Filed Pursuant to Rule 424(b)(4) Registration No. 333-121576

PROSPECTUS

5,750,000 Shares

Global Signal Inc.

Common Stock

We are offering 5,750,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "GSL." The last reported sale price of the common stock on May 3, 2005, was $30.70 per share.

We are organized and conduct our operations to qualify as a real estate investment trust (a REIT) for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our amended and restated certificate of incorporation and amended and restated bylaws contain certain restrictions relating to the ownership and transfer of our common stock, including a 9.9% ownership limit.

You should read the section entitled "Risk Factors" beginning on page 21 before buying our common stock. Investing in our common stock involves risks, including:

•	We emerged from Chapter 11 bankruptcy reorganization in November 2002, have a history of losses and do not expect to be able to maintain positive net income.

•	You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

•	A decrease in the demand for our communications sites and our ability to attract additional tenants could negatively impact our financial position.

•	We may encounter difficulties in acquiring towers at attractive prices, closing the Sprint transaction, or integrating acquisitions, including the Sprint transaction, with our operations, which could limit our revenue growth and increase our expected net losses.

•	We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our communications site space could result in a material reduction in our revenues.

•	We may not be able to obtain credit facilities in the future on favorable terms to enable us to pursue our acquisition plan, and we may not be able to finance our newly acquired assets in the future or refinance outstanding indebtedness on favorable terms, which may result in an increase in the cost of financing and which in turn may harm our ability to acquire new towers and our financial condition.

•	Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$30.70	$1.3815	$29.3185
Total	$176,525,000	$7,943,625	$168,581,375

We have granted the underwriters a 30-day option to purchase up to 575,000 additional shares to cover any overallotments.

Delivery of the shares will be made on or about May 9, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	Banc of America Securities LLC
Citigroup	Raymond James

Blaylock & Company, Inc.

The date of this prospectus is May 3, 2005

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	43
USE OF PROCEEDS	44
MARKET PRICE FOR COMMON STOCK AND DISTRIBUTION POLICY	44
CAPITALIZATION	46
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	47
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	51
INDUSTRY	85
BUSINESS	88
MANAGEMENT	115
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	127
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	135
DESCRIPTION OF CAPITAL STOCK	137
DESCRIPTION OF CERTAIN INDEBTEDNESS	145
SHARES ELIGIBLE FOR FUTURE SALE	151
FEDERAL INCOME TAX CONSIDERATIONS	154
ERISA CONSIDERATIONS	171
UNDERWRITING	174
LEGAL MATTERS	176
EXPERTS	176
WHERE YOU CAN FIND MORE INFORMATION	177
INDEX TO FINANCIAL STATEMENTS	F-1

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

ii

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated historical financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. For convenience in this prospectus unless indicated otherwise, "Global Signal, " "the company," "we, " "us" and "our" refer to Global Signal Inc. and its consolidated subsidiaries, including Global Signal Operating Partnership, L.P., and "Global Signal Inc." refers to Global Signal Inc., formerly Pinnacle Holdings Inc., prior to its name change effective December 18, 2003. "Global Signal OP" refers to Global Signal Operating Partnership, L.P. "Fortress" refers to Fortress Investment Holdings LLC and certain of its affiliates and "Greenhill" refers to Greenhill Capital Partners, L.P. and affiliated investment funds. All per share information and information on our outstanding common stock, options and warrants has been adjusted to give effect to a two-for-one stock split we effected on February 11, 2004.

Global Signal Inc.

Global Signal, formerly known as Pinnacle Holdings Inc., is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. On June 2, 2004, we completed our initial public offering through the issuance of 8,050,000 shares of our common stock at $18.00 per share of common stock. On February 14, 2005, we, Sprint Corporation, or Sprint, and certain Sprint subsidiaries entered into an agreement to lease or otherwise operate over 6,600 wireless communications tower sites and the related towers and assets. The consummation of the Sprint transaction will substantially increase the size and scope of our operations.

Our strategy is to grow our Adjusted EBITDA and Adjusted Funds From Operations (1) organically by adding additional tenants to our towers, (2) by acquiring towers with existing telephony tenants in locations where we believe there are opportunities for organic growth and (3) by financing these newly acquired towers, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the issuance of mortgage-backed securities. Through this strategy, we seek to increase our dividend per share over time. We are organized as a real estate investment trust, or REIT, and as such are required to distribute at least 90% of our taxable income to our stockholders. We paid a dividend of $0.40 per share of our common stock for the quarter ended December 31, 2004 which is a 28.0% increase over the dividend we paid for the quarter ended December 31, 2003. In addition, on March 30, 2005, our board of directors declared a dividend of $0.40 per share of our common stock for the three months ended March 31, 2005, which was paid on April 21, 2005 to stockholders of record as of April 11, 2005.

For the years ended December 31, 2003 and 2004, substantially all of our revenues came from our ownership, leasing and management of communications towers and other communications sites. Although we have communications sites located throughout the United States, Canada and the United Kingdom, our communications sites are primarily located in the southeastern and mid-Atlantic regions of the United States. As of December 31, 2004, we owned 2,988 towers and 265 other communications sites. We own in fee or have long-term easements on the land under 915 of these towers and we lease the land under 2,073 of these towers. In addition, as of December 31, 2004, we managed 807 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. As of December 31, 2004, we owned or managed a total of 4,060 communications sites. On a pro forma basis for the Sprint transaction and the Triton and ForeSite 2005 acquisitions described below, as of December 31, 2004, we would own, manage or lease, over 11,000 communications sites and we would be the third largest wireless communications tower operator based on number of towers owned, managed or leased.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2004, we had an aggregate of more than 15,000 leases on our communications sites with over 2,000 customers. The average number of tenants on our owned towers, as of December 31, 2004, was 4.1, which included an average of 1.6 wireless telephony tenants. The percentage of our revenues from wireless telephony tenants has increased from 41.0% of our total revenues for the month of December 2003 to 51.1% of our total revenues for the month of December 2004.

For the years ended December 31, 2003 and 2004, we generated:

	2003	2004
	($ in millions)
Revenues	$166.7	$182.9
Net income	$13.2	$6.9
Adjusted EBITDA(1)	$81.6	$102.4
Adjusted Funds from Operations(1)	$60.1	$71.8

(1)	Adjusted EBITDA and Adjusted Funds From Operations, or AFFO, are non-GAAP financial measures we use in evaluating our performance. See "Summary Consolidated Financial Information" for a reconciliation of these measures to net income and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for a detailed description of why we believe such measures are useful.

Recent Developments

First Quarter 2005 Results

On May 2, 2005, we announced our unaudited results of operations for the quarter ended March 31, 2005, which are summarized below.

Revenues for the quarter ended March 31, 2005 were $54.4 million, an increase of 26.3% from our revenues for the same period of 2004 of $43.1 million. The increase in our revenues was the result of revenues of $10.1 million on the 957 communications sites we acquired after January 1, 2004 and from internal growth of 2.7% on sites owned for the entire period since January 1, 2004.

Net income for the quarter ended March 31, 2005, was $3.9 million, or $0.07 per basic and diluted common share, compared with a net loss of $6.6 million or $(0.16) per basic and diluted common share for the first quarter of 2004. Our net loss during the 2004 period was primarily related to a loss on the early extinguishment of debt of $8.4 million related to the repayment and termination of our old credit facility with a portion of the net proceeds from our February 2004 mortgage loan.

For the quarter ended March 31, 2005, Adjusted EBITDA (net income before interest, income tax, depreciation, amortization and accretion, non-cash stock-based compensation expense and loss on early extinguishment of debt) increased 37.5% to $31.4 million from our Adjusted EBITDA for the first quarter of 2004 of $22.9 million. AFFO for the quarter ended March 31, 2005, increased 32.5% to $21.4 million from AFFO for the first quarter of 2004 of $16.1 million. The increase in Adjusted EBITDA and AFFO during the quarter ended March 31, 2005, as compared to the same period in 2004, reflects internal growth as well as positive adjusted EBITDA and AFFO contributions from communications sites acquired since January 1, 2004.

As of March 31, 2005, we had total debt of $757.1 million, of which $696.7 million was long-term fixed-rate, and cash of $7.1 million excluding restricted cash of $78.2 million. Restricted cash includes the $50.0 million deposit we made in connection with the Sprint transaction described below.

Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Opertions — Non GAAP Financial Measures — Adjusted EBITDA" for a detailed description of why we believe Adjusted EBITDA is useful. A reconciliation of net income to Adjusted EBITDA is as follows:

Adjusted EBITDA
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	2005	2004
	(unaudited)
Net income	$3,896	$(6,634)
Depreciation, amortization and accretion	17,558	12,351
Interest, net	10,201	6,091
Income tax expense (benefit)	(525)	11
Loss on early extinguishment of debt	—	8,449
Non-cash stock based compensation expense	318	2,604
Adjusted EBITDA	$31,448	$22,872

AFFO is not a measure of performance calculated in accordance with GAAP. See "Managements Discussion and Analysis of Financial Condition and Results of Operations — Non GAAP Financial Measures — Adjusted Funds From Operations" for a detailed description of why we believe AFFO is useful. A reconciliation of net income to AFFO is as follows:

AFFO
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	2005	2004
	(unaudited)
Net income	$3,896	$(6,634)
Real estate depreciation, amortization and accretion	17,135	11,921
(Gain) loss on sale of properties(1)	24	(205)
Loss on early extinguishment of debt	—	8,449
Non-cash stock-based compensation expense	318	2,604
Adjusted Funds From Operations	$21,373	$16,135

(1)	(Gain) loss on sale of properties includes $0 and ($0.1) million for the three months ended March 31, 2005, and 2004, respectively related to continuing operations; and $0 and ($0.1) million for the three months ended March 31, 2005, and 2004, respectively related to discontinued operations.

Acquisitions

Since the beginning of our acquisition program on December 1, 2003, through April 29, 2005, we have acquired 1,197 communications sites for an aggregate purchase price of approximately $459.8 million, including fees and expenses. In addition, during this time, we invested an additional $9.5 million, including fees and expenses, to acquire a fee interest or long-term easement under 94 wireless communications towers where we previously had a leasehold interest.

The table below is a summary of some of our larger acquisitions completed in 2004 and early 2005.

Seller	Acquisition Closing Dates	No. of Acquired Communications Sites	Purchase Price, Including Fees & Expenses ($ million)	% of Revenue From Investment Grade or Wireless Telephony Tenants(1)	Primary Site Locations
Towers of Texas Inc.	December 2004 and January 2005	48	$25.5	99.5%	Texas
Didicom Towers, Inc.	December 2004	95	27.0	93.3	Arkansas, Missouri and Oklahoma
GoldenState Towers, LLC(2)	November 2004	214	64.5	98.2	California, Oregon, Idaho, Washington, Nevada and Arizona
Lattice Communications, LLC	October 2004 through March 2005	236	116.0	86.4	Indiana, Ohio, Alabama, Kansas and Georgia
Tower Ventures III LLC(2)	June 2004	97	53.0	99.6	Tennessee, Mississippi, Missouri and Arkansas

(1)	As of the time of acquisition.

(2)	We acquired the membership interests of the named entity, which owns the towers.

Prior to December 7, 2004, our acquisitions were funded through borrowings under our credit facility and a portion of the net proceeds from our initial public offering. Thereafter, the acquisitions were funded with cash from the site acquisition reserve account established as part of the December 2004 mortgage loan. See section entitled "Description of Certain Indebtedness — December 2004 Mortgage Loan."

On April 14, 2005, we entered into an agreement to purchase 172 wireless communications sites for approximately $32.8 million, including estimated fees and expenses, from ForeSite LLC, which we refer to as the ForeSite 2005 acquisition. The towers are located in Alabama, Georgia, Mississippi, Louisiana, Florida, Tennessee, and South Carolina. Revenues on these towers are derived 80% from wireless telephony tenants and 18% from public utility tenants. The ForeSite 2005 transaction closed on April 29, 2005 and was funded from our site acquisition reserve account and from borrowings under the acquisition credit facility.

On March 21, 2005, we entered into an agreement to purchase 169 wireless communications sites for approximately $56.2 million, including estimated fees and expenses, from Triton PCS Holdings, Inc. or Triton. The transaction is expected to close toward the end of the second quarter of 2005 and is subject to customary closing conditions. The towers are primarily located in the Charlotte, Raleigh and Greensboro markets of North Carolina, with additional sites located in other regions of North Carolina and in South Carolina, Georgia and Puerto Rico. Substantially all of the revenues on these towers are derived from wireless telephony tenants. As part of the transaction, Global Signal and Triton have agreed to enter into a 10-year master lease agreement, with three 5-year lease renewal options, whereby Triton will pay us an initial monthly rate of $1,850 for each of the 169 towers.

Additionally, we obtained an exclusive option to acquire an additional 70 existing towers owned by Triton, together with an option to acquire all new towers constructed by Triton during a one-year period after closing.

As of April 29, 2005, in addition to the Triton acquisition referred to above, we have executed definitive agreements and non-binding letters of intent with other parties to acquire an additional 45 communications sites and to acquire fee interest or long-term easements under an additional 11 communications towers, for an aggregate purchase price of approximately $27.9 million, including estimated fees and expenses. We are in the process of performing due diligence on the towers under non-binding letters of intent and seek to negotiate definitive agreements.

We believe the towers we acquired and have contracted to acquire are in locations where there are opportunities for organic growth and that these towers generally have significant additional capacity to accommodate new tenants. We expect to use a portion of the proceeds from this offering to finance the acquisition of these additional towers. The above pending acquisitions are subject to customary closing conditions for real estate transactions of this type and may not be successfully completed.

Sprint Transaction

On February 14, 2005, we, Sprint, and certain Sprint subsidiaries entered into an agreement to contribute, lease and sublease, which we refer to as the Agreement to Lease. Under the Agreement to Lease, we have agreed to lease (or, if certain consents have not been obtained, operate) for a period of 32 years over 6,600 wireless communications tower sites and the related towers and assets (collectively, the "Sprint Towers") from one or more newly formed special purpose entities of Sprint under one or more master leases for which we agreed to pay approximately $1.2 billion as prepaid rent, which we refer to as the upfront rental payment, subject to certain conditions, adjustments and pro-rations. The closing of the Sprint transaction is expected to occur toward the end of the second quarter of 2005. The Sprint transaction is subject to certain closing conditions, and there is no assurance that it will be consummated.

Pursuant to the Agreement to Lease, we expect certain Sprint entities to collocate on approximately 6,400 of the Sprint Towers for an initial period of ten years. In addition, as of December 31, 2004, there were approximately 5,600 collocation leases on the Sprint Towers with other wireless tenants and substantially all of the revenue was derived from wireless telephony tenants. We expect to use a portion of the proceeds from this offering to pay a portion of the upfront rental payment. The remainder of the upfront rental payment is expected to be financed through a combination of bridge debt financing and a private placement of equity, as is more fully described in "Business — Investment Agreement," "Business — Bridge Financing" and "Business — Revolving Credit Agreement."

Sprint Towers. As of December 31, 2004, the Sprint Towers are comprised of 5,060 monopoles, 1,419 lattice, and 136 guyed towers which generated approximately $103.8 million of revenues during 2004 from third-party tenant leases. Sprint has also agreed to collocate on approximately 6,400 of the Sprint Towers for an initial period of ten years. On a pro forma basis, assuming we had leased the Sprint Towers beginning January 1, 2004 and including the revenues we would earn from the Sprint collocation subleases on approximately 6,400 of these towers for an initial monthly collocation charge of $1,400 per tower, the Sprint Towers would have generated approximately $222.4 million of revenues for the year ended December 31, 2004. Substantially all revenue attributable to the Sprint Towers in 2004 was derived from wireless telephony tenants. As of December 31, 2004, Sprint had ground leases with third parties under 6,607 of these towers with an average term, including optional renewals, of approximately 17.9 years.

Approximately 75% of the Sprint Towers are located in the top 50 basic trading area, or BTA, markets, which is a geographic area used by the Federal Communications Commission, or FCC, to define the coverage of spectrum licenses for wireless services, and approximately 87% of the Sprint Towers are located in the top 100 BTA markets in the United States. Based on the 2000 U.S. census, approximately 59% of the U.S. population is located in the top 50 BTA markets and approximately 72% of the U.S. population is located in the top 100 BTA markets. The Sprint Tower portfolio has a higher concentration of towers in both the top 50 and 100 BTA markets than any of the publicly traded tower companies.

Sprint will collocate on approximately 6,400 of these sites for an initial period of ten years. As of December 31, 2004, there were approximately 5,600 third-party tenant leases with an average remaining term of 2.5 years excluding renewals and the average lease rate was approximately $1,520 per month. As of December 31, 2004, substantially all of the third-party tenant leases on the Sprint Towers were with wireless telephony tenants. The Sprint Towers have an average tenant per tower ratio of 1.8, which is lower than the towers owned in our portfolio as of December 31, 2004, and we will seek to increase this average through active marketing.

Investment Agreement.    On February 14, 2005, in connection with the execution of the Sprint transaction, we entered into an Investment Agreement with (a) Fortress Investment Fund II LLC, a Delaware limited liability company, or FIF II, an affiliate of our largest stockholder, Fortress; (b) various affiliates of our third largest stockholder, Abrams Capital, LLC; and (c) Greenhill, our second largest stockholder and certain of its affiliates. We refer to the above referenced parties as the Investors, and each party individually as an Investor. For a more detailed description of the Investment Agreement, see the section entitled "Business — Investment Agreement." Under the Investment Agreement, the Investors committed to purchase, at the closing of the Sprint transaction, up to $500.0 million of our common stock at a price of $25.50 per share. The $500.0 million aggregate commitment from the Investors will automatically be reduced by (1) the amount of net proceeds received by us pursuant to any offering of our equity securities prior to the closing of the Sprint transaction, including proceeds received in this offering, and (2) the amount of any borrowings in excess of $750.0 million outstanding prior to the closing of the Sprint transaction under any credit facility or similar agreements provided to us in connection with the Sprint transaction, provided that the Investors' aggregate commitment will not be reduced below $250.0 million. The purchase of the shares by the Investors is conditioned upon the occurrence of the closing of the Sprint transaction, and is expected to close simultaneously with the Sprint transaction. As described below, on March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A., and Banc of America Securities LLC, affiliates of the representatives of the underwriters, increasing the amount of bridge financing up to $850.0 million. If we enter into a definitive agreement for bridge financing of up to $850.0 million and successfully complete this offering, with the assumed net proceeds of at least $150.0 million, the Investors' commitment to purchase under the Investment Agreement will be reduced to $250.0 million.

Bridge Financing.    On February 8, 2005, we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC (affiliates of representatives of the underwriters) setting forth the terms on which they would provide bridge financing of approximately $750.0 million to us for use in funding the Sprint transaction. On March 10, 2005, we executed a non-binding term sheet subject to certain conditions with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC increasing the amount of bridge financing up to $850.0 million. For a more detailed description of the proposed bridge financing arrangement, see the section entitled "Description of Certain Indebtedness — Bridge Financing." In the future we intend to refinance the bridge loan with a mortgage loan on or before its maturity.

Interest Rate Swaps. In connection with the Sprint transaction, on February 2, 2005 and March 21, 2005, we entered into interest rate swap agreements for a total notional value of $850.0 million with Bank of America, N.A., an affiliate of one of the representatives of the underwriters, as counterparty, in anticipation of securing $850.0 million or more of bridge financing, which is expected to be replaced by a mortgage loan of an equal or greater amount. For a more detailed description of the interest rate swaps, see the section entitled "Business — Interest Rate Swaps."

Financings

As of April 25, 2005, our wholly owned subsidiary, Global Signal Acquisitions LLC, or Global Signal Acquisitions, entered into a 364-day $200.0 million credit facility, which we refer to as the acquisition credit facility, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A. (affiliates of the representatives of the underwriters) to provide funding for the acquisition of additional communications sites. The acquisition credit facility is secured by substantially all of Global Signal Acquisitions' tangible and intangible assets and is guaranteed by Global Signal OP, Global Signal Inc. and any future subsidiaries of Global Signal Acquisitions. The level of available borrowings is limited based on a borrowing base. We intend to fund future acquisitions with this credit facility along with a portion of the proceeds from this offering and incremental equity offerings. Borrowings will bear interest at our option at either the Eurodollar rate or the bank's base rate, plus an applicable margin based on Global Signal Acquisitions' leverage. For a more detailed description, see section entitled "Description of Certain Indebtedness — Acquisition Credit Facility."

On December 7, 2004, our wholly owned subsidiary, Pinnacle Towers Acquisition Holdings LLC, and five of its direct and indirect subsidiaries borrowed approximately $293.8 million under a mortgage loan made payable to a newly created trust that issued approximately $293.8 million in fixed-rate commercial mortgage pass-through certificates, which we refer to as the December 2004 mortgage loan, to provide fixed-rate financing for the communications sites we acquired since December 1, 2003 along with certain additional communications sites we expected to acquire. The proceeds of the December 2004 mortgage loan were used primarily to repay the $181.7 million of then-outstanding borrowings under our credit facility and to partially fund a $120.7 million site acquisition reserve account to be used to acquire additional qualifying wireless communications sites over the six-month period following closing. As of April 29, 2005, the site acquisition reserve account had a balance of $0.6 million. The December 2004 mortgage loan requires monthly payments of interest until its maturity in December 2009. The weighted average interest rate on the mortgage loan is approximately 4.74%. The December 2004 mortgage loan is secured by mortgages, deeds of trust, deeds to secure debt and first priority liens on substantially all of Pinnacle Towers Acquisition Holdings LLC's tangible assets and its interest in the five subsidiaries which we expect will have an aggregate acquisition cost of approximately $450.0 million, including estimated fees and expenses, after all monies in the site acquisition reserve have been used to fund acquisitions.

On December 3, 2004, Global Signal OP entered into a 364-day $20.0 million revolving credit facility pursuant to a revolving credit agreement, which we refer to as the Revolving Credit Agreement, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the underwriters, to provide funding for working capital and other corporate purposes. On February 9, 2005, we amended and restated the Revolving Credit Agreement to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was borrowed and posted as a deposit, as required by the Agreement to Lease. On April 15, 2005, we further amended and restated the Revolving Credit Agreement to provide an additional $25.0 million multi-draw term loan to be used for fees and expenses incurred in connection with the Sprint transaction, and as of April 29, 2005 we have borrowed $5.0 million under the multi-draw term loan. Amounts available under the revolving credit facility will be reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million (excluding any equity issuances by us in connection with the Sprint transaction, including this offering, or as a result of the exercise of options or warrants outstanding as of February 9, 2005). The term loans must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, and (3) the date of the closing of the Sprint transaction. Interest on the $20.0 million revolving portion of this credit facility is payable at our option at either the London InterBank Offered Rate, or LIBOR, plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the Revolving Credit Agreement is payable at our option at either LIBOR plus 1.75% or the bank's base rate plus 0.75%. The Revolving Credit Agreement contains covenants and restrictions standard for a facility of this type including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The limitations on consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0, upon consummation of the bridge financing for the Sprint transaction. The Revolving Credit Agreement continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP, and a pledge by us of 65% of our interest in our Canadian subsidiary. As of December 31, 2004, the pledged interests in the United Kingdom and Canadian subsidiaries collectively constituted approximately 1.0% of our total assets' book value.

On June 2, 2004, we completed our initial public offering through the issuance of 8,050,000 shares of our common stock at $18.00 per share of common stock. We received net proceeds from the offering of approximately $131.2 million which we primarily utilized to repay the outstanding borrowings at such time under our credit facility and to fund the acquisition of communications sites.

On February 5, 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC (known as Pinnacle Towers Inc. at the time), and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a trust, which we refer to as the February 2004 mortgage loan. The trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms that correspond to the February 2004 mortgage loan. The proceeds from the February 2004 mortgage loan were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million one-time special distribution to our stockholders which represented a return of capital, including $113.8 million to Fortress and Greenhill. As of April 29, 2005, the weighted average fixed interest rate of the various tranches of the mortgage loan was approximately 5.0%. The February 2004 mortgage loan is secured by mortgages, deeds of trust and deeds to secure debt creating first priority mortgage liens on assets which generated 91.9% of our gross margins for the year ended December 31, 2004.

Dividends

The table below is a summary of our dividend history.

Dividend Summary

Dividend Period	Pay Date	Dividend per Share ($)	Total Dividend ($ million)	Amount of Dividend Accounted For As Return of Stockholders' Capital ($ million)
January 1 – March 31, 2005	April 21, 2005	$0.4000	$20.9	$17.0
October 1 – December 31, 2004	January 20, 2005	0.4000	20.9	16.4
July 1 – September 30, 2004	October 20, 2004	0.3750	19.1	16.3
June 1 – June 30, 2004	July 20, 2004	0.1030	5.2	5.2
April 1 – May 31, 2004	June 14, 2004	0.2095	8.8	8.8
January 1 – March 31, 2004	April 22, 2004	0.3125	13.1	13.1
October 1 – December 31, 2003	February 5, 2004	0.3125	12.8	0.6
One-time special distribution	February 5, 2004	3.4680	142.2	142.2

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	increasing wireless data usage;

o	customer demand for high network quality and ubiquitous coverage;

o	new wireless technologies, devices and applications; and

o	significant investments by wireless telephony service providers in their networks to increase coverage and quality and to accommodate new technologies.

•	High Operating Leverage. Operating expenses associated with adding incremental wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, wireless towers require minimal annual capital investments to maintain.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long-term tenants that enter into multi-year leases and renew them.

•	Large and Fragmented Industry. There are over 100,000 communications towers in the United States with over 45,000 towers owned by small tower operators and individuals and over 17,000 towers owned by wireless telephony service providers, which provides significant acquisition opportunities.

Growth Strategy

Our objective is to increase our Adjusted EBITDA, AFFO and our dividend per share of our common stock. Key elements of our strategy to achieve this objective include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites. On a pro forma basis for the Sprint transaction and the Triton and ForeSite 2005 acquisitions, as of December 31, 2004, we would own, manage or lease over 11,000 communications sites and we would be the third largest wireless communications tower operator based on number of towers owned, managed or leased.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. We plan to purchase or selectively develop towers in locations where we believe there is, or will be, significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition efforts on towers that already have an existing telephony tenant, or in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants. We believe that telephony tenants provide a relatively stable revenue stream and that there is a high likelihood of lease renewals by multiple tenants. Since 1998, we have experienced average annualized churn as a result of non-renewal and other lease terminations from our telephony tenants of less than 1% of annualized telephony revenues.

•	Maintain an Efficient Capital Structure. We believe that our low-cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the periodic issuance of mortgage-backed securities. Prior to issuing mortgage-backed securities, our strategy is to finance communications sites we acquire on a short-term basis through credit facilities we expect to obtain on terms similar to the acquisition credit facility.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to meet their network needs.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development, including engineering, initial land acquisition, zoning and construction. We believe that by outsourcing, we avoid most of the high overhead and risks associated with providing these services.

Our Strengths

•	High Quality Communications Sites with Diversified and Relatively Stable Cash Flows. As of December 31, 2004, we owned or managed 4,060 communications sites, including 2,988 owned towers. Our diversified customer base, which includes over 2,000 customers with over 15,000 leases, has historically provided us with a relatively stable cash flow stream. Our tenants include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters.

•	Efficient and Well-Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. Our organizational structure, sales force, business processes and systems are oriented towards improving customer service and adding new tenants. For example, we have recently implemented new computer systems to manage our communications sites, tenant and ground leases, and to handle our accounting and billing functions. In addition, we recently implemented a digital library that provides us with easy access to our key records and allows us to rapidly respond to customer requests and to deploy new tenants on our sites.

•	Experienced Management Team. We have an experienced management team that is highly focused on growing our business. Our management team owns, and is incentivized with options to acquire, a total of approximately 4.4% of our common stock on a fully diluted basis, as of December 31, 2004.

•	Tax-Efficient REIT Status. We are organized as a REIT, which enables us to reduce our corporate-level income taxes by making dividend distributions to our stockholders and to pass our capital gains through to our stockholders in the form of capital gains dividends.

History

We were formed in 1995 to acquire and manage wireless towers and other communications sites. We historically funded our operations through bank credit facilities and issuances of debt and equity securities. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the acquisition of non-strategic assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. In addition, to a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

Under the prearranged plan of reorganization, Fortress and Greenhill purchased 22,526,598 shares of our common stock for an aggregate purchase price of $112.6 million and elected to receive an additional 9,040,166 shares of common stock in lieu of $45.2 million of cash for the 10% senior notes due 2008 they held making their total investment in us in connection with the reorganization $157.8 million. Other senior noteholders entitled to receive $47.2 million of cash elected to receive 9,433,236 shares of common stock in lieu of cash, making the total equity investment $205.0 million. Since our reorganization, Fortress and Greenhill increased their holding of our common stock through the purchase of shares and exercise of warrants and options for a net increase totaling 1,687,326 shares of common stock for an aggregate purchase price of $11.4 million. In addition, over this period, Fortress and Greenhill have received distributions representing a return of capital totaling $167.1 million comprised of a special distribution on February 5, 2004, and returns of capital related to their portion of our ordinary dividends to the extent the dividends exceeded accumulated earnings, thereby decreasing Fortress and Greenhill's total investment to $2.1 million.

Under the plan, we satisfied $325.0 million of indebtedness related to our senior notes for $21.6 million in cash and 18,473,402 shares of our common stock valued at $92.4 million, and satisfied $187.5 million of indebtedness related to our 5.5% convertible notes due 2007 for $1.0 million in cash and warrants to purchase 820,000 shares of our common stock. In total $404.8 million, including $7.3 million of accrued interest was discharged under the reorganization. Under the plan, our then existing senior credit facility lenders were paid approximately $93.0 million in cash, with the balance of the full amount owed to them incorporated into an amended and restated credit facility comprising a three-year secured term loan of $275.0 million. In addition, certain of these lenders provided a secured revolving credit facility of $30.0 million. We refer to the term loan and revolving credit facility, collectively, as our old credit facility. The plan was confirmed by the bankruptcy court on October 9, 2002, and we exited bankruptcy in November 2002 with Fortress as our controlling stockholder. On February 5, 2004, the old credit facility was repaid in full and terminated.

Prior to our reorganization we acquired certain non-strategic assets unrelated to our core tower business, which have subsequently been sold, and our former management was unable to efficiently integrate and manage our communications sites. Our current growth strategy, which is in part based on a new site acquisition and development strategy, is significantly different. The primary differences are (1) our strategy to finance our assets using a capital structure which we believe does not rely on growth to reduce leverage and uses low-cost fixed-rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from equity offerings, including this offering, to finance our new tower acquisitions and development growth, (2) our strategy to buy core tower assets with in-place telephony, investment grade or government tenants where we believe there is a high likelihood of multiple lease renewals, (3) our stringent underwriting process which is generally designed to allow us to evaluate and price acquisitions based on their current yields and on the asset and tenant attributes, and location of the asset and (4) our focus on integrating, maintaining and operating the assets we buy efficiently and effectively.

We were incorporated in the State of Delaware in 2002. Our predecessor company was incorporated in the State of Delaware in 1995. Our principal executive offices are located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232. Our telephone number is (941) 364-8886. Our website address is www.gsignal.com. Information on our website does not constitute part of this prospectus.

Organization Structure of Global Signal Inc.
and Significant Subsidiaries (1)

(1)	Unless otherwise noted, all ownership is 100% and the number of communications sites shown indicates sites held directly or indirectly as of December 31, 2004.

(2)	The borrower under the Revolving Credit Agreement.

(3)	The borrowers under the February 2004 mortgage loan.

(4)	The borrowers under the December 2004 mortgage loan; the number of communications sites held by Pinnacle Towers Acquisition LCC and its subsidiaries is expected to increase as the site acquisition reserve is invested.

(5)	Global Signal Acquisitions LLC is the borrower under the acquisition credit facility and the entity which will acquire future wireless communications sites (excluding the Sprint Towers) once our current site acquisition reserve has been fully invested.

(6)	Global Signal Acquisitions II LLC, or one of its subsidiaries, is expected to be the borrower under the bridge loan and the entity that will enter into the lease with Sprint to operate the Sprint Towers.

(7)	Our primary management and services company that has management agreements with Pinnacle Towers LLC and its subsidiaries and with Pinnacle Towers Acquisition Holdings LLC and its subsidiaries. Global Signal Services LLC is also expected to provide similar services to Global Signal Acquisitions LLC and Global Signal Acquisitions II LLC.

Risks Relating to Our Business

•	We emerged from Chapter 11 bankruptcy reorganization in November 2002, have a history of losses and do not expect to be able to maintain positive net income.

•	You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

•	Failure to close the Sprint transaction could negatively impact our stock price and financial results and subject us to a forfeiture of our $50.0 million deposit.

•	We may encounter difficulties in acquiring towers at attractive prices, closing the Sprint transaction or integrating acquisitions with our operations, which could limit our revenue growth and increase our expected net losses.

•	A decrease in the demand for our communications sites or our ability to attract additional tenants could negatively impact our financial position.

•	Failure to successfully and efficiently integrate the Sprint transaction or other transactions into our operations may adversely affect our operations and financial conditions.

•	Our revenues may be adversely affected by the economies, real estate markets and wireless communications industries in the regions where our sites are located.

•	Consolidation in the wireless industry and changes to the regulations governing wireless services could decrease the demand for our sites and may lead to reductions in our revenues.

•	Our revenues are dependent on the creditworthiness of our tenants, which could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

•	We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our communications site space could result in a material reduction in our revenues.

•	We believe that it is likely that a master lease with our largest customer, based on revenues for 2004, will be renewed or extended on significantly less favorable terms and rates.

•	We have had material weaknesses in our internal controls and these may not have been remedied, or other internal control weaknesses could exist.

•	As of December 31, 2004, our tenant leases had a weighted average current term of approximately 5.3 years and had a weighted average remaining term of 2.9 years excluding optional renewal periods. Our revenues depend on the renewal of our tenant leases by our customers.

•	We recently implemented new software systems throughout our business and may encounter integration problems that affect our ability to serve our customers and maintain our records, which in turn could harm our ability to operate our business.

•	If we are unable to successfully compete, our business will suffer.

•	Competing technologies may offer alternatives to ground-based antenna systems, which could reduce the future demand for our sites.

•	Equipment and software developments are increasing our tenants' ability to more efficiently utilize spectral capacity and to share transmitters, which could reduce the future demand for our sites.

•	Carrier joint ventures and roaming agreements, which allow for the use of competitor transmission facilities and spectrum, may reduce future demand for incremental sites.

•	We may be unable to modify our towers or procure additional ground space, which could harm our ability to add additional site space to our communications sites and new customers, which could result in our inability to execute our growth strategy and limit our revenue growth.

•	We may not be able to obtain credit facilities in the future on favorable terms to enable us to pursue our acquisition plan, and we may not be able to finance our newly acquired assets in the future or refinance outstanding indebtedness on favorable terms, which may result in an increase in the cost of financing and which in turn may harm our ability to acquire new towers and our financial condition.

•	Repayment of the principal of our outstanding indebtedness (including repayment of our acquisition credit facility and our proposed bridge facility to finance a portion of the upfront rental payment due in connection with the Sprint transaction) will require additional financing that we cannot ensure will be available to us.

•	Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, the loss of our right to conduct some of our business.

•	The failure of our communications sites to be in compliance with environmental laws could result in liability and claims for damages that could result in a significant increase in the cost of operating our business.

•	Because we generally lease, sublease, license or have easements relating to the land under our towers, our ability to conduct our business, secure financing and generate revenues may be harmed if we fail to obtain lease renewals or protect our rights under our leases, subleases, licenses and easements.

•	Our tenant leases require us to be responsible for the maintenance and repair of the sites and for other obligations and liabilities associated with the sites and our obligations to maintain the sites may affect our revenues.

•	Site management agreements may be terminated prior to expiration, which may adversely affect our revenues.

•	Our towers may be damaged by disaster and other unforeseen events for which our insurance may not provide adequate coverage and which may cause service interruptions affecting our reputation and revenues and resulting in unanticipated expenditures.

•	If radio frequency emissions from our towers or other equipment used in our tenants' businesses are demonstrated, or perceived, to cause negative health effects, our business and revenues may be harmed.

•	The terms of our mortgage loans, Revolving Credit Agreement, acquisition credit facility and the Sprint Agreement to Lease may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

•	Our Chief Executive Officer has management responsibilities with other companies and may not be able to devote sufficient time to the management of our business operations.

Risks Relating to Our REIT Status

•	Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates under tax legislation enacted in 2003.

•	REIT distribution requirements could adversely affect our liquidity.

•	The stock ownership limits imposed by the Internal Revenue Code of 1986, as amended, for REITs and our amended and restated certificate of incorporation may inhibit market activity in our stock and may restrict our business combination opportunities.

Risks Relating to this Offering

•	The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

•	The market price of our stock could be negatively affected by sales of substantial amounts of our common stock if Fortress or Greenhill, our two largest stockholders, default under credit agreements secured by their respective holdings of shares of our common stock.

•	The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

•	The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

•	Investors in this offering will suffer immediate and substantial dilution.

•	ERISA may restrict investments by Plans in our common stock.

•	Our authorized but unissued common and preferred stock may prevent a change in our control.

•	Anti-takeover provisions in our amended and restated certificate of incorporation, the Revolving Credit Agreement and the acquisition credit facility could have effects that conflict with the interests of our stockholders.

•	We have not established a minimum dividend payment level, there are no assurances of our ability to pay dividends in the future, and our ability to maintain our current dividend level depends both on our earnings from existing operations and our ability to invest our capital to achieve targeted returns.

•	Global Signal Inc. is a holding company with no material direct operations.

•	Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

•	An increase in interest rates would result in an increase in our interest expense, which could adversely affect our results of operations and financial condition.

•	Our fiduciary obligations to Global Signal OP may conflict with the interests of our stockholders.

•	Future limited partners of Global Signal OP may exercise their voting rights in a manner that conflicts with the interests of our stockholders.

The Offering

The following information assumes that the underwriters do not exercise their overallotment option to purchase additional shares in this offering.

Common stock we are offering	5,750,000 shares
Common stock to be outstanding after the offering	57,996,717 shares
NYSE symbol	"GSL"

The number of shares of common stock that will be outstanding after the offering excludes options and warrants exercisable to purchase 3,101,551 shares of common stock outstanding as of April 29, 2005 and excludes 9,803,922 shares expected to be issued in connection with the Sprint transaction to the Investors pursuant to the Investment Agreement.

Use of Proceeds

Based on the offering price of $30.70, our net cash proceeds from the sale of the shares of common stock will be approximately $166.2 million, or approximately $183.0 million if the underwriters exercise their overallotment option in full, after deducting underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•	Approximately $82.0 million to finance a portion of the upfront rental payment of approximately $1.2 billion (subject to certain conditions, adjustments and prorations) to be paid in connection with the Sprint transaction. For a more detailed description of the Sprint transaction, see "Business—Sprint Transaction." The Sprint transaction is subject to certain closing conditions and may not close. In the event the Sprint transaction does not close we intend to use the net proceeds of this offering to finance the acquisition of other communications sites and for general corporate purposes.

•	Approximately $55.0 million to repay the debt outstanding under our Revolving Credit Agreement with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the representatives of the underwriters, including $50.0 million incurred to finance the Sprint transaction deposit, currently held in escrow, and $5.0 million incurred to pay for a portion of the costs and expenses of the Sprint transaction. The $50.0 million was borrowed under the term loan portion of the Revolving Credit Agreement and the $5.0 million was borrowed under the multi-draw term loan portion of the Revolving Credit Agreement. On April 29, 2005, the interest rate on the multi-draw portion of the Revolving Credit Agreement was 4.74% and, the interest rate on the term loan portion of the Revolving Credit Agreement was 4.82%. The term loans mature on the earlier to occur of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, or (3) the date of the closing of the Sprint transaction. We expect to use borrowings under the Revolving Credit Agreement primarily to fund costs and expenses relating to the Sprint transaction and general corporate purposes, including funding acquisitions, from time to time, of additional wireless communications towers and other communications sites;

•	Approximately $29.2 million to be used for working capital and other general corporate purposes, which may include future acquisitions.

A tabular presentation of our estimated use of proceeds based on an offering price of $30.70 follows:

	Dollar Amount	Percentage of Gross Proceeds
	(in thousands)
Gross offering proceeds	$176,525	100.0%
Underwriting discount and commissions	(7,944)	(4.5)
Other expenses of offering	(2,413)	(1.4)
Net offering proceeds	$166,168	94.1%

	Dollar Amount	Percentage of Net Proceeds
	(in thousands)
Estimated amount to finance a portion of the upfront rental payment to Sprint	$82,007	49.4%
Estimated amount to repay debt outstanding under our Revolving Credit Agreement	55,000	33.1
Estimated amount used for working capital and other general corporate purposes	29,161	17.5
Net offering proceeds	$166,168	100.0%

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts, which is consistent with our intention to maintain our qualification as a REIT.

Restrictions on Ownership of Stock

Due to limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, our amended and restated certificate of incorporation generally prohibits any stockholder, unless exempted by our board of directors, from directly or indirectly owning more than 9.9% of our stock. Our board of directors may grant such an exemption in its sole discretion, subject to such terms, conditions, representations and undertakings as it may determine. Certain of our stockholders are exempt from these ownership limits.

Benefits to Affiliates and Certain Other Parties

Our directors and officers receive compensation in connection with their service to us as described in "Management — Compensation of Directors" and "Management — Executive Compensation."

Distribution Policy

Since the fourth quarter of 2003 we have paid regular quarterly distributions to holders of our common stock, see "— Dividend Summary." We intend to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distributions of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

We generally need to distribute at least 90% of our taxable income each year (subject to certain adjustments) to qualify as a REIT under the Internal Revenue Code. Differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement. As of April 21, 2005, we had distributed in excess of 90% of our estimated 2005 year-to-date taxable income.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary historical consolidated financial and other data. The balance sheet data as of December 31 2003 and 2004 and the statements of operations and cash flows data for the years ended December 31, 2003, and 2004 and the ten months ended October 31, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements included elsewhere herein. The balance sheet data as of October 31, 2002, and December 31, 2002 is derived from our unaudited and audited, respectively, consolidated financial statements not included herein.

The pro forma as adjusted statement of operations data reflects (i) the issuance of the February 2004 mortgage loan of $418.0 million and the application of the net loan proceeds therefrom, (ii) the initial public offering of 8,050,000 shares of our common stock at an offering price of $18.00 per share of common stock, and the application of the net proceeds therefrom, including a portion to fund the Tower Ventures acquisition, (iii) the consummation of the Sprint transaction and related financing, including the funding of the $850.0 million bridge facility, the $55.0 million of borrowing under the Revolving Credit Agreement, and the issuance of $250.0 million of common stock pursuant to the Investment Agreement, (iv) five other acquisitions: ForeSite 2005, Lattice, Didier Communications, Towers of Texas, and Triton, all of which have been consummated, except for Triton, which is currently subject to a definitive purchase agreement, (v) the issuance of the December 2004 mortgage loan of $293.8 million and the application of the net proceeds therefrom, and (vi) this offering of 5,750,000 shares of common stock at an offering price of $30.70 per share, and the application of the net proceeds therefrom, as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus, as if they had occurred on January 1, 2004. The pro forma as adjusted balance sheet data as of December 31, 2004 reflects this offering, the Sprint transaction and related financings, and the ForeSite 2005 and Triton acquisitions as if they had occurred on December 31, 2004.

On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods starting on November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.

Following a statement issued by the staff of the Office of the Chief Accountant of the Securities and Exchange Commission, or SEC, on February 7, 2005 clarifying certain issues related to lease accounting, we announced that we would change our accounting with respect to certain types of leases. In March 2005, we restated our financial statements for the two months ended December 31, 2002, the fiscal year ended December 31, 2003 and the first three fiscal quarters of 2004 for errors in our lease accounting with respect to certain types of leases and related long-lived assets. These restatements were reflected in our annual report on Form 10-K for the year ended December 31, 2004.

In March 2005, our independent registered public accounting firm informed the audit committee of our board of directors that, as a part of their audit of our financial statements and primarily as a result of the restatement, they were notifying the Audit Committee of a material weakness related to the design or operation of the internal control components over our accounting for leases and depreciation of leasehold improvements. We have started to take corrective actions to remedy this internal control deficiency.

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, our consolidated financial statements, our pro forma condensed consolidated financial statements, Tower Ventures', ForeSite 2005's, Lattice's, Didier Communications', Towers of Texas', Triton's and the Sprint Site USA's statements of revenue and certain expenses, and each of their related notes included elsewhere in this prospectus.

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Pro Forma As Adjusted Year Ended December 31, 2004
	(dollars in thousands)	(dollars in thousands)
Statements of Operations Data: (1)
Revenues	$137,435	$27,454	$166,670	$182,865	$433,387
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	46,570	9,028	56,572	57,462	203,837
Gross margin	90,865	18,426	110,098	125,403	229,550
Other expenses:
Selling, general and administrative	27,523	4,743	26,914	23,410	31,671
State franchise, excise and minimum taxes	1,671	330	848	69	69
Depreciation, amortization and accretion (2)	73,508	10,119	47,137	54,288	154.955
Non-cash stock-based compensation expense	—	—	1,479	4,235	4,235
Impairment loss on assets	5,559	—	—	—	—
Reorganization costs	59,124	—	—	—	—
Total operating expenses	167,385	15,192	76,378	82,002	190,930
Operating income (loss)	(76,520)	3,234	33,720	43,401	38,620
Gain (loss) on extinguishment of debt	404,838	—	—	(9,018)	(9,018)
Interest expense, net.	45,720	4,041	20,477	27,529	95,464
Income (loss) from continuing operations	288,326	(910)	14,018	6,637	$(66,079)
Income (loss) from discontinued operations	(32,076)	(84)	(131)	111
Income (loss) before gain (loss) on sale of properties	256,250	(994)	13,887	6,748
Gain (loss) on sale of properties	(78)	(2)	(726)	124
Net income (loss)	$256,172	$(996)	$13,161	$6,872
Net income (loss) per share (basic)	$5.27	$(0.02)	$0.32	$0.15	$(1.00)
Net income (loss) per share (diluted)	$5.27	$(0.02)	$0.32	$0.14	$(1.00)
Statements of Cash Flows Data:
Net cash flows provided by operating activities	$20,869	$7,193	$59,218	$83,546	$111,497
Net cash flows used in investing activities	(3,920)	(727)	(36,181)	(447,734)	(1,754,628)
Net cash flows provided by (used in) financing activities	(22,102)	(9,626)	(17,840)	361,449	1,697,193

	Predecessor Company	Successor Company
	October 31, 2002	December 31, 2002	December 31, 2003	December 31, 2004	Pro Forma As Adjusted December 31, 2004
	(dollars in thousands)	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$21,819	$4,350	$9,661	$5,991	$34,842
Total assets	909,098	528,066	519,967	923,369	2,277,052

Total debt	491,473	277,844	264,251	706,920	1,631,447
Stockholders' equity	354,917	204,330	217,531	153,197	568,665
	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Pro Forma As Adjusted Year Ended December 31, 2004
	(dollars in thousands)	(dollars in thousands)
Other Data:
Adjusted EBITDA (3)	$(31,185)	$13,229	$81,625	$102,365	$198,015
Adjusted FFO (AFFO)(4)	$(72,877)	$7,999	$60,130	$71,780	$99,495
Number of communications sites at end of period	3,481	3,480	3,276	4,060	11,016

(1)	During the ten months ended October 31, 2002, the two months ended December 31, 2002 and the years ended December 31, 2003 and 2004, we disposed of, or held for disposal by sale, certain non-core assets and under performing sites, which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.

(2)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company's depreciable assets have a lower basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair market value, thereby lowering the depreciable basis.

(3)	Adjusted EBITDA is a non-GAAP measure. We believe adjusted EBITDA is useful to an investor in evaluating our performance as it is one of the primary measures used by our management team to evaluate our operations, is widely used in the tower industry to measure performance and was used in our credit facility to measure compliance with covenants and we expect it to be used in future credit facilities we may obtain. Adjusted EBITDA consists of net income (loss) before interest, income tax expense (benefit), depreciation, amortization and accretion, gain or loss on extinguishment of debt and non-cash stock based compensation expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA" for a more detailed discussion of why we believe it is a useful measure.

The reconciliation of net income (loss) to adjusted EBITDA is as follows:

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Pro Forma As Adjusted Year Ended December 31, 2004
	(dollars in thousands)	(dollars in thousands)
Net income	$256,172	$(996)	$13,161	$6,872	$(66,079)
Depreciation, amortization and accretion	76,956	10,165	47,173	54,370	155,036
Interest, net	45,720	4,041	20,477	27,529	95,464
Income tax expense (benefit)	(5,195)	19	(665)	341	341
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018	9,018
Non-cash stock based compensation	—	—	1,479	4,235	4,235
Adjusted EBITDA	$(31,185)	$13,229	$81,625	$102,365	$198,015

Footnotes continue on next page

(4)	Adjusted Funds From Operations, or AFFO, is a non-GAAP Measure. AFFO for our purposes represents net income (computed in accordance with generally accepted accounting principles or GAAP), excluding depreciation, amortization and accretion on real estate assets, gains (or losses) on the disposition of depreciable real estate assets, gains (or losses) on the extinguishment of debt and non-cash stock based compensation for services. We believe AFFO is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted Funds From Operations" for a more detailed discussion of why we believe it is a useful measure.

The reconciliation of net income to AFFO is as follows:

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Pro Forma As Adjusted Year Ended December 31, 2004
	(dollars in thousands)	(dollars in thousands)
Net income	$256,172	$(996)	$13,161	$6,872	$(66,079)
Real estate depreciation, amortization and accretion	75,613	8,993	44,764	52,286	152,952
(Gain) loss on sale of properties	176	2	726	(631)	(631)
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018	9,018
Non-cash stock based compensation	—	—	1,479	4,235	4,235
Adjusted funds from operations	$(72,877)	$7,999	$60,130	$71,780	$99,495

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with the other information contained in this prospectus, before buying shares of our common stock. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Regarding Forward-Looking Statements."

Risks Relating to Our Business

We emerged from Chapter 11 bankruptcy reorganization in November 2002, have a history of losses and do not expect to be able to maintain positive net income.

We emerged from Chapter 11 bankruptcy reorganization in November 2002, have a history of losses and may not be able to maintain profitability. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the non-strategic acquisition of assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. To a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. Prior to our reorganization, we incurred net losses of approximately $448.2 million in 2001 and $124.3 million in 2000. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods starting on November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.

On February 14, 2005, we, Sprint and certain Sprint subsidiaries entered into the Agreement to Lease. Under the Agreement to Lease, we have agreed to lease or, if certain consents have not been obtained, operate, for a period of 32 years over 6,600 wireless communications tower sites and related tower assets for an upfront rental payment of approximately $1.2 billion subject to certain conditions, adjustments and prorations. We expect to account for the Sprint transaction as a capital lease and will allocate the upfront rental payment to the leased assets (primarily towers and identifiable intangible assets) based on their fair market values similar to an acquisition of tower assets. We will depreciate and amortize the tangible and intangible assets over their estimated useful lives and as a result we will incur significant additional depreciation, amortization and accretion expense. We also expect to finance the Sprint transaction in part with borrowings under an $850.0 million bridge loan. This will result in our incurring significant additional interest expense. We also expect to incur significant integration costs and additional selling, general and administrative expenses. Because of the significant interest expense, depreciation, amortization, accretion, integration costs and selling, general and administrative expenses, we expect to incur in connection with the Sprint transaction, we expect to generate net losses after the closing of the Sprint transaction.

For the year ended December 31, 2004, we generated net income of $6.9 million. However, on a pro forma basis as adjusted, after giving effect to the Sprint transaction and the other transactions described in the pro forma financial statements included elsewhere in this document, for the year ended December 31, 2004, we would have incurred a net loss of $66.1 million.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and adopted fresh start accounting prescribed by generally accepted accounting principles in the United States or GAAP. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our historical financial statements for periods prior to November 1, 2002 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.

Failure to close the Sprint transaction could negatively impact our stock price and financial results and subject us to a forfeiture of our $50.0 million deposit.

On February 14, 2005 we entered into a definitive agreement with Sprint under which we will have the exclusive right to lease or operate more than 6,600 wireless communications towers and related assets of Sprint for a period of 32 years for an upfront rental payment of approximately $1.2 billion subject to certain conditions, adjustments and prorations. The Sprint transaction is expected to close toward the end of the second quarter of 2005. We expect to use $137.0 million of the net proceeds from this offering, including the repayment of $55.0 million of borrowings under our Revolving Credit Facility, $850.0 million of bridge financing and up to $250.0 million of the investment under the Investment Agreement to pay the upfront rental payment and the costs and expenses in connection with the closing of the Sprint transaction. If we are not successful in timely closing the bridge financing or the investment under the Investment Agreement or various conditions to the Sprint transactions are not satisfied, we may be unable to close the Sprint transaction. If the Sprint transaction is not closed for these or other reasons, our financial results may be adversely affected and we will be subject to several risks, including the following:

•	forfeiting, under certain circumstances, our $50.0 million deposit currently held in escrow;

•	having to pay and expense certain significant costs relating to the Sprint transaction, such as legal, accounting and financial advisory, without realizing any of the benefits of having the transactions completed;

•	the focus of our management having been spent on the Sprint transaction instead of on pursuing other opportunities that could have been beneficial to us, without realizing any of the benefits of having the transaction completed;

•	immediate recognition in our financial statements and settlement of any potential losses on $850.0 million notional value of interest rate swap agreements.

These risks could materially affect our financial results and stock price.

We may encounter difficulties in acquiring towers at attractive prices, closing the Sprint transaction or integrating acquisitions with our operations, which could limit our revenue growth and increase our expected net losses.

Since the beginning of our acquisition program on December 1, 2003 through April 29, 2005, we have acquired 1,197 communications sites for an aggregate purchase price of approximately $459.8 million, including fees and expenses. On February 14, 2005 we entered into a definitive agreement with Sprint under which we will have the exclusive right to lease or operate more than 6,600 wireless communications towers and related assets of Sprint for a period of 32 years for an upfront payment of approximately $1.2 billion, subject to certain conditions, adjustments and prorations. In addition, as of April 29, 2005, we have executed definitive agreements to acquire an additional 183 communications sites and to acquire fee interest or long-term easements under an additional 11 communications towers, for an aggregate purchase price of approximately $63.2 million, including estimated fees and expenses. We will continue to target strategic tower and tower company acquisitions as opportunities arise. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen expenses or compliance issues, which may limit our revenue growth, cash flows, and our ability to maintain profitability and make distributions. For example, in connection with the Sprint transaction we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters, setting forth the terms on which they would provide bridge financing of approximately $750.0 million to us for use in funding the Sprint transaction. On March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC increasing the amount of bridge financing up to $850.0 million. Additionally, these acquisitions may be financed through the issuance of additional equity, which would dilute the interests of our stockholders. For example, on February 14, 2005, in connection with the execution of the Sprint transaction, we entered into an Investment Agreement with our three largest stockholders or certain of their affiliates pursuant to which we will issue up to $500.0 million of our common stock to them at a price of $25.50 per share. In addition, we expect to use the proceeds from this offering to pay for a portion of the upfront rental payment in connection with the Sprint transaction. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition, we cannot assure you that we will be able to locate and acquire towers at attractive prices in locations that are compatible with our strategy or that competition for the acquisition of towers will not increase. Finally, when we are able to locate towers and enter into definitive agreements to acquire them, we cannot assure you that the transactions will be completed. Failure to complete transactions after we have entered into definitive agreements may result in significant expenses to us.

A decrease in the demand for our communications sites and our ability to attract additional tenants could negatively impact our financial position.

Our business depends on wireless service providers' demand for communications sites, which in turn, depends on consumer demand for wireless services. A reduction in demand for our communications sites or increased competition for additional tenants could negatively impact our ability to maintain profitability and harm our ability to attract additional tenants. Our wireless service provider customers lease communications sites on our towers based on a number of factors, including the level of demand by consumers for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning, leasing or sharing communications sites, available spectrum and related infrastructure, competitive pricing, government regulation of communications licenses, and the characteristics of each company's technology and geographic terrain.

To a lesser degree, demand for site space is also dependent on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio and television, may reduce the need for tower-based broadcast transmission. Any decrease in the demand for our site space from current levels or in our ability to attract additional customers could negatively impact our financial position and could decrease the value of your investment in our common stock.

Increasingly, transmissions that were previously effected by means of paging and mobile radio technologies have shifted to wireless telephony. As a result, we have experienced, and expect to continue to experience, increases in the percentage of our revenues that are generated from wireless telephony customers. We cannot assure you that the increases in our revenues from wireless telephony customers will offset the reduction in our revenues from paging and mobile radio customers. Some of our towers may not be as attractive to, or suitable for, wireless telephony customers as for our other types of customers, which could negatively impact our financial position.

Failure to successfully and efficiently integrate the Sprint transaction or other transactions into our operations may adversely affect our operations and financial conditions.

Our ability to successfully integrate the Sprint transaction is uncertain. The Sprint transaction is significantly larger than any acquisition we have completed to date. There are more Sprint Towers than the number of communications sites we currently operate. The integration of over 6,600 Sprint Towers into our operations will be a significant undertaking and will require significant attention from our management team. We expect to add over 100 additional employees to our operations which will increase our labor costs. In addition, the integration of the Sprint Towers into our operations will require significant one-time costs for tasks such as tower visits and audits, and ground and tenant lease verifications. Additional integration challenges include:

•	transitioning all data related to the Sprint Towers, tenants and landlords to a common information technology system;

•	successfully marketing space on the Sprint Towers;

•	successfully transitioning the ground lease rent payment and the tenant billing and collection processes;

•	retaining existing customers;

•	hiring, retaining and integrating talented new employees;

•	incorporating new towers into our business operations; and

•	maintaining our standards, controls, procedures, and policies.

If we are not able to successfully overcome these integration challenges, we may not achieve the benefits we expect from the Sprint transaction or other transactions, and our business, financial condition and results of operations will be adversely affected.

Our revenues may be adversely affected by the economies, real estate markets and wireless communications industries in the regions where our sites are located.

The revenues generated by our sites could be adversely affected by the conditions of the economies, the real estate markets and the wireless communications industries in regions where our sites are located, changes in governmental rules and fiscal policies, acts of nature including hurricanes (which may result in uninsured or under-insured losses), and other factors particular to the locales of the respective sites. Our sites are located in all 50 states, the District of Columbia, Canada and the United Kingdom.

The economy of any state or region in which a site is located may be adversely affected to a greater degree than that of other areas of the country by developments affecting industries concentrated in such state or region. To the extent that general economic or other relevant conditions in states or regions, in which sites representing significant portions of our revenues are located, decline or result in a decrease in demand for wireless communications services in the region, our revenues from such sites may be adversely affected. For example, our sites in Florida and Georgia together accounted for approximately 25.1% of our revenues for the year ended December 31, 2004. A deterioration of general economic or other relevant conditions in those states could result in a decrease in the demand for our services and a decrease in our revenues from those markets, which in turn may have an adverse effect on our results of operations and financial condition.

Consolidation in the wireless industry and changes to the regulations governing wireless services could decrease the demand for our sites and may lead to reductions in our revenues.

Various wireless service providers, which are our primary existing and potential customers, could enter into mergers, acquisitions or joint ventures with each other over time. For example, on October 26, 2004, Cingular merged with AT&T Wireless. On November 16, 2004, Arch Wireless and Metrocall Holdings, Inc. merged to form USA Mobility, Inc. On December 15, 2004, Sprint announced it agreed to merge with Nextel Communications. On January 10, 2005, ALLTEL announced its agreement to purchase Western Wireless. Furthermore, as of April 29, 2005, Verizon Communications Inc. and Qwest Communications Inc. have been bidding to acquire MCI, the parent of Skytel Corporation, a paging operator. Verizon Communications is a joint owner of Verizon Wireless who also operates a paging network. As of December 31, 2004, 65 of the Sprint Towers were occupied by Cingular and 858 of the Sprint Towers were occupied by both Sprint and Nextel Communications. Such consolidations could reduce the size of our customer base and have a negative impact on the demand for our services. In addition, consolidation among our customers is likely to result in duplicate networks, which could result in network rationalization and impact the revenues at our sites. Recent regulatory developments have made consolidation in the wireless industry easier and more likely.

In November 2002, the FCC's Spectrum Policy Task Force issued a report containing a number of specific recommendations for spectrum policy reform, including market-oriented spectrum rights, increased access to spectrum and new interference protections. Subsequently, in May and October of 2003 and September of 2004, the FCC adopted and proceeded to implement new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Additionally, in November 2003, the FCC made additional spectrum available for unlicensed use. In September 2004, the FCC adopted amendments to its spectrum regulations in order to promote the deployment of spectrum-based services in rural America, allowing carriers to use higher power levels at base stations in certain rural areas. Finally, in August 2004, the FCC took steps to remedy the interference caused by commercial mobile radio services (CMRS) operators on public safety operations in the 800 MHz band and provided for the relocation of various CMRS and private mobile service operators in the 800 and 1900 MHz bands. It is possible that at least some wireless service providers may take advantage of the relaxation of spectrum and ownership limitations and other deregulatory actions of the FCC and consolidate or modify their business operations.

Regarding our broadcast customers, the FCC has assigned a second channel to every eligible television station licensee for the transition from analog to digital signals. In September 2004, the FCC established build-out deadlines for full-power digital television in July 2005 and 2006. Congress mandated that the broadcasters' analog licenses be returned to the FCC upon the transition to digital television, which could come as early as December 31, 2006. This transition is subject to further actions by the FCC and possibly by Congress. The transition to digital television and the end of analog television broadcasting could affect the demand for use of our towers.

Our revenues are dependent on the creditworthiness of our tenants, which could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

Our revenues are dependent on the creditworthiness of our tenants and would be adversely affected by the loss, or bankruptcy of or default, by significant tenants. Our tenant leases are generally not guaranteed by the parent companies of our tenants or supported by other credit enhancement and, as a result, we must rely solely on the credit worthiness of our tenants. Many wireless service providers operate with substantial leverage and some of our customers, representing 0.5% of our revenues for the year ended December 31, 2004, are in bankruptcy. Other customers are having financial difficulties due to their declining subscriber bases and/or their inability to access additional capital. If one or more of our major customers experience financial difficulties, it could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our site space could result in a material reduction in our revenues.

Our five largest customers, which represented 50.0% of our revenues for the year ended December 31, 2004, are USA Mobility (after giving effect to the Arch Wireless and Metrocall merger), Cingular (after giving effect to its merger with AT&T Wireless), Sprint (after giving effect to its pending merger with Nextel Communications), Verizon Wireless and T-Mobile. These customers represented 15.0%, 12.6%, 11.5%, 6.0% and 4.9%, respectively, of our revenues for the year ended December 31, 2004. On a pro forma basis, after considering the Sprint transaction, our largest customer for the year ended December 31, 2004 would have been Sprint representing 31.1% of our pro forma revenues (without giving effect to its pending merger with Nextel Communications). These customers operate under multiple lease agreements that have initial terms generally ranging from three to five years and which are renewable, at our customer's option, over multiple renewal periods also generally ranging from three to five years. One of the entities that merged to form USA Mobility, Arch Wireless, is in the third year of a three-year lease expiring in May 2005. Excluding the Arch Wireless lease, which represented 10.3% of our revenues for the year ended December 31, 2004, as of December 31, 2004, approximately 53.1% of our revenues for the year ended December 31, 2004 from these customers were from leases in their initial term, 42.8% were from leases in a renewal period, and 4.1% were from month-to-month leases. Arch Wireless reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002 and has significantly reduced its utilization of our sites in recent years. The loss of one or more of our major customers or a reduction in their utilization of our site space could result in a material reduction of the utilization of our site space and in our revenues.

We believe that it is likely that a master lease with our largest customer, based on revenues for 2004, will be renewed or extended on significantly less favorable terms and rates.

On November 16, 2004, Arch Wireless merged with Metrocall to form USA Mobility, which collectively accounted for 15.0% of our revenues for 2004. One of our primary master tenant leases with USA Mobility, the Arch Lease, expires in May 2005. The Arch Lease allows Arch Wireless, one of the two companies that merged to form USA Mobility, to locate a fixed number of transmitters on any of our sites for a fixed minimum rate. The number of sites that Arch Wireless currently occupies is significantly less than the maximum number of sites allowable under the current contract for the fixed minimum rate. Consequently, we believe that it is likely that the Arch Lease will be renewed or extended on terms and rates that are significantly less favorable to us than those currently in place. As a result, we expect our revenues from any renewal of the Arch lease to be significantly lower starting in June 2005.

We have had material weaknesses in our internal controls and these may not have been remedied, or other internal control weaknesses could exist.

Primarily due to our recent restatement of our previously issued financial statements due to the changes in lease accounting affecting all tower companies and many other public companies, we received a letter setting forth a "material weakness" from our independent registered public accounting firm, as part of their audit of our financial statements. While we were not required to obtain an attestation with regard to our internal controls over financial reporting for the 2004 fiscal year, as set forth in section 404 of the Sarbanes Oxley Act of 2002, this would have been a material weakness under those definitions, as well. We have begun the process of documenting our internal controls over financial reporting and have identified and expect to continue to identify matters which will require remediation. We have taken steps to improve our internal controls; however, additional steps will be required to improve our internal controls, and these may be both time consuming and costly. Additionally, there can be no assurance that we, or our independent registered public accouting firm, may not discover other material weaknesses during the assessment of our internal controls for 2005 that will be difficult to remediate timely, hence affecting the conclusion about the design and/or effectiveness of our controls for 2005.

As of December 31, 2004, our tenant leases had a weighted average current term of approximately 5.3 years and had a weighted average remaining term of 2.9 years excluding optional renewal periods. Our revenues depend on the renewal of our tenant leases by our customers.

Our tenant leases had a weighted average current term of approximately 5.3 years, as of December 31, 2004, and had a weighted average remaining term of 2.9 years. We cannot assure you that our existing tenants will renew their leases at the expiration of those leases. Further, we cannot assure you that we will be successful in negotiating favorable terms with those customers that renew their tenant leases. For example, one of the entities that merged to form USA Mobility, Arch Wireless, currently occupies significantly fewer sites than the maximum number of sites allowable under the current contract for a fixed minimum rate. Consequently, we believe that it is likely that the Arch Lease will be renewed or extended on terms and rates that are significantly lower and less favorable to us than currently in place. Failure to obtain renewals of our existing tenant leases or the failure to successfully negotiate favorable terms for such renewals would result in a reduction in our revenues.

We recently implemented new software systems throughout our business and may encounter integration problems that affect our ability to serve our customers and maintain our records, which in turn could harm our ability to operate our business.

We implemented a PeopleSoft system, effective July 1, 2004, for many of our accounting functions, including accounts payable, accounts receivable and general ledger functions. We will continue to make modifications and add additional modules such as treasury and purchasing during the coming months. On March 4, 2005, we also implemented a separate software package, manageStar, to manage our communications sites, tenant and ground leases and records. The integration of these software systems with our business was a significant project, and we may encounter difficulties with these integrations that may be time consuming and costly, and result in systems interruptions and the loss of data. These two new systems handle our most significant business processes and difficulties with the implementation of these systems may adversely affect our day-to-day operations and our ability to service our customers, which in turn may harm our ability to operate our business.

If we are unable to successfully compete, our business will suffer.

We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting our site operations business. We compete for customers with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other independent tower operators; and

•	owners of non-tower antenna sites, including rooftops, water towers and other alternative structures.

Some of our competitors have significantly more financial resources than we do. The intense competition in our industry may make it more difficult for us to attract new tenants, increase our gross margins or maintain or increase our market share.

Competing technologies may offer alternatives to ground-based antenna systems, which could reduce the future demand for our sites.

Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications and other new technologies that do not require ground-based sites could reduce the demand for space on our towers. For example, the growth in delivery of video, voice and data services by satellites or high altitude air ships, which allow communication directly to users' terminals without the use of ground-based facilities, could lessen demand for our sites. Moreover, the FCC has issued licenses for several additional satellite systems (including low earth orbit systems) that are intended to provide more advanced, high-speed data services directly to consumers. These satellite systems compete with land-based wireless communications systems, thereby reducing the demand for the services that we provide.

Equipment and software developments are increasing our tenants' ability to more efficiently utilize spectral capacity and to share transmitters, which could reduce the future demand for our sites.

Technological developments are also making it possible for carriers to expand their use of existing facilities to provide service without additional tower facilities. The increased use by carriers of signal combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one carrier, could reduce the demand for tower space. Technologies that enhance spectral capacity, such as beam forming or "smart antennae", which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base, may have the same effect.

Carrier joint ventures and roaming agreements, which allow for the use of competitor transmission facilities and spectrum, may reduce future demand for incremental sites.

Carriers are, through joint ventures, sharing (or considering the sharing of) telecommunications infrastructure in ways that might adversely impact the growth of our business. Furthermore, wireless service providers frequently enter into roaming agreements with their competitors which allow them to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home providers' services, so that the home providers do not need to lease space for their own antennae on communications sites we own. For example, over the past two years, Cingular, through AT&T Wireless, has entered into roaming agreements with T-Mobile and more than 30 rural or regional carriers, including Western Wireless and Dobson Communications, covering parts of 30 states. Any of the conditions and developments described above could reduce demand for our ground-based antenna sites and decrease demand for our site space from current levels and our ability to attract additional customers and may negatively affect our profitability.

We may be unable to modify our towers or procure additional ground space, which could harm our ability to add additional site space to our communications sites and new customers, which could result in our inability to execute our growth strategy and limit our revenue growth.

Our business depends on our ability to modify towers, procure additional ground space and add new customers as they expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to modify towers or procure additional ground space in accordance with the requirements of our customers, and, as a result, we may not be able to meet our customers' requirements. Our ability to modify towers, procure additional ground space and add new customers to towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, FAA considerations, FCC tower registration and radio frequency emission procedures and requirements, historic preservation and environmental requirements, availability of tower components, additional ground space and construction equipment, availability of skilled construction personnel, weather conditions and environmental compliance issues. In addition, because public concern over tower proliferation has grown in recent years, many communities now restrict tower modifications or delay granting permits required for adding new customers. In addition, we may not be able to overcome the barriers to modifying towers or adding new customers. Our failure to complete the necessary modifications or procure additional ground space could harm our ability to add additional site space and new customers which could result in our inability to execute our growth strategy and limit our revenue growth.

We may not be able to obtain credit facilities in the future on favorable terms to enable us to pursue our acquisition plan, and we may not be able to finance our newly acquired assets in the future or refinance outstanding indebtedness on favorable terms, which may result in an increase in the cost of financing and which in turn may harm our ability to acquire new towers and our financial condition.

We believe that our low cost debt, combined with appropriate leverage, should allow us to maintain operating and financial flexibility. Our strategy is to utilize credit facilities to provide us with funds to acquire communications sites, and our capital management strategy is then to finance newly acquired assets, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the periodic issuance of mortgage-backed securities. We may not be able to obtain credit facilities or successfully issue equity or mortgage-backed securities in the future or on terms that are favorable to us. If we are unable to obtain assets through the use of funds from a credit facility or finance our newly acquired assets through the issuance of mortgage-backed securities our debt may be more expensive and our expenses to finance new acquisitions may increase. An increase in financing expenses may harm our ability to acquire new towers and our financial condition. Under our December 2004 mortgage loan, we are required to prepay the loan plus applicable prepayment penalties with funds in our acquisition reserve account to the extent such funds are not used to acquire additional qualifying wireless communications sites during the six month period following the closing of the loan which would be June 6, 2005. As of April 29, 2005, the site acquisition reserve account had a balance of $0.6 million.

In addition, in connection with the Sprint transaction we executed a non-binding term sheet for bridge financing of approximately $850.0 million with a one-year term and two six-month renewal options. Furthermore, the acquisition credit facility is due on April 24, 2006 and will need to be refinanced. We intend to refinance the bridge loan and the acquisition credit facility with one or more mortgage loans in the future. If we are unable to refinance the loans or refinance on favorable terms it will have an adverse affect on our financial condition.

Repayment of the principal of our outstanding indebtedness (including repayment of our acquisition credit facility and our proposed bridge facility to finance a portion of the upfront rental payment due in connection with the Sprint transaction) will require additional financing that we cannot ensure will be available to us.

We have historically financed our operations primarily with indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will continue to depend on our future financial performance. As of December 31, 2004, our long-term debt obligations consisted of $411.9 million outstanding on our February 2004 mortgage loan, $293.8 million outstanding on our December 2004 mortgage loan and $1.2 million outstanding on a capital lease. In addition, in connection with the Sprint transaction, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters, setting forth the terms on which they would provide bridge financing of up to $850.0 million to us for use in funding the Sprint transaction. As of April 25, 2005, we entered into a 364-day $200.0 million acquisition credit facility to provide funding for the acquisition of additional communication sites. Of the outstanding obligations at December 31, 2004, $8.3 million is due in less than one year, $17.9 million is due between one and three years and $680.8 million is due between four and five years based on anticipated maturities on our February 2004 mortgage loan. If we are able to consummate the Sprint transaction and close on the bridge financing, the bridge loan will be due in 24 months, assuming we exercise our two six-month options to extend. In addition, the acquisition credit facility is due on April 24, 2006. We currently anticipate that in order to pay the principal of our outstanding February 2004 and December 2004 mortgage loans on the anticipated repayment date of January 2009 and the maturity date of December 2009, respectively, we will likely be required to pursue one or more alternatives, such as refinancing our indebtedness or selling our equity securities or the equity securities or assets of our operating partnership and our subsidiaries. There can be no assurance that we will be able to refinance our indebtedness on attractive terms and conditions or that we will be able to obtain additional debt financing. If we are unable to refinance our indebtedness in full, we may be required to issue additional equity securities or sell assets. If we are required to sell equity securities, investors who purchase common stock in this offering may have their holdings diluted. If we are required to sell interests in our operating partnership, this would have a similar effect as a sale of assets and the market price of our common stock may decline. In addition, there can be no assurance as to the terms and prices at which we will be able to sell additional equity securities or operating partnership interests or that we will be able to sell additional equity securities or sell operating partnership interests at all. If we are required to sell assets to refinance our indebtedness, there can be no assurance as to the price we will obtain for the assets sold and whether those sales will realize sufficient funds to repay our outstanding indebtedness. To the extent we are required to sell assets at prices lower than their fair market values, the market price of our common stock may decline.

Our mortgage loans restrict the ability of our two largest operating subsidiaries based on revenues for 2004, Pinnacle Towers LLC and Pinnacle Towers Acquisition LLC, and their respective subsidiaries, from incurring additional indebtedness or further encumbering their assets. In addition, so long as the tangible assets of Pinnacle Towers LLC under the February 2004 mortgage loan represent at least 25% of our assets, it will be an event of default under the February 2004 mortgage loan if we incur any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates issued in connection with the February 2004 mortgage loan that none of the ratings will be adversely affected. Our mortgage loans do not otherwise restrict our ability to obtain additional financing. If we require additional financing in connection with acquisitions, we anticipate having to raise equity, obtain a credit facility similar to the acquisition credit facility or obtain financing through a securitization of acquired sites similar to the ones completed on February 5, 2004 and December 7, 2004. In addition, we expect that we will need to refinance our $200.0 million acquisition credit facility and our $850.0 million bridge loan. We cannot assure you that we could effect any of the foregoing alternatives on terms satisfactory to us, that any of the foregoing alternatives would enable us to pay the interest or principal of our indebtedness or that any of such alternatives would be permitted by the terms of our credit facility and other indebtedness then in effect.

Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, the loss of our right to conduct some of our business.

We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the Federal Aviation Administration, or FAA, regulate towers and other sites used for wireless communications transmitters and receivers. See the section entitled "Business—Regulatory Matters." In addition, under the FCC's rules, we are fully liable for the acts or omissions of our contractors. We generally indemnify our customers against any failure by us to comply with applicable standards. Our failure to comply with any applicable laws and regulations (including as a result of acts or omissions of our contractors, which may be beyond our control) may lead to monetary forfeitures or other enforcement actions, as well as civil penalties, contractual liability and tort liability and, in some cases, losing our right to conduct some of our business, any of which could have an adverse impact on our business. We also are subject to local regulations and restrictions that typically require tower owners to obtain a permit or other approval from local officials or community standards organizations prior to tower construction or modification. Local regulations could delay or prevent new tower construction or modifications, as well as increase our expenses, any of which could adversely impact our ability to implement or achieve our business objectives.

The failure of our communications sites to be in compliance with environmental laws could result in liability and claims for damages that could result in a significant increase in the cost of operating our business.

We are subject to environmental laws and regulations that impose liability, including those without regard to fault. These laws and regulations place responsibility on us to investigate potential environmental and other effects of operations and to disclose any significant effects in an environmental assessment prior to constructing a tower or adding a new customer on a tower. In the event the FCC determines that one of our owned towers would have a significant environmental impact, the FCC would require us to prepare and file an environmental impact statement with it. The environmental review process mandated by the National Environmental Policy Act of 1969, or NEPA, can be costly and may cause significant delays in the registration of a particular tower or collocating an antenna. In addition, various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and increasing potential expenses and delays. In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communications towers on migratory birds. On December 14, 2004, the FCC released a public notice inviting comments on the analysis and report provided by its environmental consultant regarding the relationship of towers and avian mortality. Any changes to FCC rules that come from this proceeding, as well as changes resulting from other potential rulemakings, could delay or prevent new tower construction or modifications as well as increase our expenses related thereto.

In addition to the FCC's environmental regulations, we are subject to various federal, state and local environmental laws that may require the investigation and remediation of any contamination at facilities that we own or operate, or that we previously owned or operated, or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination, and the amount of protection that we may receive from sellers with respect to liabilities arising before our ownership of the asset varies based on the terms of the applicable purchase agreement. The terms of the purchase agreements themselves often depend upon the nature of the sale process, price paid and the amount of competition for the asset. Under these laws, we may also be required to obtain permits from governmental authorities or may be subject to record keeping and reporting obligations. If we violate or fail to comply with these laws, we could be fined or otherwise sanctioned by regulators. The expenses of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could result in a significant increase in the cost of operating our business, which would harm our profitability. See the section entitled "Business — Regulatory Matters — Environmental Regulations."

Because we generally lease, sublease, license or have easements relating to the land under our towers, our ability to conduct our business, secure financing and generate revenues may be harmed if we fail to obtain lease renewals or protect our rights under our leases, subleases, licenses and easements.

Our real property interests relating to towers primarily consist of leasehold interests, private easements, and permits granted by governmental entities. A loss of these interests for any reason, including losses arising from the bankruptcy of a significant number of our lessors, from the default by a significant number of our lessors under their mortgage financings or from a legal challenge to our interest in the real property, would interfere with our ability to conduct our business and generate revenues. Similarly, if the grantors of these rights elect not to renew our leases, our ability to conduct business and generate revenues could be adversely affected. As of December 31, 2004, we leased 100 parcels of land with a remaining term of two years or less, under 101 owned towers which represented 3.2% of revenues for the year ended December 31, 2004. As of December 31, 2004, substantially all the communications sites we expect to acquire under the Sprint transaction, and Triton and ForeSite 2005 acquisitions are on leased land and 110 of those land parcels have remaining lease terms of two years or less.

In addition, we previously made acquisitions and did not always analyze and verify all information regarding title and other issues prior to completing an acquisition of communications sites. Our inability to protect our rights to the land under our towers could interfere with our ability to conduct our business and generate revenues. Generally, we have attempted to protect our rights in the sites by obtaining title insurance on the owned fee sites and the ground lease sites and relying on title warranties and covenants from sellers and landlords. Furthermore, the protections we are able to obtain in the purchase agreements vary and often depend upon the nature of the sale process, price paid and the amount of competition for the asset.

Our ability to protect our rights against persons claiming superior rights in towers or real property depends on our ability to:

•	recover under title insurance policies, the policy limits of which may be less than the purchase price or economic value of a particular tower;

•	in the absence of title insurance coverage, recover under title warranties given by tower sellers, which warranties often terminate after the expiration of a specific period (typically one to three years), contain various exceptions and are dependent on the general creditworthiness of sellers making the title warranties;

•	obtain estoppels from landlords in connection with acquisitions of communications sites, which protect the collateral of our lenders and may provide a basis for defending post-closing claims arising from pre-closing events;

•	recover from landlords under title covenants contained in lease agreements, which is dependent on the general creditworthiness of landlords making the title covenants; and

•	obtain "non-disturbance agreements" from mortgagee and superior lienholders of the land under our towers.

Our tenant leases require us to be responsible for the maintenance and repair of the sites and for other obligations and liabilities associated with the sites and our obligations to maintain the sites may affect our revenues.

None of our tenant leases is a net lease. Accordingly, as landlord we are responsible for the maintenance and repair of the sites and for other obligations and liabilities (including for environmental compliance and remediation) associated with the sites, such as the payment of real estate taxes, ground lease rents and the maintenance of insurance. Our failure to perform our obligations under a tenant lease could entitle the related tenant to an abatement of rent or, in some circumstances, result in a termination of the tenant lease. An unscheduled reduction or cessation of payments due under a tenant lease would result in a reduction of our revenues. Similarly, if the expenses of maintaining and operating one or more sites exceeds amounts budgeted, and if lease revenues from other sites are not available to cover the shortfall, amounts that would otherwise be used for other purposes may be required to pay the shortfall.

Site management agreements may be terminated prior to expiration, which may adversely affect our revenues.

Approximately 807 sites, as of December 31, 2004 (representing approximately 17.8% of our revenues for the year ended December 31, 2004), are managed sites where we market and/or sublease space under site management agreements with third party owners. The management agreements or subleases on 302 of these sites, which represented 5.3% of our revenues for the year ended December 31, 2004, are month-to-month or will expire by their terms prior to December 31, 2005. In many cases, the site management agreements may be terminated early at the third party owner's discretion or upon the occurrence of certain events (such as the sale of the relevant site by the third party owner, our default, a change of control with respect to our company and other events negotiated with the third party owner including discretionary terminations). If a site management agreement is not renewed or is terminated early, our revenues would be reduced.

Our towers may be damaged by disaster and other unforeseen events for which our insurance may not provide adequate coverage and which may cause service interruptions affecting our reputation and revenues and resulting in unanticipated expenditures.

Our towers are subject to risks associated with natural disasters, such as ice and wind storms, fire, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events. Our sites and any tenants' equipment are also vulnerable to damage from human error, physical or electronic security breaches, power loss, other facility failures, sabotage, vandalism and similar events. In the event of casualty, it is possible that any tenant sustaining damage may assert a claim against us for such damages. If reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the property, changes in laws and governmental regulations may be applicable and may raise our cost or impair our ability to effect such reconstruction, major repair or improvement.

Since January 1, 2002, 12 of our owned towers have been destroyed by natural disasters, including hurricanes, two have been destroyed in vehicular accidents and two in fire accidents. In addition, as of December 31, 2004, we own, lease and license a large number of towers in geographic areas, including 226 sites in California, 369 sites in Florida, 141 sites in North Carolina and 175 sites in South Carolina, that have historically been subject to natural disasters, such as high winds, hurricanes, floods, earthquakes and severe weather. There can be no assurance that the amount of insurance obtained will be sufficient to cover damages caused by any event, or that such insurance will be commercially available in the future. A tower accident for which we do not have adequate insurance, reserves or have no insurance, or a large amount of damage to a group of towers, could decrease the value of our communications sites, result in the loss of revenues while the tower is out of service and also require us to make unanticipated expenditures in order to repair the damages caused by any event. In addition, changes in laws could impact our ability to repair or replace damaged towers.

In addition, any of these events or other unanticipated problems at one or more of the sites could interrupt tenants' ability to provide their services from the sites. This could damage our reputation, making it difficult to attract new tenants and causing existing tenants to terminate their leases, which in turn would reduce our revenues.

If radio frequency emissions from our towers or other equipment used in our tenants' businesses are demonstrated, or perceived, to cause negative health effects, our business and revenues may be harmed.

The safety guidelines for radio frequency emissions from our sites require us to undertake safety measures to protect workers whose activities bring them into proximity with the emitters and to restrict access to our sites by others. If radio frequency emissions from our sites or other equipment used in our tenants' businesses are found, or perceived, to be harmful, we and our customers could face fines imposed by the FCC, private lawsuits claiming damages from these emissions, and increased opposition to our development of new towers. Demand for wireless services and new towers, and thus our business and revenues, may be harmed. Although we have not been subject to any personal injury claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future or that they will not negatively impact our business.

The terms of our mortgage loans, Revolving Credit Agreement, acquisition credit facility and the Sprint Agreement to Lease may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our existing mortgage loans, Revolving Credit Agreement and acquisition credit facility contain, and any future indebtedness of ours or of any of our subsidiaries, including indebtedness entered into in connection with the Sprint transaction, would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and/or certain of our subsidiaries, including restrictions on our or our subsidiaries' ability to, among other things:

•	incur additional debt, or additional unsecured debt without rating agency approval;

•	issue stock;

•	create liens;

•	make investments, loans and advances;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with our affiliates;

•	change the nature of our business;

•	transfer all or substantially all of our assets or enter into certain merger or consolidation transactions; and

•	pay dividends.

Our February 2004 and December 2004 mortgage loans contain a covenant requiring reserve accounts if the debt service coverage ratio falls to 1.45 and 1.30 or lower, respectively, as of the end of any calendar quarter. Debt service coverage ratio is defined as the preceding 12 months of net cash flow, as defined in the mortgage loans, divided by the amount of principal and interest payments required under the mortgage loans over the next 12 months. Net cash flow, as defined in the mortgage loans, is approximately equal to gross margin minus capital expenditures made for the purpose of maintaining our sites, minus 10% of revenues. The funds in the respective reserve account will not be released to us unless the debt service coverage ratio exceeds 1.45 and 1.30 times, respectively, for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 and 1.15 times, respectively, as of the end of any calendar quarter, then all funds on deposit in the respective reserve account along with future excess cash flows will be applied to prepay the respective mortgage loan. Failure to maintain the debt service ratio above 1.45 and 1.30 times, respectively, would impact our ability to pay our indebtedness other than the mortgage loans, pay dividends and to operate our business. Any decline in our revenues could have an adverse impact on our net cash flow.

A failure by us to comply with the covenants or financial ratios contained in our Revolving Credit Agreement or acquisition credit facility could result in an event of default under the agreement which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our Revolving Credit Agreement or acquisition credit facility, including pursuant to a change in control of us, the lenders under the facility will not be required to lend us any additional amounts. Our lenders also could elect to declare all amounts outstanding to be immediately due and payable. If the indebtedness under one of our credit facilities were to be accelerated, and we are not able to make the required cash payments, our lenders will have the option of foreclosing on any of the collateral pledged as security for the loan.

The Revolving Credit Agreement continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP and a pledge by us of 65% of our interest in our Canadian subsidiary. As of December 31, 2004, the pledged interests in the United Kingdom and Canadian subsidiaries collectively constituted 1.0% of our total assets' book value.

Under both the February 2004 mortgage loan and the December 2004 mortgage loan, if an event of default occurs, the lenders will have the option to foreclose on any of the collateral pledged as security for the respective mortgage loan. The mortgage loans are secured by (1) mortgage liens on our interests (fee, leasehold or easement) in a portion of our communications sites, (2) a security interest in substantially all of Pinnacle Towers LLC and its subsidiaries', and Pinnacle Towers Acquisition Holdings LLC and its subsidiaries', personal property and fixtures, including our rights under substantially all of our site management agreements, tenant leases (excluding tenant leases for sites referred to in (1) above) and management agreement with GS Services and (3) a pledge of certain of our subsidiaries' capital stock (or equivalent equity interests) (including a pledge of the membership interests of Pinnacle Towers LLC, from its direct parent, Global Signal Holdings II LLC and a pledge of the membership interests of Pinnacle Towers Acquisition Holdings LLC, from its direct parent, Global Signal Holdings III LLC). There can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Our failure to comply with the covenants or obligations in the Sprint Agreement to Lease, including our obligation to timely pay ground lease rent, could result in an event of default under this master lease. Subject to arbitration and cure rights, in the event of an uncured default under a ground lease, the Sprint entity lessors may terminate the master lease as to the applicable ground lease site. In the event of an uncured default with respect to more than 20% of the sites within any rolling five-year period, the Sprint entity lessors will have the right to terminate the entire master lease under certain circumstances. If the Sprint entity lessors terminate the master lease with respect to all of or a significant number of tower sites, our results of operations could be materially adversely affected.

In addition, the Revolving Credit Facility and the acquisition credit facility each provide that it is an event of default if certain of our present larger shareholders or their affiliates cease to collectively own or control, in certain limited circumstances, at least 51% of the voting interest in our capital stock (other than as a result of an issuance of capital stock by us, in which case such percentage shall be reduced to 40%). However, we have a 30-day grace period to repay the loans or otherwise cure the default if any such change in ownership results from (1) a margin call under the Fortress credit agreement secured by its holdings of shares of our common stock or (2) from a sale by such shareholders of shares of our common stock (unless any such sale causes such ownership percentage to fall below 40%, in which case there would be an immediate event of default). In addition, it is an event of default if, within any 12 month period, a majority of the members of the board of directors cease to be those persons who were directors as of the first day of that period, or persons whose nomination or election was approved by the board members as of the first day of that period (excluding in the latter case any person whose initial nomination or assumption occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than board of directors).

It is also an event of default under the Revolving Credit Facility and the acquisition credit facility if, at any time, Wesley R. Edens, or a replacement who is acceptable to our lenders, ceases to be Chairman of our board of directors, unless a replacement Chairman is appointed, or, if a replacement Chairman has not been appointed, all of the obligations under the Revolving Credit Facility or the acquisition credit facility, as applicable, have been paid in full, within 30 days.

Our Chief Executive Officer has management responsibilities with other companies and may not be able to devote sufficient time to the management of our business operations.

Our Chief Executive Officer, Wesley R. Edens, is also the Chairman of the Board and Chairman of the Management Committee of Fortress Investment Group LLC and the Chairman of the Board and Chief Executive Officer of Newcastle Investment Corp., a publicly traded real estate securities business, and the Chairman of the Board and Chief Executive Officer of Eurocastle Investment Limited, a publicly traded real estate securities business, listed on the London Stock Exchange. As Chairman of the Management Committee of Fortress Investment Group, he manages and invests in other real estate related investment vehicles. As a result, he may not be able to devote sufficient time to the management of our business operations.

Risks Relating to Our REIT Status

Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

We intend to operate in a manner so as to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to our qualification as a REIT. This opinion will be issued in connection with this offering of common stock. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden, Arps will represent only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets, the sources of our income, and the nature, construction, character and intended use of our properties. We have asked Skadden, Arps to assume for purposes of its opinion that any prior legal opinions we received to the effect that we were taxable as a REIT are correct. The opinion of Skadden, Arps, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, will be expressed as of the date issued, and will not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law.

Furthermore, both the validity of the tax opinions, and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by tax counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading prices for, our common stock. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. See "Federal Income Tax Considerations" for a discussion of material federal income tax consequences relating to us and our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates under tax legislation enacted in 2003.

Tax legislation enacted in 2003 reduces the maximum tax rate for dividends payable to individuals from 38.6% to 15.0% through 2008. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could affect the value of our real estate assets negatively.

REIT distribution requirements could adversely affect our liquidity.

We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code. However, differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Internal Revenue Code. Certain types of assets generate substantial mismatches between taxable income and available cash. Such assets include rental real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our taxable income could cause us to: (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms or (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with REIT requirements.

Our mortgage loans contain covenants providing for reserve accounts if our debt service coverage ratio falls to 1.45 or 1.30 times or lower for our February 2004 mortgage loan and December 2004 mortgage loan, respectively. If our debt service coverage ratio were to fall to these levels and we had taxable income, as defined by tax regulations, our ability to distribute 90% of our taxable income, and hence our REIT status, could be jeopardized. Further, amounts distributed will not be available to fund our operations.

Prior to our emergence from Chapter 11 bankruptcy, we funded our operations primarily through debt and equity capital. Since our emergence from bankruptcy on November 1, 2002, we have funded our operations through operating cash flow. We expect to finance our future operations through operating cash flows and our future acquisitions through debt and equity capital. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

The stock ownership limits imposed by the Internal Revenue Code of 1986, as amended, for REITs and our amended and restated certificate of incorporation may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) at any time during the last half of each taxable year after our first year. Our amended and restated certificate of incorporation states that, unless exempted by our board of directors, no person, other than certain of our existing stockholders and subsequent owners of their stock, may own more than 9.9% of the aggregate value of the outstanding shares of any class or series of our stock. Our board may grant such an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Relating to this Offering

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

As adjusted for this offering, there will be 57,996,717 shares of our common stock outstanding and options and warrants to purchase a total of 3,101,551 shares of common stock, of which warrants to purchase 465,272 shares of common stock have an exercise price of $8.53 and options to purchase 2,636,279 shares of common stock have a weighted average exercise price of $12.33 per share. The outstanding options include options to purchase an aggregate of 772,800 shares of common stock with an exercise price per share of $18.00 held by Fortress Registered Investment Trust, an affiliate of Fortress, and Greenhill, or affiliates of such entities but excludes the 9,803,922 shares to be issued in connection with the Sprint transaction to the Investors pursuant to the Investment Agreement. There will be 58,571,717 shares outstanding if the underwriters exercise their overallotment option in full. Of our outstanding shares, all the shares of our common stock sold in this offering and 29,697,919 shares of common stock already outstanding will be freely transferable, except for 18,376,384 shares held by our

"affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended ("Securities Act"). The amounts alone do not include the 9,803,922 restricted shares of our common stock expected to be issued to Fortress, Greenhill and Abrams or their affiliates pursuant to the Investment Agreement in connection with the Sprint transaction.

Pursuant to our Amended and Restated Investor Agreement, Fortress Pinnacle Acquisition LLC and its affiliates, Greenhill Capital Partners, L.P. and its related partnerships and Abrams Capital Partners II, L.P. and its related partnerships have the right to require us to register their shares of our common stock, including shares to be issued pursuant to the Investment Agreement, under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to certain exceptions, including the exception for Fortress, discussed below, for a period of 30 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The representatives may waive these restrictions at their discretion. It is contemplated that the lock-up agreements with our largest stockholder, Fortress, and our second largest stockholder, Greenhill, will contain an exception to allow the lenders under the credit facilities described under "Certain Relationships and Related Party Transactions — Pledge Shelf Registration Statement" to dispose of the shares pledged under the credit agreement or to seize the pledged shares in the event of a default.

It is also contemplated that the lock-up agreements with our officers will contain an exception allowing (i) one of our officers to sell during the lock-up period shares of our common stock that are beneficially owned by such officer in accordance with his pre-existing trading plan established pursuant to Rule 10b5-1(c)(1) of the Exchange Act and (ii) our other officers to establish new trading plans pursuant to Rule 10b5-1(c)(1) during the lock-up period, in each case as part of such officer's personal long-term investment strategy for asset diversification, liquidity and estate planning. However, during the lock-up period officers will not be permitted to sell any shares of our common stock pursuant to any new trading plan implemented during the lock-up period.

In addition, following the completion of our initial public offering, we filed a registration statement on Form S-8 under the Securities Act registering an aggregate of 6,476,911 shares of our common stock reserved for issuance under our stock incentive programs. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 are available for sale into the public markets.

The market price of our stock could be negatively affected by sales of substantial amounts of our common stock if Fortress or Greenhill, our two largest stockholders, default under credit agreements secured by their respective holdings of shares of our common stock.

On December 21, 2004, Fortress, our largest stockholder, informed us of the following:

An affiliate of Fortress entered into a credit agreement, dated as of December 21, 2004, with Bank of America, N.A., Morgan Stanley Asset Funding Inc., the other lenders that may become parties thereto and Banc of America Securities LLC. Pursuant to the credit agreement, the affiliate has borrowed $160.0 million from the lenders thereunder and this amount has been secured by a pledge by the affiliate of a total of 19,162,248 shares of our common stock owned by such affiliate. The term of the credit agreement is 18 months. The 19,162,248 shares of common stock represents approximately 37% of our issued and outstanding common stock as of April 29, 2005.

The credit agreement contains representations, covenants and default provisions, relating to Fortress, such affiliate and our company and also requires prepayment of a portion of the borrowings by the affiliate in the event the trading price of our common stock decreases below $15.65 and prepayment or payment in full at prices below certain other lower specified levels. In the event of a default under the credit agreement by the affiliate, the lenders may foreclose upon and sell any and all shares of common stock pledged to them. The affiliate has agreed in the credit agreement to exercise its right to cause us to file a shelf registration statement pursuant to the Amended and Restated Investor Agreement dated as of March 31, 2004 among us, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein. The registration statement will cover sales by the lenders of shares of the pledged common stock in the event of a foreclosure by any of them and is required to be filed by June 6, 2005 pursuant to the credit agreement.

We are not a party to the credit agreement and have not made any representations or covenants and have no obligations thereunder. Mr. Wesley Edens, our Chief Executive Officer and Chairman of our board of directors owns an interest in Fortress and is the Chairman of its Management Committee.

In addition, on February 16, 2005, Greenhill, our second largest stockholder, informed us as follows:

An affiliate of Greenhill Capital Partners LLC entered into a credit agreement, dated as of February 16, 2005, with Morgan Stanley Mortgage Capital, Inc. as Administrative Agent and certain lenders. Pursuant to the credit agreement, the affiliate has borrowed $70.0 million from the lenders thereunder and this amount has been secured by, among other things, a pledge by the affiliate of a total of 8,383,234 shares of our common stock owned by such affiliate, representing approximately 16% of our issued and outstanding common stock as of April 29, 2005.

The credit agreement contains customary default provisions and also requires prepayment of a portion of the borrowings by the affiliate in the event the trading price of our common stock decreases below $15.65 and prepayment in full at prices below certain other lower specified levels. In the event of a default under the credit agreement by the affiliate, the lenders thereunder may foreclose upon any and all shares of common stock pledged to them. The affiliate has agreed in the credit agreement to exercise its right to cause us to file a shelf registration statement pursuant to the Amended and Restated Investor Agreement dated as of March 31, 2004 among us, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein. The registration statement will cover sales by the lenders of shares of the pledged common stock in the event of a foreclosure by any of them and is required to be filed by June 6, 2005 pursuant to the credit agreement.

We are not a party to the credit agreement and have no obligations thereunder. Mr. Robert H. Niehaus, the Vice Chairman of our board of directors, owns an interest in the private equity funds managed by Greenhill Capital LLC and is the Chairman of Greenhill Capital LLC which acts as the general partner of the manager of the borrower and of one of our principal stockholders, Greenhill Capital Partners, L.P.

It is contemplated that the lock-up agreements with our two largest stockholders, Fortress and Greenhill, will contain an exception to allow the lenders under the credit facilities described above and under "Certain Relationships and Related Party Transactions — Fortress Pledge Shelf Registration Statement," and "Certain Relationships and Related Party Transactions — Greenhill Pledge Shelf Registration Statement" to dispose of the shares pledged under the credit agreement or to seize the pledged shares in the event of a default.

It is also contemplated that our lock-up agreement with the underwriters will contain an exception to allow us to issue the shares we are obliged to sell to the investors under the Investment Agreement.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

As of April 29, 2005 after the Sprint transaction and this offering, assuming the exercise in full by the underwriters of their overallotment option, we will have an aggregate of 85,809,558 shares of common stock authorized but unissued and not reserved for issuance under our option plans or under outstanding warrants or options. In addition, we expect to issue an additional 9,803,922 shares of our common stock pursuant to the Investment Agreement in connection with the Sprint transaction at a price of $25.50 per share. We may issue the remaining shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions of wireless communications towers and other communications sites. We may pay for such acquisitions, at least partly, through the issuance of partnership units in our operating partnership which may be redeemed for shares of our common stock, or by the issuance of additional equity. Any shares issued in connection with our acquisitions, including the issuance of common stock upon the redemption of operating partnership units, the exercise of outstanding warrants or stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including:

•	a decrease in the demand for our communications sites;

•	the economies, real estate markets and wireless communications industry in the regions where our sites are located;

•	consolidation in the wireless industry;

•	the creditworthiness of our tenants; and

•	fluctuations in interest rates.

In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration. In addition, the U.S. securities markets, and telecommunications stocks in particular, have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial expenses and diversion of our management's attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Investors in this offering will suffer immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of December 31, 2004 was approximately $(0.73) and represents the amount of our stockholders' equity of $153.2 million minus intangible assets of $171.6 million and deferred debt issuance costs of $18.9 million, divided by the 51,304,769 shares of our common stock that were outstanding on December 31, 2004. Our net book value per share of $2.99 as of December 31, 2004 represents the amount of our stockholders' equity of $153.2 million divided by the 51,304,769 shares of common stock that were outstanding on December 31, 2004.

Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $28.60 in the net tangible book value per share of our common stock based on an offering price of $30.70 per share (assuming the 9,803,922 shares of our common stock are issued pursuant to the Investment Agreement). Our net tangible book value per share on a pro forma as adjusted basis at December 31, 2004 was approximately $2.10 and represents the amount of our stockholders' equity of $568.7 million minus intangible assets of

$405.4 million and deferred finance expenses of $23.2 million, divided by 66,858,691 shares of our common stock outstanding after giving effect to this offering and the Sprint transaction, including the expected issuance of an additional 9,803,922 shares of our common stock pursuant to the Investment Agreement in connection with the Sprint transaction. If the Sprint transaction does not occur and we do not issue the additional 9,803,922 shares of our common stock pursuant to the Investment Agreement, you will experience dilution of $28.64 in the net tangible book value per share of our common stock. Our net tangible book value per share on a pro forma as adjusted basis excluding the Sprint transaction at December 31, 2004 was approximately $2.06 and represents the amount of our stockholders' equity of $319.4 million minus intangible assets of $181.9 million and deferred financing expenses of $19.8 million, divided by 57,054,769 shares of our common stock outstanding after giving effect to this offering. Additional dilution will occur upon the exercise of outstanding options and warrants. See the pro forma condensed consolidated balance sheet included elsewhere in this prospectus.

As part of our reorganization, we issued warrants to purchase 1,229,850 shares of our common stock, of which warrants to purchase 465,272 shares of our common stock, as of April 29, 2005, were outstanding and exercisable through October 31, 2007, at an exercise price of $8.53 per share. These warrants were issued in connection with the cancellation of the 5 1/2% convertible subordinated notes due 2007, and with the receipt of certain releases given by former stockholders as part of our reorganization and by plaintiffs in the settlement of a stockholder class action suit. The issuance of these shares will have a dilutive effect on the value of our common stock when these warrants are exercised.

ERISA may restrict investments by Plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code or any substantially similar federal, state or local law and whether an exemption from such prohibited transaction rules is available. See "ERISA Considerations."

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our amended and restated certificate of incorporation authorizes us to issue additional authorized, but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation, the Revolving Credit Agreement and the acquisition credit facility could have effects that conflict with the interests of our stockholders.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult or less beneficial for a third party to acquire control of us or for us to acquire control of a third party even if such a change in control would be beneficial to you.

We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

•	a staggered board of directors;

•	removal of directors only for cause, by 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock;

•	a provision denying stockholders the ability to call special meetings with the exception of Fortress FRIT PINN LLC, Fortress Pinnacle Investment Fund LLC, Greenhill Capital Partners, L.P. and their respective affiliates, so long as they collectively beneficially own at least 50% of our issued and outstanding common stock;

•	our amended and restated certificate of incorporation provides that Global Signal has opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 restricts certain business combinations with interested stockholders in certain situations; and

•	advance notice requirements by stockholders for director nominations and actions to be taken at annual meetings.

In addition, the Revolving Credit Agreement and the acquisition credit facility each provide that it is an event of default if certain of our present larger shareholders or their affiliates cease to collectively own or control, in certain limited circumstances, at least 51% of the voting interest in our capital stock (other than as a result of an issuance of capital stock by us, in which case such percentage shall be reduced to 40%). However, we have a 30-day grace period to repay the loans or otherwise cure the default if any such change in ownership results from (1) a margin call under the Fortress credit agreement secured by its holdings of shares of our common stock or (2) from a sale by such shareholders of shares of our common stock (unless any such sale causes such ownership percentage to fall below 40%, in which case there would be an immediate event of default). In addition, it is an event of default if, within any 12 month period, a majority of the members of the board of directors cease to be those persons who were directors as of the first day of that period, or persons whose nomination or election was approved by the board members as of the first day of that period (excluding in the latter case any person whose initial nomination or assumption occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than board of directors).

It is also an event of default under the Revolving Credit Agreement and the acquisition credit facility if, at any time, Wesley R. Edens, or a replacement who is acceptable to our lenders, ceases to be Chairman of our board of directors, unless a replacement Chairman is appointed, or, if a replacement Chairman has not been appointed, all of the obligations under the Revolving Credit Agreement or the acquisition credit facility, as applicable, have been paid in full, within 30 days.

We have not established a minimum dividend payment level, there are no assurances of our ability to pay dividends in the future, and our ability to maintain our current dividend level depends both on our earnings from existing operations and our ability to invest our capital to achieve targeted returns.

We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. We have not established a minimum dividend payment level, and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

While we have not established a formal dividend policy, to date we have paid quarterly dividends based on our net cash flow from operations, less capital expenditure, after consideration of pending acquisitions of communications sites, with the cash raised in our mortgage loans and equity financings. As of April 29, 2005, we have $0.6 million remaining in a site acquisition reserve account established as part of our December 2004 mortgage loan pending its investment in qualified communications sites. In addition, as part of this offering, we will issue 5,750,000 shares (6,325,000 shares if the underwriters exercise the overallotment option) to raise approximately $166.2 million ($183.0 million if the underwriters exercise the overallotment option) of additional capital, net of offering costs. Our ability to continue to pay dividends at current levels will depend, among other things, on our ability to invest amounts held in the site acquisition reserve account, as well as the capital raised in this offering, at returns similar to the acquisitions we have closed to date.

Global Signal Inc. is a holding company with no material direct operations.

Global Signal Inc. is a holding company with no material direct operations. Its principal assets are the equity interests it holds in its operating subsidiaries. In addition, we own substantially all of our assets and conduct substantially all of our operations through Global Signal OP. As a result, Global Signal Inc. is dependent on loans, dividends and other payments from its subsidiaries and from Global Signal OP to generate the funds necessary to meet its financial obligations and pay dividends. Global Signal Inc.'s subsidiaries and Global Signal OP are legally distinct from Global Signal Inc. and have no obligation to make funds available to it.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

After giving effect to the offering, assuming no exercise by the underwriters of their overallotment option, as of April 29, 2005 Fortress and its affiliates will beneficially own approximately 25,443,696 million shares, or 43.4%, of our common stock, Greenhill and its affiliates will beneficially own approximately 8,583,194 million shares, or 14.8%, of our common stock and Abrams Capital, LLC and its affiliates will beneficially own approximately 5,569,986 million shares, or 9.6% of our common stock. In addition, if the Sprint transaction closes, we will issue at least 9,803,922 shares of our common stock to Fortress, Greenhill and Abrams Capital LLC or their affiliates who would beneficially own 44.1%, 15.5%, and 12.8%, respectively of our common stock following those issuances. Three of our directors are associated with these stockholders. As a result, Fortress, Greenhill, and Abrams Capital, LLC and their respective affiliates could exert significant influence over our management and policies and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

An increase in interest rates would result in an increase in our interest expense which could adversely affect our results of operations and financial condition.

Any indebtedness we incur under Global Signal OP's $95.0 million Revolving Credit Agreement bears interest at floating rates, based on either LIBOR or the bank's base rate. Accordingly, an increase in the bank's base rate or LIBOR could lead to an increase in Global Signal OP's interest expense, which could have an adverse effect on our results of operations and financial condition. We may incur additional floating rate indebtedness from time to time. In addition, any increase in interest rates also would increase the cost of any new fixed rate borrowings. Furthermore, if we fail to close the Sprint transaction or other anticipated mortgage loan transactions in 2005 and interest rates decrease, we have substantial interest rate swap exposure that may adversely affect our results of operations and financial condition.

Our fiduciary obligations to Global Signal OP may conflict with the interests of our stockholders.

Our wholly owned subsidiary Global Signal GP LLC, as the managing general partner of Global Signal OP, may have fiduciary obligations in the future to the limited partners of Global Signal OP, the discharge of which may conflict with the interests of our stockholders. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. For example, if Global Signal GP LLC has a need for liquidity, the timing of a distribution from Global Signal GP LLC to Global Signal Inc. may be a decision that presents such a conflict. The limited partners of Global Signal OP will have the right, beginning one year after they contribute property to the partnership, to cause Global Signal OP to redeem their limited partnership units for cash or shares of our common stock. As managing partner, Global Signal GP LLC's decision as to whether to exchange units for cash or shares of our common stock may conflict with the interest of our common stockholders.

Future limited partners of Global Signal OP may exercise their voting rights in a manner that conflicts with the interests of our stockholders.

Currently, Global Signal OP does not have any limited partners other than Global Signal. In the future, those persons holding units of Global Signal OP, as limited partners, have the right to vote as a class on certain amendments to the operating partnership agreement and individually to approve certain amendments that would adversely affect their rights, which voting rights may be exercised by future limited partners in a manner that conflicts with the interests of those investors who acquire our common stock in this offering.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements which are subject to various risks and uncertainties, including without limitation, statements relating to our ability to deploy capital, close accretive acquisitions, close dispositions of under-performing sites, close acquisitions under letters of intent and purchase agreements, close the Sprint transaction, close on the Investment Agreement, come to favorable resolution on the timing and the terms of any renewal or extension of the Arch Lease, anticipate, manage and address industry trends and their effect on our business as well as the rate and timing of the deployment of new radio communications systems and equipment by governmental customers; whether our current or prospective tenants who are analog television broadcasters install new equipment at our sites; whether we successfully address other future technological changes in the wireless industry, pay and grow dividends, generate growth organically or through acquisitions, secure financing and increase revenues, earnings, Adjusted EBITDA and/or Adjusted FFO (or AFFO) and add telephony tenants; and statements relating to the final cost of the Sprint transaction (including fees and expenses), and how the proceeds of future financings will be used. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "would," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions or estimates, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, failure to close the Sprint transaction, failure to successfully and efficiently integrate the Sprint transaction into our operations, difficulties in acquiring towers at attractive prices or integrating acquisitions with our operations, a decrease in the demand for our communications sites and our ability to attract additional tenants, the economies, real estate markets and wireless communications industries in the regions where our sites are located, consolidation in the wireless industry and changes to the regulations governing wireless services, the creditworthiness of our tenants, customer concentration and the loss of one or more of our major customers, the renewal of the Arch Lease, the terms of our leases, integration of new software systems, our ability to compete, competing technologies, equipment and software developments, our ability to modify our towers, our ability to obtain credit facilities on favorable terms, our failure to comply with federal, state and local laws and regulations and changes in the law, our failure to comply with environmental laws, our ability to conduct our business effectively, secure financing and generate revenues, the termination of site management agreements, disasters and other unforeseen events, the demonstrated or perceived negative health effects from our towers or other equipment, our ability to qualify as a REIT, REIT distributions requirements and the stock ownership limit imposed by the Internal Revenue Code for REITs. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. For a discussion of our critical accounting policies see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates."

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or events.

USE OF PROCEEDS

Based on the offering price of $30.70, our net cash proceeds from the sale of the shares of common stock will be approximately $166.2 million, or approximately $183.0 million if the underwriters exercise their overallotment option in full after deducting underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•	Approximately $82.0 million to finance a portion of the upfront rental payment of approximately $1.2 billion (subject to certain conditions, adjustments and prorations) to be paid in connection with the Sprint transaction. For a more detailed description of the Sprint transaction, see the section entitled "Business — Sprint Transaction." The Sprint transaction is subject to certain closing conditions and may not close. In the event the Sprint transaction does not close, we intend to use the net proceeds of this offering to finance the acquisition of other communications sites and for general corporate purposes. We expect the remaining portion of the up front rental payment will be financed through the $850.0 million bridge financing and an equity issuance pursuant to the Investment Agreement.

•	Approximately $55.0 million to repay the debt outstanding under our Revolving Credit Agreement with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the representatives of the underwriters, including $50.0 million incurred to finance the Sprint transaction deposit, currently held in escrow, and $5.0 million incurred to pay for a portion of the costs and expenses of the Sprint transaction. The $50.0 million was borrowed under the term loan portion of the Revolving Credit Agreement and the $5.0 million was borrowed under the multi-draw term loan portion of the Revolving Credit Agreement. On April 29, 2005, the interest rate on the multi-draw portion of the Revolving Credit Agreement was 4.74% and the interest rate on the term loan portion of the Revolving Credit Agreements was 4.82%. The term loans mature on the earlier to occur of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, or (3) the date of the closing of the Sprint transaction. We expect to use borrowings under the Revolving Credit Agreement primarily to fund costs and expenses relating to the Sprint transaction and general corporate purposes, including funding acquisitions, from time to time, of additional wireless communications towers and other communications sites;

•	Approximately $29.2 million to be used for working capital and other general corporate purposes, which may include future acquisitions.

Pending these uses, we intend to invest net proceeds in interest-bearing, short-term investment grade securities or money-market accounts, which is consistent with our intention to qualify as a REIT.

MARKET PRICE FOR COMMON STOCK AND DISTRIBUTION POLICY

In general, we will not pay a corporate-level income tax on our earnings to the extent we distribute our earnings to our stockholders. In order to satisfy the REIT requirements, we must distribute to our stockholders an amount at least equal to (1) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain) plus (2) 90% of the excess of our net income from foreclosure property (as defined in Section 856 of the Internal Revenue Code) over the tax imposed on such income by the Internal Revenue Code less (3) any excess non-cash income (as determined under the Internal Revenue Code). See "Federal Income Tax Considerations." As of April 21, 2005, we will have distributed in excess of 90% of our estimated 2005 year-to-date taxable income. The actual amount and timing of future distributions, however, will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Internal Revenue Code. Differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirements. In addition, Global Signal is a holding company with no material direct operations and depends on loans, dividends and other payments from its subsidiaries and will be dependent on loans and distributions from Global Signal OP to generate the funds necessary to pay dividends. Global Signal's subsidiaries and Global Signal OP are legally distinct from Global Signal and have no obligation to make funds available to it.

The table below is a summary of our dividend history.

Dividend Summary

Dividend Period	Pay Date	Dividend per Share ($)	Total Dividend ($ million)	Amount of Dividend Accounted For As Return of Stockholders' Capital ($ million)
January 1 – March 31, 2005	April 21, 2005	$0.4000	$20.9	$17.0
October 1 – December 31, 2004	January 20, 2005	0.4000	20.9	16.4
July 1 – September 30, 2004	October 20, 2004	0.3750	19.1	16.3
June 1 – June 30, 2004	July 20, 2004	0.1030	5.2	5.2
April 1 – May 31, 2004	June 14, 2004	0.2095	8.8	8.8
January 1 – March 31, 2004	April 22, 2004	0.3125	13.1	13.1
October 1 – December 31, 2003	February 5, 2004	0.3125	12.8	0.6
One-time special distribution	February 5, 2004	3.4680	142.2	142.2

We intend to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distributions of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

It is anticipated that distributions generally will be either (1) taxable as ordinary income, (2) a non-taxable return of capital, (3) taxable as a long-term capital gain, or (4) to the extent attributable to our taxable REIT subsidiaries, taxable as qualified dividends eligible for the 15% maximum federal income tax rate for individuals. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the federal income tax treatment of distributions by us, see "Federal Income Tax Considerations — Taxation of Global Signal" and "— Taxation of Stockholders."

Our ordinary shares began publicly trading on June 3, 2004 on the NYSE under the symbol "GSL." Prior to that time, there was no trading market for our ordinary shares. The following table sets forth, for the fiscal quarters and periods indicated, the high and low sales prices per ordinary share as reported on the NYSE since our initial public offering on June 3, 2004:

2004	High	Low
From June 3, 2004 through June 30, 2004	$23.40	$20.00
Third quarter	$24.00	$19.80
Fourth quarter	$29.80	$22.50
2005
First quarter	$32.46	$25.45
Second quarter (through May 3, 2005)	$30.85	$27.98

On May 3, 2005, the closing price of our common stock as reported on the NYSE was $30.70 per share. As of April 29, 2005, there were 138 record holders of our common stock and 67 record holders of warrants currently exercisable for shares of our common stock.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2004 on (i) an actual basis and (ii) a pro forma as adjusted basis to reflect (a) the sale of 5,750,000 shares of our common stock offered by us in this offering at a price of $30.70 per share, less underwriting discounts, commissions and estimated offering expenses payable by us and the use of the proceeds as described under the section entitled "Use of Proceeds," including financing a portion of the Sprint transaction, (b) the Triton and ForeSite 2005 acquisitions and (c) the Sprint transaction and related financing including the $850.0 million bridge facility, the $55.0 million of borrowings under the Revolving Credit Agreement and the issuance of $250.0 million of common stock pursuant to the Investment Agreement. The ForeSite 2005 acquisition closed on April 29, 2005. The Sprint transaction and the Triton acquisition are subject to customary closing conditions and we can provide no assurances that they will close.

	As of December 31, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents (1)	$5,991	$34,842
Notes payable and current portion of long-term debt	$8,268	$932,795
Long-term debt	698,652	698,652

Stockholders' equity:
Preferred stock, $0.01 par value: 20 million shares authorized; no shares issued and outstanding on an actual and pro forma as adjusted basis	—	—
Common stock, $0.01 par value: 150 million shares authorized; 51.3 million shares issued and outstanding on an actual basis and 66.9 million shares issued and outstanding on a pro forma as adjusted basis (2)	513	669
Additional paid-in capital	157,004	572,316
Deferred stock-based compensation	(3,101)	(3,101)
Accumulated other comprehensive loss	(1,219)	(1,219)
Retained earnings	—	—
Total stockholders' equity	153,197	568,665
Total capitalization	$860,117	$2,200,112

(1)	Excludes $72.9 million of restricted cash related to amounts held in escrow pending the closing of certain acquisitions, and amounts held in imposition and insurance reserves in connection with our February 2004 and December 2004 mortgage loans and amounts held in the site acquisition reserve account in connection with the December 2004 mortgage loan to fund the purchase price of future qualifying acquisitions. See Adjustment B2 and C1 to the Pro Forma Condensed Consolidated Balance Sheet included elsewhere in this prospectus.

(2)	The common stock outstanding as of December 31, 2004 as shown excludes (i) 2,199,032 shares of common stock available at that date for future issuance under our stock option plan, (ii) 1,000,000 shares of common stock available on January 1, 2005 due to automatic annual increases, (iii) 3,780,384 shares of common stock issuable under then outstanding options, and (iv) 471,878 shares of common stock issuable under then outstanding warrants. See Adjustment C3 and D4 to the Pro Forma Condensed Consolidated Balance Sheet included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data and other information. The statements of operations and statements of cash flows data for the years ended December 31, 2000, 2001, 2003, 2004, and the ten months ended October 31, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements. In addition, the balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. The balance sheet data as of October 31, 2002 are derived from our unaudited consolidated financial statements.

The pro forma as adjusted statement of operations data reflects (i) the issuance of the February 2004 mortgage loan of $418.0 million and the application of the net loan proceeds therefrom, (ii) the initial public offering of 8,050,000 shares of our common stock at an offering price of $18.00 per share of common stock, and the application of the net proceeds therefrom, including a portion to fund the Tower Ventures acquisition, (iii) the consummation of the Sprint transaction and related financing, including the funding of the $850.0 million bridge facility, the $55.0 million of borrowing under the Revolving Credit Agreement, and the issuance of $250.0 million of common stock pursuant to the Investment Agreement, (iv) five other acquisitions: ForeSite 2005, Lattice, Didier Communications, Towers of Texas, and Triton, all of which have been consummated, except for Triton, which is currently subject to a definitive purchase agreement, (v) the issuance of the December 2004 mortgage loan of $293.8 million and the application of the net proceeds therefrom, and (vi) this offering of 5,750,000 shares of common stock at an offering price of $30.70 per share, and the application of the net proceeds therefrom, as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus, as if they had occurred on January 1, 2004. The pro forma as adjusted balance sheet data as of December 31, 2004 reflects this offering, the Sprint transaction and related financings, and the ForeSite 2005 and Triton acquisitions as if they had occurred on December 31, 2004.

On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on November 1, 2002, for financial reporting purposes. As stated above, the periods presented prior to November 1, 2002, have been designated "predecessor company" and the periods starting on November 1, 2002, have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.

Following a statement issued by the staff of the Office of the Chief Accountant of the Securities and Exchange Commission, or SEC, on February 7, 2005 clarifying certain issues related to lease accounting, we announced that we would change our accounting with respect to certain types of leases. In March 2005, we restated our financial statements for the two months ended December 31, 2002, the fiscal year ended December 31, 2003 and the first three fiscal quarters of 2004 for errors in our lease accounting with respect to certain types of leases and related long-lived assets. These restatements were reflected in our annual report on Form 10-K for the year ended December 31, 2004.

In March 2005, our independent registered public accounting firm informed the audit committee of our board of directors, as a part of their audit of our financial statements and primarily as a result of the restatement of a material weakness related to the design or operation of the internal control components over our accounting for leases and depreciation of leasehold improvements. We have started to take corrective actions to remedy this internal control deficiency.

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, our pro forma condensed consolidated financial statements, Tower Ventures', Foresite's, Lattice's, Didier Communications', Towers of Texas', Triton's and Sprint Sites USA's statements of revenue and certain expenses, and each of their related notes included elsewhere in this prospectus.

Selected Historical Consolidated Financial Information

	Predecessor Company			Successor Company
(dollars and shares in thousands, except per share data)	Year Ended December 31, 2000	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
						Historical	Pro Forma As Adjusted
STATEMENT OF OPERATIONS DATA(1)
Revenues	$159,810	$174,024	$137,435	$27,454	$166,670	$182,865	$433,387
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	55,435	64,672	46,570	9,028	56,572	57,462	203,837
Gross margin	104,375	109,352	90,865	18,426	110,098	125,403	229,550
Other expenses:
Selling, general and administrative	54,068	48,034	27,523	4,743	26,914	23,410	31,671
State franchise, excise and minimum taxes	1,184	1,877	1,671	330	848	69	69
Depreciation, amortization and accretion (2)	111,560	118,447	73,508	10,119	47,137	54,288	154,955
Non-cash stock based compensation expense	—	—	—	—	1,479	4,235	4,235
Impairment loss on assets	—	293,372	5,559	—	—	—	—
Reorganization costs	—	—	59,124	—	—	—	—
Unsuccessful debt restructuring costs	—	1,702	—	—	—	—	—
Total operating expenses	166,812	463,432	167,385	15,192	76,378	82,002	190,930
Operating income (loss)	(62,437)	(354,080)	(76,520)	3,234	33,720	43,401	38,620
Gain (loss) on extinguishment of debt	—	—	404,838	—	—	(9,018)	(9,018)
Interest expense, net	65,707	88,731	45,720	4,041	20,477	27,529	95,464
Income (loss) from continuing operations	(127,732)	(436,068)	288,326	(910)	14,018	6,637	$(66,079)
Income (loss) from discontinued operations	3,437	(6,490)	(32,076)	(84)	(131)	111
Net income (loss)	$(124,295)	$(448,202)	$256,172	$(996)	$13,161	$6,872
Income (loss) from continuing operations per share (basic)	$(2.67)	$(9.00)	$5.94	$(0.02)	$0.34	$0.14	$(1.00)
Income (loss) from continuing operations per share (diluted)	$(2.67)	$(9.00)	$5.94	$(0.02)	$0.34	$0.13	$(1.00)
Net income (loss) per share (basic)	$(2.59)	$(9.25)	$5.27	$(0.02)	$0.32	$0.15
Net income (loss) per share (diluted)	$(2.59)	$(9.25)	$5.27	$(0.02)	$0.32	$0.14
Ordinary cash dividends declared per share	$—	$—	$—	$—	$0.31	$1.40
Special cash distribution declared per share	$—	$—	$—	$—	$3.47	$—
Weighted average shares of common stock outstanding (basic)	47,918	48,431	48,573	41,000	41,000	46,831	65,759
Weighted average shares of common stock outstanding (diluted)	47,918	48,431	48,573	41,000	41,112	49,683	65,759

BALANCE SHEET DATA
Cash and cash equivalents	$44,233	$13,187	$21,819	$4,350	$9,661	$5,991	$34,842
Total assets	1,469,607	1,034,333	909,098	528,066	519,967	923,369	2,277,052
Total debt	869,392	885,471	491,473	277,844	264,251	706,920	1,631,447
Stockholders' equity	534,103	83,798	354,917	204,330	217,531	153,197	568,665

(1)	During the ten months ended October 31, 2002, the two months ended December 31, 2002 and the years ended December 31, 2003 and 2004, we disposed of, or held for disposal by sale, certain non-core assets and under performing sites, which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.

(2)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company's depreciable assets have a lower basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair market value, thereby lowering the depreciable basis.

(3)	Pro forma as adjusted net income (loss) per share (basic and diluted) represents amounts from continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with "Selected Historical Consolidated Financial Information" and our consolidated financial statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements which include numerous risks and uncertainties as described in "Cautionary Statement Regarding Forward-Looking Statements" and in "Risk Factors." For purposes of this discussion, "2004" refers to the year ended December 31, 2004, "2003" refers to the year ended December 31, 2003 and "2001" refers to the year ended December 31, 2001.

Executive Overview

Global Signal, formerly known as Pinnacle Holdings Inc., is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. Our strategy is to grow our Adjusted EBITDA and Adjusted Funds From Operations (1) organically by adding additional tenants to our towers, (2) by acquiring towers with existing telephony tenants in locations where we believe there are opportunities for organic growth and (3) by financing these newly acquired towers, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the issuance of mortgage-backed securities. Through this strategy we will seek to increase our dividend per share over time. We paid a dividend of $0.40 per share of our common stock for the quarter ended December 31, 2004, which is a 28.0% increase over the dividend we paid for the quarter ended December 31, 2003. In addition, on March 30, 2005, our board of directors declared a dividend of $0.40 per share of our common stock for the three months ended March 31, 2005, which was paid on April 21, 2005 to stockholders of record as of April 11, 2005.

We are organized, and conduct our operations to qualify, as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our income that is distributed to our stockholders if we distribute at least 90% of our REIT taxable income to our stockholders and comply with various other requirements. We also have certain subsidiaries that are not qualified REIT subsidiaries and, therefore, their operations are subject to federal income tax. Since May 12, 2004, we have owned substantially all of our assets and have conducted substantially all of our operations through our operating partnership, Global Signal OP. Global Signal Inc. is the special limited partner and our wholly owned subsidiary, Global Signal GP, LLC, is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP, LLC holds 1% of the partnership interests in Global Signal OP. On June 2, 2004, we completed our initial public offering through the issuance of 8,050,000 shares of our common stock at $18.00 per share of common stock.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2004, we had an aggregate of more than 15,000 leases on our communications sites with over 2,000 customers. The average number of tenants on our owned towers, as of December 31, 2004, was 4.1, which included an average of 1.6 wireless telephony tenants. The percentage of our revenues from wireless telephony tenants have increased from 41.0% of revenues for the month of December 2003 to 51.1% of revenues for the month of December 2004.

Over the past few years, new wireless technologies, devices and applications have become more advanced and broadly utilized by wireless subscribers. As new technologies, devices and applications have developed, new networks have been deployed to support the more advanced applications and the growth in the number of wireless subscribers while more mature technologies, such as paging, have experienced shrinking subscriber bases and network contraction. Some of the key indicators that we regularly monitor to evaluate growth trends affecting wireless technology usage are the growth or contraction of a particular technology's wireless subscribers and the usage as measured in minutes of use or network capacity utilization.

The material opportunities, challenges and risks of our business have changed significantly over the past several years. More recently, concurrent with an increased focus on improving network quality, many of our wireless telephony customers have experienced a general improvement in their overall financial condition. This has resulted in an increase in these customers' abilities to invest in their networks and a related increase in our telephony tenant base. During 2003 and 2004, the demand by wireless telephony service providers for our communications sites increased compared to the demand we experienced during 2002 and 2001. Our growth will be primarily affected by the future demand for communications sites by wireless telephony service providers, paging service providers, users of mobile radio services and government agencies. The demand for communications site space by wireless telephony service providers is expected to be driven by growth in their subscribers' and their utilization of wireless telephony services, including utilization of their networks for data services. In addition, demand could also be affected by carrier consolidation, because consolidation could result in duplicative coverage and excess network capacity. On October 26, 2004, Cingular merged with AT&T Wireless, which could adversely impact tenant lease revenues at some of our communications sites. For example, as of December 31, 2004, 102 of our sites are occupied by both Cingular and AT&T Wireless and the combined revenues from AT&T Wireless and Cingular on these sites was approximately $4.4 million during 2004. These tenants may also be located on nearby communications towers owned by our competitors. On November 16, 2004, Arch Wireless merged with Metrocall Holdings, Inc. to form USA Mobility, Inc., our largest customer based on revenues for 2004. Both customers offer paging services throughout the United States and consequently will have duplicate coverage in most markets. In addition, on December 15, 2004, Sprint announced its agreement to merge with Nextel Communications. As of December 31, 2004, 164 of our sites are occupied by both Sprint and Nextel and the combined revenues from Sprint and Nextel on these sites was approximately $7.2 million during 2004. These tenants may also be located on nearby communications towers owned by our competitors. On January 10, 2005, ALLTEL announced its agreement to purchase Western Wireless. As of April 29, 2005, Verizon Communications Inc. and Qwest Communications Inc. have been bidding to acquire MCI, the parent of Skytel Corporation, a paging operator. Verizon Communications is a joint owner of Verizon Wireless who also operates a paging network. As a result of these mergers, network consolidations by these tenants could adversely impact tenant lease revenues at some of our sites. Lastly, the demand for communications site space by government entities will be driven by the agencies' demand for new digital networks and the ability to communicate with other government agencies as well as their ability to gain funding for such networks.

Since our reorganization, we have installed a new management team, reengineered our business processes and reduced our debt. Our debt was reduced primarily as a result of the extinguishment of $404.8 million of indebtedness pursuant to the terms of our reorganization in November 2002. We subsequently refinanced our balance sheet through a $418.0 million tower asset securitization in February 2004, which has provided us with low-cost fixed-rate debt. Furthermore, we have disposed of certain non-core communications sites and under-performing sites to enhance our operating margins. Our growth opportunities are primarily linked to organic growth on our existing towers and acquiring and developing new towers on which our wireless customers will seek to locate their equipment, thereby growing our overall tenant base. From December 2003 through April 29, 2005, we acquired 1,197 wireless communications sites for approximately $459.8 million including fees and expenses. We have financed these newly acquired communications sites on a long-term basis with a portion of the net proceeds from our initial public offering and our $293.8 million December 2004 mortgage loan, and on a short-term basis from borrowings under our acquisition credit facility.

A key component of our growth strategy is our capital management strategy, which supports the financing of our tower acquisition strategy. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using additional equity issuances combined with low-cost fixed-rate debt obtained through the periodic issuance of mortgage-backed securities. Prior to financing newly acquired towers using mortgage-backed securities, our strategy is to finance communications sites we acquire on a short-term basis through credit facilities we expect to obtain like the acquisition credit facility we entered into as of April 25, 2005.

Prior to our reorganization we acquired certain non-strategic assets unrelated to our core tower business, which have subsequently been sold, and our former management was unable to efficiently integrate and manage our communications sites. Our current growth strategy, which is in part based on a new site acquisition and development strategy, is significantly different. The primary differences are (1)

our strategy to finance our assets using a capital structure which we believe does not rely on growth to reduce leverage and uses low-cost fixed-rate debt obtained through the issuance of mortgage-backed securities combined with proceeds from equity offerings to finance our new tower acquisitions, (2) our strategy to buy core tower assets with in-place telephony, government or investment grade tenants where we believe there is a high likelihood of multiple lease renewals, (3) our stringent underwriting process which is generally designed to allow us to evaluate and price acquisitions based on their current yield and on the asset and tenant attributes and location of the asset and (4) our focus on integrating, maintaining and operating the assets we acquire efficiently and effectively.

The primary factors affecting our determination of the value of a communications site are its location and the immediate area's competitive structures, tenant base, tenant credit quality and zoning restrictions. While we have communications sites located throughout the United States, Canada and the United Kingdom, our communications sites are primarily located in the southeastern and mid-Atlantic regions of the United States. The locations of our sites are diverse and include sites along active transportation corridors, in dense urban centers and in growing surburban communities. We also have a diverse tenant base, which includes government agencies, large and small wireless service providers and operators of private communication networks. The credit quality of our tenants varies greatly from investment grade credits to significantly lesser credits, including small independent operations.

Recent Restatements of Our Financial Statements

During late 2004 and early 2005, many public companies announced their intention to modify their accounting treatment of rent and depreciation expense associated with long-lived assets subject to leases. In response to requests for guidance, the staff of the Office of the Chief Accountant of the SEC issued a statement on February 7, 2005 stating the SEC's views regarding existing accounting literature applicable to leases and leasehold improvements. In light of these developments, we reviewed our practices and made a determination that we should correct our lease-related accounting policies associated with certain of our tower sites on leased land as well as certain sites we lease and sublease to our tenants. The primary effect of this change was to accelerate to earlier periods, accrued rent expense and depreciation with respect to certain of our tower sites, resulting in an increase in non-cash expenses compared to what had previously been reported.

As a part of our filing on Form 10-K for the year ended December 31, 2004, we restated our financial statements as of December 31, 2002 and 2003, for the two months ended December 31, 2002, for the year ended December 31, 2003 and each of the quarters therein, and for the first, second and third quarters of 2004. All amounts herein reflect the restated results. The restatement corrected errors relating to (i) the recognition of additional ground lease and other subleased sites' rent expense on a straight-line basis over the initial term of the lease or sublease plus the future optional renewal periods where there is reasonable assurance that the lease will be renewed, based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset and (ii) the amortization period of leasehold improvements (primarily wireless towers) to amortize such improvements over the lesser of the remaining term of the underlying lease or sublease including the renewal periods assumed above or the estimated useful life of the leasehold improvement.

Prior to the restatement, we calculated straight-line rent expense using the current lease term (typically 5 to 10 years) without regard to renewal options. In addition, we depreciated our wireless towers over a 13 to 16 year useful life without regard to the underlying lease term because of our historical experience in successfully renewing or extending leases prior to expiration. As a result of the correction, we calculated our straight-line lease expense over the shorter of (i) the contracted term of the lease agreement assuming we exercise all of the renewal options or (ii) the contractual term of the lease agreement through and including the first renewal option period ending after the later of (a) our tenant leases which were in place or which we anticipated to being in place at the date we entered into the lease or acquired the communication site or (b) the depreciable life of the leasehold asset (primarily wireless towers) located on the leased property. The result of the depreciation correction was to shorten the depreciable lives of certain tower assets such that they are depreciated over the lesser of the remaining term of the underlying lease or the estimated useful life of the tower.

Our restatements did not impact historical or future cash flows provided by operating activities, the timing or amount of payments under the related leases, or compliance with any financial ratio covenants under our credit facility or other financial covenants under our mortgage loans.

We did not restate any periods for the predecessor company as the effect is immaterial and has no cumulative impact on the operating results or financial position of the successor company.

Revenues

We generate substantially all of our revenues from leasing space on communications sites to various tenants including wireless service providers, government agencies, operators of private networks and broadcasters. Factors affecting our revenues include the rate at which our customers deploy capital to enhance and expand their networks, the rate at which customers rationalize their networks, the renewal rates of our tenants and fixed-price annual escalation clauses in our contracts that allow us to increase our tenants' rental rates over time.

For the year ended December 31, 2004, 82% and 92% of our revenues and gross margin, respectively, were generated from our owned communications sites, while 18% and 8% of our revenues and gross margin, respectively, were generated from our managed communications sites. For the year ended December 31, 2003, 79% and 89% of our revenues and gross margin, respectively, were generated from our owned communications sites, while 21% and 11% of our revenues and gross margin, respectively, were generated from our managed communications sites. Typically, our tenant lease agreements are specific to a site, are for terms of one to ten years and are renewable for multiple pre-determined periods at the option of the tenant. Rents under the tenant leases are generally due to us on a monthly basis, and revenues from each agreement are recognized monthly. These agreements typically contain fixed-price annual escalation clauses. However rental revenues are recognized in our financial statements on a straight-line basis over the contractual term of the agreements excluding customer renewal options.

Our tenants are responsible for the installation and maintenance of their equipment at our sites. These tenants transmit from our sites utilizing a wide variety of technologies including personal communication services (PCS), cellular, enhanced specialized mobile radio (ESMR), mobile radio, paging, and radio and television broadcast. For the months of December 2001, 2002, 2003 and 2004 our revenue mix for the primary technology categories was as follows:

Revenues Percentage by Tenant Technology Type

	Percent of Revenues for the Month of December
Tenant Technology Type	2001	2002	2003	2004
Telephony (PCS, Cellular, ESMR)	32.2%	37.0%	41.0%	51.1%
Mobile radio	30.9	28.5	25.5	21.9
Paging	25.3	22.4	21.5	17.8
Broadcast	6.1	7.0	7.1	6.5
Wireless data and other	5.5	5.1	4.9	2.7
Total	100.0%	100.0%	100.0%	100.0%

Direct Site Operating Expenses and Other Expenses

Direct site operating expenses consist of ground rents (if we do not own the land at our site), utilities, property and ad valorem taxes, insurance and site maintenance costs. Many of our ground lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For ground leases with escalation clauses based on a fixed percentage rate, ground rental expenses are recognized in our financial statements on a straight-line basis over the shorter of (i) the contractual term of the ground lease agreement assuming we exercise all renewal options or (ii) the first renewal option period ending after the later of (a) our tenant leases which were in place or which we anticipated being in place at the date we entered into the ground lease or acquired the communications site and (b) the depreciable life of the assets located on the leased property.

Other shared costs such as property management, site operations and contract administration are included in selling, general and administrative as described below. Because the costs of operating an owned site generally do not increase significantly as we add additional tenants, new lease revenues from additional tenants to a particular site provide high incremental gross margin for that site. Similarly, the loss of any tenant on an owned site does not significantly reduce the costs associated with operating that site; and as a result, the lost lease revenues will reduce cash flows and gross margin from that site. Fluctuations in our gross margins on owned sites are directly related to changes in our tenant lease revenues. For managed sites, we typically pay the site owner either a fixed rental payment, a percentage of revenues or a combination of a fixed rental payment plus a percentage of revenues. In instances where we pay the landlord a percentage of revenues, changes in revenues result in an increase or decrease, as applicable, in our communications site operating expenses.

Selling, general and administrative expenses consist of five major components (1) sales, marketing and collocations; (2) property management and site operations; (3) contracts administration; (4) business development including acquisitions and new builds and (5) administrative support including legal, human resources, finance, accounting and information technology.

Acquisitions and Dispositions of Communications Sites

Our financial results are also impacted by the timing, size and number of acquisitions and dispositions we complete in a period. Our number of active communications sites decreased from 3,881 at December 31, 2001 to 3,276 at December 31, 2003 and increased to 4,060 at December 31, 2004. In addition, we routinely review and dispose of under-performing sites which generate negative cash flows and which are not compatible with our strategy. During 2002, our dispositions principally related to our sale of 266 non-core microwave sites. During 2003 and 2004, we disposed of 134 and 81 under-performing sites, respectively, primarily consisting of managed sites, and as of December 31, 2004, we had 45 other sites held for sale.

During 2001, we reclassified our portfolio of five wireline telephony collocation facilities to assets held for sale. Three were sold in 2001 and two were sold in the ten months ended October 31, 2002. These facilities contributed $6.4 million and $1.1 million to revenues during 2001 and the ten months ended October 31, 2002 for the predecessor company, respectively, prior to the sale of the last facility in October 2002. These dispositions are not classified in "discontinued operations" as they did not meet the required segment criteria in 2001 and this was prior to our adoption of SFAS No. 144, "Accounting for the Impairment and Disposal of Long-lived Assets."

In 2002, we sold other assets including certain rental buildings, two wholly owned subsidiaries and a portfolio of microwave tower sites. The results of operations for these assets have been reclassified to discontinued operations under SFAS No. 144 which became effective January 1, 2002. In addition, the under-performing sites we disposed of in 2002 that were not previously held for sale were also reclassified as discontinued operations.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Holdings LLC or Pinnacle Acquisition, then known as Pinnacle Towers Acquisition Inc. This entity had no operations until December 4, 2003, when its subsidiary, Pinnacle Towers Acquisition LLC, acquired, from TowerCom Enterprises, L.L.C. and its affiliates, a portfolio of 67 towers which are primarily located in Florida, Georgia, Alabama and Mississippi and are generally less than five years old. The purchase price was $27.3 million, including fees and expenses, and Pinnacle Acquisition accounted for the purchase using purchase accounting. Pinnacle Acquisition was initially funded through a $100.0 million acquisition credit facility, provided by Morgan Stanley, which was increased to $200.0 million on February 6, 2004 and to $250.0 million on October 15, 2004. In addition, on February 6, 2004, we exercised our option to acquire all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly owned subsidiary. We acquired the common stock of Pinnacle Acquisition for approximately $21,000. Global Signal and Pinnacle Acquisition had 99% common controlling stockholders. Since our acquisition of Pinnacle Acquisition was a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the financial statements of Pinnacle Acquisition in our consolidated financial statements included elsewhere in this prospectus, beginning September 23, 2003.

During 2004, we acquired 862 communications sites from 48 sellers unrelated to us. Prior to December 7, 2004, the acquisitions were funded through borrowings under our credit facility and a portion of the net proceeds from our initial public offering. After December 7, 2004, the date of our December 2004 mortgage loan, the acquisitions were funded with cash from the site acquisition reserve account established as part of the December 2004 mortgage loan. Some of the more significant acquisitions we completed during 2004 and early 2005 are as follows:

Seller	Acquisition Closing Dates	No. of Acquired Communications Sites	Purchase Price, including Fees & Expenses ($ million)	% of Revenue From Investment Grade or Wireless Telephony Tenants(1)	Primary Site Locations
Towers of Texas Inc.	December 2004 and January 2005	48	$25.5	99.5%	Texas
Didicom Towers, Inc.	December 2004	95	27.0	93.3	Arkansas, Missouri and Oklahoma
GoldenState Towers, LLC(2)	November 2004	214	64.5	98.2	California, Oregon, Idaho, Washington, Nevada and Arizona
Lattice Communications, LLC	October 2004 through March 2005	236	116.0	86.4	Indiana, Ohio, Alabama, Kansas and Georgia
Tower Ventures III LLC(2)	June 2004	97	53.0	99.6	Tennessee, Mississippi, Missouri and Arkansas

(1)	As of the time of acquisition.

(2)	We acquired the membership interests of the named entity, which owned the towers.

Reorganization

Prior to our reorganization, we funded our operations through bank credit facilities and issuances of debt and equity securities. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the non-strategic acquisition of assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. In addition, to a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. On May 21, 2002, Global Signal, then known as Pinnacle Holdings Inc., filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On October 9, 2002, the Bankruptcy Court entered an order confirming the Second Amended Joint Plan Of Reorganization dated September 23, 2002 or the Prearranged Plan, which became effective on November 1, 2002.

Under the Prearranged Plan, Fortress and Greenhill purchased 22,526,598 shares of our common stock for an aggregate purchase price of $112.6 million and elected to receive an additional 9,040,166 shares of common stock in lieu of $45.2 million of cash for the 10% senior notes due 2008, they held making their total investment in us in connection with the reorganization $157.8 million. Other senior noteholders entitled to receive $47.2 million of cash elected to receive 9,433,236 shares of common stock in lieu of cash, making the total equity investment $205.0 million. In December 2002, Fortress purchased 1,440,000 shares of our common stock from Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P., affiliates of Abrams Capital LLC, our third largest stockholder for an aggregate purchase price of approximately $7.3 million. On February 5, 2004, Fortress and Greenhill's total investment was reduced by $113.8 million to $51.3 million (including the amount invested in connection with the purchase of shares from Abrams Capital, LLC and certain of its affiliates) as a result of our special distribution which represented a return of capital. In April 2004, Fortress exercised its warrants for 418,050 shares at an aggregate exercise price of $3.6 million. On December 22, 2004, Greenhill increased their holding of our common stock through the exercise of 32,200 options. Since our reorganization, Fortress and Greenhill have received distributions representing a return of capital totaling $167.1 million comprising a special distribution on February 5, 2004, and returns of capital related to their portion of our ordinary dividends to the extent the dividends exceeded accumulated earnings, thereby decreasing Fortress and Greenhill's total investment to $2.1 million.

Under the Prearranged Plan, we satisfied $325.0 million of indebtedness related to our senior notes for $21.6 million and 18,473,402 shares of our common stock valued at $92.4 million, and satisfied $187.5 million of indebtedness related to our 5.5% convertible notes due 2007 for $1.0 million and warrants to purchase 820,000 shares of our common stock. In total, $404.8 million, including $7.3 million of accrued interest, was discharged under the reorganization. Under the Prearranged Plan, our then existing senior credit facility lenders were paid approximately $93.0 million in cash, with the balance of the full amount owed to them incorporated into an amended and restated credit facility comprising a three-year secured term loan of $275.0 million. In addition, certain of these lenders provided a secured revolving credit facility of $30.0 million. We refer to the term loan and revolving credit facility, collectively, as our old credit facility. On February 5, 2004, the old credit facility was paid in full and terminated.

Our emergence from bankruptcy and adoption of fresh start accounting resulted in the extinguishment of $404.8 million of indebtedness and significantly reduced our interest expense and depreciation and amortization expense. In addition to our reorganization, we have taken a number of other measures to minimize potential net losses in the future, including the sale of non-performing communications sites, the reduction of overhead and capital expenditures and the installation of a new management team.

2000/2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation by the SEC. On December 6, 2001, we entered into a settlement with the SEC relating to our original accounting for the August 1999 acquisition of certain communications sites from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the SEC in April and May 2001. In the settlement, we consented, without admitting or denying the SEC's findings, to the SEC's entry of an administrative order that we cease and desist from committing or causing violations of the reporting, books and records and internal control provisions of the federal securities laws. The SEC's order does not claim any violation of the antifraud provisions of the federal securities laws, nor does it assess a monetary penalty or fine against us. As previously disclosed, we cooperated fully with the SEC in its inquiry.

Basis of Accounting

In the following discussion, we refer to ourselves in the periods prior to our emergence from Chapter 11 as "predecessor company" and in the periods subsequent to the date of our emergence from bankruptcy as "successor company." The following is a discussion of our financial condition and results of operations for the ten months ended October 31, 2002, for the predecessor company, and the two months ended December 31, 2002 and the years ended December 31, 2003 and 2004 for the successor company. We refer to the years ended December 31, 2003 and 2004 as 2003 and 2004, respectively. The discussion should be read in conjunction with our financial statements included elsewhere in this prospectus.

As a result of the adoption of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the different debt and equity structures for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy. In addition, as required under fresh start accounting, we early adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" at that time.

Financial Developments

The following are certain changes in our financial results which have occurred or we expect to occur in 2005 and beyond, as compared to our 2004 results.

As a new public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, SEC reporting and compliance with the various provisions of the Sarbanes-Oxley Act of 2002. In particular, we expect to incur significant incremental expenses associated with Sarbanes-Oxley Section 404 compliance documentation and remediation. In addition, as a New York Stock Exchange-listed company, we were required to establish an internal audit function and did so, on an outsourced basis, in October 2004. As a result we will incur additional costs associated with this function. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Since 2003 we have become a more acquisition-focused company. As we evaluate towers for potential acquisition, we incur costs for various third parties' assistance, including in connection with due diligence, negotiation and structuring of these acquisitions. These costs are capitalized once the acquisition is deemed probable. If an acquisition is abandoned, these costs will be expensed. If the acquisition is consummated, these costs will be capitalized as a part of the total purchase price.

Although we have not yet analyzed the impact, the new accounting requirements for stock options and other stock-based compensation will require us to recognize expense whereas generally we have not been required to do so in the past.

    Effect of Sprint Transaction

If we consummate the Sprint transaction as planned, on a pro forma basis as of December 31, 2004 after this offering, we will own, manage or lease over 10,600 wireless communications sites. In addition, on a pro forma basis, without giving effect to Sprint's pending merger with Nextel Communications, Sprint would become our largest customer, representing 31.1% of our revenue, for the year ended December 31, 2004.

We will account for the Sprint transaction as a capital lease and hence will recognize the assets and the lease obligations on our balance sheet. We will allocate the upfront rental payment along with transaction fees and costs to the leased assets (primarily towers and identifiable intangible assets) based on their fair market value similar to an acquisition of tower assets. We will depreciate and amortize these tangible and intangible assets over their estimated useful lives, which we expect to be similar to the current estimated useful lives of our existing tower and related intangible assets. As a result, our depreciation, amortization and accretion will increase significantly.

We expect to finance the Sprint transaction with an $850.0 million bridge loan, which will substantially increase the amount of our debt outstanding and interest expense. In addition, the shares issued in this offering and the shares we will issue pursuant to the Investment Agreement, will increase the number of shares outstanding and hence affect our future income (loss) per share.

The Sprint transaction is significantly larger than any acquisition we have completed to date. There are more Sprint Towers than the number of communications sites we currently operate. The integration of the over 6,600 Sprint Towers into our operations will be a significant undertaking. To manage the Sprint Towers, we expect to add over 100 additional employees which will add significant costs. We will also incur a substantial amount of non-recurring integration costs with respect to the Sprint transaction which will be expensed primarily in 2005.

As a result of our increased depreciation and amortization, accretion, integration costs, additional selling, general and administrative expenses and interest expense, we expect to generate net losses after the closing of the Sprint transaction.

In addition, in connection with the closing of the Sprint transaction, we will use a portion of the net proceeds of this offering to repay and terminate the outstanding borrowings on the $50.0 million and $25.0 million term loans under our Revolving Credit Agreement. As a result, we will write off the remaining unamortized deferred debt issuance costs as a loss on the early extinguishment of debt.

Results of Operations

Comparison of 2003 to 2004

The following table sets forth, for the periods indicated, each statement of operations item and such item as a percentage of revenues. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated financial statements and notes thereto included herein.

	Year Ended December 31,
(dollars in thousands)	2003	%	2004	%	Var	%

Revenues	$166,670	100.0%	$182,865	100.0%	$16,195	9.7%
Direct site operating expenses (excluding depreciation, amortization and accretion)	56,572	33.9	57,462	31.4	890	1.6
Gross margin	110,098	66.1	125,403	68.6	15,305	13.9
Other expense:
Selling, general and administrative (excluding non-cash stock-based compensation expense)	26,914	16.1	23,410	12.8	(3,504)	(13.0)
State franchise, excise and minimum taxes	848	0.5	69	0.0	(779)	(91.9)
Depreciation, amortization and accretion	47,137	28.3	54,288	29.7	7,151	15.2
Non-cash stock-based compensation expense	1,479	0.9	4,235	2.3	2,756	1.8
	76,378	45.8	82,002	44.8	5,624	7.4
Operating income	33,720	20.2	43,401	23.7	9,681	28.7
Interest expense, net	20,477	12.3	27,529	15.1	7,052	34.4
Loss on early extinguishment of debt	—	0.0	9,018	4.9	9,018	0.0
Other expense (income)	(110)	(0.1)	(124)	(0.1)	(14)	12.7
Income (loss) from continuing operations before income tax benefit (expense)	13,353	8.0	6,978	3.8	(6,375)	(47.7)
Income tax benefit (expense)	665	0.4	(341)	(0.2)	(1,006)	(151.3)
Income (loss) from continuing operations	14,018	8.4	6,637	3.6	(7,381)	(52.7)
Income (loss) from discontinued operations	(131)	(0.1)	111	0.1	242	(184.7)
Income (loss) before gain (loss) on sale of properties	13,887	8.3	6,748	3.7	(7,139)	(51.4)
Gain (loss) on sale of properties	(726)	(0.4)	124	0.1	850	(117.1)
Net income (loss)	$13,161	7.9%	$6,872	3.8%	$(6,289)	(47.8)%

Revenues

Our revenues increased $16.2 million or 9.7%, primarily as a result of approximately $11.1 million in revenues from our acquisition of 929 communications sites during the period from December 1, 2003 through December 31, 2004, and from internal growth. Our internal revenue growth of 3.1% was primarily driven by growth in our revenues generated from telephony customers of 13.5%, which was in part offset by a decline in our revenues generated by our non-telephony tenants.

For 2004, USA Mobility, our largest customer, accounted for 15.0% of our revenues. One of our primary master tenant leases with USA Mobility, the Arch Lease, expires in May 2005. The Arch Lease allows Arch Wireless, one of the two companies that merged to form USA Mobility, to locate a fixed number of transmitters on any of our sites for a fixed minimum rate. The number of sites that Arch Wireless currently occupies is significantly less than the maximum number of sites allowable under the current contract for the fixed minimum rate. Consequently, we believe that it is likely that the Arch Lease will be renewed or extended on terms and rates that are significantly less favorable to us than those currently in place and we expect our revenues from any renewal or extension of the Arch Lease to be significantly lower starting June 2005.

Expenses

Direct site operating expenses (excluding depreciation, amortization and accretion)

Our direct site operating expenses increased $0.9 million primarily due to increased tower cost associated with the 929 wireless communications sites we have acquired during the period from December 1, 2003 through December 31, 2004. These additional costs from the acquired communications towers were partially offset by decreases in maintenance expenses at our existing communications sites. As a percentage of revenues, our direct site operating expenses decreased to 31.4% of revenues for 2004 from 33.9% of revenues for 2003.

Selling, general and administrative (excluding non-cash stock-based compensation)

Our selling, general and administrative expenses decrease of $3.5 million was primarily attributable to a $0.9 million decline in legal and professional fees, a $1.5 million decline in monitoring fees paid to Fortress and Greenhill, as the monitoring agreement was terminated effective March 2004, and a decline in personnel related costs. As a percentage of revenues, our selling, general and administrative expenses declined to 12.8% of revenues for 2004 from 16.1% of revenues for 2003.

State franchise, excise and minimum taxes

Our state franchise, excise and minimum taxes decreased to $0.1 million in 2004 from $0.8 million in 2003 primarily as a result of a reversal of various tax reserves related to contingencies which are no longer probable.

Depreciation, amortization and accretion

The increase in depreciation, amortization and accretion of $7.2 million for 2004 compared to 2003 was primarily due to the acquisition of 929 communications sites during the period from December 1, 2003 through December 31, 2004.

Non-cash stock-based compensation expense

Our non-cash stock based compensation expense increased to $4.2 million in 2004 from $1.5 million in 2003. In August 2003, our board of directors awarded options to purchase shares of our common stock to an employee of Fortress Capital Finance LLC, who provided financial advisory services to us. This agreement was terminated in March 2004 and the vesting of the outstanding options was modified. As a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recorded a total expense of $2.6 million in 2004 related to these stock options which concludes all charges to be recognized related to this agreement. During 2003, we recognized $1.5 million in non-cash stock-based compensation related to this agreement. In addition, during 2004, we recognized $0.4 million in stock-based compensation related to 20,000 fully-vested, unrestricted shares of common stock issued to our four independent directors upon consummation of our initial public offering and $1.3 million related to options granted to an executive which were granted at an exercise price less than the market value of the stock on the grant date.

Interest expense, net

Our net interest expense increase of $7.1 million is related to the increase in the amount of debt in our capital structure resulting from (i) the February 5, 2004 mortgage loan transaction, which included the repayment of our old credit facility and borrowing $418.0 million under the February 2004 mortgage loan and (ii) borrowings related to the acquisition of wireless communications sites during 2004.

Loss on early extinguishment of debt

On February 5, 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan, the February 2004 mortgage loan, made payable to a newly formed trust. A portion of the net proceeds was used to repay outstanding borrowings under our old credit facility, and as a result of this repayment, this facility was terminated and $8.4 million of unamortized deferred financing costs related to the old credit facility were expensed. On December 7, 2004, we borrowed $293.8 million under a second mortgage loan to finance newly acquired wireless communications sites. A portion of the net proceeds was used to repay outstanding borrowings under our credit facility, and as a result of this repayment, this facility was terminated and $0.6 million of unamortized deferred financing costs related to the credit facility were expensed.

Income tax expense

Our income tax expense in 2004 of $0.3 million primarily relates to changes in estimates of our 2003 tax expense, recorded in 2004 when known. During 2003, we had an income tax benefit of $0.7 million resulting primarily from other changes in estimates of tax expense.

Comparison of the ten months ended October 31, 2002, and the two months ended December 31, 2002 to 2003

Our results before November 1, 2002 are not generally comparable to the results of operations after that date due to the effects of fresh start accounting and our reorganization.

The following presents an overview of our results of operations for 2003, the ten months ended October 31, 2002 and the two months ended December 31, 2002.

	Predecessor Company		Successor Company
	Ten Months Ended October 31, 2002		Two Months Ended December 31, 2002		Year Ended December 31, 2003
(dollars in thousands)	$	% of Revenues	$	% of Revenues	$	% of Revenues

Revenues	$137,435	100.0%	$27,454	100.0%	$166,670	100.0%
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)	46,570	33.9	9,028	32.9	56,572	33.9
Gross margin	90,865	66.1	18,426	67.1	110,098	66.1
Other expenses:
Selling, general and administrative (excluding $0, $0, and $1,479 of non-cash stock-based compensation, respectively)	27,523	20.0	4,743	17.3	26,914	16.1
State franchise, excise and minimum taxes	1,671	1.2	330	1.2	848	0.5
Depreciation, amortization and accretion	73,508	53.5	10,119	36.9	47,137	28.3
Non-cash stock based compensation expense	—	0.0	—	0.0	1,479	0.9
Impairment loss on assets held for sale	1,018	0.7	—	0.0	—	0.0
Impairment loss on assets held for use	4,541	3.3	—	0.0	—	0.0
Reorganization expenses	59,124	43.0	—	0.0	—	0.0
	167,385	121.8	15,192	55.3	76,378	45.8
Operating income (loss)	(76,520)	(55.7)	3,234	11.8	33,720	20.2
Interest expense, net	45,720	33.3	4,041	14.7	20,477	12.3
Gain on extinguishment of debt	(404,838)	(294.6)	—	0.0	—	0.0
Other loss (income)	(533)	(0.4)	84	0.3	(110)	(0.1)
Income from continuing operations before income tax benefit (expense)	283,131	206.0	(891)	(3.2)	13,353	8.0
Income tax benefit (expense)	5,195	3.8	(19)	(0.1)	665	0.4
Income from continuing operations	288,326	209.8	(910)	(3.3)	14,018	8.4
Loss from discontinued operations	(32,076)	(23.3)	(84)	(0.3)	(131)	(0.1)
Income before loss on disposal of properties	256,250	186.5	(994)	(3.6)	13,887	8.3
Loss on disposal of properties	(78)	(0.1)	(2)	0.0	(726)	(0.4)
Net income	$256,172	186.4%	$(996)	(3.6)%	$13,161	7.9%

Revenues

Our average monthly revenue during 2003 and 2002 remained relatively constant. Our mix of revenues from wireless telephony customers increased to 41.1% of revenues for the month of December 2003, from 37.0% of revenues for the month of December 2002.

In 2003, our largest customer, USA Mobility, a paging service provider, accounted for 16.2% of our revenues. For the ten months ended October 31, 2002, USA Mobility accounted for 16.2% of our revenues and for the two months ended December 31, 2002, USA Mobility accounted for 16.5% of our revenues. Arch Wireless, one of the two companies that merged to form USA Mobility, reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002. In connection with Arch Wireless' exit from bankruptcy we entered into a new three-year master lease agreement requiring Arch Wireless to make fixed minimum payments to us each month, which allows Arch Wireless to locate up to a fixed number of transmitters on any of our sites. Under this agreement, the monthly revenues we earned from Arch Wireless decreased by approximately 21.2% from that which we earned under our prior agreement with Arch Wireless prior to its emergence from bankruptcy. The number of sites that Arch Wireless currently occupies is significantly less than the maximum number of sites allowable under the current contract for the fixed minimum rate. Consequently, we believe that it is likely that the Arch Lease will be renewed on terms and rates that are significantly less favorable to us than those currently in place.

Expenses

Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)

Our direct site operating expenses as a percentage of revenues in 2003 were consistent with our direct operating expenses as a percentage of revenue for the ten months ended October 31, 2002. Our direct operating expenses in the two months ended December 31, 2002 as a percentage of revenues were 1.0%, of revenues lower than our direct operating expense in the ten months ended October 31, 2002 and 2003 primarily as a result of lower utility costs.

Selling, general and administrative (excluding non-cash stock-based compensation)

The decrease in selling, general and administrative expenses as a percentage of revenues in 2003 was primarily attributable to declines in (1) salaries and salary related expenses due to the effects of workforce reductions, (2) professional fees, (3) bad debt expense, (4) aborted construction expenses and (5) insurance expense related specifically to the cost of directors and officers insurance expense incurred during the ten months ended October 31, 2002. The overall decrease was offset by an increase in (1) temporary help and professional services related to special projects geared toward improving internal processes and our document data base library, (2) severance and relocation expenses related to our installation of a new management team and (3) management fees paid to our principal stockholders beginning November 1, 2002.

State franchise, excise and minimum taxes

The decrease in state franchise, excise and minimum taxes as a percentage of revenues in 2003 was a result of recharacterizing certain subsidiaries as qualified REIT subsidiaries, divesting a taxable REIT subsidiary and reorganizing the overall operations to more effectively minimize state franchise and income taxes as well as an adjustment of our prior year estimated taxes. These taxes are calculated using various methods including an apportionment based on our property within a given state, or our capital structure or based upon a minimum tax in lieu of income taxes.

Depreciation, amortization and accretion

The decrease in depreciation, amortization and accretion as a percentage of revenues during 2003 as compared to the ten months ended October 31, 2002 was primarily due to the adoption of fresh start accounting, which reduced the depreciable basis of long-lived assets by $357.2 million, resulting in decreases in depreciation expense, offset by an increase in accretion of our asset retirement obligation. The decrease in depreciation expense as a percentage of revenues during 2003 compared to the two months ended December 31, 2002 was primarily as a result of depreciation of tower assets on ground leases and other subleased sites, having a month-to-month term being fully depreciated in one month.

Non-cash stock based compensation expense

In August 2003, our board of directors awarded options to purchase shares of our common stock to an employee of Fortress Capital Finance LLC, who provided financial advisory services to us. These options originally vested at various times over a three-year period, the period during which this individual was expected to perform services. During 2003, we recorded an expense of $1.5 million related to these options based on the estimated market value of our stock at December 31, 2003. This agreement was terminated in March 2004 and the vesting of the outstanding options was modified.

Impairment loss on assets held for sale

During the ten months ended October 31, 2002, we recorded an additional impairment loss of $1.0 million on a collocation facility reclassified as held for sale in 2001, based on a decrease in the net proceeds we expected to receive. The facility was sold in 2002.

Impairment loss on assets held for use

During the ten months ended October 31, 2002, we identified specific sites with impairment indicators and recorded an impairment loss of $4.5 million.

Reorganization expenses

As a result of our reorganization, we incurred $59.1 million in nonrecurring expenses related to our reorganization and the related bankruptcy filing during the ten months ended October 31, 2002. These expenses include the acceleration of the accretion of the original issue discount of $23.1 million on our 10% Senior Notes due 2008 and the write-off of $9.1 million of deferred debt issuance expenses on our Senior Notes and our 51/2% Convertible Notes due 2007. Also included in these nonrecurring expenses are $26.9 million of additional legal fees, consultant fees, the reimbursement of due diligence fees and employee retention plan expenses. Our reorganization was completed as of November 1, 2002; therefore, no reorganization expenses were incurred in the two months ended December 31, 2002 or the year ended December 31, 2003.

Interest expense, net

As a percentage of revenue, interest expense, net, for the two months ended December 31, 2002 and the ten months ended October 31, 2002 were 14.7% and 33.3%, respectively. This decline was primarily the result of changes to our debt structure because of our Chapter 11 bankruptcy filing on May 21, 2002 and ultimate emergence on November 1, 2002. Included in the decrease was (1) a decline in interest on the Convertible Notes which stopped accruing interest upon our bankruptcy filing, (2) a decrease in interest on the old credit facility as a result of a significant decrease in the principal balance and drop in the LIBOR rate and (3) a decline in the amortization of original issue discount on the Senior Notes and amortization of deferred debt issuance expenses on the Senior Notes and Convertible Notes, both of which stopped amortizing upon our bankruptcy filing. The Senior Notes and Convertible Notes were discharged on November 1, 2002 upon our emergence from Chapter 11. As a percentage of revenues, interest expense in 2003 and the two months ended December 31, 2002 was 12.3% and 14.7%, respectively. This decrease in interest expense as a percentage of revenues during 2003 is a result of our repayment from operating cash flow of a portion of the outstanding debt under our old credit facility and a drop in LIBOR rates.

Gain on extinguishment of debt

The $404.8 million gain on extinguishment of debt recorded during the ten months ended October 31, 2002 was the result of our reorganization. In connection with our emergence from Chapter 11, we satisfied $519.8 million in debt for payments totaling $115.0 million. Debt discharged during the bankruptcy included $211.0 million of our Senior Notes, $186.5 million of our Convertible Notes and $7.3 million of related accrued interest. There was no gain on the extinguishment of debt for the two months ended December 31, 2002 or the year ended December 31, 2003.

Income tax benefit (expense)

We are organized as a REIT for federal income tax purposes and accordingly only provide for income taxes based on the operating results of our taxable REIT subsidiaries. The decline in tax benefit is primarily attributable to our corporate restructuring activities in the ten months ended October 31, 2002. A large part of our deferred tax assets relating to net operating losses was eliminated under the provisions of fresh start accounting and SFAS No. 109, Accounting for Income Taxes.

Loss from discontinued operations

Under SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, we classified certain sites as discontinued operations based on when the asset met the "held for sale" criteria or was actually disposed. For the periods presented, our discontinued operations primarily include two wholly owned subsidiaries, a portfolio of microwave sites and certain non-core under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale. With respect to our discontinued operations, for the ten months ended October 31, 2002, we recorded an impairment charge of $31.4 million compared to no impairment charge for the two months ended December 31, 2002 and a $0.4 million impairment charge for 2003.

Liquidity and Capital Resources

Our liquidity needs arise from working capital requirements, debt service, tower acquisitions, construction costs for occasional new tower builds and tower augmentations, other capital expenditures and dividend payments. We expect to meet our cash requirements for the next twelve months by using cash generated from operating activities, cash generated from equity offerings, cash in the December 2004 mortgage loan site acquisition reserve account described below, borrowings under the Revolving Credit Agreement and from additional mortgage loans and credit facilities we may obtain, including the bridge financing described below. However, there can be no assurance that we will be successful in raising additional equity or that we will be able to obtain additional mortgage loans or credit facilities, including the bridge financing described below. To the extent we are unsuccessful in raising additional capital, obtaining mortgage loans and additional credit facilities, we may need to curtail our investments in acquisitions (including the Sprint transaction) and new tower builds, and/or reduce the current level of our dividend.

Acquisition Credit Facility

As of April 25, 2005, our wholly owned subsidiary, Global Signal Acquisitions LLC, or Global Signal Acquisitions, entered into a 364-day $200.0 million credit facility, which we refer to as the acquisition credit facility, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A. (affiliates of the representatives of the underwriters) to provide funding for the acquisition of additional communications sites. The acquisition credit facility is guaranteed by Global Signal OP and future subsidiaries of Global Signal Acquisitions. Moreover, it is secured by substantially all of Global Signal Acquisitions' tangible and intangible assets and by a pledge of Global Signal OP's equity interest in Global Signal Acquisitions. In addition, we have agreed to enter into a guarantee agreement with respect to the acquisition credit facility, and to secure that guarantee by a pledge of our equity interest in Global Signal OP, no later than May 17, 2005. We intend to fund future acquisitions with this credit facility along with a portion of the net proceeds from this offering and incremental equity offerings, and for a short period of time may fund 100% of the purchase price of acquisitions with the acquisition credit facility. The level of borrowings under the acquisition credit facility is limited based on a borrowing base, as defined therein. Borrowing under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 1.5% or the bank's base rate plus approximately 1.25% provided the loan balance is equal to or lower than 68% of the aggregate acquisition price (as defined therein) of towers owned, leased or managed by Global Signal Acquisitions, from time to time. If the loan balance is higher than 68% of the aggregate acquisition price of towers owned, leased or managed by Global Signal Acquisitions, from time to time, then borrowings under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 2.0% or the bank's base rate plus approximately 1.75%. In connection with closing the acquisition credit facility, we paid an origination fee of 0.375% of the $200.0 million commitment and agreed to pay to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. an exit fee of 0.375% of the principal amount of loans under the acquisition credit facility in connection with any refinancing of such borrowings. In addition, to the extent the principal amount of borrowings related to an acquisition of towers to be owned, leased or managed exceeds 68% of the acquisition price thereof, we will be required to pay an additional origination fee to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. in an amount equal to 0.125% of the amount borrowed for such acquisition and an additional exit fee in the amount of 0.125% of the amount borrowed for such acquisition in connection with the refinancing of such borrowing. Any exit fees shall be credited against fees payable to each of Morgan Stanley and Bank of America, N.A. if they are offered the position of co-lead lender with respect to a refinancing of the acquisition credit facility. The acquisition credit facility contains typical representations and covenants for facilities of this type.

Sprint Transaction and Related Financing

On February 14, 2005, we, Sprint Corporation, or Sprint, and certain Sprint subsidiaries (the "Sprint Contributors") entered into an agreement to contribute, lease and sublease, which we refer to as the Agreement to Lease. Under the Agreement to Lease, we have agreed to lease or, if certain consents have not been obtained, operate for a period of 32 years over 6,600 wireless communications tower sites and the related towers and assets (collectively, the Sprint Towers) from one or more newly formed special purpose entities of Sprint (collectively, "Sprint TowerCo"), under one or more master leases for which we agreed to pay an upfront payment of approximately $1.2 billion as prepaid rent, which we refer to as the upfront rental payment, subject to certain conditions, adjustments and prorations. At the closing of the Sprint transaction, we will also enter into a master lease agreement, which we refer to as the Master Lease, which will expire in 2037. During the period commencing one year prior to the expiration of the Master Lease and ending 120 days prior to the expiration of the Master Lease, the Lessee will have the option to purchase all (but not less than all) of the Sprint Towers then leased for approximately $2.3 billion, subject to adjustment, including based on a final appraisal of the Sprint Towers to be completed prior to closing. The closing of the Sprint transaction is expected to occur towards the end of the second quarter of 2005.

On February 14, 2005, in connection with the execution of the Sprint transaction, we entered into an Investment Agreement with the Investors, which consist of the following entities:

•	Fortress Investment Fund II LLC, a Delaware limited liability company, or FIF II, an affiliate of our largest stockholder, Fortress;

•	Abrams Capital Partners II, L.P., a Delaware limited partnership, Abrams Capital Partners I, L.P., a Delaware limited partnership, Whitecrest Partners, L.P., a Delaware limited partnership, Abrams Capital International, LTD, a Cayman Islands limited liability company and Riva Capital Partners, L.P., a Delaware limited partnership, affiliates of our third largest stockholder, Abrams Capital, LLC (collectively, the "Abrams Investors"); and

•	Greenhill Capital Partners, L.P., a Delaware limited partnership, which together with its affiliates, is our second largest stockholder, and the following affiliates of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Executive), L.P., a Delaware limited partnership, Greenhill Capital, L.P., a Delaware limited partnership, Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership, and Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership (collectively the "Greenhill Investors").

Under the Investment Agreement, the Investors committed to purchase, severally and not jointly, at the closing of the Sprint transaction, up to $500.0 million of our common stock, at a price of $25.50 per share. The $500.0 million aggregate commitment from the Investors will automatically be reduced by (1) the amount of net proceeds received by us pursuant to any offering of our equity securities prior such date prior to the closing of the Sprint transaction, and (2) the amount of any borrowings in excess of $750.0 million outstanding at the closing of the Sprint transaction under any credit facility or similar agreements provided to us in connection with the Sprint transaction, provided that the Investors' aggregate commitment will not be reduced below $250.0 million. Pursuant to the terms of the Investment Agreement, each of FIF II, the Abrams Investors and the Greenhill Investors shall purchase such number of shares of common stock equal to 48%, 32% and 20%, respectively, of the total number of shares of common stock to be purchased under the Investment Agreement. The purchase of the shares by the Investors is conditioned upon the occurrence of the closing of the Sprint transaction, and will close simultaneously with the Sprint transaction. In the event an Investor fails to purchase the shares of common stock it is obligated to purchase, the other Investors have the right, but not the obligation, to purchase such shares. The issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. If we do not complete an offering of our equity securities prior to the closing of the Sprint transaction, under an Option Agreement with us, the Investors will issue to us, at the closing of the Investment Agreement, a one-time option to purchase from the Investors a number of shares of common stock, at a price of $26.50 per share having a value equal to the difference between the total consideration paid by the Investors for the common stock at the closing of the Sprint transaction and $250.0 million. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing of the Sprint transaction. The option will be non-transferable. If we were to exercise the option, we would purchase shares from each Investor in proportion to that Investor's participation in the Investment Agreement set forth above. In the event that we complete an offering of our equity securities prior to the closing of the Sprint transaction, no option would be issued by the Investors.

On February 8, 2005, we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters, setting forth the terms on which they would provide, subject to certain conditions, bridge financing of approximately $750.0 million to us for use in funding the Sprint transaction. On March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters, which increased the amount of bridge financing up to $850.0 million. The borrower is expected to be Global Signal Acquisitions II LLC and/or one or more other newly created entities, under our direct control which we refer to as the borrower, that will own 100% of our interest in the Sprint Towers. The loan is expected to be secured by, among other things, the ownership interests in the borrower, borrower's leasehold and subleasehold interests (including purchase options) in the Sprint Towers, and an assignment of leases and rents. The loan is expected to have a term of 12 months after the closing and subject to compliance with certain conditions, two six-month extensions at our option. During the first 12 months of the loan, the loan is expected to bear interest at 30-day LIBOR plus either 1.5% or 1.75% per annum, depending on cash flows related to the Sprint Towers. In either case, the rate is expected to increase by 0.25% upon the first extension and 0.75% upon the second, if such extension options are exercised. The loan is expected to require an origination fee of 0.375% of $775.0 million of the loan amount and an extension fee in connection with each extension option of 0.25% of the loan amount. In addition, we expect to be required under the facility to pay an exit fee under certain circumstances. The loan is expected to contain customary conditions precedent to closing including no material adverse change, and customary events of default including, bankruptcy of the borrower or us, change of control or cross default to our other indebtedness.

In connection with the Sprint transaction, we entered into interest rate swap agreements for a total notional value of $750.0 million with Bank of America, N.A., an affiliate of one of the representatives of the underwriters, as counterparty, in anticipation of securing $750.0 million or more of bridge financing, which is expected to be replaced by a mortgage loan of a greater amount. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.303% on a total notional amount of $750.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory termination date of March 31, 2006, in exchange for receiving floating payments based on three-month LIBOR on the same notional amount for the same period.

On March 21, 2005, in connection with the Sprint transaction and the $850.0 million bridge loan term sheet we executed on March 10, 2005, we entered into additional interest rate swap agreements for a total notional amount of $100.0 million with Bank of America, N.A. as counterparty. This brings the total notional amount of swap agreements related to financing the Sprint transaction to $850.0 million. These swap agreements are in anticipation of the Sprint transaction bridge financing, which is expected to be replaced by a mortgage loan of at least $850.0 million. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.733% on the total notional amount of $100.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory maturity date of March 31, 2006, in exchange for receiving floating payments based on three-month LIBOR on the same notional amount for the same period.

Other Financings

On December 3, 2004, Global Signal OP entered into a 364-day $20.0 million revolving credit facility pursuant to a revolving credit agreement which we refer to as the Revolving Credit Agreement, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A. to provide funding for working capital and other corporate purposes. On February 9, 2005, Global Signal OP amended and restated the Revolving Credit Agreement with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease. On April 15, 2005, we amended and restated the Revolving Credit Agreement to provide an additional $25 million multi-draw term loan further to be used for fees and expenses incurred in connection with the Sprint transaction, and as of April 29, 2005 have borrowed $5.0 million under the multi-draw term loan. Amounts available under the revolving credit facility are reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million (excluding any equity issuances by us in connection with the Sprint transaction, including this offering, or as a result of the exercise of options or warrants outstanding as of February 9, 2005). Interest on the $20 million revolving portion of this credit facility is payable, at Global Signal OP's option, at either the LIBOR plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the Revolving Credit Agreement is payable at our option at either, LIBOR plus 1.75% or the bank's base rate plus 0.75%. In connection with the Sprint transaction, we expect to repay and terminate the $50.0 million and $25.0 million term loans. As a result, we will write-off as a loss on early extinguishment of debt any unamortized deferred debt issuance costs associated with the term loans. The revolving credit facility, through the Revolving Credit Agreement and the related ancillary documentation, contains covenants and restrictions customary for a facility of this type including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The limitations on consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0 upon consummation of the bridge financing for the Sprint transaction. The Revolving Credit Agreement continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP, and a pledge by us of 65% of our interest in our Canadian subsidiary. The term loans must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of the deposit from Sprint under the Agreement to Lease, and (3) the date of the closing of the Sprint transaction.

On December 7, 2004, our wholly owned subsidiary, Pinnacle Towers Acquisition Holdings LLC, and five of its direct and indirect subsidiaries borrowed approximately $293.8 million under a mortgage loan made payable to a newly created trust that issued approximately $293.8 million in fixed rate commercial mortgage pass-through certificates, which we refer to as the December 2004 mortgage loan, to provide fixed rate financing for the communications sites we acquired since December 1, 2003 along with certain additional communications sites we expect to acquire. The proceeds of the December 2004 mortgage loan were used primarily to repay the $181.7 million of then outstanding borrowings under our credit facility and to partially fund a $120.7 million site acquisition reserve account to be used to acquire additional qualifying wireless communications sites over the six-month period following closing. As of April 29, 2005, the site acquisition reserve account had a balance of $0.6 million. The December 2004 mortgage loan requires monthly payments of interest until its maturity in December 2009. The weighted average interest rate on the various tranches of certificates is approximately 4.74%, as of December 31, 2004. The December 2004 mortgage loan is secured by mortgages, deeds of trust, deeds to secure debt and first priority liens on substantially all of Pinnacle Towers Acquisition Holdings LLC's tangible assets and its interests in the five subsidiaries which we expect will have an aggregate acquisition cost of approximately $450.0 million, including estimated fees and expenses, after all amounts in the site acquisition reserve have been used to fund acquisitions.

On June 2, 2004, we completed our initial public offering of 8,050,000 shares of our common stock, including shares issued pursuant to the exercise of the underwriters' overallotment option, for $18.00 per share raising net cash proceeds of $131.2 million. The net cash proceeds were used in part to repay $33.4 million outstanding under our credit facility, and to fund the purchase of wireless communications towers by Pinnacle Towers Acquisition LLC, including the Tower Ventures acquisition for $53.0 million.

On February 5, 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust, which we refer to as the February 2004 mortgage loan. The February 2004 mortgage loan requires monthly payments of principal and interest of approximately $2.4 million, bears interest at a weighted average interest rate of approximately 5.0% as of December 31, 2004, with a final maturity date of January 2029. However, the loan documents impose material penalties if we fail to repay the February 2004 mortgage loan on or prior to January 2009. The net proceeds from the February 2004 mortgage loan were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million one-time special distribution to our stockholders. In connection with the repayment of our old credit facility, we also terminated our ability to borrow under its line of credit. The February 2004 mortgage loan restricts the ability of our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, and its subsidiaries from incurring other indebtedness or further encumbering their assets. In addition, so long as the tangible assets of the borrowers under the February 2004 mortgage loan represent at least 25% of the assets of Global Signal Inc., it will be an event of default under the February 2004 mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected.

In addition, on February 6, 2004, we acquired all of the outstanding common stock of Pinnacle Acquisition, then known as Pinnacle Towers Acquisition Inc., through the exercise of an option granted to us by its stockholders, which constituted the majority of our stockholders. Because this acquisition was a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests.

In connection with the February 2004 acquisition of Pinnacle Acquisition's outstanding stock, we increased the capacity on our credit facility to $200.0 million, including a $5.0 million working capital line, and extended the maturity date to February 6, 2005. The maturity date was extended further to October 1, 2005, upon consummation of our initial public offering. On October 15, 2004, we amended and restated our $200.0 million credit facility with Morgan Stanley Asset Funding Inc. to, among other things, increase the commitment by the lenders to $250.0 million, to remove the $5.0 million working capital line previously included in the credit facility and to add Bank of America, N.A. as a lender. Borrowings under the amended and restated credit facility were limited based on a borrowing base equal to 65% of the value of acquired communications towers as defined in the credit facility agreement. We repaid the outstanding borrowings under our credit facility with a portion of the net proceeds from our December 2004 mortgage loan and terminated the facility.

Cash Flows

Net cash flows provided by operating activities were $83.5 million for 2004, compared to $59.2 million for 2003. The increase of $24.3 million of net cash flows provided by operating activities is primarily the result of (i) internal revenue growth and higher net margins on the communications site portfolio we owned for the full year of 2004, (ii) cash flows generated on communications sites acquired during 2004 and (iii) less cash flows being used in working capital. During 2004, $1.9 million in cash flows were used in working capital as compared to $11.2 million of cash flows used in working capital in 2003. During 2003, we made payments of liabilities accrued prior to and in connection with our emergence from Chapter 11 bankruptcy which resulted in a decrease in our accounts payable and accrued expenses and cash flows from operating activities being used in working capital.

Net cash flows provided by operating activities were $59.2 million for the year ended December 31, 2003, compared to $20.9 million for the ten months ended October 31, 2002 and $7.2 million for the two months ended December 31, 2002. The increase in net cash flows provided by operating activities in 2003 was primarily related to (1) lower cash interest expense which is primarily a result of the forgiveness of $404.8 million of debt upon our emergence from bankruptcy and the repayment of debt under our old credit facility from both the proceeds of the $205.0 million equity investment made in connection with our emergence from bankruptcy and operating cash flow generated in 2003, (2) lower selling, general and administrative expenses and (3) the absence of reorganization expenses in 2003. These items were in part offset by cash used in working capital in 2003 as a result of our payment during 2003 of accrued expense associated with our reorganization compared to cash provided by working capital in 2002, which is primarily the result of cash which was escrowed in 2001 being released from the escrow accounts in the ten months ended October 31, 2002.

Net cash flows used in investing activities were $447.7 million for 2004 compared to $36.2 million for 2003. Investing activities for 2004 consisted of (1) investments to expand our business including (i) the acquisition of 648 wireless communications towers and other communications sites for $294.0 million, including fees and expenses, (ii) the purchase of a business and its 214 wireless communications towers for $64.5 million, including fees and expenses, (iii) the purchase of interests in land under towers where we had previously held a leasehold interest for $7.2 million, and (iv) the purchase of the minority interest in our subsidiary, Pinnacle Towers Limited, for $1.2 million, (2) the net activity of restricted cash totaling $72.9 million into escrow accounts as (i) deposits on future acquisitions, (ii) imposition reserve account activity for insurance, taxes and ground rents as a part of our February and December 2004 mortgage loan transactions and (iii) an acquisition reserve account to be used to acquire future wireless towers established in connection with our December 2004 mortgage loan and (3) $9.1 million of capital expenditures related to our implementation of new software systems, improvements to our existing communications sites and other general corporate assets. These uses were, in part, offset by proceeds of $1.0 million from the disposals of under-performing sites. Investing activities of $36.2 million in 2003 consisted of (1) our acquisition of 67 towers located in the southeastern United States, (2) our acquisition of fee owned interest and long-term easements under several towers we own where we previously had a leasehold interest, and (3) additions and improvements to our communications sites offset by proceeds from the disposals of under-performing sites.

Net cash flows used in investing activities were $3.9 million for the ten months ended October 31, 2002 and $0.7 million for the two months ended December 31, 2002. During the ten months ended October 31, 2002 and the two months ended December 31, 2002, our investing activities of $3.9 million and $0.7 million, respectively, related almost exclusively to improvements and additions to our communications sites net of proceeds from the disposal of under-performing sites.

Net cash flows provided by financing activities were $361.4 million for 2004 and are primarily related to (1) $418.0 million in borrowings associated with our mortgage loan transaction on February 5, 2004, (2) $293.8 million in borrowings associated with our mortgage loan transaction on December 7, 2004, (3) net cash proceeds of $131.2 million from the initial public offering, (4) proceeds of $15.1 million from the exercise of common stock options and warrants and (5) $187.0 million in borrowings on the previous credit facility. These funds were in part offset by (1) $235.9 million used to repay in full our old credit facility, (2) $215.0 million to repay the outstanding borrowings under our previous credit facility at the time of our initial public offering and in connection with our December 2004 mortgage loan, (3) $6.1 million of principal paid on our February 2004 mortgage loan, (4) $4.2 million of net payments to terminate the interest rate swap used to hedge our February and December 2004 mortgage loans, (5) debt issuance costs of $15.0 million, $5.2 million and $0.7 million related to our February 2004 mortgage loan, December 2004 mortgage loan and our credit facilities, respectively, (6) $0.2 million in payments on capital leases, (7) payments of $58.9 million in ordinary dividends, of which $44.0 million represents a return of capital, and (8) a $142.2 million one-time special distribution to our stockholders which represented a return of capital. Net cash used in financing activities for 2003 of $17.8 million primarily consisted of $44.0 million of principal repayments related to the old credit facility and $28.0 million of borrowings on our credit facility primarily to fund the acquisition of 67 wireless communications towers.

Net cash flows used in financing activities were $22.1 million for the ten months ended October 31, 2002 and $9.6 million for the two months ended December 31, 2002. Net cash flows used in financing activities for the ten months ended October 31, 2002 included proceeds from our reorganization of $205.0 million offset by repayment of $115.0 million of our Senior Notes and Convertible Notes discharged in bankruptcy and $93.0 million in repayments on our old credit facility. Net cash flows used in financing activities for the two months ended December 31, 2002 consisted entirely of repayment of long-term obligations.

Capital expenditures were $9.1 million for 2004 compared to $8.5 million for 2003. The capital expenditures for these two periods primarily consisted of the purchase of tower-related equipment and tower augmentations and improvements which totaled $7.1 million and $6.6 million for 2003 and 2004, respectively. In addition, we capitalized $3.0 million of costs related to our computer systems and software in 2004, of which $1.4 million was financed on a capital lease. Capital expenditures were $9.3 million in the ten months ended October 31, 2002 and $0.8 million in the two months ended December 31, 2002. These capital expenditures primarily consisted of the purchase of tower-related equipment and tower augmentation and improvements.

As of December 31, 2004, we had executed definitive agreements to acquire 27 communications sites and to acquire fee interest or long-term easements under an additional 17 communications towers, for an aggregate purchase price of approximately $11.9 million, including estimated fees and expenses. As of April 29, 2005, we have closed on the acquisition of 24 of the communications sites and on 13 fee-interests or long-term leases for an aggregate purchase price of $9.9 million including estimated fees and expenses. A number of our acquisition agreements provide for additional proceeds to be paid to the sellers for future lease commencements during a certain period, usually one year or less, after the acquisition is completed, or upon the occurrence of a specific event. The amount of this contingent purchase price is not expected to be material. In addition, on February 14, 2005 we entered into the Agreement to Lease discussed above with Sprint. See the section entitled "Business—Sprint Transaction."

We have no material commitments for capital expenditures, other than planned site acquisitions. However, we anticipate we will incur capital expenditures for tower related equipment and tower augmentations and improvements during 2005 comparable on a per tower basis to that which we incurred in 2004. In addition, during 2005, we are finalizing the implementation of our new software systems. We have completed the initial implementation of our PeopleSoft software system for all of our accounting functions including accounts payable, accounts receivable and all internal reporting functions. We are also implementing a separate software system, manageStar, to manage data related to our communications sites, including tenant leases, ground leases and other operational data. For 2004, we have incurred $3.0 million of costs related to these implementations. We have obtained three-year financing for approximately $1.4 million of these costs related to new hardware and software. The remaining costs were paid from cash.

Contractual Commitments

The following tables provide a summary of our material debt, including the related interest payments, lease and other contractual commitments as of and at December 31, 2004.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(dollars in thousands)
Operating Lease Payments	$198,062	$36,335	$57,542	$36,072	$68,113
Asset Retirement Obligations (1)	62,903	1,140	653	896	60,214
February 2004 Mortgage Loan (2)(3)	493,403	28,260	57,084	408,059	—
December 2004 Mortgage Loan (2)(4)	363,287	14,038	27,712	321,537	—
Revolving Credit Facility (5)(2)	—	—	—	—	—
Capital Lease Obligation (2)	1,398	541	857	—	—
Commitments Under Acquisition Purchase Agreements (6)	11,892	11,892	—	—	—
Total contractual cash obligations at December 31, 2004 (7)	$1,130,945	$92,206	$143,848	$766,564	$128,327

(1)	Reflects the future estimated cash payments after giving effect to estimated annual increases of 2.5% in expenses to dismantle our towers discounted at an average annual discount rate of approximately 12.0–13.0%. The liability is recorded in the financial statements at its present value.

(2)	Includes contractual interest for all fixed-rate debt instruments and assumes interest on variable rate instruments at the December 31, 2004 rates.

(3)	The February 2004 mortgage loan has a final maturity date of January 2029. However the loan document imposes material penalties if we fail to repay the February 2004 mortgage loan on or prior to January 2009 (the "Anticipated Repayment Date"). The principal amount of the February 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 5.0%. If the February 2004 mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the February 2004 mortgage loan will increase by a minimum of 5.0% and substantially all of Pinnacle Tower LLC's excess cash flow from operations will be utilized to repay outstanding amounts due under the February 2004 mortgage loan. The actual amount of interest payable after the Anticipated Repayment Date is dependent on the amount of excess cash flow utilized to repay the February 2004 mortgage loan, the interest rate and the outstanding mortgage loan balance. Total contractual interest to be paid on the February 2004 mortgage loan is $20.4 million in the less than 1 year period, $40.0 million in the 1 to 3 year period, $21.1 million in the 4 to 5 year period, assuming repayment of the outstanding balance on the Anticipated Repayment Date. We have assumed the February 2004 mortgage loan is repaid on its Anticipated Repayment Date.

(4)	The principal amount of the December 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 4.74%. The borrowers are required to make monthly payments of interest on the December 2004 mortgage loan until its maturity in December 2009 when the unpaid principal amount will be due. Total contractual interest to be paid on the December 2004 mortgage loan is $14.0 million in the less than 1-year period, $27.7 in the 1 to 3 year period and $27.7 million in the 4 to 5 year period.

(5)	The revolving credit facility is a 364-day facility entered into with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the representatives of the underwriters, by Global Signal OP. As of December 31, 2004, no amounts were outstanding on the revolving credit facility. Amounts available under the revolving credit facility are reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million. On February 9, 2005, we amended and restated our revolving credit facility to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease. The term loan must be repaid on the earlier of (1) the six month anniversary of the funding of the term loans, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, and (3) the date of the closing of the Sprint transaction. Interest on the revolving credit facility is payable at our option of either LIBOR, plus 3.0% or the bank's base rate plus 2.0%.

(6)	Reflects our commitment as of December 31, 2004 under asset purchase agreements to acquire 27 towers from four unrelated sellers and 17 land parcels under our existing towers. All of these acquisitions are expected to close in less than one year.

(7)	As of December 31, 2004, we did not have any material purchase obligations other than obligations under contracts to acquire tower assets, as all of our operational contracts are generally either month-to-month or have mutual cancellation clauses.

The February 2004 Mortgage Loan

Our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC (known as Pinnacle Towers Inc. at the time) and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan payable to a newly formed trust, Global Signal Trust I, made on February 5, 2004, which we refer to as the February 2004 mortgage loan. The trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms that correspond to the February 2004 mortgage loan. The February 2004 mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 of our communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures including our rights under substantially all of our site management agreements, tenant leases (excluding tenant leases for sites referred to in (1) above) and a management agreement with GS Services and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the ownership interests of Pinnacle Towers from its direct parent). Our consolidated financial statements include the February 2004 mortgage loan but do not include the financial statements of the trust.

The principal amount of the February 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 5.0%.

The borrowers are required to make monthly payments of principal and interest on the February 2004 mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the February 2004 mortgage loan on or prior to the monthly payment date in January 2009, including the following: accruing additional interest, requiring all excess cash flow after the payment of principal, interest, reserves and certain operating expenses, as defined to be applied to repay the loan, and at the election of the lender, transferring servicing of the sites to an unrelated third party.

If the debt service coverage ratio, defined in the February 2004 mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that the borrowers will be required to pay over the succeeding twelve months on the February 2004 mortgage loan, as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to us. The funds in the reserve account will not be released to us unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the February 2004 mortgage loan. As of December 31, 2004, the borrowers' debt service coverage ratio was 3.55. The borrowers' future debt service coverage ratio will be affected by their net cash flows which are primarily a result of new and existing leasing activities on the existing communications sites, the existing tenant credit worthiness and lease renewals, and the future expenses we incur to maintain the sites.

The borrowers may not prepay the February 2004 mortgage loan in whole or in part at any time prior to February 5, 2006, the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the communications sites securing the February 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The February 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the February 2004 mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected.

The December 2004 Mortgage Loan

On December 7, 2004, our subsidiary, Pinnacle Towers Acquisition Holdings LLC, and five of its direct and indirect subsidiaries issued a $293.8 million mortgage loan, which we refer to as the December 2004 mortgage loan, to a newly formed trust, Global Signal Trust II. The trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. We have continued to consolidate our subsidiaries, but have not consolidated the Trust in our financial statements. The net proceeds of the December 2004 mortgage loan were used primarily to repay the $181.7 million of then outstanding borrowings under our credit facility and to partially fund a $120.7 million site acquisition reserve account to be used to acquire additional qualifying wireless communications sites over the six-month period following the December 2004 closing. Under our December 2004 mortgage loan, we are required to prepay the loan plus applicable prepayment penalties with funds in our acquisition reserve account to the extent such funds are not used to acquire additional qualifying wireless communications sites during the six month period following the closing of the loan. As of April 29, 2005, the site acquisition reserve account had a balance of $0.6 million.

The principal amount of the December 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 4.74%. The borrowers are required to make monthly payments of interest on the December 2004 mortgage loan until its maturity in December 2009 when the unpaid principal balance will be due. The December 2004 mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in substantially all of their wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the equity interests of Pinnacle Towers Acquisition Holdings LLC from its direct parent, Global Signal Holdings III LLC).

If the debt service coverage ratio, defined in the December 2004 mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period (adjusted to account for new sites) divided by the amount of interest that we will be required to pay over the succeeding twelve months on the December 2004 mortgage loan, as of the end of any calendar quarter falls to 1.30 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to us. The funds in the reserve account will not be released to us unless the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.15 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the December 2004 mortgage loan. As of December 31, 2004, the debt service coverage ratio was 2.18. The borrowers' future debt service coverage ratio will be affected by their net cash flows which are primarily a result of new and existing leasing activities on their existing communications sites, their existing tenant credit worthiness and lease renewals, and the future expenses the borrowers incur to maintain their sites. The December 2004 mortgage loan restricts our ability to incur unsecured indebtedness without confirmation from the rating agencies that such indebtedness will not impact the mortgage loan rating.

We may not prepay the December 2004 mortgage loan in whole or in part at any time prior to December 7, 2006, the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the communications sites securing the December 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the December 2009 monthly payment date, no prepayment consideration is due.

The December 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets.

Revolving Credit Facility

On December 3, 2004, Global Signal OP entered into a 364-day $20.0 million revolving credit facility pursuant to a revolving credit agreement, which we refer to as the Revolving Credit Agreement, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the representatives of the underwriters, to provide funding for working capital and other corporate purposes. Amounts available under the revolving credit facility are reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million. On February 9, 2005, we amended and restated the Revolving Credit Agreement to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease. On April 15, 2005, we amended and restated the Revolving Credit Agreement to provide an additional $25.0 million multi-draw term loan to be used for fees and expenses incurred in connection with the Sprint transaction, and as of April 29, 2005 have borrowed $5.0 million under the multi-draw term loan. The term loans must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, and (3) the date of the closing of the Sprint transaction. Interest on the revolving credit facility is payable at our option of either LIBOR plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the credit facility is payable at our option at either LIBOR plus 1.75% or the bank's base rate plus 0.75%. The Revolving Credit Agreement contains covenants and restrictions standard for a facility of this type including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The limitations on consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0 upon consummation of the bridge financing for the Sprint transaction. The Revolving Credit Agreement is guaranteed by Global Signal, Global Signal GP, LLC and certain subsidiaries of Global Signal OP that are not party to the December and February 2004 mortgage loans. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries and a pledge by us of 65% of our interest in our Canadian subsidiary.

Acquisition Credit Facility

As of April 25, 2005, our wholly owned subsidiary Global Signal Acquisitions entered into a 364-day $200.0 million credit facility, which we refer to as the acquisition credit facility, with Morgan Stanley and Bank of America, N.A. (affiliates of the representatives of the underwriters), to provide funding for the acquisition of additional communications sites. For a more detailed description of the acquisition credit facility, see the above section entitled "—Liquidity and Capital Resources—Acquisition Credit Facility."

Previous Credit Facilities

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Acquisition, then known as Pinnacle Towers Acquisition Inc., to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly owned subsidiary. On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50%, respectively. We extended the maturity date to February 6, 2005, which was further extended to October 1, 2005 upon consummation of our initial public offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of our initial public offering Global Signal OP was no longer required to pledge its ownership interest in Pinnacle Acquisition. Our stockholders' pledge of stock was released and our stockholders were no longer required to guarantee the credit facility. We repaid all outstanding debt under the credit facility with proceeds from our initial public offering. On October 15, 2004, we amended and restated the credit facility to, among other things, increase the commitment by the lenders to $250.0 million, to remove the $5.0 million working capital line and to add Bank of America, N.A. as a lender. The credit facility was secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of Global Signal's 5% equity interest in Global Signal REIT Savings TRS, Inc. (the remaining 95% of the equity having been pledged by Pinnacle Acquisition).

Borrowings under the credit facility were limited based on a borrowing base, which was calculated as 65% of the value of all towers owned, leased or managed by Pinnacle Acquisition or its subsidiaries. Borrowings under the credit facility bore interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.50% per annum. The credit facility contained typical representations and covenants for facilities of this type, including, but not limited to restrictions on our ability to (1) incur consolidated indebtedness in excess of $685.0 million and (2) permit our leverage ratio, defined as the ratio of debt for borrowed money, to consolidated EBITDA, to be greater than 6:1. The credit facility required a commitment fee of $1.25 million which has been paid. We repaid the outstanding borrowings under the credit facility with a portion of the proceeds from our December 2004 mortgage loan and terminated the facility. As a result, we expensed the remaining unamortized deferred financing cost of approximately $0.6 million in December 2004.

Prior to the issuance of the February 2004 mortgage loan in 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries, were party to an amended and restated bank credit facility, which provided a term loan for $275.0 million with outstanding borrowings totaling $235.0 million at December 31, 2003 and a revolving line of credit of $15.0 million with no borrowings outstanding at December 31, 2003. This old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. The amount available under our line of credit was reduced, at our option, from $30.0 million to $15.0 million. Interest on both the term loan and revolving line of credit was charged at our option, at either LIBOR plus 4.5% or our agent bank's base rate plus 3.5%. In addition, we were required to pay a commitment fee of 1.0% per annum in respect of the undrawn portion of the revolving line of credit. In connection with our issuance of the February 2004 mortgage loan, we repaid all outstanding amounts due under the term loan and terminated the old credit facility's line of credit. As a result, we expensed the remaining unamortized deferred financing expenses of approximately $8.4 million in February 2004.

Interest Rate Swap Agreements

On December 11, 2003, in anticipation of the issuance of the February 2004 mortgage loan, Pinnacle Towers LLC entered into a forward-starting interest rate swap agreement with Morgan Stanley as the counterparty to hedge the variability of future interest payments under the anticipated February 2004 mortgage loan. Under the swap agreement, Pinnacle Towers agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on the three month LIBOR on the notional amount for the same five-year period. The swap, effective on December 11, 2003, required us to begin making monthly payments to the counterparty equal to the difference between 3.816% and the then-current three-month LIBOR rate, which was 1.13% on February 5, 2004, on the notional amount of $400.0 million. The swap was terminated in connection with the issuance of the February 2004 mortgage loan at a cost to us of $6.2 million.

On March 26, 2004 and August 27, 2004, in anticipation of acquisitions of additional communications sites and the issuance of the December 2004 mortgage loan, we entered into six forward-starting interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on our anticipated mortgage financing. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.416% on a total notional amount of $200.0 million and 3.84% on a total notional amount of $100.0 million beginning in October 2004 through April 2009 in exchange for receiving the three month LIBOR on the same notional amounts for the same period. Concurrent with the pricing of the December 2004 mortgage loan, we terminated the six interest rate swaps and received a net payment of $2.0 million. Because the $300.0 million total notional value of the six interest rate swaps exceeded the $293.8 million principal amount of the December 2004 mortgage loan, we recognized approximately $40,000 as additional interest expense, related to one of the August 2004 swaps, during the fourth quarter of 2004.

On January 11, 2005, in anticipation of the issuance of a third mortgage loan to finance the acquisition of wireless communications towers we expect to acquire during 2005, we entered into six forward starting interest rate swap agreements with Morgan Stanley as counterparty to hedge the variability of future interest rates on our anticipated mortgage financing. Under the interest rate swaps, we agreed to pay the counterparty a weighted average fixed interest rate of 4.403% on a total notional amount of $300.0 million beginning on various dates between July 29, 2005 and November 30, 2005 through September 2010 in exchange for receiving floating payments based on the three month LIBOR on the same notional amounts for the same period.

On February 2, 2005, in anticipation of the Sprint transaction and the issuance of a mortgage loan as financing, we entered into eight interest rate swap agreements with Bank of America, N.A. as the counterparty to hedge the variability of expected future interest payments. Under the swap agreements, we agreed to pay Bank of America, N.A. a fixed rate of 4.303% on a total notional amount of $750.0 million beginning June 1, 2005 through December 2010 in exchange for receiving floating payments based on the three month LIBOR on the same notional amount for the same period.

On March 21, 2005, in connection with the Sprint transaction and the $850.0 million bridge loan term sheet we executed on March 10, 2005, we entered into additional interest rate swap agreements for a total notional amount of $100.0 million with Bank of America, N.A. as counterparty. This brings the total notional amount of swap agreements related to financing the Sprint transaction to $850.0 million. These swap agreements are in anticipation of the Sprint bridge financing, which is expected to be replaced by a mortgage loan of at least $850.0 million. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.733% on the total notional amount of $100.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory maturity date of March 31, 2006, in exchange for receiving floating payments based on the three-month LIBOR on the same notional amount for the same period.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our consolidated results of operations or financial condition. We have identified the following critical accounting policies that affect the more significant estimates and judgments.

Revenues

Site operations revenues are recognized when earned based on lease and license agreements. Rate increases based on fixed escalation clauses that are included in certain lease and license agreements are recognized on a straight-line basis over the term of the lease or license. Revenues from fees, such as engineering and site inspection fees, are recognized upon delivery of the related products and services to the customer.

A portion of the revenue we generate is related to the management of wireless communications towers and sites on rooftops owned by third parties. Under most of the site management agreements, we lease space from the third party under an operating lease and we then sublease that space or a portion of that space to our tenants. We recognize these tenant revenues on a gross basis. For 21 of our managed sites, we earn a fee based on a percentage of the gross revenues derived from the rooftop site subject to the agreement and we recognize these fee revenues when earned on a net basis.

We evaluate our revenues based on the criteria of SAB 104, Revenue Recognition in Financial Statements, which allows us to only recognize revenues if collectability is reasonably assured at the time of sale. In instances where collectability is not reasonably assured, we recognize revenues as cash is collected.

Lease Accounting

As a part of our accounting for ground leases and other subleased sites, we must evaluate various facts and circumstances that would lead us to conclude that we have "reasonable assurance" that we would renew these leases. In determining whether we have reasonable assurance, we consider the contractual renewal periods available to us, and whether we would incur an economic detriment (such as having to impair an asset) or forego an economic benefit (such as foregoing tenant lease revenue, when we have provided a tenant with renewal options on our tower). These evaluations are made when we enter into the leases or assume a lease, such as when we acquire a tower asset on leased land, and hence require judgments and estimates that may not transpire as expected.

Allowance for Uncollectible Accounts

We evaluate the collectability of our accounts receivable and our straight-line receivable resulting under SFAS No. 13, Accounting for Leases, based on a combination of factors. In circumstances where we are aware that a specific customer's ability to meet its financial obligations to us is in question (for example, bankruptcy filings, default status of their account), we record a specific allowance against amounts due to reduce the net recognized receivable and related income from the customer to the amount we reasonably believe to be collectible. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance based on a review of the aging of customer balances, industry experience and the current economic environment. If circumstances change (for example, higher than expected defaults or an unexpected material adverse change in one or more significant customers' ability to meet their financial obligations to us), our estimates of recoverability of amounts due us could be reduced by a material amount.

Property and Equipment

Property and equipment built, purchased, leased or licensed under long-term leasehold or license agreements are recorded at cost less impairment losses, if any, and depreciated over their estimated useful lives or in the case of assets located on leased land, the shorter of the useful life or the ground lease term including all renewal options we control. Those assets owned at November 1, 2002 were revalued and recorded at reorganization value, which approximated fair value at that date, in accordance with fresh start accounting. We capitalize expenses incurred in bringing property and equipment to an operational state. Expenses clearly associated with the acquisition, development and construction of property and equipment are capitalized as a cost of the assets. Indirect expenses that relate to several assets are capitalized and allocated to the assets to which the expenses relate. Indirect expenses that do not clearly relate to projects under development or construction are charged to expense as incurred. Depreciation on towers is computed using the straight-line method over the estimated useful lives of 13 years for towers owned at November 1, 2002 and 15 to 16 years for towers built or acquired after that date. With regard to towers and other property and equipment located on leased land, the depreciable life is the shorter of their estimated useful lives or the ground lease term including all renewal options we control. Depreciation on property and equipment excluding towers is computed using the straight-line method over the estimated useful lives of the assets ranging from three to forty years.

In connection with the adoption of fresh start accounting on November 1, 2002, we re-established, for financial reporting purposes, the remaining estimated useful lives for tower assets owned at November 1, 2002, to 13 years. In addition, during the year ended December 31, 2004, we obtained third party appraisals of certain tower assets acquired and as a result established lives of 15 to 16 years for these newly acquired tower assets. Other than the change in depreciable lives of tower assets owned at November 1, 2002, for the years ended December 31, 2004 and 2003, two months ended December 31, 2002 and ten months ended October 31, 2002 no significant changes were made to the depreciable lives applied to operating assets, the underlying assumptions related to estimates of depreciation, or the methodology applied. If the estimated lives of all assets being depreciated were increased by one year, the consolidated depreciation expense would have decreased by approximately $3.1 million, or 8.5%, for 2004. If the estimated lives of all assets being depreciated were decreased by one year, the consolidated depreciation expense would have increased by approximately $3.2 million, or 9.0%, for 2004.

Intangible Assets

Intangible assets post reorganization include goodwill, lease absorption value, leasehold interest and lease origination value recognized in accordance with fresh start accounting and at the time of acquisitions arising after our adoption of SFAS No. 141.

Goodwill represents the aggregate purchase price of business acquisitions in excess of the fair value of the acquisitions. Negative goodwill is allocated to tangible and intangible assets on a pro rata basis. Goodwill will be evaluated for impairment on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2004, we had recorded approximately $9.8 million in goodwill related to our acquisitions of GoldenState Towers LLC, or GoldenState, during the fourth quarter of 2004.

Lease absorption value, which was also recorded in connection with our adoption of fresh start accounting and other acquisitions, represents the value attributable to in-place leases. This intangible represents the lease rentals which we would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of our fresh start accounting or business combinations. In connection with our fresh start accounting we recorded lease absorption value at $127.3 million and $50.7 million in connection with the acquisitions made since December 2003. The lease absorption value is being amortized over the remaining contractual term of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with the in-place leases and their expected renewals. We evaluate our lease absorption value for impairment when indicators of impairment arise by determining the ability of the in-place leases at the time lease absorption value was established to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If lease absorption value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease absorption value being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $0.2 million or 1.7%, for 2004. If the estimated lives of the lease absorption value being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $0.3 million, or 2.2%, for 2004.

Leasehold interests represent our interest as a tenant in various rooftops and other leased telecommunications sites and is stated at cost except those existing at November 1, 2002, which was revalued in accordance with fresh start accounting. Leasehold interests are amortized over four years, using the straight line method. We evaluate our leasehold interest for impairment as indicators of impairment arise by determining the ability of the leasehold interests to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If leasehold interests are determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the leasehold interests being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $0.8 million or 18.5%, for 2004. If the estimated lives of the leasehold interests being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $1.4 million, or 33.0%, for 2004.

Lease origination value was recorded as an intangible asset in connection with our adoption of fresh start accounting and represents the value associated with the "cost avoidance" of acquiring an in-place lease. Fair value of this intangible was determined based on our estimate of the incremental cost (primarily sales commissions) to replace all leases with greater than three years remaining on the current term. This intangible was valued at $2.7 million in connection with our fresh start accounting and $2.3 million in connection with the acquisitions made since December 2003 and is being amortized over the remaining contractual lease terms and expected renewals. Similar expenses incurred prior to and subsequent to fresh start accounting are expensed because the amounts have been immaterial to our operations. We evaluate our lease origination value for impairment as indicators of impairment arise by determining the ability of the assets acquired to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. If lease origination value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease origination value being amortized were increased or decreased by one year, the consolidated amortization expense would have changed by an immaterial amount for 2004.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives is evaluated using the guidance provided by SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Goodwill is evaluated for impairment using the guidance provided by SFAS No. 142, Goodwill and Other Intangible Assets, at least annually or more often if indicators of impairment arise.

Asset Retirement Obligation

Effective with our emergence from Chapter 11, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement expenses and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites in connection with our fresh start accounting and $1.3 million in connection with the acquisitions made since December 1, 2003, using discounted cash flows of expected dismantling expenses. We used a discount factor of 13% in connection with our fresh start accounting and a rate of 12% for subsequent additions and an annual cost increase factor of 2.5%. If our estimates regarding the future cost to dismantle these sites had increased by 10% the original liability recorded would have increased by $0.6 million or 10.1%.

Our original asset retirement obligation of $5.3 million was increased by accretion expense of $0.2 million in the two months ended December 31, 2002 resulting in a balance at December 31, 2002 of $5.5 million. During 2003 we recorded an additional asset retirement obligation of $0.1 million in connection with our purchase of 67 telecommunication tower assets as well as accretion expense of $0.4 million. In 2003 we revised our estimate of dismantling costs and reduced the obligation and the tower assets by $1.3 million. The asset retirement obligation balance at December 31, 2003 was $4.7 million. During 2004 we recorded additional asset retirement obligations of $1.2 million in connection with our acquisitions as well as an accretion expense of $0.5 million. The asset retirement obligation balance at December 31, 2004 is $6.4 million.

Stock-Based Compensation Expense

When we grant stock options to employees, we are required to compare the fair value of the stock to the exercise price on the date of grant to determine if compensation expense must be recognized. We also provide pro forma disclosures reflecting the impact of employee stock options using the fair value method, rather than the intrinsic value method. We use the Black-Scholes method to calculate this pro forma impact. When we grant stock options to non-employees for services, we measure the compensation expense related to those options at their vesting date using the Black-Scholes method, and recognize the expense for options with graded vesting using the accelerated method over the service period. Prior to the vesting date, the expense is recognized based on the fair value of the options at the end of each financial reporting period, also using the Black-Scholes method. The Black-Scholes method requires us to use assumptions related to the fair value of our stock, the expected life of the options, volatility, the risk-free interest rate and the dividend yield.

When we grant restricted stock awards to employees, we measure the compensation expense related to the grant at the date of the grant and recognize the expense for options with graded vesting using the accelerated method over the vesting period.

Derivatives

We periodically enter into interest rate swaps to effectively fix the variable-interest rates of certain of our debt instruments or to fix certain variables which will be used to price anticipated debt instruments, and must recognize these derivatives at their fair value on our balance sheet. While we generally obtain this fair value information from the counterparty, this valuation includes certain assumptions about market conditions. In addition, for the anticipated transactions, we must continually evaluate the probability that the transaction will occur as anticipated and on the anticipated timeline. If an anticipated transaction is no longer probable, then we would cease to qualify for hedge accounting. The judgment of probability is significant and has a high degree of uncertainty.

Income Taxes

We review our deferred tax assets on a regular basis to evaluate their recoverability based on projections of the turnaround timing of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carry-forwards. Unless it is "more likely than not" that we will recover such assets through the above means, we establish a valuation allowance. If our projections of tax turnarounds and future taxable income, or our tax planning strategies change, we may be required to increase our valuation allowance to reduce the deferred tax assets.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46 are effective in fiscal periods ending after December 31, 2003. The provisions of FIN No. 46 are effective immediately for all arrangements entered into with new variable interest entities created after January 31, 2003. We do not believe we have any investments in variable interest entities as of December 31, 2004 that would require a change in our consolidation policy, and thus do not expect the impact of FIN No. 46 to be material to our financial statements at this time. While we do not currently expect to enter into any types of VIE arrangements, if we did so the impact could be material.

In December 2004, the FASB issued its SFAS No. 123(R) Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the new pronouncement is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The pronouncement is effective for us as of January 1, 2006. As of the required effective date, we will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date, based on the grant date fair value of those awards calculated under SFAS No. 123. We have not yet determined the effect of the new standard on our financial statements.

Inflation

Some of our expenses, such as those for tower operating expenses, wages and benefits, generally increase with inflation. In addition, many of our tenant leases and ground leases contain fixed escalations or escalations based on the change in the Consumer Price Index. However, we do not believe that our financial results have been, or are likely to be, adversely affected by inflation in a material way.

Non-GAAP Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as net income before interest, income tax expense (benefit), depreciation, amortization, and accretion, non-cash stock based compensation expense and gain or losses on the extinguishment of debt. Adjusted EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or "GAAP."

We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	it is one of the primary measures used by our management to evaluate the economic productivity of our operations, including the efficiency of our employees and the profitability associated with their performance, the realization of contract revenues under our tenant leases, our ability to obtain and maintain our customers and our ability to operate our leasing business effectively;

•	it is widely used in the wireless tower industry to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

Our management uses Adjusted EBITDA:

•	in presentations to our board of directors to enable it to have the same measurement of operating performance used by management;

•	for planning purposes, including the preparation of our annual operating budget;

•	for compensation purposes, including as the basis for annual incentive bonuses for certain employees;

•	as a valuation measure in strategic analyses in connection with the purchase and sale of assets;

•	with respect to compliance with our prior credit facility that we repaid with a portion of the net proceeds of the December 2004 mortgage loan, which required us to maintain certain financial ratios based on Consolidated EBITDA, which is equivalent to Adjusted EBITDA except that Consolidated EBITDA (i) annualizes the Adjusted EBITDA contribution from newly acquired towers until such towers have been owned for twelve months and (ii) excludes asset impairment charges, gains or losses on foreign currency exchange and certain other non-cash charges; we expect any future credit facilities we obtain to contain similar financial ratios based on Consolidated EBITDA; and

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

There are material limitations to using a measure such as Adjusted EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP.

The table below shows Adjusted EBITDA for the ten months ended October 31, 2002, for the predecessor company and the two months ended December 31, 2002, and the years ended December 31, 2003 and 2004 for the successor company:

	Predecessor Company	Successor Company			Pro Forma As Adjusted Year Ended December 31, 2004
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
		(thousands of dollars)
Net income	$256,172	$(996)	$13,161	$6,872	$(66,079)
Depreciation, amortization and accretion	76,956	10,165	47,173	54,370	155,036
Interest, net	45,720	4,041	20,477	27,529	95,464
Income tax expense (benefit)	(5,195)	19	(665)	341	341
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018	9,018
Non-cash stock based compensation	—	—	1,479	4,235	4,235
Adjusted EBITDA	$(31,185)	$13,229	$81,625	$102,365	$198,015

Adjusted Funds From Operations

We believe Adjusted Funds From Operations, or AFFO, is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. AFFO, for our purposes, represents net income available for stockholders (computed in accordance with GAAP, excluding gains (or losses) on the disposition of real estate assets and real estate depreciation, amortization and accretion and non-cash stock based compensation expense).

AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. Our management uses AFFO:

•	in management reports given to our board of directors;

•	to provide a measure of our REIT operating performance that can be compared to other companies using AFFO; and

•	as an important supplemental measure of operating performance.

Adjusted Funds From Operations is calculated as follows for the ten months ended October 31, 2002, for the predecessor company and the two months ended December 31, 2002 and the years ended December 31, 2003 and 2004 for the successor company:

	Predecessor Company	Successor Company			Pro Forma As Adjusted Year Ended December 31, 2004
	Ten Months Ended October 31, 2003	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
		(thousands of dollars)
Net income	$256,172	$(996)	$13,161	$6,872	$(66,079)
Real estate depreciation, amortization and accretion	75,613	8,993	44,764	52,286	152,952
(Gain) loss on sale of properties	176	2	726	(631)	(631)
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018	9,018
Non-cash stock based compensation	—	—	1,479	4,235	4,235
Adjusted funds from operations	$(72,877)	$7,999	$60,130	$71,780	$99,495

Interest Rate Risk

We are exposed to market risks from changes in interest rates charged on our credit facilities used to finance acquired communication sites on an interim basis. The impact on our earnings and the value of our long-term debt is subject to change as a result of movements in market rates and prices. As of December 31, 2004, we had $706.9 million in long-term fixed rate debt and no variable rate debt. As of December 31, 2004, the total fixed rate debt outstanding had a weighted average interest rate of 4.9%.

The following table presents the future principal payment obligations and weighted-average interest rates at December 31, 2004, associated with our existing long-term debt instruments, using our actual level of long-term indebtedness of $1.2 million under capital leases, $411.9 million under our February 2004 mortgage loan, and $293.8 million under our December 2004 mortgage loan.

	Weighted Average Interest Rate	Expected Maturity Date — Year Ended December 31,
		Total	2005	2006	2007	2008	2009	Thereafter
		(thousands of dollars)
February 2004 mortgage loan	5.0%	$411,909	$7,823	$8,305	$8,817	$9,361	$377,603	$—
December 2004 mortgage loan	4.7%	293,825	—	—	—	—	293,825	—
Capital lease obligation	10.3%	1,186	445	492	249	—	—	—
Total debt		$706,920	$8,268	$8,797	$9,066	$9,361	$671,428	$—

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries' operating revenues and expenses, primarily in the United Kingdom and Canada, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations.

INDUSTRY

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	increasing wireless data usage;

o	customer demand for high network quality and coverage;

o	new wireless technologies, devices and applications; and

o	significant investments by wireless telephony service providers in their networks to increase coverage, quality and accommodate new technologies.

•	High Operating Leverage. Operating expenses associated with adding incremental wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, wireless towers require minimal annual capital investments to maintain. During the year ended December 31, 2004, our average capital expenditure for the maintenance of our owned towers was less than $1,250 per tower.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long-term tenants that enter into multi year leases and renew them.

•	Large and Fragmented Industry. There are over 100,000 wireless communications towers in the United States with over 45,000 towers owned by small tower operators and individuals and over 17,000 towers owned by wireless telephony service providers, which provides significant acquisitions opportunities.

Industry Overview

Like many other real estate businesses, the wireless communications site business is characterized by a relatively stable cash flow stream that is generated from tenant leases, a fixed cost base with additional leases providing high operating leverage and requiring minimal annual capital investments to maintain existing communications sites. Typically, telephony wireless tenants enter into three to five year leases with three to five renewal options of similar duration at the option of the tenant. The leases usually include annual rental rate increases, or escalators, of three to five percent. A tower can accommodate anywhere from one to 30 tenants or more, depending on the size and strength of the tower and the type of equipment that each tenant needs to install. Typically, however, the average tower will accommodate three to six telephony tenants.

The direct expenses associated with operating the tower consist of ground lease rent, property insurance, utilities, property taxes and site maintenance and monitoring expenses. Most ground leases consist of an initial five to ten year term with multiple five to ten year renewal terms and often provide for annual escalators similar to those in the tenant leases. The magnitude of the other direct expenses associated with operating the tower vary from site to site depending on the taxing jurisdiction and the height and age of the tower but typically do not make up a large percentage of total operating expenses. The ongoing maintenance requirements are typically minimal and include replacing lighting systems, maintaining common shelters, maintaining heating, ventilation and cooling systems in the common shelters, painting a tower or upgrading or repairing an access road or fencing.

Given the fixed nature of the direct expenses of a single tower, there is significant operating leverage in the economic model through the addition of multiple tenants to a single tower. For example, on a single hypothetical tower with one tenant paying approximately $18,000 per year in rent to lease site space, and annual operating expenses of approximately $12,000, which is the approximate average direct operating expenses for a telephony site with a ground lease, the gross margin would be $6,000, or 33%. If a second tenant is added to the tower, there would be an additional approximately $18,000 of annual revenues and minimal additional operating expenses (assume $1,000), providing for a gross margin of approximately $23,000, or 64%, or almost twice the gross profit margin with only one tenant.

Wireless communications service providers tend to invest significant amounts of capital in their network design and the purchase and installation of their base station equipment and therefore have difficulty moving their equipment to another competitive tower without altering their network architecture and incurring significant relocation expenses. In some cases, a customer can invest as much as $250,000 in the equipment and its installation at a communications tower site and often that equipment is optimized for a specific location. If a customer decides to move its equipment and switch site providers, it will have to invest additional capital which could be as much as $75,000 to redeploy equipment to another tower site. Given the significant expense in modifying wireless network architecture, relative to the monthly rental payments, customers infrequently move their equipment to another tower site.

The significant capital and regulatory requirements involved in developing and obtaining permits for a communications tower provide important competitive barriers to entry. The cost of constructing a new tower can range from $175,000 to $250,000 or more, depending on several variables including the height and various zoning and permitting expenses. In many jurisdictions, the local zoning requirements make it difficult to get permission to build a new tower. Furthermore, once a tower has been permitted and constructed, the local authorities often require that potential new wireless tenants attempt to locate on existing towers prior to permitting the construction of a new tower. As a result, it is often administratively difficult and usually not economically worthwhile to build a competitive tower close to another operator's tower site.

Existing Towers

In general, wireless communications towers are vertical metal structures of three types: guyed towers, lattice towers and monopole towers.

•	Guyed towers generally range in height between 200 and 2,000 feet and are supported by cables attached at different levels on the tower that run to anchor foundations in the ground. Guyed towers typically have the capacity to accommodate wireless communications equipment for up to 30 tenants or more, depending on their design.

•	Lattice towers generally range in height between 150 and 400 feet and are self-supporting with three or four legs that taper up from the bottom and join either at the top of the tower or at a lower location from which a fully vertical extension rises. They typically have the capacity to accommodate wireless communications equipment for up to 12 tenants, depending on their design.

•	Monopole towers generally range in height between 50 and 200 feet and are self-supporting vertical tubular structures that are lighter than other tower types and typically have the capacity to accommodate wireless communications equipment for up to five tenants, depending on their design.

Wireless communications equipment may also be placed on building rooftops or other structures. Rooftop sites are common in urban areas where tall buildings are available and zoning restrictions render tower construction difficult, and where multiple communications sites are required because of relatively higher volume and density of wireless traffic. The types of technology and number of tenants that may be accommodated at any particular rooftop depend on the construction and height of the building, the area of its rooftop available for use and the types of wireless communications equipment that tenants seek to deploy.

Market Demand

The key demand drivers for additional tenants locating on existing sites and new tower sites are (1) the growth in wireless communication services including the deployment of new technologies and (2) the growth in the number of new wireless subscribers and the volume of their use of the wireless technology. There are numerous distinct wireless technologies in broad use today and we believe that the number of wireless communication technologies that can be deployed on communications towers will increase over time.

Because of the continuing growth in the number of wireless telephony subscribers and the minutes each subscriber uses, we have seen, and expect to continue to see over the next several years, a higher percentage of growth coming from telephony customers.

Increasing subscriber demand is driving the current expansion of telephony service providers' transmission networks. According to independent industry analysts, the number of wireless subscribers in the United States grew from 61 million in June 1998 to 182 million as of December 2004, or a compound annual growth rate of more than 18% per year. This number is projected by some industry analysts to grow to over 200 million by the end of 2008.

Furthermore, we believe that the introduction of wireless number portability, which allows wireless subscribers to change local carriers without having to change their mobile number, has increased the pressure on the major carriers to provide higher quality network service and improved coverage to combat customer churn. In addition, the FCC's rules requiring wireline to wireless number portability in all areas of the U.S. may allow the wireless carriers to expand their market base and continue to grow the number of their subscribers.

BUSINESS

Business Overview

Global Signal, formerly known as Pinnacle Holdings Inc., is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. On June 2, 2004, we completed our initial public offering through the issuance of 8,050,000 shares of our common stock at $18.00 per share of common stock. On February 14, 2005, we, Sprint, and certain Sprint subsidiaries entered into an agreement to lease or otherwise operate over 6,600 wireless communications tower sites and the related towers and assets. The consummation of the Sprint transaction will substantially increase the size and scope of our operations.

Our strategy is to grow our Adjusted EBITDA and Adjusted Funds From Operations (1) organically by adding additional tenants to our towers, (2) by acquiring towers with existing telephony tenants in locations where we believe there are opportunities for organic growth and (3) by financing these newly acquired towers, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the issuance of mortgage-backed securities. Through this strategy, we seek to increase our dividend per share over time. We are organized as a real estate investment trust, or REIT, and as such are required to distribute at least 90% of our taxable income to our stockholders. We paid a dividend of $0.40 per share of our common stock for the quarter ended December 31, 2004 which is a 28.0% increase over the dividend we paid for the quarter ended December 31, 2003. In addition, on March 30, 2005, our board of directors declared a dividend of $0.40 per share of our common stock for the three months ended March 31, 2005, which was paid on April 21, 2005 to stockholders of record as of April 11, 2005.

For the years ended December 31, 2003 and 2004, substantially all of our revenues came from our ownership, leasing and management of communications towers and other communications sites. Although we have communications sites located throughout the United States, Canada and the United Kingdom, our communications sites are primarily located in the southeastern and mid-Atlantic regions of the United States. As of December 31, 2004, we owned 2,988 towers and 265 other communications sites. We own in fee or have long-term easements on the land under 915 of these towers and we lease the land under 2,073 of these towers. In addition, as of December 31, 2004, we managed 807 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. As of December 31, 2004, we owned or managed a total of 4,060 communications sites. On a pro forma basis for the Sprint transaction and the Triton and ForeSite 2005 acquisitions, as of December 31, 2004, we would own, manage or lease, over 11,000 communications sites and we would be the third largest wireless communications tower operator based on number of towers owned, managed or leased.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2004, we had an aggregate of more than 15,000 leases on our communications sites with over 2,000 customers. The average number of tenants on our owned towers, as of December 31, 2004, was 4.1, which included an average of 1.6 wireless telephony tenants. The percentage of our revenues from wireless telephony tenants has increased from 41.0% of our total revenues for the month of December 2003 to 51.1% of our total revenues for the month of December 2004.

For the years ended December 31, 2003 and 2004, we generated:

	2003	2004
	($ in millions)
Revenues	$166.7	$182.9
Net income	$13.2	$6.9
Adjusted EBITDA(1)	$81.6	$102.4
Adjusted Funds from Operations(1)	$60.1	$71.8

(1)	Adjusted EBITDA and Adjusted Funds From Operations, or AFFO, are non-GAAP financial measures we use in evaluating our performance. See "Summary Consolidated Financial Information" for a reconciliation of these measures to net income and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a detailed description of why we believe such measures are useful.

Growth Strategy

Our objective is to increase our Adjusted EBITDA, AFFO and our dividend per share of our common stock. Key elements of our strategy to achieve this objective include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites. On a pro forma basis for the Sprint transaction and the Triton and ForeSite 2005 acquisitions, as of December 31, 2004, we would own, manage or lease, over 11,000 communications sites and we would be the third largest wireless communications tower operator based on number of towers owned, managed or leased.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. We plan to purchase or selectively develop towers in locations where we believe there is, or will be, significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition efforts on towers that already have an existing telephony tenant, or in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants. We believe that telephony tenants provide a relatively stable revenue stream and that there is a high likelihood of lease renewals by multiple tenants. Since 1998, we have experienced average annualized churn as a result of non-renewal and other lease terminations from our telephony tenants of less than 1% of annualized telephony revenues.

•	Maintain an Efficient Capital Structure. We believe that our low-cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using equity issuances combined with low-cost fixed-rate debt obtained through the periodic issuance of mortgage-backed securities. Prior to issuing mortgage-backed securities, our strategy is to finance communications sites we acquire on a short-term basis through credit facilities we expect to obtain on terms similar to the credit facility we repaid with a portion of the net proceeds from our December 2004 mortgage loan.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to meet their network needs.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development, including engineering, initial land acquisition, zoning and construction. We believe that by outsourcing, we avoid most of the high overhead and risks associated with providing these services.

Our Strengths

•	High Quality Communications Sites with Diversified and Relatively Stable Cash Flows. As of December 31, 2004, we owned or managed 4,060 communications sites, including 2,988 owned towers. Our diversified customer base, which includes over 2,000 customers with over 15,000 leases, has historically provided us with a relatively stable cash flow stream. Our tenants include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters.

•	Efficient and Well-Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. Our organizational structure, sales force, business processes and systems are oriented towards improving customer service and adding new tenants. For example, we have recently implemented new computer systems to manage our communications sites, tenant and ground leases, and to handle our accounting and billing functions. In addition, we recently implemented a digital library that provides us with easy access to our key records and allows us to rapidly respond to customer requests and to deploy new tenants on our sites.

•	Experienced Management Team. We have an experienced management team that is highly focused on growing our business. Our management team owns, and is incentivized with options to acquire, a total of approximately 4.4% of our common stock on a fully diluted basis, as of December 31, 2004.

•	Tax-Efficient REIT Status. We are organized as a REIT, which enables us to reduce our corporate-level income taxes by making dividend distributions to our stockholders and to pass our capital gains through to our stockholders in the form of capital gains dividends.

Communications Sites

As of December 31, 2004, we owned or managed a total of 4,060 wireless communications towers, rooftops and other communications sites. As of December 31, 2004, on a pro forma basis for the Sprint transaction and the Triton and ForeSite 2005 acquisitions, we would own, manage, or lease over 11,000 communications sites and we would be the third largest wireless communications tower operator based on the number of towers owned, managed or leased. The average number of tenants on all of our towers, rooftops and land sites as of December 31, 2004 is 3.9. No single communications site accounted for more than 1% of the gross margin for the year ended December 31, 2004. We routinely review and dispose of sites which generate negative cash flows and for which the growth prospects are not compatible with our strategy. During 2003 and 2004, we disposed of 134 sites and 81 sites, respectively, of which 125 and 65, respectively, were managed sites.

The following table outlines the number and type of our communications sites and the number of tenant leases as of December 31, 2004, as well as the relative contribution to our revenues and gross margin for the year ended December 31, 2004:

Type of Communications Sites

	As of December 31, 2004		For the Year Ended December 31, 2004
Type of Communications Sites	Number of Communications Sites	Number of Tenant Leases	Aggregate Revenues	Percentage of Total Revenues	Gross Margin	Percentage of Total Gross Margin
	(dollars in thousands)
Owned
Towers
Guyed	1,574	7,071	$83,216	45.5%	$63,698	50.8%
Lattice	895	3,865	48,893	26.7	36,896	29.4
Monopole	519	1,340	14,662	8.0	11,171	8.9
Total	2,988	12,276	146,771	80.2	111,765	89.1
Other communications sites
Land	242	242	2,304	1.3	2,202	1.8
Rooftop	23	113	1,298	0.7	909	0.7
Total	265	355	3,602	2.0	3,111	2.5
Owned sub-total	3,253	12,631	150,373	82.2	114,876	91.6
Managed
Towers
Guyed	222	817	7,167	3.9	2,398	1.9
Lattice	210	613	5,881	3.2	2,180	1.7
Monopole	19	58	547	0.4	224	0.2
Total	446	1,488	13,596	7.5	4,802	3.8
Other communications sites
Land	23	33	382	0.2	152	0.1
Rooftop	333	1,610	18,514	10.1	5,573	4.5
Total	356	1,643	18,896	10.3	5,725	4.6
Managed sub-total	807	3,131	32,492	17.8	10,527	8.4
Total	4,060	15,762	$182,865	100.0%	$125,403	100.0%

We further classify our communications sites into core owned telephony sites, defined as those sites that have or have at one point had a telephony tenant, acquired sites, defined as those sites we have acquired since December 1, 2003, non-telephony sites, defined as those owned sites that have never had a telephony tenant, and managed sites. The table below sets forth the revenues and gross profit for our core owned telephony sites, acquired sites, non-telephony sites and managed sites for the year ended December 31, 2003 and 2004:

	No. of Communication Sites as of December 31, 2004	For the Year Ended December 31,
		2003		2004		Variance
		$	% of Total	$	% of Total	$	% Change
				(dollars in thousands)
Revenues
Core owned telephony communications sites prior to December 2003(1)	1,508	$107,382	64.3%	$115,217	63.0%	$7,835	7.3%
Acquired communications sites since December 2003	928	240	0.1	11,347	6.2	11,107	nm
Non-telephony communications sites	873	24,322	14.6	23,948	13.1	(374)	(1.5)
Managed communications sites	751	34,726	21.0	32,353	17.7	(2,374)	(6.8)
Total	4,060	$166,670	100.0%	$182,865	100.0%	$16,194	9.7%
Gross Profit
Core owned telephony communications sites prior to December 2003(1)		$82,491	74.9%	$90,995	72.6%	$8,504	10.3%
Acquired communications sites since December 2003		151	0.1	8,114	6.5	7,963	nm
Non-telephony communications sites		15,587	14.2	15,837	12.6	249	1.6
Managed communications sites		11,869	10.8	10,457	8.3	(1,412)	(11.9)
Total		$110,098	100.0%	$125,403	100.0%	$15,304	13.9%

(1)	Our acquisition program began in December 2003.

Since the beginning of our acquisition program on December 1, 2003, through April 29, 2005, we have acquired 1,197 communications sites for an aggregate purchase price of approximately $459.8 million, including fees and expenses. In addition, during this time, we invested an additional $9.5 million, including fees and expenses, to acquire a fee interest or long-term easement under 94 wireless communications towers where we previously had a leasehold interest. As of April 29, 2005, including the Triton, we had definitive agreements to acquire an additional 183 communications sites and to acquire fee interest or long-term easements under an additional 11 communications towers, for an aggregate purchase price of approximately $63.2 million, including estimated fees and expenses. In addition, as of April 29, 2005, we also had non-binding letters of intent with other parties to purchase an additional 31 towers for approximately $20.9 million, including estimated fees and expenses. The ForeSite 2005 acquisition closed on April 29, 2005 and was funded from our site acquisition reserve account and from borrowings under the acquisition credit facility. We are in the process of performing due diligence on these towers and seek to negotiate definitive agreements.

We believe the towers we acquired and have contracted to acquire are in locations where there are opportunities for organic growth and that these towers generally have significant additional capacity to accommodate new tenants. The above pending acquisitions are subject to customary closing conditions for real estate transactions of this type and may not be successfully completed.

During the first quarter of 2005, we were in the process of performing due diligence on these towers and were seeking to negotiate definitive agreements or closing on such transactions. We believe the towers we acquired and have contracted to acquire are in locations where there are opportunities for organic growth and that these towers generally have significant additional capacity to accommodate new tenants.

Capacity is not usually a limiting factor on our leasing of space, as we can usually augment a tower to accommodate additional tenants. On occasions, we are unable to modify a tower to satisfy a prospective tenant's timing requirements.

As of December 31, 2004, we owned in fee or had long-term easements on the land under 915 of our owned towers and 255 of our other communications sites. For the land that we do not own or hold in easement, the average remaining life on the ground leases, including our options to renew, was 24.4 years. Generally, our ground leases terminate upon the occurrence of an event of default under the terms of the lease, by our written notice prior to a lease renewal, or by the terms of the lease which may set a maximum number of renewals. For the years ended December 31, 2003 and 2004, we incurred $13.7 million and $14.9 million, respectively, in rent expense for our ground leases for an average annual lease payment of $10,372 for the year ended December 31, 2003 and $7,179 for the year ended December 31, 2004 based on 1,319 and 2,083 ground leases at December 31, 2003 and December 31, 2004, respectively. The lower rate per site at December 31, 2004 was due in part to the 688 communications sites acquired during the fourth quarter ended December 31, 2004. Rent payments are generally payable on a monthly or annual basis during the term of the lease. We often have the right to sublease or assign ground leases, and to grant licenses to use the leased communications sites. We are generally responsible for the indemnification of the landlord, and the payment of real estate taxes, general liability insurance and ordinary maintenance costs at the leased sites. Under the terms of the ground leases, we periodically also have the right of first refusal to purchase the leased property when the landlord receives a third party offer to purchase. The table below indicates our interest in the real property underlying our towers and other communications sites at December 31, 2004 for each classification of real property interest and therefore excludes the 807 managed sites:

Real Property Interest Classification for Owned Communications Sites

Real Property Interest Classification	No. of Towers	No. of Other Communications Sites	Total No. of Communications Sites
Fee owned	704	191	895
Ground lease	2,073	10	2,083
Easement	211	64	275
Total	2,988	265	3,253

During the years ended December 31, 2003 and 2004, we expensed $1.5 million in real estate taxes in each year and $3.0 million in personal property taxes in each year for an annual total of $4.5 million in real estate and property taxes, or an average of $1,937 per site for the year ended December 31, 2003 and approximately $1,501 per site for the year ended December 31, 2004 based on 2,280 and 2,988 owned towers at December 31, 2003 and December 31, 2004, respectively. The lower rate per site at December 31, 2004 was due in part to the 688 communications sites acquired during the fourth quarter ended December 31, 2004 for which we incurred only small amounts of tax for the partial period of ownership. We hold real and tangible property in over 3,000 jurisdictions in the United States, Canada and the United Kingdom. Property tax assessment methodologies and rates vary widely throughout the various taxing jurisdictions.

As of December 31, 2004, we owned or managed a total of 4,060 communications sites, including 3,751 located in the United States, 176 located in Canada, and 133 located in the United Kingdom. Our towers and other communications sites are geographically diversified. The table below represents the concentrations of our owned or managed communications sites at December 31, 2004:

Geographic Concentrations

State	Total Number of Communications Sites
Florida	369
Georgia	338
Texas	291
California	226
Alabama	225
Tennessee	211
South Carolina	175
Louisiana	164
Indiana	144
North Carolina	141
Other	1,776
Total	4,060

Tenant Leases

As of December 31, 2004, we had over 15,000 tenant leases with over 2,000 different customers. The average length of our tenant leases excluding renewal options is approximately 5.3 years and the average remaining life from December 31, 2004 until the next renewal is approximately 2.9 years. The following table sets forth information related to expirations of our tenant leases as of December 31, 2004:

Tenant Lease Expiration

Year of Expiration	Number of Tenant Leases	Aggregate Annualized December 2004 Revenues
		(dollars in thousands)
2005 and month-to-month	6,494	$67,737
2006	2,563	33,850
2007	1,554	23,736
2008	2,167	32,446
2009	1,855	33,444
2010	476	6,486
2011	107	1,905
2012	39	978
2013	158	3,396
Thereafter	349	7,578

Our largest master tenant lease is with Arch Wireless, one of the two companies which merged to form USA Mobility, our largest customer based on revenues for 2004. The Arch Lease is scheduled to expire in May 2005. The lease with Arch Wireless allows Arch to occupy up to approximately 2,700 sites for a fixed payment of approximately $1.6 million per month. The number of sites that Arch Wireless currently occupies is significantly less than the maximum number of sites allowable under the current contract for the fixed minimum rate. Consequently, we believe that it is likely that the lease with Arch

Wireless will be renewed or extended on terms and rates that are significantly less favorable to us than those currently in place. For the year ended December 31, 2004, USA Mobility (after giving effect to the Arch Wireless and Metrocall merger) represented 15.0% of our revenues.

We are currently in the process of negotiating a new lease with USA Mobility for the sites under the Arch Lease. While there can be no assurance that we will be successful in finalizing the new Arch Lease prior to its expiration in May 2005, to the extent we do finalize a new Arch Lease, we would expect our monthly billing amount to be significantly reduced. If we are unsuccessful in negotiating a new Arch Lease, the current Arch Lease will automatically convert to a month-to-month lease with payments based on the actual number of transmitters at our sites which will result in a significant reduction in our monthly billings. As a result, we expect our revenues from any renewal or extension of the Arch Lease to be significantly lower starting June 2005.

Customers

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of December 31, 2004, we had an aggregate of more than 15,000 leases on our communications sites with over 2,000 customers and pro forma for the Sprint transaction, and the Triton and ForeSite 2005 acquisitions, as of December 31, 2004, we would have had an aggregate of more than 27,000 tenant leases on our communications sites with over 2,000 customers. Some of our customers consist of large service providers that operate at multiple sites in multiple segments of the wireless communications services industries while others consist of small service providers or users that deploy a single type of wireless technology at a single site.

For the year ended December 31, 2004, our largest customer based on revenues, USA Mobility, after giving effect to the Arch Wireless and Metrocall merger completed on November 16, 2004, represented 15.0% of our total revenues and our second largest customer, Cingular, after giving effect to the merger with AT&T Wireless, represented 12.6% of our total revenues. No other customer contributed 10% or more of our total revenues for this period; however, after giving effect to its pending merger with Nextel Communications, Sprint would be our third largest customer representing 11.5% of our revenues for this period.

One of our directors, David Abrams, is a director of USA Mobility. Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding USA Mobility and its subsidiaries. Mr. Abrams is also the managing member of Abrams Capital, LLC, which beneficially owns approximately 7.7% of USA Mobility. Mr. Abrams also beneficially owns 11.7% of our common stock before considering his commitment to acquire additional shares of our common stock as part of the Sprint transaction as described above in "— Sprint Transaction — Investment Agreement." Mr. Abrams' ownership interest and duties as a director of USA Mobility may, from time to time, differ from his interests and duties as one of our directors. Abrams Capital, LLC's interests as a stockholder of USA Mobility may also differ from the interests of our stockholders.

The following table presents information with respect to our tenant leases by the five customer technology categories we track:

Tenant Technology Type

	For the Year Ended December 31, 2003		For the Year Ended December 31, 2004
	Revenues	Percentage of Total Revenues	Revenues	Percentage of Total Revenues
	(dollars in thousands)
Telephony	$64,457	38.7%	$82,646	45.2%
Mobile radio	44,387	26.6	41,974	23.0
Paging	36,960	22.2	37,204	20.3
Broadcast	12,357	7.4	13,638	7.5
Wireless data and other	8,509	5.1	7,403	4.0
Total	$166,670	100.0%	$182,865	100.0%

Our largest customer group by revenues is wireless telephony which contributed 38.7% and 45.2% of our revenues for the years ended December 31, 2003 and 2004, respectively. Six of our ten largest customers, based on 2004 revenues, are primarily engaged in the business of providing wireless telephony services. Our largest telephony tenants, based on 2004 revenues, are Cingular (after giving effect to the merger with AT&T Wireless), Sprint (after giving effect to the pending merger with Nextel Communications), Verizon Wireless and T-Mobile. These tenants' telephony revenues collectively accounted for approximately 26.8% and 35.0% of our total revenues for the years ended December 31, 2003 and 2004, respectively. We expect industry trends, including the increasing use of wireless voice and data communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, to drive the addition of new wireless telephony tenant leases on our towers.

The second largest customer group by revenues consists of wireless communication providers of mobile radio transmission services which contributed 26.6% and 23.0% of our revenues for the years ended December 31, 2003 and 2004, respectively. Mobile radio companies provide two-way land radio communication services typically used in dispatch applications by public agencies and businesses whose day-to-day operations depend on communications with a wide variety of personnel at diverse remote locations within a geographic area. We have approximately 5,000 mobile radio leases with a wide variety of customers including federal, state and local government agencies, such as the FBI and local police and fire departments, and businesses such as utility, construction, courier, taxicab and private transportation companies. For the years ended December 31, 2003 and 2004, 24.2% and 25.9%, respectively, of our total mobile radio revenues were generated by federal, state and local government entities. While some of the traditional users of mobile radio networks have transitioned and, we expect, will continue to switch to public wireless telephony networks, we believe that the low cost of a private network will result in continued demand by many of our mobile radio customers. In addition, we are currently experiencing and expect to continue to experience new mobile radio deployments by government customers as they upgrade their networks to newer digital systems which allow them to communicate with other government agencies.

Our third largest customer group by revenues consists of customers from the paging industry which contributed 22.2% and 20.3% of our revenues for the years ended December 31, 2003 and 2004, respectively. While paging operators enjoyed significant growth until recent years, industry analysts now estimate that the number of paging units in service has recently decreased significantly and expect it to continue to decrease significantly due to competition from mobile telephony carriers. Paging devices are generally less expensive and paging networks provide better underground and in-building coverage, therefore paging operators expect paging to remain a viable service to a market sector consisting mainly of commercial customers such as medical and emergency personnel and large industrial companies. Furthermore, as of December 31, 2004, while consolidation in the paging industry had not yet materially impacted our revenues, we are aware that recent and future consolidation in the paging industry is likely to decrease the demand for our sites. Generally, we believe the merged entities have become more financially stable customers. Our two largest paging customers by revenues for 2004 are USA Mobility and Skytel, a subsidiary of MCI, Inc. The two predecessor companies to USA Mobility, Arch Wireless and

Metrocall, along with Skytel, each individually filed for bankruptcy within the past three years and all have since emerged with substantially reduced or no debt. As of April 29, 2005, Verizon Communications Inc. and Qwest Communications Inc. have been bidding to acquire MCI. Verizon Communications is a joint owner of Verizon Wireless who also operates a paging network.

Our fourth largest customer group by revenues consists of broadcast tenants including television and radio companies and contributed 7.4% and 4.0% of our revenues for the years ended December 31, 2003 and 2004, respectively. . Our broadcast tenants are typically found on our taller towers and rarely change locations because of their regulatory requirements, high switching costs and potential business disruption. While the broadcast market is generally a mature market, we believe that the federally mandated conversion to digital high-definition TV will prompt traditional analog broadcasters to install new equipment on tall towers resulting in new leasing opportunities. In addition, our broadcast tenants include satellite radio broadcasters such as XM Satellite Radio and Sirius Satellite Radio, which utilize our communications sites for repeaters.

Our smallest customer group by revenues consists of wireless data and other communications services and contributed 5.1% and 4.0% of our revenues for the years ended December 31, 2003 and 2004, respectively. This group includes companies such as Cingular and Motient which operate two-way messaging network, such as BlackBerry devices, as well as wireless internet service providers that are emerging as new technologies become available and the FCC authorizes additional radio spectrum for use.

As of December 31, 2004, substantially all of the revenues on the Sprint Towers and Triton communications sites and approximately 80% of the revenues on the ForeSite 2005 communications sites are from wireless telephony tenants.

Over the last few years, the relative revenue contributions to us from different types of our customers' wireless technologies have changed substantially. Specifically, the percentage of our revenues coming from the wireless telephony providers has grown from approximately 32.2% of revenues for the month of December 2001 to approximately 51.1% of revenues for the month of December 2004, while the percentage of revenues coming from mobile radio and paging has decreased from 30.9% and 25.3%, respectively, for the month of December 2001 to 21.9% and 17.8%, respectively, for the month of December 2004. We believe that as we continue to execute our strategy, we will continue to increase the relative percentage of telephony revenues and as a result, decrease the relative percentage of paging and mobile radio revenues over the next several years. The following table presents information with respect to our revenue mix by our five customer technology categories for the months of December 2001, 2002, 2003 and 2004:

Percent of Revenues by Tenant Technology Type

	Percent of Revenues for the Month of December
Tenant Technology Type	2001	2002	2003	2004
Telephony (PCS, Cellular, ESMR)	32.2%	37.0%	41.0%	51.1%
Mobile radio	30.9	28.5	25.5	21.9
Paging	25.3	22.4	21.5	17.8
Broadcast	6.1	7.0	7.1	6.5
Wireless data and other	5.5	5.1	4.9	2.7
Total	100.0%	100.0%	100.0%	100.0%

Revenues originating from operations based in the United States were $179.0 million, $163.3 million, $26.9 million and $134.6 million for the years ended December 31, 2004 and 2003, for the two months ended December 31, 2002 and for the ten months ended October 31, 2002, respectively. Revenues originating from operations based outside the United States were $3.9 million, $3.4 million, $0.6 million and $2.8 million for the years ended December 31, 2004 and 2003, for the two months ended December 31, 2002 and for the ten months ended October 31, 2002, respectively.

Sprint Transaction

On February 14, 2005, we, Sprint, and certain Sprint subsidiaries entered into an agreement to contribute, lease and sublease, which we refer to as the Agreement to Lease. Under the Agreement to Lease, we have agreed to lease (or, if certain consents have not been obtained, operate) for a period of 32 years over 6,600 wireless communications tower sites and the related towers and assets (collectively, the "Sprint Towers") from one or more newly formed special purpose entities of Sprint under one or more master leases for which we agreed to pay approximately $1.2 billion as prepaid rent, which we refer to as the upfront rental payment, subject to certain conditions, adjustments and pro-rations. The closing of the Sprint transaction is expected to occur toward the end of the second quarter of 2005. The Sprint transaction is subject to certain closing conditions, and there is no assurance that it will be consummated.

Pursuant to the Agreement to Lease, we expect certain Sprint entities to collocate on approximately 6,400 of the Sprint Towers for an initial period of ten years. In addition, as of December 31, 2004, the Sprint Towers had approximately 5,600 collocation leases with other wireless tenants and substantially all of the revenue was derived from wireless telephony tenants. We expect to use a portion of the proceeds from this offering to pay a portion of the upfront rental payment. The remainder of the upfront rental payment is expected to be financed through a combination of bridge debt financing and a private placement of equity, as is more fully described in "Business — Investment Agreement," "Business-Bridge Financing" and "Business — Revolving Credit Agreement."

The Sprint transaction is significantly larger than any acquisition which we have completed to date. There are more Sprint Towers than the number of communications sites we currently operate and the integration of the over 6,600 Sprint Towers into our operations will be a significant undertaking. The Sprint Towers have a lower average tenant per tower ratio than the towers in our portfolio as of December 31, 2004, and we will seek to increase this average through active marketing. To manage the Sprint Towers, we expect to add over 100 additional employees to our operations which will add significant costs and require significant attention from our management team. In addition, the integration of the Sprint Towers into our operations will require significant one-time costs for tasks such as tower visits and audits, and ground and tenant lease verifications.

Sprint Towers. As of December 31, 2004, the Sprint Towers are comprised of 5,060 monopoles, 1,419 lattice, and 136 guyed towers which generated approximately $103.8 million of revenues during 2004 from third-party tenant leases. Sprint has also agreed to collocate on approximately 6,400 of the Sprint Towers for an initial period of ten years. On a pro forma basis, assuming we had leased the Sprint Towers beginning January 1, 2004 and including the revenues we would earn from the Sprint collocation subleases on approximately 6,400 of these towers for an initial monthly collocation charge of $1,400 per tower, the Sprint Towers would have generated approximately $222.4 million of revenues for the year ended December 31, 2004. Substantially all revenue attributable to the Sprint Towers in 2004 was derived from wireless telephony tenants. As of December 31, 2004, Sprint had ground leases with third parties under 6,607 of these towers with an average term, including optional renewals, of approximately 17.9 years.

Approximately 75% of the Sprint Towers are located in the top 50 BTA markets and approximately 87% of the Sprint Towers are located in the top 100 BTA markets in the United States. Based on the 2000 U.S. census, approximately 59% of the U.S. population is located in the top 50 BTA markets and approximately 72% of the U.S. population is located in the top 100 BTA markets. The Sprint Tower portfolio has a higher concentration of towers in both the top 50 and 100 BTA markets than any of the publicly traded tower companies.

The table below represents the geographic concentration of the Sprint Towers as of December 31, 2004:

Geographic Concentrations of Sprint Towers

State	Total Number of Sprint Towers
Texas	880
California	784
Ohio	557
Illinois	422
Florida	246
New York	245
Tennessee	196
Indiana	181
Pennsylvania	180
Washington	177
Other	2,747
Total	6,615

Sprint will collocate on approximately 6,400 of these sites for an initial period of ten years. As of December 31, 2004, there were approximately 5,600 third-party tenant leases with an average remaining term of 2.5 years excluding renewals and the average monthly lease rate was approximately $1,520 per month. As of December 31, 2004, substantially all of the third-party tenant leases on the Sprint Towers were with wireless telephony tenants. The Sprint Towers have an average tenant per tower ratio of 1.8, which is lower than the towers owned in our portfolio as of December 31, 2004, and we will seek to increase this average through active marketing.

Customers on Sprint Towers

Customer	Total Number of Leases on Sprint Towers	Total Annualized Billing Amount as of December 31, 2004 ($ million)	Percentage of Total Annualized Billing Amount
Sprint (1)	6,397	$107.5	51.3%
Cingular	1,553	29.1	13.9
T-Mobile	1,111	18.4	8.8
Nextel	899	17.8	8.5
Verizon Wireless	545	12.5	6.0
Other wireless telephony tenants	1,245	21.6	10.4
Total wireless telephony tenants	11,750	206.9	98.9%
Other tenants	232	2.4	1.1
Total	11,982	$209.3	100.0%

(1)	Pro forma for Sprint leases assuming a monthly rent of $1,400 per tower.

The demand for the Sprint Towers could be affected by carrier consolidation because of duplicate coverage and excess network capacity, which could adversely impact tenant revenues. On October 26, 2004, Cingular merged with AT&T Wireless and on December 15, 2004, Sprint announced its agreement to merge with Nextel Communications. As of December 31, 2004, 65 of the Sprint Towers were occupied by both Cingular and AT&T Wireless, and 858 of the Sprint Towers were occupied by both Sprint and Nextel.

Upon the signing of the Agreement to Lease, we placed a $50.0 million deposit in escrow. If the closing of the Sprint transaction occurs, our $50.0 million deposit and earnings thereon will be credited against the upfront rental payment. If, however, the closing of the Sprint transaction does not occur as a result of our material breach, or in the event that we are unable to obtain the funds necessary to close the Sprint transaction, then Sprint will be entitled to retain our $50.0 million deposit.

The Agreement to Lease also contains various covenants, including, but not limited to, (a) covenants by us to use commercially reasonable efforts to obtain certain consents and to enter into agreements with respect to the financing needed to consummate the Sprint transaction and (b) covenants by Sprint to conduct its business pending closing of the Sprint transaction in the ordinary course and not to solicit any submissions, or engage in any discussions with any third party, with respect to any proposal for the acquisition or lease of the Sprint Towers. In addition, both parties covenant to use their respective commercially reasonable efforts to close the Sprint transaction.

Sprint has agreed to indemnify us (including our officers, directors and affiliates) for any losses related to (i) a breach of a Sprint representation, (ii) a breach of a Sprint covenant, (iii) any taxes of Sprint or Sprint TowerCo created in connection with the Agreement to Lease (other than those which we expressly assume) and (iv) the assets and liabilities of Sprint specifically excluded in the Agreement to Lease. We have agreed to indemnify Sprint (including its officers, directors and affiliates) for any losses related to (i) a breach of any of our representations, (ii) a breach of any of our covenants and (iii) any failure by us to discharge the liabilities we assume in connection with the Sprint transaction. We and Sprint have agreed that, subject to certain exceptions, neither party shall make any indemnity claim for any individual loss related to a breach of a representation that is less than $15,000 unless and until all indemnifiable losses, irrespective of amount, related to breaches of representations exceed $10.0 million, in the aggregate.

The Agreement to Lease contains certain other customary covenants and agreements, including termination rights for each of Sprint and us, including the right of either party to terminate if the closing does not occur by August 13, 2005. In the event that we do not meet certain milestones in obtaining certain consents, Sprint may have additional termination rights; however, we may be able to extend such milestones and/or waive the consent requirements and proceed to closing.

Master Lease

At the closing of the Sprint transaction, Sprint TowerCo will enter into a Master Lease and Sublease, which we refer to as the Master Lease, with one or more special purpose entities (collectively, the "Lessee") created by us.

The term of the Master Lease will expire in 2037 and there are no contractual renewal options. Except for the Upfront Rental Payment, the Lessee will not be required to make any further payments to Sprint TowerCo for the right to lease or operate the Sprint Towers during the term of the Master Lease. The Sprint Contributors currently lease the land under substantially all of the Sprint Towers from third parties and the Lessee will assume all of the Sprint Contributors' obligations that arise under the Sprint Towers ground leases post closing. Additionally, the Lessee will be required to pay all costs of operating the Sprint Towers as well as an agreed-upon amount for real and personal property taxes attributable to the Sprint Towers. During the period commencing one year prior to the expiration of the Master Lease and ending 120 days prior to the expiration of the Master Lease, the Lessee will have the option to purchase all (but not less than all) of the Sprint Towers then leased for approximately $2.3 billion, subject to adjustment, including based on a final appraisal of the Sprint Towers to be completed prior to closing of the Sprint transaction.

The Lessee will be entitled to all revenues from the Sprint Towers leased or operated by it during the term of the Master Lease, including amounts payable under existing Sprint Tower collocation agreements with third parties. In addition, under the Master Lease, Sprint entities that are part of Sprint's wireless division have agreed to collocate or otherwise occupy collocation space (the "Sprint Collocation Agreement") at approximately 6,400 of the Sprint Towers for an initial monthly collocation charge of $1,400 per tower (the "Sprint Collocation Charge") for an initial period of ten years. The Sprint Collocation Charge is scheduled to increase each year, beginning January 2006, at a rate equal to the lesser of (i) 3% or (ii) the sum of 2% and the increase in the Consumer Price Index during the prior year. After ten years, Sprint may terminate the Sprint Collocation Agreement at any or all Sprint Towers; provided, however, that if Sprint does not exercise its termination right prior to the end of nine years at a Sprint Tower (effective as of the end of the tenth year), the Sprint Collocation Agreement at that Sprint Tower will continue for a further five-year period. Sprint may, subsequent to the ten-year initial term, terminate the Sprint Collocation Agreement as to any or all Sprint Towers upon the 15th, 20th, 25th, or 30th anniversary of the commencement of the Master Lease.

Subject to arbitration and cure rights of the Lessee's lender, in the event of an uncured default under a ground lease, Sprint TowerCo may terminate the Master Lease as to the applicable ground lease site. In the event of an uncured default with respect to more than 20% of the Sprint Towers during any rolling five-year period, and subject to certain other conditions, Sprint TowerCo may terminate the entire Master Lease.

We guarantee the full and timely payment and performance and observance of all of the terms, provisions, covenants and obligations of the Lessee under the Master Lease up to a maximum aggregate amount of $200.0 million.

Investment Agreement

Prior to the execution of the Agreement to Lease, we submitted several bids to Sprint in an auction process conducted by Sprint with respect to the Sprint Towers. On August 23, 2004, we submitted our first bid relating to the Sprint Towers. After the first round of bidding, Sprint required that any bidder also provide commitments for the financing necessary to consummate that bidder's proposed transaction with respect to the Sprint Towers. On September 10, 2004, our board of directors established a special committee to evaluate and negotiate the equity financing for our proposed transaction with respect to the Sprint Towers. On September 27, 2004, an affiliate of Fortress Investment Group LLC ("FIG"), in connection with our bid for the Sprint Towers, submitted a commitment letter addressed to us to provide up to 50% of the $400.0 million then-anticipated equity financing for the proposed transaction with respect to the Sprint Towers. On November 19, 2004, in connection with our submission of a revised bid to Sprint, FIG, on behalf of itself and certain of its affiliates, submitted to us a commitment letter to provide equity financing to us, with the expectation that one or more large institutional investors would also participate. On January 31, 2005, we submitted a revised bid to Sprint. On February 1, 2005, we entered into an exclusivity agreement with Sprint in connection with the proposed transaction with Sprint. On February 4, 2005, FIG submitted another commitment letter to us, as required by the Sprint bidding procedures, pursuant to which certain of its affiliates agreed to provide up to $450.0 million in equity financing to us in connection with our revised bid for the proposed transaction with Sprint. In connection with our successful bid for the Sprint Towers and FIG's commitment for equity financing for the Sprint transaction, the Investors (as described below) entered into the Investment Agreement (as described below). In entering into the Investment Agreement, the Investors (as described below) and we assumed that it will cost approximately $1.25 billion, including fees and expenses, to consummate the Sprint transaction, and that we would raise $850.0 million in debt and $400.0 million of equity to finance the Sprint transaction. Morgan Stanley Asset Funding Inc., an affiliate of one of the representatives of the underwriters, and certain of its affiliates provided financial advice and assistance to us in connection with the Sprint transaction.

On February 3, 2005, the special committee engaged Bear, Stearns & Co. Inc., or Bear Stearns, to assist it in analyzing and evaluating the financing proposal from the Investors and to render an opinion as to the fairness, from a financial point of view, to us of the terms and price to be paid for the common stock to be issued to the Investors in the financing. On February 7, 2005, Bear Stearns delivered an oral opinion to the special committee, confirmed in writing on February 9, 2005, that as of the date of the opinion and based upon and subject to the assumptions made, matters considered, qualifications and limitations set forth in the opinion, the terms and price to be paid to us for the shares of our common stock issued to the Investors in connection with the Sprint transaction were fair from a financial point of view to us. Bear Stearns' opinion was rendered to the special committee and us for our use in analyzing and evaluating the terms of the financing. The foregoing summary of Bear Stearns' opinion is qualified in its entirety by reference to the full text of the opinion attached hereto as Exhibit 99.1.

On February 14, 2005, in connection with the execution of the Sprint transaction, we entered into an Investment Agreement with the Investors, which consist of the following entities:

•	Fortress Investment Fund II LLC, a Delaware limited liability company, or FIF II, an affiliate of our largest stockholder, Fortress;

•	Abrams Capital Partners II, L.P., a Delaware limited partnership, Abrams Capital Partners I, L.P., a Delaware limited partnership, Whitecrest Partners, L.P., a Delaware limited partnership, Abrams Capital International, LTD, a Cayman Islands limited liability company and Riva Capital Partners, L.P., a Delaware limited partnership, affiliates of our third largest stockholder, Abrams Capital, LLC (collectively, the "Abrams Investors"), and

•	Greenhill Capital Partners, L.P., a Delaware limited partnership, which together with its affiliates, is our second largest stockholder, and the following affiliates of Greenhill Capital Partners, L.P.: Greenhill Capital Partners (Executive), L.P., a Delaware limited partnership, Greenhill Capital, L.P., a Delaware limited partnership, Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership, and Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership (collectively the "Greenhill Investors").

Under the Investment Agreement, the Investors committed to purchase, at the closing of the Sprint transaction, up to $500.0 million of our common stock at a price of $25.50 per share. The $500.0 million aggregate commitment from the Investors will automatically be reduced by (1) the amount of net proceeds received by us pursuant to any offering of our equity securities prior to the closing of the Sprint transaction, and (2) the amount of any borrowings in excess of $750.0 million outstanding prior to the closing of the Sprint transaction under any credit facility or similar agreements provided to us in connection with the Sprint transaction, provided that the Investors' aggregate commitment will not be reduced below $250.0 million. Pursuant to the terms of the Investment Agreement, each of FIF II, the Abrams Investors and the Greenhill Investors shall purchase such number of shares of common stock equal to 48%, 32% and 20%, respectively, of the total number of shares of common stock to be purchased under the Investment Agreement. The purchase of the shares by the Investors is conditioned upon the occurrence of the closing of the Sprint transaction, and will close simultaneously with the Sprint transaction. In the event an Investor fails to purchase the shares of common stock it is obligated to purchase, the other Investors have the right, but not the obligation, to purchase such shares. The issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.

Option Agreement

If we do not complete an offering of our equity securities prior to the closing of the Sprint transaction, under an Option Agreement with us, the Investors will issue to us, at the closing of the Investment Agreement, a one-time option to purchase from the Investors a number of shares of common stock having a value equal to the difference between the total consideration paid by the Investors for the common stock at the closing of the Sprint transaction and $250.0 million. This option would be issued by the Investors pursuant to an Option Agreement among the Investors and us. Pursuant to the Option Agreement, we would have the option to purchase the shares at a price per share of $26.50. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing of the Sprint transaction. The option will be non-transferable. If we were to exercise the option, we would purchase shares from each Investor in proportion to that Investor's participation in the Investment Agreement set forth above. In the event that we complete an offering of our equity securities prior to the closing of the Sprint transaction, we would not be entitled to this option and no option would be issued by the Investors.

Bridge Financing

On February 8, 2005, we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters, setting forth the terms on which they would provide bridge financing of approximately $750.0 million to us for use in funding the Sprint transaction. On March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC increasing the amount of bridge financing up to $850.0 million. The borrower is expected to be one or more newly created entities, under our direct or indirect control, that will own 100% of our interest in the Sprint Towers. The loan is expected to be secured by, among other things, the ownership interests in the borrower, borrower's leasehold and subleasehold interests (including purchase options) in the Sprint Towers, and an assignment of leases and rents. The loan is expected to have a term of 12 months after the closing, and, subject to compliance with certain conditions, two six-month extensions at our option. During the first 12 months of the loan, the loan is expected to bear interest at 30-day LIBOR plus either 1.5% or 1.75% per annum, depending on cash flows related to the Sprint Towers. In either case, the rate is expected to increase by 0.25% upon the first extension and 0.75% upon the second, if such extension options are exercised. The loan is expected to require an origination fee of 0.375% of $775 million of the loan amount (or $2.9 million) and an extension fee in connection with each extension option of 0.25% of the total loan amount. In addition, we expect to be required under the facility to pay an exit fee under certain circumstances. The loan is expected to contain customary conditions precedent to closing including no material adverse change and customary events of default, including bankruptcy of the borrower or us, change of control or cross default to our other indebtedness. In the future we intend to refinance the bridge loan with a mortgage loan.

Interest Rate Swaps

In connection with the Sprint transaction on February 2, 2005, we entered into interest rate swap agreements for a total notional value of $750.0 million with Bank of America, N.A. as counterparty, in anticipation of securing $750.0 million or more of bridge financing, which is expected to be replaced by a mortgage loan of a greater amount. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.303% on a total notional amount of $750.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory maturity date of March 31, 2006, in exchange for receiving floating payments based on the three-month LIBOR on the same notional amount for the same period.

On March 21, 2005, in connection with the Sprint transaction and the $850.0 million bridge loan term sheet we executed on March 10, 2005, we entered into additional interest rate swap agreements for a total notional amount of $100.0 million with Bank of America, N.A. as counterparty. This brings the total notional amount of swap agreements related to financing the Sprint transaction to $850.0 million. These swap agreements are in anticipation of the Sprint transaction bridge financing, which is expected to be replaced by a mortgage loan of at least $850.0 million. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.733% on the total notional amount of $100.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory maturity date of March 31, 2006, in exchange for receiving floating payments based on three-month LIBOR on the same notional amount for the same period.

Revolving Credit Agreement

On February 9, 2005, Global Signal OP amended and restated its 364-day $20.0 million revolving credit facility pursuant to a revolving credit agreement, which we refer to as the Revolving Credit Agreement, (originally dated December 3, 2004), with Morgan Stanley Asset Funding Inc. and Bank of America N.A., affiliates of the representatives of the underwriters, to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease. On April 15, 2005, we further amended and restated the Revolving Credit Agreement to provide an additional $25.0 million multi-draw term loan to be used for fees and expenses incurred in connection with the Sprint transaction, and as of April 29, 2005 have borrowed $5.0 million under the multi-draw term loan. Amounts available under the revolving credit facility of the Revolving Credit Agreement will be reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million (excluding any equity issuance in connection with the Sprint transaction, including this offering, or as a result of the exercise of options or warrants outstanding as of February 9, 2005). Interest on the $20.0 million revolving portion of this credit facility is payable, at Global Signal OP's option, at either LIBOR plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the credit facility is payable at our option at either LIBOR plus 1.75% or the bank's base rate plus 0.75%. In connection with this offering we expect to repay outstanding borrowings, and terminate the $50.0 million and $25.0 million term loans. As a result, we will write-off as a loss on early extinguishment of debt any unamortized deferred debt issuance costs associated with term loans. The revolving credit facility, through the Revolving Credit Agreement and the related ancillary documentation, contains covenants and restrictions customary for a facility of this type, including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The limitations on consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0 upon consummation of the bridge financing for the Sprint transaction. The Revolving Credit Agreement continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in its United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP and a pledge by our 65% interest in our Canadian subsidiary. The term loans must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, or (3) the date of the closing of the Sprint transaction.

The above sections summarize the provisions of the Agreement to Lease, the Master Lease, the Investment Agreement, the Option Agreement and the Revolving Credit Agreement. The summaries of the Agreement to Lease, the Master Lease, the Investment Agreement, the Option Agreement and the Revolving Credit Agreement are general in nature, and are qualified in their entirety by reference to the complete agreements incorporated as exhibits to the registration statement of which this prospectus forms a part.

Operations

Since October 2002, we have installed a new management team which includes individuals with substantial experience in the operation of wireless companies in general and tower companies in particular. Our new management team is highly focused on strengthening our business through the execution of our strategy. Our day-to-day operations are managed through five primary functional areas, which coordinate as a team to focus on enhancing customer service and improving operations and results. These five areas are as follows:

Sales, Marketing and Collocations

Our sales, marketing and collocation group had a total of 26 people as of December 31, 2004 and is segmented into a broadband team that focuses on telephony and broadcast customers and a narrowband team that focuses on mobile radio including government, paging and data customers. Our broadband sales team is geographically organized with certain employees also being assigned major customer coordination responsibilities. Our narrowband sales representatives are also geographically focused with each employee being assigned to several large customers. Our sales and marketing employees are supported by a centrally located staff of collocation project managers that manage the process of turning customer applications into tenant leases. Our collocation project managers are assigned to and work as a team with our sales representatives. Our collocation team supports our sales and marketing team by helping to ensure that our customers can rapidly deploy their equipment with minimal operational issues.

Acquisitions and New Builds

Our acquisitions and new builds team focuses on sourcing, valuing and executing tower acquisitions and new tower development. They work closely with the other major areas of operations to help ensure that there is a cohesive effort towards growth and that new tower additions are integrated into operations. Our acquisition and new build team generally sources, values and executes our acquisition opportunities directly. We may use the services of a broker in circumstances where it is economically appropriate and where the broker brings specific local knowledge. However, we currently expect to continue to rely on our internal team for the majority of our tower acquisition sourcing, valuing and execution functions. As of December 31, 2004, the acquisitions and new builds team had a total of 22 people.

Property Management and Site Operations

Our property management and site operations team is responsible for maintaining our communications sites. This includes site management, ongoing monitoring and regulatory compliance and site maintenance. Our property management and site operations include field portfolio support personnel who are assigned a territory of communications sites and are responsible for the overall maintenance and upkeep of our sites including working with our collocations team to ensure that customers install their equipment in accordance with the site lease. Our site operational team also has the responsibility to help ensure that all sites are in compliance with FAA and FCC regulations and other local requirements. As of December 31, 2004, this team had a total of 55 people.

Contracts Administration

Our contracts administration team manages our portfolio using our recently created digital library that provides easy access to our tenant leases, ground leases and managed site agreements. They are responsible for the renewal and renegotiation of these contracts, the collection of accounts receivable and the accurate maintenance of our tenant and site agreement database. Our contract administration team also works with our treasury and legal groups to routinely review and dispose of under-performing sites which generate negative cash flows and which are not compatible with our strategy. As of December 31, 2004, our contracts administration team has 29 people and works hand-in-hand with our sales and marketing team on structuring major customer leases and in dealing with customers that are having financial difficulties.

Administration and Support

Our administration and support area includes our accounting, legal, finance, treasury, human resources and information systems teams. These teams support our sales and marketing, acquisitions and new builds, property management and site operations and contracts administration teams. As of December 31, 2004, this team had a total of 55 people.

Insurance

We maintain property and casualty insurance and commercial general liability coverage in level and amounts customary for the industry. We recently expanded the scope and limits of our coverage and we believe our properties are adequately covered by insurance.

Our Management Agreements

General

Global Signal Services LLC, or GS Services, our wholly owned subsidiary, is our service company and is the legal entity which employs all of our employees and provides all internal services we require in connection with the conduct of our business. GS Services' sole purpose is to provide management services to us and our subsidiaries. Certain of our financing arrangements required that we formalize this arrangement. Accordingly, in connection with our February 2004 mortgage loan, on February 5, 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries (collectively, "Pinnacle Towers") entered into a management agreement with GS Services to manage all of Pinnacle Towers' communications sites. In relation to our December 2004 mortgage loan, GS Services also provides management services to Pinnacle Towers Acquisition Holdings LLC, previously known as Pinnacle Towers Acquisition Inc. These services are provided pursuant to an agreement that was originally entered into by Pinnacle Towers Acquisition Inc. and Pinnacle Towers on September 25, 2003 and GS Services assumed the obligations of Pinnacle Towers Inc. on February 5, 2004. The services provided to Global Signal Inc. and our subsidiaries, other than Pinnacle Towers and Pinnacle Towers Acquisition Holdings LLC, are similar to the services described in the management agreements below but are provided on a typical inter-company basis and have not been formalized into management agreements.

GS Services is located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232. The principal executive officers of GS Services are as follows: David J. Grain (president), William T. Freeman (executive vice president, chief financial officer and assistant secretary), Ronald G. Bizick, II (executive vice president of corporate development and operations), Greerson G. McMullen (executive vice president, general counsel and secretary), Massoud Sedigh (executive vice president and chief information officer), and Jeffrey S. Langdon (executive vice president of sales and marketing) who are also our executive officers and receive no additional compensation for their services to GS Services. The following sections summarize certain provisions of the management agreements. The summaries are general in nature, and are qualified in their entirety by reference to the complete management agreements incorporated as exhibits to the registration statement of which this prospectus forms a part.

Management Agreement between Pinnacle Towers LLC and Global Signal Services LLC and Pinnacle Towers Acquisition Holdings LLC and Global Signal Services LLC

Site Management Services

Pursuant to the management agreements, GS Services performs, on our behalf, those functions reasonably necessary to maintain, market, operate, manage and administer the communications sites. GS Services' duties include (1) marketing of site space, including locating potential customers and negotiating and executing tenant leases on our behalf, (2) monitoring and managing the sites, including managing property rights associated with the sites, making periodic inspections, maintaining insurance on the sites, keeping the sites in compliance with applicable laws and regulations, providing for necessary maintenance and arranging for utilities, services, equipment and supplies, (3) administering tenant leases, including maintaining a database of tenant leases, invoicing rent, managing delinquencies and defaults, (4) maintaining on our behalf insurance policies and on its behalf and expense, a commercial crime policy and a professional liability insurance policy, and (5) performing services required to be performed by us under the terms of the tenant leases and site management agreements.

Administrative Services

GS Services performs administrative and support services for us, including services relating to accounting, litigation management, finance, the maintenance of books and records and the preparation of all financial statements, reports, notices and other documents required to be delivered by us under the terms of the February 2004 mortgage loan.

Scope of Authority

GS Services acts as our exclusive agent with regard to the services described in the management agreement. In such capacity, GS Services has the authority to negotiate, execute, and implement, for and on our behalf, all tenant leases, ground leases, easements, contracts, permits, licenses, registrations, approvals, amendments and other documents as GS Services deems necessary or advisable. In addition, GS Services has full discretion in determining whether to commence litigation on our behalf, and will have full authority to act on our behalf in any litigation proceedings or settlement discussions commenced by or against us.

Operating Expenses and Capital Expenditures

GS Services arranges for the payment of all operating expenses and the funding of all capital expenditures out of amounts on deposit in one or more operating accounts maintained on our behalf. We are responsible for funding such operating accounts, and GS Services has no obligation to incur or authorize any operating expense or capital expenditure that cannot or will not be paid out of funds on deposit in such operating accounts. GS Services is prohibited from acquiring any assets other than office space, computer equipment and other assets incidental to its duties under the management agreements with us and such other affiliates, and is prohibited from incurring any liabilities other than the salaries and benefits of its employees and other liabilities incurred in the ordinary course of its business.

Compensation

For each calendar month, GS Services is entitled to receive a management fee equal to 10% of operating revenues less the straight line revenue adjustment required to be recorded under SFAS No. 13.

GS Services was not formed until January 2004, consequently no compensation was received during the twelve months ended December 31, 2003. For the year ended December 31, 2004, GS Services received $14.1 million in compensation and was eliminated as part of our financial statement consolidation.

Management Agreement between Pinnacle Towers Acquisition Holdings LLC and Global SignalServices LLC

On September 25, 2003, Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc., entered into a management agreement with Pinnacle Towers LLC, then known as Pinnacle Towers Inc., under which Pinnacle Towers LLC provides site management services to Pinnacle Towers Acquisition Holdings LLC. This agreement was subsequently assigned by Pinnacle Towers LLC to GS Services on February 5, 2004, and further amended on May 13, 2004. The agreements above were superseded in their entirety by the management agreement, dated as of December 7, 2004, by and between Pinnacle Towers Acquisition Holdings LLC and five of its subsidiaries (who were the borrowers under the December 2004 mortgage loan, collectively, the "Borrowers") with GS Services to manage all of the Borrowers' wireless communications sites. The site management services provided by GS Services to the Borrowers are substantially similar to those provided to Pinnacle Towers LLC described above. Under the current management agreement, for each calendar month, GS Services is entitled to receive a management fee equal to 10% of operating revenues for the immediately preceding calendar month.

Prior to the formation of GS Services, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., provided management services for Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc., and recognized management fee income of $36,000 during the year ended December 31, 2003. These management fees covered services provided from December 5, 2003 to December 31, 2003 and were comprised of $3,700 of initial set up fees for new tenant leases, $6,700 of initial set up fees for new communications sites and $25,600 of monthly service fees.

Our Employees

As of December 31, 2004, we had approximately 187 full-time employees, of which 148 work in our Sarasota, Florida headquarters office. All of our employees are employed by GS Services. None of our employees are unionized, and we currently consider our relationship with our employees to be good. In connection with the Agreement to Lease, we anticipate hiring approximately 100 additional employees to assist us in integrating and managing the Sprint Towers.

Competition

Our principal competitors include other tower companies that operate nationally or regionally; wireless communications service providers that own towers and communications site facilities and lease space at those sites to other wireless communications companies; smaller companies and individuals that own and/or operate towers in one or more local geographic areas; and real estate owners, utilities and other companies that provide alternative site structures (building rooftops, billboards, water tanks and utility poles and other structures) upon which wireless communications equipment may be installed.

Among tower companies that operate nationally or regionally, our principal competitors include publicly-held American Tower Corporation, Crown Castle International Corporation, SBA Communications Corporation and SpectraSite, Inc., as well as AAT Communications Corporation, which is privately held.

We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting our site operations business. We also compete against other technologies for transmission of telecommunications and video services, including fiber optic and satellite systems.

Environmental Overview

Generally, it is our policy to perform a review of government environmental databases for information prior to closing on an acquisition site. To the extent the database review reveals an environmental issue, we will determine whether the issue is significant and whether there is a need to perform a Phase I or Phase II assessment to determine whether the condition should be addressed prior to the closing of the acquisition.

Regulatory Matters

Federal Regulations

Both the FCC and the FAA regulate towers used for communications transmitters and receivers. These regulations control the siting, marking, lighting and maintenance of towers and generally, based on the characteristics of the tower, require registration of certain tower facilities with the FCC and review by the FAA. Wireless and broadcast communications antennas operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the service provided.

Under the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards for review of proposals for new or modified antenna structures. These standards mandate that the FCC and the FAA consider the height of the proposed antenna structure, the relationship of the structure to existing natural or man-made obstructions, and the proximity of the structure to runways and airports. Proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be filed with and reviewed by the FAA to ensure the proposals will not present a hazard to aviation. Although the government requires only that proposed antenna structures over 200 feet and those near public and military airports be submitted to the FAA for study, we generally submit all proposed antenna structures to the FAA for its approval. The FAA may condition its issuance of no-hazard determinations upon compliance with specified lighting and marking requirements to increase the visibility of the tower. Upon receiving the FAA's analysis, the FCC imposes the FAA-specified requirements.

Tower owners are required to register all antenna structures over 200 feet and those near public and military airports with the FCC. The FCC will not authorize the operation of communications antennae on new towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless it has received all necessary clearances from the FAA.

Owners of towers on which communications antennae are located have an obligation to maintain marking and lighting to conform to FCC standards. Tower owners also bear the responsibility of notifying the nearest FAA Flight Service Station, or FSS, of any tower lighting failures. Once repairs to any tower lighting outage have been made, the owner must notify the FSS when the tower is back in service. We operate a network operations center 24 hours a day, 365 days per year, to monitor the lighting on our towers. In certain remote locations and in other specific circumstances, we use contractors to provide these services but remain liable for the acts and omissions of these contractors. We generally indemnify our customers against any failure by us or our agents to comply with applicable standards.

Failure to comply with applicable registration, marking and lighting requirements (including failure as a result of acts or omissions of our contractors, which may be beyond our control) may result in the issuance of a Notice of Violation, possible monetary penalties or other enforcement action by the FCC, as well as civil penalties, contractual liability and/or tort liability.

We hold a number of FCC licenses for our own communications needs in connection with our tower operations. These licenses cover private operational fixed microwave facilities and private land mobile voice communications. These licenses typically have ten year terms and are subject to renewal by the FCC. Additionally, any substantial change in ownership of the licensees, including a transfer of control of the company, may require prior FCC approval. In addition, notification to the FCC is required for changes in tower ownership.

Wireless service providers comprise our primary existing and potential customers. Their activities are subject to certain FCC regulations, including regulations designed to promote universal service and public safety, and to maximize the efficient use of spectrum. Several FCC decisions, including the order in 2001 eliminating certain rules limiting spectrum ownership in any geographic area for CMRS, have made consolidation in the wireless industry easier and more likely. Instead of using a spectrum cap, the FCC opted to analyze transactions involving mobile telephony service providers on a case-by-case basis. In the decision approving the merger of Cingular and AT&T Wireless, the FCC permitted consolidation of wireless carriers in excess of its prior limitation on spectrum ownership. In November 2002, the FCC's

Spectrum Policy Task Force issued a report containing a number of specific recommendations for spectrum policy reform, including market-oriented spectrum rights, increased access to spectrum and new interference protections. Subsequently, in May and October of 2003 and September of 2004, the FCC adopted and proceeded to implement new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Additionally, in November 2003, the FCC made additional spectrum available for unlicensed use. In September 2004, the FCC adopted amendments to its spectrum regulations in order to promote the deployment of spectrum-based services in rural America, allowing carriers to use higher power levels at base stations in certain rural areas. The FCC has conducted various spectrum auctions and plans to auction additional spectrum in the future. Finally, in August 2004, the FCC took steps to remedy the interference caused by CMRS operators on public safety operations in the 800 MHz band and provided for the relocation of various CMRS and private mobile service operators in the 800 and 1900 MHz bands. The FCC is reviewing the proposed mergers of Sprint and Nextel Communications and ALLTEL and Western Wireless, as well as other wireless transactions. Any further industry consolidation or system modifications could decrease the demand for our sites, which in turn may result in a reduction in our revenues. We cannot predict with certainty the effect these modifications and proposals will have on our business or results of operations.

The Telecommunications Act of 1996 amended the Communications Act of 1934 to preserve the authority of state and local governments over zoning and land use matters concerning the construction, modification and placement of towers used for personal wireless services, except in limited circumstances. The Telecommunications Act prohibits state or local restrictions on such towers based on the environmental effects of radio frequency emissions from antennae, provided the facilities comply with FCC emission regulations. Also, the Telecommunications Act provides a mechanism for judicial relief from zoning decisions pertaining to such towers which fail to comply with certain provisions of the Telecommunications Act. For example, the Telecommunications Act prohibits any state or local government action that would (1) discriminate between different wireless communications providers or (2) ban altogether the construction, modification or placement of personal wireless services towers. The Telecommunications Act requires the Federal government to establish procedures to make available on a fair and nondiscriminatory basis rights-of-way and easements under Federal control for the placement of new wireless telecommunications services. This may require that Federal agencies and departments work directly with licensees to make Federal property available for tower facilities.

Under the National Historic Preservation Act of 1966, the FCC has been required to consider the impact of the actions it authorizes on historic properties, including the construction of towers and other communications facilities. In October 2004, the FCC released a Report and Order adopting the provisions of a Nationwide Programmatic Agreement between the FCC, the Advisory Council on Historic Preservation and the National Conference of State Historic Preservation Officers designed to clarify and streamline the review process for the siting of towers and other communications facilities on or near historic properties. Additionally, in October 2004, the FCC and certain Indian tribes entered into an agreement reflecting voluntary "best practices" with respect to tower siting and construction and the preservation of religious and historic properties. While these recent actions are intended to make the siting of towers more efficient and less expensive, we cannot predict with certainty the actual effect these recent actions will have on our business or results of operations.

In 1996, Congress authorized the FCC to assign a second channel to every eligible television station licensee to begin the process of converting over the air television signals from analog to digital. In 1997, Congress mandated that the transition to digital television would end by December 31, 2006, although it gave the FCC authority to extend this deadline, among other things, if digital television set penetration failed to reach certain levels in any market. After assigning the new DTV channels in 1996 and 1997, the FCC imposed certain DTV build-out deadlines on both commercial and non-commercial stations, ranging from May 1, 1999 to May 1, 2003, although the Commission approved hundreds of DTV construction extensions on a case-by-case basis. According to the FCC, a total of 1,497 DTV stations were on the air as of April 7, 2005, representing over 87% of the DTV channels awarded. Over 800 of these stations (nearly 55%) were operating with very low power levels. In September 2004, the FCC released a Report and Order establishing full power DTV build-out deadlines in July 2005 and 2006. These full power DTV build-out deadlines could increase the demand for broadcast towers. Congress and/or the FCC may take further actions regarding the transition to DTV and return of the broadcasters' analog spectrum; we cannot predict the nature or timing of any such actions or their effects on our business or results of operations.

Local Regulations

Local regulations include city, county and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials prior to tower construction and prior to modifications of towers, including installation of equipment for new customers. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers. Companies owning or seeking to build or modify towers have encountered an array of obstacles arising from state and local regulation of tower site construction and modification, including environmental assessments, fall radius assessments, marking and lighting requirements and concerns about interference with other electronic devices. The delays resulting from the administration of such restrictions can last for several months and, when appeals are involved, can take several years. Further, on existing towers, underlying zoning ordinances are subject to change, which may either prohibit the addition of new antennas or require the obtaining of new permits to add antennae. Additionally, in some instances a change in the underlying zoning can cause a tower site to become a "non-conforming" use. When this happens the tower cannot be replaced or substantially repaired or modified without obtaining approval from the local government. In some cases this approval may take substantial legal efforts to obtain. Such a change in zoning can materially affect our ability to add tenants or to rebuild or modify a tower and grow the revenues of any affected tower.

Environmental Regulations

The FCC's decision to register a proposed tower may be subject to environmental review under the National Environmental Policy Act ("NEPA"), which requires federal agencies to consider the environmental impacts of decisions that could be considered "major federal actions." The FCC has issued regulations implementing its NEPA obligations, as well as those arising under the National Historic Preservation Act, the Endangered Species Act and the American Indian Religious Freedom Act. These regulations place responsibility on each applicant to investigate potential environmental and other effects of the proposed activity (for example, constructing a tower) prior to commencing with the activity. If certain regulatory criteria are met regarding the location and potential impacts of the activity (for example, impact to wetlands), the applicant will be required to prepare and file an environmental assessment with the FCC for its review. Under these regulations, interested parties may petition the FCC to require an environmental assessment and the FCC must consider such petitions in determining whether the applicant must prepare an environmental assessment. If an environmental assessment is required, then the FCC will treat the proposed activity as a "major action" that may have significant environmental impact. The FCC would then initiate a review procedure, providing further opportunity for public comment. This review process will culminate in either a finding of no significant impact or a finding of significant impact. In the event the FCC determines that a proposed tower would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. The environmental review process mandated by NEPA and the FCC regulations that implement that process can be costly and may cause significant delays in the registration of a particular tower or collocation of an antenna. Various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and potentially increasing expenses and delays.

In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communications towers on migratory birds. On December 14, 2004, the FCC released a public notice inviting comment on the analysis and report provided by its environmental consultant regarding the relationship of towers and avian mortality. Any changes to FCC rules that come from this proceeding, as well as changes resulting from other potential rulemakings, depending on the outcome, could have a material adverse effect on our business, financial condition or results of operations.

With our current tower operations, we own a limited number of underground diesel storage tanks, which are used to fuel power generators. A small number of our tenants utilize transmission and other operating equipment that by their nature contain hazardous materials, such as lead acid batteries and above ground (and possibly underground) diesel storage tanks for power generation and glycol coolant. Accordingly, in addition to the FCC's environmental regulations, we are subject to various other Federal, state and local health, safety and environmental laws and regulations governing, among other things, the use, handling, storage and disposal of regulated substances. These laws may require the investigation and remediation of any contamination at facilities that we own or operate (or previously owned or operated), or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. The current cost of investigating and remediating any contamination and complying with those laws as they are currently in effect is not expected to be material to our financial condition or results of operations.

We previously owned five wire line telephony collocation facilities, which were sold in 2001 and 2002. These facilities contained one or more of the following: tanks for the storage of diesel fuel, asbestos containing building materials and/or significant quantities of lead acid batteries to provide back-up power generation and uninterrupted operation of our customers' equipment. The presence of these items may require environmental permitting, record keeping and reporting obligations such as the development of fuel spill prevention plans and the submission of community right-to-know reports. In addition, although we have no knowledge of such, it is conceivable that these systems may have been subject to leaks or spills which have not been remediated. We remain potentially liable for contamination of the facilities, if any, and for the waste materials generated at the facilities and transported to disposal sites, if any, and for any non-compliances with environmental laws, if any, that occurred during our ownership or operation of the facilities.

Although, based on currently known information, we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations. See "Risk Factors—Risks Relating to Our Business." The failure of our communications sites to be in compliance with environmental laws could result in liability and claims for damages that could result in a significant increase in the cost of operating our business.

REIT Status

We have elected to be treated as a REIT for federal income tax purposes. A REIT is generally not subject to federal corporate income taxes on that portion of its ordinary income or capital gain for a taxable year that is distributed to stockholders within such year. To qualify and remain qualified as a REIT, we are required on a continuing basis to satisfy numerous, detailed requirements pertaining to our organization, sources and amounts of income, level of distributions, assets owned and diversity of stock ownership, among others. Among the numerous requirements that must be satisfied with respect to each taxable year in order to qualify and remain qualified as such, a REIT generally must:

•	distribute to stockholders 90% of its taxable income computed without regard to net capital gains and deductions for distributions to stockholders and 90% of certain foreclosure income;

•	maintain at least 75% of the value of its total assets in real estate assets (generally real property and interests therein), cash, cash items and government securities;

•	derive at least 75% of its gross income from investments in real property or mortgages on real property;

•	derive at least 95% of its gross income from real property investments described above and from dividends, interest and gain from the sale or disposition of stock and securities and certain other types of gross income;

•	not have any accumulated "earnings and profits" attributable to a non-REIT year as of the close of any taxable year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over from a C corporation;

•	as of the end of each calendar quarter, not own securities of any single issuer which possess greater than 10% of the total voting power or total value of the outstanding securities of such issuer, unless such other issuer is itself a REIT or is either a "qualified REIT subsidiary" or a "taxable REIT subsidiary" with respect to the REIT owning such securities; and

•	as of the end of each calendar quarter, not own securities of "taxable REIT subsidiaries" which collectively constitute in excess of 20% of the total assets of the REIT and not own securities of any single issuer other than a "qualified REIT subsidiary" or a "taxable REIT subsidiary" which have an aggregate value in excess of 5% of the value of the total assets of such REIT.

In connection with the consummation of the restructuring, we realized a significant amount of cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. In accordance with the Internal Revenue Code, the amount of cancellation of indebtedness income so excluded substantially reduced our net operating loss ("NOL") carryovers accumulated through the date on which the restructuring was consummated. In addition, our depreciation deductions are reduced for a period of five years after the date on which we received the new capital investment through the restructuring. The effect of such reduction of our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs, or to increase our REIT taxable income which must be distributed to our stockholders in order for us to maintain our REIT status.

Policies With Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Borrowings may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, purchase money obligations to the sellers of assets, long-term, tax-exempt bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including collateralized debt obligations, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the asset. Such indebtedness may be recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates. We have engaged in such borrowings as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Previous Credit Facilities" and "Description of Certain Indebtedness — Revolving Credit Facility."

We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests in our operating partnership that are exchangeable into shares of common stock or, at our option, cash, in exchange for property. We also may make loans to our subsidiaries.

Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

We will make annual reports available to security holders, which will contain financial statements certified by independent registered certified public accountants.

Our officers and directors may change any of these policies without a vote of our stockholders.

Policies with Respect to Certain Transactions

Under Article Eight of our amended and restated certificate of incorporation, FRIT PINN LLC, Fortress Pinnacle Investment Fund LLC, and Greenhill Capital Partners, L.P. and their respective subsidiaries and affiliates (collectively, the "Significant Stockholders") have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the Delaware General Corporation Law.

In the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if any of the Significant Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Pursuant to our code of business conduct and ethics, without prior written approval from our general counsel, our directors, officers or employees may not participate in a joint venture, partnership or other business arrangement with us. We have no other policy with regard to our directors, officers or stockholders having any direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest.

Investment Policies

Our policy is to invest in wireless towers and other communications sites and currently our sites are primarily located in the southeastern and mid-Atlantic regions of the United States. For the years ended December 31, 2004 and 2003, substantially all of our revenues came from our ownership, leasing and management of communications towers and other communications sites. We expect to make additional investments in communications sites either through acquisitions or development, funded through debt and equity financings. It is our policy to acquire these wireless towers and other communications sites primarily for the cash flow generated by those sites. Our operating cash flows were sufficient in 2004 to fund our operations as well as our debt service obligations. Our policy may be changed by our board of directors without a vote of our stockholders. We do not have any limits on the percentage of our assets which may be invested in wireless towers and other communications sites. We do not have a policy as to the amount or percentage of our assets which may be invested in any specific wireless tower or communications site.

Legal Proceedings

Bankruptcy Proceedings

On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. We filed a prearranged plan of reorganization that provided for new equity of approximately $205.0 million sponsored by Fortress and Greenhill and those senior noteholders who elected shares of our common stock in lieu of cash. The bankruptcy court confirmed the plan on October 9, 2002 and we emerged from bankruptcy on November 1, 2002. All pending claims were resolved and the bankruptcy docket was closed on December 22, 2003.

Securities Class Actions

We entered into a stipulation and agreement of settlement filed September 24, 2002 to settle the consolidated securities class action lawsuit instituted in the United States District Court, Middle District

of Florida, Tampa Division on March 23, 2001 against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various former directors of Global Signal, our former accountants, PricewaterhouseCoopers LLP, and the underwriters of our January 18, 2000 secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000 secondary stock offering and alleged misleading statements contained in press releases and other filings with the Securities and Exchange Commission relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters.

The settlement provided that the claims against us and our former officers and directors be dismissed. In agreeing to the settlement, we and our former officers and directors specifically denied any wrongdoing. The settlement provided for a cash payment of approximately $8.2 million, all of which was paid directly by our insurance. Of the $8.2 million payment, $4.1 million was deemed to have been made on our behalf, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers and $200,000 by the underwriter defendants. The court issued an order and final judgment on February 3, 2003 approving the stipulation and agreement of settlement.

2000/2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation being conducted by the Securities and Exchange Commission. On December 6, 2001, we entered into a settlement with the Commission relating to our original accounting for the August 1999 acquisition of certain assets from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the Commission in April and May 2001. In the settlement, we consented to the Commission's entry of an administrative order and sanctions, without admitting or denying the Commission's findings, as follows:

A.    That we shall cease and desist from committing or causing violations of the reporting, books and records, and internal control provisions of the Federal securities laws (Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1 and 13a-13 thereunder); and

B.    That we provide documents or other information, and take all reasonable actions to make our officers, directors, employees and agents available to testify truthfully at any interview, investigative testimony, deposition, or judicial proceeding arising as a result of the Commission's investigation of our company.

The Commission's order did not claim any violation of the antifraud provisions of the Federal securities laws, nor did it assess a monetary penalty or fine against us. We cooperated fully with the Commission in its inquiry.

Others

We are also from time to time involved in ordinary litigation incidental to the conduct of our business. We believe that none of our pending litigation, individually and in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers.

Name	Age	Position With Us
Wesley R. Edens (2)	43	Chief Executive Officer and Chairman of the Board of Directors
David J. Grain	42	President
William T. Freeman	43	Executive Vice President, Chief Financial Officer, and Assistant Secretary
Jeffrey S. Langdon	42	Executive Vice President of Sales & Marketing
Ronald G. Bizick, II	37	Executive Vice President of Corporate Development and Operations
Greerson G. McMullen	42	Executive Vice President, General Counsel, and Secretary
Massoud Sedigh	52	Executive Vice President and Chief Information Officer
Robert H. Niehaus (2)	49	Vice Chairman of the Board of Directors
David Abrams (1)	44	Director
Robert H. Gidel (3)	53	Director
Douglas L. Jacobs (2)	57	Director
Howard Rubin (1)	50	Director
Mark Whiting (3)	48	Director

(1) Class I director.

(2) Class II director.

(3) Class III director.

Wesley R. Edens is the Chairman of our board of directors and our Chief Executive Officer. He has served as our Chairman and a director since Global Signal's reorganization in October 2002. He served as our acting Chief Executive Officer from January 31, 2003 until February 11, 2004, when he became our Chief Executive Officer. Mr. Edens has been a Principal and the Chairman of the Management Committee of Fortress Investment Group LLC since co-founding the firm in May 1998. He is the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., an affiliate of Fortress and a REIT listed on the New York Stock Exchange. He has also served as the Chairman of the board of directors and Chief Executive Officer of Eurocastle Investment Limited, an affiliate of Fortress which is listed on the London Stock Exchange, since its inception in 2003. As Chairman of the Management Committee of Fortress Investment Group, he manages and invests in other asset-related investment vehicles and serves on the boards of Fortress Registered Investment Trust and Fortress Investment Trust II. In addition, Mr. Edens served as a director of Capstead Mortgage Corporation beginning in December 1999 and assumed the title of Chairman of the Board, Chief Executive Officer and President in April 2000 until July 2003 when he resigned from all positions. Mr. Edens was the head of Global Principal Finance at Union Bank of Switzerland from May 1997 to May 1998. Prior to joining Union Bank of Switzerland, Mr. Edens was a Partner and a Managing Director of BlackRock Financial Management Inc. from October 1993 to May 1997. In addition, Mr. Edens was a Partner and Managing Director of Lehman Brothers from April 1987 to October 1993. Mr. Edens received a Bachelor of Science in Finance from Oregon State University. He was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

David J. Grain joined us in January 2003 as our President. Prior to joining us, from 2000 to 2003, he served as Senior Vice President at AT&T Broadband in New England, a provider of digital video, high speed Internet and digital phone services to more than two million customers in the region. Prior to leading AT&T Broadband's New England operations, Mr. Grain spent more than a decade in the financial services industry, most recently at Morgan Stanley in New York from 1992 to 2000 where he focused primarily on telecommunications, media and technology companies. Mr. Grain serves on the board of directors of Newcastle Investment Corp., an affiliate of Fortress and a REIT listed on the New York Stock Exchange. Mr. Grain earned a Bachelor of Arts in English from the College of the Holy Cross and a Masters of Business Administration from the Amos Tuck School at Dartmouth College.

William T. Freeman joined us in September 2001 as our Chief Financial Officer and Vice President, and was named Executive Vice President, Chief Financial Officer and Assistant Secretary in February 2004. Prior to joining us, Mr. Freeman was the Chief Financial Officer of WJ Communications, Inc., a manufacturer of RF components from June 2000 to September 2001. Mr. Freeman was the Chief Financial Officer of System One Services, a consulting and staffing agency from November 1997 to June 2000. Mr. Freeman has over 18 years of finance and accounting experience and holds a Master's degree in Accounting from Florida State University and a Bachelor of Science from the University of Kentucky. Mr. Freeman was our Chief Financial Officer at the time of our filing for bankruptcy in May 2002.

Jeffrey S. Langdon joined us in March 2003 as Vice President of Sales and was named Executive Vice President of Sales and Marketing in January 2004. Mr. Langdon began his wireless career in November 1992 with McCaw Wireless in Seattle prior to its merger with AT&T. He held a variety of positions with McCaw/AT&T Wireless until his departure in March 1997, including responsibilities in Sales, System Development and External Affairs. From March 1997 until March 1998, Mr. Langdon founded and operated JSL Wireless Services under contract to AT&T's National Site Development team where he assisted in the development of a Build to Suit program. In March 1998, Mr. Langdon joined SBA Communications in Boca Raton where he was employed until April 2002 as its Vice President of Sales and Marketing, Vice President of Operations and Regional Vice President of the Midwest. From April 2002 through October 2002, Mr. Langdon was self-employed and pursued private interests. From October 2002 until March 2003, Mr. Langdon held the position of Regional Vice President at Tower Resource Management, a wireless management and development firm. Mr. Langdon holds a Bachelor of Arts degree from Whitman College.

Ronald G. Bizick, II joined us in December 2003 as Executive Vice President of Corporate Development and Operations. Prior to joining us, Mr. Bizick served as acting Chief Executive Officer and Partner of Archonix Systems, LLC and its predecessor NTPS, LLC from March 2003 to November 2003, both public safety software and related services providers, where he remains an equity partner and advisory board member. He was self employed, performing various consulting services to wireless and investment companies from February 2002 to March 2003. Mr. Bizick also worked at SBA Communications, another of our main competitors, from February 1990 to January 2002, serving as Executive Vice President and Chief Operating Officer. Mr. Bizick also held various other positions at SBA Communications including Executive Vice President of Operations and Executive Vice President of Sales and Marketing. Mr. Bizick holds a Bachelor of Arts in Business and Communications from the University of Pittsburgh and has completed continuing executive education at Harvard Business School and The Wharton School of Business.

Greerson G. McMullen joined us in July 2004 as Executive Vice President, General Counsel and Secretary. Prior to joining us, Mr. McMullen was with General Electric Company, from December 1996 to June 2004 where he held various executive positions with GE's Transportation, Industrial Systems and Energy divisions. Prior to GE, he was a corporate attorney for Tropicana Products, Inc., from October 1994 to December 1996 and an attorney with the law firms of Sullivan & Cromwell and Kennedy Covington Lobdell & Hickman, L.L.P. Mr. McMullen holds a B.S.F.S. from Georgetown University, School of Foreign Service, and a J.D. from the University of Virginia School of Law.

Massoud Sedigh joined us in May 2003 as Chief Information Officer and was named Executive Vice President and Chief Information Officer in February 2004. Most recently, Mr. Sedigh served as the Chief Information Officer for Shell Trading Company, an energy trading venture, from April 1998 to April 2003. Mr. Sedigh holds a Master of Science in Industrial Management and a Bachelor of Science in Computer Science from SUNY Stony Brook.

David Abrams has served as one of our directors since October 30, 2002. He has been a managing member of Abrams Capital, LLC, an investment firm managing in excess of $800.0 million, whose affiliates are our stockholders, since November 1998. Mr. Abrams has been the managing partner of Pamet Capital Management LLC since January 2002. Mr. Abrams was designated a director pursuant to the Investor Agreement. On March 29, 2004, Arch Wireless and Metrocall Holdings, Inc. announced that they had executed a merger agreement. The merger of these entities was approved by their respective stockholders on November 8, 2004 and was completed on November 16, 2004 to form USA Mobility. Mr. Abrams became a director of the merged entity. Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding Arch Wireless, the merger of Arch Wireless with Metrocall Holdings, Inc. or the surviving entity, USA Mobility. He received a Bachelor of Arts in History from the University of Pennsylvania.

Robert H. Gidel has served as one of our directors since October 30, 2002. Since 1997, Mr. Gidel has been the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships. He is a member of the board of directors of Developers Diversified Realty Corporation, of which he is a member of the audit committee and the governance committee and the chairman of the compensation committee. He is also a trustee of Fortress Registered Investment Trust and Fortress Investment Trust II as well as a manager of Fortress Pinnacle Investment Fund LLC. Fortress Registered Investment Trust, Fortress Investment Trust II and Fortress Pinnacle Investment Fund LLC are affiliates of Fortress Investment Group LLC, our majority stockholder. Since 1996, Mr. Gidel has been the Independent Member of the Investment Committee of the Lone Star Funds (I, II, III & IV). From 1999 until 2001 (when it was sold), he was a member of the board of directors and audit committee of American Industrial Properties, an industrial REIT. Mr. Gidel is a graduate of the Warrington College of Business at the University of Florida. Mr. Gidel was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

Douglas L. Jacobs has served as one of our directors since February 2004. Mr. Jacobs is a member of the board of directors of Hanover Capital Mortgage Holdings, Inc., a publicly traded REIT. Since November 2004, Mr. Jacobs has also been a member of the board of directors of American Capital Access Holding Limited, a private financial guarantee and collateralized debt obligations company, where he is a member of the compensation committee and the risk management committee, and the chairman of the audit committee. From 1988 to 2001, Mr. Jacobs was an Executive Vice President and Treasurer at FleetBoston Financial Group, primarily in funding, securitization, capital management, and asset and liability management activities, as well as securities, derivatives, and mortgage loan portfolios. He also served as a member of the board of directors of Fleet Mortgage Group after its privatization from 1998 to 2002. Prior to joining FleetBoston, Mr. Jacobs was active in a variety of positions at Citicorp over 17 years, culminating in his role as Division Executive of the Mortgage Finance Group. Mr. Jacobs holds a Bachelor of Arts degree in Chemistry from Amherst College and a Masters of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Robert H. Niehaus has served as Vice Chairman of our board of directors since October 2002. He is a Managing Director of Greenhill & Co., Inc., and the Chairman of Greenhill Capital Partners, LLC and GCP 2000, LLC, the entities that control the general partners of one of our principal stockholders, Greenhill Capital Partners. He joined Greenhill & Co., LLC in January 2000 to start Greenhill, a $424.0 million private equity fund focused on the energy, financial services and telecommunications infrastructure industries. Mr. Niehaus is a member of the boards of directors of American Italian Pasta Company, Everlast Energy LLC, EXCO Holdings Inc., and Waterford Wedgwood plc, as well as Heartland Payment Systems, Inc. and several other private companies. Mr. Niehaus was Vice Chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994 to 1999 and was Vice Chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992 to 1999. Mr. Niehaus was also the Chief Operating Officer of Morgan Stanley's merchant banking department from 1996 to 1998. Mr. Niehaus received a Bachelor of Arts from Princeton University and a Master of Business Administration from Harvard Business School. Mr. Niehaus was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

Howard Rubin has served as one of our directors since February 2004. Mr. Rubin is a member of the board of directors and the audit committee of Capstead Mortgage Corporation. He has over twenty years of experience trading mortgage-backed securities. From 1987 to his retirement in 1999, Mr. Rubin was a Senior Managing Director at Bear Stearns, where he ran the Collateralized Mortgage Obligations desk. Mr. Rubin received a Masters of Business Administration from Harvard Business School and a B.S.E. in Chemical Engineering from Lafayette College. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Mark Whiting has served as one of our directors since February 2004. Mr. Whiting is a member of the board of directors and the chairman of the compensation committee of Capstead Mortgage Corporation. In January 1999, Mr. Whiting founded Drawbridge Partners, LLC, an active developer and owner/operator of office and industrial properties throughout the western United States, where he is the managing partner. Mr. Whiting was President and a director of TriNet Corporate Realty Trust, Inc. from May 1993, where he was Chief Executive Officer from May 1996 to September 1998. Mr. Whiting holds a Bachelor of Arts degree from Stanford University and a Masters of Business Administration from the Stanford University Graduate School of Business. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2006, 2007 and 2005, respectively. On March 22, 2004, we held our annual stockholder meeting and all of our class II directors were re-elected for terms that will expire in 2007. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. All officers serve at the discretion of our board of directors.

Director Independence

In March 2005, the board of directors affirmatively determined that Messrs. Jacobs, Rubin, Whiting, Gidel and Abrams are "independent" under Section 303A.02(b) of the New York Stock Exchange, or NYSE, listing standards because none of them had a material relationship with Global Signal. In making this determination, our Board of Directors considered all relevant facts and circumstances, as required by applicable NYSE listing standards.

On November 16, 2004, Arch Wireless and Metrocall Holdings, Inc. merged together to form USA Mobility, Inc., which is currently our largest single customer based on revenues for 2004 (after giving effect to the merger), and one of our directors, David Abrams, is a director of USA Mobility, Inc., Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding USA Mobility.

Committees of the Board of Directors

We have established the following committees of our board of directors:

The audit committee, which:

•	reviews the audit plans and findings of the independent registered public accounting firm and our internal audit and risk review staff, and the results of regulatory examinations and tracks management's corrective action plans where necessary;

•	reviews the responsibilities, budget, compensation and staffing of our internal audit function, and reviews the committee's level of involvement and interaction with our internal audit function, including the committee's line of authority and role in appointing and compensating employees in the internal audit function;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually the independent registered public accounting firm and evaluates their independence and performance, as well as to set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews our risk management processes.

The audit committee is currently chaired by Mr. Jacobs and consists of Messrs. Jacobs, Rubin and Whiting. All three members are "independent" directors as defined under NYSE rules and under section 10A-3 of the Securities Exchange Act of 1934, as amended, making us in full compliance with current NYSE rules regarding audit committee membership.

The nominating and corporate governance committee, which:

•	reviews the performance of the board and incumbent directors and makes recommendations to our board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees;

•	advises the board with respect to the corporate governance principles applicable to Global Signal; and

•	oversees the evaluation of the board and Global Signal's management.

The nominating and corporate governance committee is currently chaired by Mr. Gidel and consists of Messrs. Gidel, Rubin and Whiting. All three members are "independent" directors as defined under the NYSE rules, making us in full compliance with current NYSE rules regarding nominating and corporate governance committee membership.

The compensation committee, which:

•	reviews and recommends to the board the salaries, benefits and equity grants for all employees, consultants, officers, directors and other individuals compensated by us;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines the Chief Executive Officer's compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The compensation committee is currently chaired by Mr. Whiting and consists of Messrs. Whiting, Gidel and Abrams. All three members are "independent" directors as defined under the NYSE rules, making us in full compliance with current NYSE rules regarding compensation committee membership.

Compensation Committee Interlocks and Insider Participation

Compensation decisions during the year ended December 31, 2004 pertaining to executive officer compensation were made by our Chief Executive Officer, Wesley R. Edens, our president, David J. Grain, and our director, Robert H. Niehaus. Our president, David J. Grain, serves as a director of Newcastle Investment Corp., whose Chief Executive Officer, Wesley R. Edens, also serves as the chairman of our board and our Chief Executive Officer. Newcastle Investment Corp. is an affiliate of our largest stockholder, Fortress Investment Group LLC. Our director, Robert H. Niehaus, serves as the Chairman of Greenhill Capital Partners, LLC and GCP 2000, LLC, the entities that control the general partners of our second largest stockholder, Greenhill. We have entered into certain transactions with Fortress and Greenhill as described in "Certain Relationships and Related Party Transactions."

Compensation of Directors

We pay an annual director's fee to each independent director equal to $30,000, payable semi-annually. All members of our board of directors are reimbursed for reasonable expenses and expenses incurred in attending meetings of our board of directors. In addition, an annual fee of $5,000 will be paid to the chairs of each of the audit and compensation committees of our board of directors. Affiliated directors, however, will not be separately compensated by us. Fees to the independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash.

In addition, each independent director is eligible to receive automatic annual stock grants under our Omnibus Stock Incentive Plan, valued at $15,000 based on the fair market value of shares on the date of grant, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of this plan. On April 15, 2004, we modified our board compensation package for independent directors who do not beneficially own 10% or more of our common stock, or "eligible directors". Each member of our board that was an eligible director immediately prior to the consummation of our initial public offering was granted 5,000 shares of common stock under our Omnibus Stock Incentive Plan on the first day following the consummation of the initial public offering. In addition, each of the eligible directors will be granted 5,000 shares of our common stock on each of the first days following: (1) the meeting of stockholders to be held on May 17, 2005 at which directors are to be elected and (2) the meeting of stockholders in 2006 at which directors are to be elected, so long as such eligible director continues to serve as one of our directors on each grant date. An eligible director that receives any of the grants described above during any fiscal year will not be eligible to receive the automatic stock grants under our Omnibus Stock Incentive Plan for that fiscal year. Pursuant to these arrangements, 20,000 shares of common stock, in the aggregate, were granted to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of our initial public offering.

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our Chief Executive Officer and the remaining four most highly compensated executive officers for the years ended December 31, 2002, 2003 and 2004. We refer to these officers as our "named executive officers" in other parts of this prospectus.

Summary Compensation Table

						Long Term Compensation
		Annual Compensation				Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)		Restricted Stock Awards ($)(2)	Securities Underlying Options	All Other Compensation ($)(3)
	2004	—	—	—		—	—	—
Wesley R. Edens	2003	—	—	—		—	—	—
Chief Executive Officer (4)	2002	—	—	—		—	—	—
	2004	200,000	200,000	459,288	(5)	249,982	—	900
David J. Grain	2003	184,102	256,014	59,391	(6)	—	820,000	—
President (3)	2002	—	—	—		—	—	—
William T. Freeman,	2004	200,000	100,000	—		499,990	—	900
Executive Vice President, Chief Financial	2003	200,001	174,414	—		—	—	—
Officer and Assistant Secretary	2002	200,000	340,000	—		—	697,000	—
Ronald G. Bizick, II	2004	200,000	100,000	144,983	(7)	99,977	820,000	900
Executive Vice President of Corporate	2003	16,167	—	—		—	—	—
Development and Operations	2002	—	—	—		—	—	—
Moussoud Sedigh	2004	200,000	100,000	—		99,977	—	900
Executive Vice President and	2003	128,077	1,000	50,000	(8)	—	205,000	—
Chief Information Officer	2002	—	—	—		—	—	—

(1)	For each named executive officer, other than Messrs. Grain, Bizick and Sedigh, the aggregate dollar amount of perquisites or other personal benefits did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.

(2)	The aggregate number of shares underlying the restricted stock awards held as of December 31, 2004 by each named executive officer is as follows: Mr. Grain - 9,469, Mr. Freeman – 18,939, Mr. Bizick – 3,787 and Mr. Sedigh – 3,787. Based on a closing share price of $27.54 as of December 31, 2004, the aggregate value of restricted stock awards held as of such date by each of our named executive officers is as follows: Mr. Grain - $260,776, Mr. Freeman - $521,580, Mr. Bizick - $104,294 and Mr. Sedigh - $104,294.

(3)	Represents 401(k) matching contributions.

(4)	Mr. Edens served as our acting Chief Executive Officer from January 31, 2003 until February 11, 2004, when he was appointed as our Chief Executive Officer. Mr. Edens did not receive any base salary or bonus in 2004 for his services as our Chief Executive Officer.

(5)	This amount includes $457,848, representing relocation payments made on behalf of Mr. Grain.

(6)	This amount represents relocation payments paid to Mr. Grain.

(7)	$143,020 represents relocation payments made on behalf of Mr. Bizick.

(8)	This amount represents relocation payments paid to Mr. Sedigh.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the year ended December 31, 2004, to the named executive officers. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on the Securities and Exchange Commission's requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Fiscal Year Ended December 31, 2004				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
Name			Exercise Price Per Share ($)	Market Price at Date of Grant (2)($)	Expiration Date	5%	10%	0%
Wesley R. Edens	—	—	—	—	—	—	—	—
David J. Grain	—	—	—	—	—	—
William T. Freeman	—	—	—	—	—	—	—	—
Ronald G. Bizick II (1)	205,000	100.00%	8.53	20.00	3/22/2013	$4,929,818	$8,885,694	$2,351,350
	615,000	100.00%	18.00	20.00	3/22/2013	8,965,404	20,833,032	1,230,000
Massoud Sedigh	—	—	—	—	—	—	—	—

(1)	30% of each of the $8.53 options and $18.00 options vested on December 31, 2004. 30% will vest on December 31, 2005. The remaining 40% of each of the $8.53 options and $18.00 options will vest on December 31, 2006. In the event Mr. Bizick is terminated without cause by us (other than by reason of his death or disability) 75% of all of his outstanding options that remain unvested as of that time will automatically vest and become exercisable.

(2)	Prior to the completion of our initial public offering on June 2, 2004, our per-share price was determined by the board of directors. On the date of Mr. Biznick's grant, the market price per share, as determined by the board of directors, was $20.00.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information concerning option exercises and the fiscal year-end values of unexercised options held by the named executive officers in 2004, setting forth the name of the executive officer, the number of shares received upon exercise, or, if no shares were received, the number of securities with respect to which the options were exercised, the aggregate dollar value realized upon exercise, the total number of securities underlying unexercised options held at the end of 2004 and the aggregate dollar value of in-the-money, unexercised options held at the end of 2004.

Name	Shares Acquired on Exercise	Net Realized (1)($)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-The-Money Options at December 31, 2004 (2)
	Vested		Vested	Unvested	Vested($)	Unvested($)
Wesley R. Edens	—	—	—	—	—	—
David J. Grain	20,000	364,400	472,000	328,000	9,937,740	6,935,560
William T. Freeman	20,000	323,400	189,100	487,900	3,955,820	10,316,646
Ronald G. Bizick	—	—	492,000	328,000	5,858,490	3,905,660
Massoud Sedigh	—	—	123,000	82,000	2,600,835	1,733,890

(1)	The value realized is calculated by multiplying (A) the number of securities underlying such options and (B) the difference between (i) the fair market value of our common stock on the date of exercise and (ii) the option exercise price.

(2)	The value of unexercised in-the-money options is calculated by multiplying (A) the number of securities underlying such options by (B) the difference between (i) the closing price of our common stock on the New York Stock Exchange at December 31, 2004 ($27.54) and (ii) the option exercise price.

Omnibus Stock Incentive Plan

The Global Signal Inc. Omnibus Stock Incentive Plan (the "Plan") was originally adopted by our board of directors on October 31, 2002 and subsequently amended and restated on August 20, 2003, with the amended Plan receiving stockholder approval on August 22, 2003. The Plan was further amended and restated on February 11, 2004, with the subsequently amended Plan also receiving stockholder approval on February 11, 2004. The purpose of the Plan is to provide additional incentive to selected management employees, directors and consultants of the Company or any parent or subsidiary in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the growth and success of our business and whose efforts will result in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, awards of restricted shares, deferred shares, performance shares and unrestricted shares.

As of April 29, 2005 a total of 7,715,000 shares of our common stock are reserved for issuance under the Plan, provided however, that on each of the first day of our fiscal years (January 1st), the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (1) 1,000,000 shares or (2) two percent (2%) of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. On January 1, 2005 the number of shares reserved and available for issue increased by 1,000,000 shares to 7,715,000 shares. To the extent section 162(m) of the Internal Revenue Code, or Code, becomes applicable, the maximum aggregate number of shares that are subject to stock options that may be granted to any individual during any fiscal year is 2,000,000.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the "plan administrator"). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, key employees, and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

We may issue incentive stock options or non-qualified stock options under the Plan. The incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code and may only be granted to employees of the Company or of its parents or subsidiaries. The option exercise price of all stock options granted under the Plan will be determined by the administrator, except that any incentive stock option or any stock option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of incentive stock options granted to stockholders who own greater than 10% of the voting stock will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the plan will be determined by the administrator, but may not exceed ten years (five years for incentive stock options granted to stockholders who own greater than 10% of the voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as nonqualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the administrator in the applicable stock option agreement.

Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than cause, retirement, disability or death, such optionee's stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and will expire thereafter. Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service due to retirement, disability or death, such optionee's stock options (to the extent exercisable at time of such termination) generally will remain exercisable until one year after such termination and will expire thereafter. Stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding stock options will expire at the commencement of business on the date of such termination.

In the event of a change in control (as defined below), unless each outstanding stock option is assumed, continued or substituted pursuant to the change in control transaction's governing document, such stock options will become fully vested and exercisable immediately prior to the effective date of such change in control and will expire upon the effective date of such change in control. If a change in control transaction occurs which is a qualifying asset sale (as defined in the Plan) or which includes a continuation, assumption or substitution of stock options, and an optionee's employment with the Company or any acquiring entity or affiliate thereof is terminated by the employer other than for cause on or after the effective date of the change in control but prior to the first anniversary of the effective date of the change in control, the optionee's outstanding options will become fully vested and exercisable as of such date. The term "change in control" generally means the first to occur of (1) any person becoming the beneficial owner of more than 50% of the total voting power of the then outstanding voting stock and (2) a sale of all or substantially all of the assets of the Company to another entity where stockholders of the Company immediately prior to the asset sale do not own 50% or more of the total voting power of the purchasing entity in substantially the same proportions as their ownership of the Company prior to such asset sale.

In the event of a dissolution or liquidation of the Company, the administrator may permit optionees to exercise stock options, including stock options that would not otherwise be exercisable, until ten days prior to such transaction. To the extent not exercised, these stock options will terminate immediately prior to the proposed transaction.

Stock appreciation rights ("SARs") may be granted under the Plan either alone or in conjunction with all or part of any stock option granted under the Plan. A stand-alone SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. An SAR granted in conjunction with all or part of a stock option under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related stock option. In the event of a participant's termination of employment or service, stand alone SARs will be exercisable at such times and subject to the terms and conditions determined by the plan administrator at or after grant, while SARs granted in conjunction with all or part of a stock option will be exercisable at such times and subject to terms and conditions as set forth for the related stock option.

Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and shares of preferred stock generally have all of the rights of a stockholder. With respect to deferred shares, during the restricted period, subject to the terms and conditions imposed by the plan administrator, the deferred shares may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreements, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant's termination of employment or service, a participant's death or disability or occurrence of a change in control as defined in the applicable award agreement.

The Plan provides that each of our non-employee directors (as defined in the Plan) will automatically receive annual awards of our common stock with an aggregate fair market value of $15,000, valued as of the date of grant, on the first business day after our annual meeting of stockholders, commencing in 2005, and each annual meeting thereafter during which the Plan is in effect. On April 15, 2004, we amended the Plan for each of our non-employee directors (as defined in the Plan) who do not beneficially own 10% or more of our common stock, or "eligible directors". Each member of our board who was an eligible director immediately prior to the consummation of our initial public offering was granted 5,000 shares of our common stock under the Plan on the first day following the consummation of our initial public offering. In addition, each of the eligible directors will be granted 5,000 shares on each of the first days following 1) the meeting of stockholders in 2005 at which directors are to be elected and 2) the meeting of stockholders in 2006 at which directors are to be elected, so long as such eligible director continues to serve as one of our directors on each grant date. An eligible director who receives any of the grants described in the preceding sentence during any fiscal year will not be eligible to receive the automatic stock grants under the Plan for that fiscal year.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Plan, (2) the maximum number of shares that may be granted to any participant in any calendar year, (3) the kind, number and exercise price subject to outstanding stock options and SARs granted under the Plan, and (4) the kind, number and purchase price of shares subject to outstanding awards of restricted shares, deferred shares and performance shares granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

The terms of the Plan provide that the board may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law or stock exchange requirements. The Plan will terminate on November 1, 2012.

In connection with the 2004 restricted stock awards, we executed several restricted stock award agreements with certain employees, including those listed below, pursuant to the Plan. Agreements were made with the following officers: David J. Grain (9,469 restricted shares), William T. Freeman (18,939 restricted shares), Jeffrey S. Langdon (15,151 restricted shares), Ronald G. Bizick II (3,787 restricted shares), Massoud Sedigh (3,787 restricted shares), Greerson G. McMullen (9,469 restricted shares), Camille Blommer (1,893 restricted shares) and Thomas Guard (3,787 restricted shares).

We issued to the employee restricted shares of our common stock, par value $0.01 per share, effective as of the grant date. The interest of the employee in the restricted stock shall vest as to one-third of such restricted stock on the third anniversary of the grant date, and as to an additional one-third on each succeeding anniversary date, so as to be 100% vested on the fifth anniversary thereof, conditioned upon the employee's continued employement with us as of each vesting date. Notwithstanding the foregoing, one-third of the restricted stock of the employee shall vest, and the remainder of the restricted stock shall be forfeited, upon a termination of the employee's employment due to the employee's death, by us other than for cause or by the employee for good reason. 100% of the then unvested restricted stock of the employee shall vest in the event of both (i) a change of control and (ii) employee's employment is terminated other than for cause or employee terminates his or her employment for good reason within 12 months of the change of control. Except as otherwise set forth in the agreement, if the employee's employment with us is terminated for any reason, the restricted stock subject to the provisions of the agreement which has not vested at the time of the employee's termination of employment shall be forfeited by the employee, and ownership transferred back to us. The restricted stock may not be sold, pledged or otherwise transferred until the restricted stock becomes vested. The employee shall have all the rights of a shareholder, including the right to vote and receive cash dividends, with respect to the restricted stock.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

We have entered into employment agreements with each of Messrs. Grain, Freeman and Bizick and into a written and accepted employment offer with Mr. Sedigh.

The agreement for Mr. Grain became effective on January 31, 2003, and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. The agreement for Mr. Freeman became effective on November 1, 2002 and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. The agreement for Mr. Bizick became effective on December 1, 2003, and provides for a three year term that will automatically renew for consecutive one year extensions unless written notice to the contrary is provided to the other party. Mr. Sedigh's employment offer was signed by him on April 10, 2003, and provides that he is an at-will employee. Each of the agreements for Messrs. Grain, Freeman and Bizick contain confidentiality, non-competition and non-solicitation provisions effective through the term of the agreement and for a period of twelve months thereafter.

In the event Mr. Grain's employment is terminated by us for any reason other than for cause (except by reason of his death or disability) or by Mr. Grain for good reason, Mr. Grain will be entitled to a severance payment of $425,000 and his outstanding options will vest immediately and remain exercisable for three years after such termination. In the event Mr. Grain's agreement has expired as a result of our decision not to extend the agreement and Mr. Grain is subsequently terminated under circumstances that would have constituted termination without cause or with good reason under the agreement, his outstanding previously vested options will remain exercisable for three years after such termination.

Mr. Grain's employment agreement, effective January 31, 2003, provided that, as a relocation benefit, we would reimburse him for the difference between the sale price of his West Newton, Massachusetts residence and a specified minimum price, as described in that agreement. Mr. Grain's employment agreement was amended on January 15, 2004 to provide that in the event he is unable to sell his West Newton, Massachusetts residence on or prior to January 10, 2004 for the Minimum Price (as set forth in his employment agreement) and Mr. Grain is able to find a purchaser, on or prior to April 30, 2004, who has contracted to purchase such residence, we will purchase the residence from Mr. Grain for the Minimum Price, provided Mr. Grain agrees to assign the contract for sale entered into by Mr. Grain and the purchaser to us, subject to the condition subsequent that such contract for sale be consummated. Mr. Grain entered into a contract for the sale of his residence which closed on February 27, 2004. Our net cash cost, after the sale of the residence under the assigned contract for sale, was $457,848.

In the event Mr. Freeman's employment is terminated by us for any reason other than for cause or upon a change in control of Global Signal, all of his outstanding options will vest immediately and remain exercisable for 90 days plus the number of days remaining, if any, in the then operative "closed period" during which Mr. Freeman would be precluded from trading Global Signal's shares pursuant to agreement or applicable insider trading rules. In addition, if Mr. Freeman's employment is terminated by us for any reason other than for cause, he will be entitled to the following severance payment and benefits for twelve months after such termination, as long as he is not in breach of the non-competition, preservation of trade secrets and non-trade secret protectible business interest provisions contained in the agreement: (1) base salary (at a rate then in effect), (2) continued use of the company provided cell phone and vehicle and (3) employee benefits afforded to senior management excluding 401(k) plan participation.

In the event that Mr. Bizick's employment is terminated by us for any reason other than cause or by Mr. Bizick for good reason, Mr. Bizick shall be entitled to receive payment of any accrued and owing salary for the applicable period plus a lump sum payment equal to one year's base salary at its then current rate and the prior year's bonus. If such a termination of employment occurs after June 30, 2004, then 75% of his outstanding options that remain unvested as of the termination will become automatically vested and exercisable.

In the event that Mr. Sedigh's employment is terminated by us for non-cause, Mr. Sedigh shall be entitled to receive payment of any accrued and owing salary for the applicable period plus a lump sum payment equal to six month's base salary at its then current rate, and COBRA benefits.

On February 5, 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and Global Signal Inc. agreed to assign all of their respective rights and Global Signal Services LLC, our wholly owned service company, agreed to assume all of Pinnacle Towers' and Global Signal's obligations under all employment agreements and offer letters.

Subsequently, we entered into an employment agreement with Mr. McMullen effective June 18, 2004, which provides for at-will employment. The agreement provides for an annual base salary of $200,000, which may not be reduced without Mr. McMullen's approval. The agreement also provides for a signing bonus of $100,000 (reducible by the cost of relocation expenses that were billed directly to or reimbursed by us).

Mr. McMullen has an opportunity to earn an annual discretionary bonus with a target of 100% of his base salary each calendar year in which he is employed by us, according to our bonus policy and taking into account our success and Mr. McMullen's contribution to that success. With respect to 2004, he was guaranteed a bonus equal to 100% of his 2004 base salary.

In the event Mr. McMullen's employment is terminated by us for any reason other than for cause or by Mr. McMullen for good reason (within 30 days of the occurrence of circumstances giving rise to good reason), Mr. McMullen will be entitled to a lump sum severance payment equal to one half of one year's base salary. If, however, we terminate Mr. McMullen's employment without cause prior to the first anniversary of the date on which Mr. McMullen actually commenced work, he will be entitled to the greater of (a) a lump sum severance payment equal to one half of one year's base salary and (b) the amount Mr. McMullen would have earned by such date (assuming payment of the guaranteed 2004 bonus, but no other bonus). Payment of any severance is conditioned on Mr. McMullen's execution of a separation agreement (which includes a general release of claims) and Mr. McMullen's compliance with his non-compete, no solicitation and confidentiality agreement. The severance payment is in lieu of any amount that Mr. McMullen would be entitled to under our severance policy, if any, then in effect.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pinnacle Towers Acquisition Holdings LLC

On February 5, 2004, we closed a securitization transaction and repaid all amounts outstanding under our old credit facility with Bank of America, N.A. See "Description of Certain Indebtedness." Our old credit facility included covenants requiring consent from our lenders for transactions, including certain acquisitions. On September 23, 2003, 99% of our stockholders, in the same proportion as their ownership of Global Signal, formed a new company, Pinnacle Towers Acquisition Holdings LLC, or Pinnacle Acquisition, then known as Pinnacle Towers Acquisition Inc., for the purpose of acquiring and operating telecommunications sites and certain related assets through an entity not constrained by our old credit facility. These stockholders participated by becoming stockholders in Pinnacle Acquisition such that each participating stockholder's proportionate ownership of the outstanding common stock of Pinnacle Acquisition equaled its proportionate ownership of our outstanding common stock. At formation of Pinnacle Acquisition, Fortress Pinnacle Investment Fund LLC and FRIT PINN LLC collectively held 60.0% of its common stock. Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. collectively held 20.7% of Pinnacle Acquisition's common stock. Whitecrest Partners, L.P., Abrams Capital Partners I, L.P., 222 Partners, LLC, Abrams Capital Partners II, L.P. and Great Hollow International, LP collectively held 14.1% of Pinnacle Acquisition's common stock. Calm Waters Partnership, Strong Special Investment L.P., Harbour Holdings, Ltd., Walter Morris, Strong Qwest L.P. and Charles A. Paquelet collectively held 3.9% of Pinnacle Acquisition's common stock. The remaining stockholders collectively held 1.3% of Pinnacle Acquisition's common stock.

On October 29, 2003, each stockholder of Pinnacle Acquisition granted to us an option to purchase all, but not less than all, of its shares of Pinnacle Acquisition at a purchase price equal to their par value plus interest on that par value at an annual rate of 10%. The terms of the option provided that it became exercisable at any time upon the repayment of all amounts under our old credit facility. In connection with the close of our securitization transaction and the repayment of our old credit facility, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition and on February 6, 2004, Pinnacle Acquisition became our wholly owned subsidiary. The aggregate purchase price pursuant to the option was approximately $21,000.

At the time of our acquisition of the outstanding common stock of Pinnacle Acquisition on February 5, 2004, it owned 67 communications sites primarily located in the southeastern United States. These assets had a net book value of $26.9 million and there were other current assets of $0.4 million. The acquisition of these assets was financed with borrowings under the credit facility of which $28.0 million was outstanding on February 5, 2004. These assets were originally acquired on December 4, 2003 from TowerCom Enterprises LLC and its affiliates for approximately $26.3 million, plus fees and expenses.

On September 23, 2003, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, entered into a management agreement with Pinnacle Acquisition whereby it agreed to provide, for a specified management fee, certain site management, marketing and operating services for telecommunications sites owned by Pinnacle Acquisition through its wholly owned subsidiary, Pinnacle Towers Acquisition LLC. The aggregate management fee our subsidiary received under the agreement until Pinnacle Acquisition became our wholly owned subsidiary was approximately $77,000. On February 5, 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., assigned its rights and obligations under this management agreement to Global Signal Services LLC, one of our wholly owned subsidiaries.

Monitoring Fee

At our board meeting on December 4-5, 2003, the board passed a resolution renewing the annual monitoring fee of $2.0 million for the one year period from November 1, 2003 to October 31, 2004 to Fortress Pinnacle Acquisition LLC and Greenhill. This monitoring fee was provided as compensation for consulting and management advisory services and analysis, including assistance in our reorganization and the re-engineering of our business process, assistance in identifying, recruiting and hiring our executives, assistance in forming and executing our capital management strategy and assistance in executing our acquisition strategy, as were requested by us and provided by Fortress and Greenhill. Fortress, Greenhill and Global Signal are parties to an Investor Agreement, dated November 1, 2002, as amended October 29, 2003, and which was amended and restated on March 31, 2004. Section 4.1 of the original Investor Agreement permitted the payment of the monitoring fee and the provision of services in connection therewith to be renewed on an annual basis by the vote of a majority of our board that includes the vote of at least one director who is not a designee of either Fortress or Greenhill or an "Affiliate" or "Associate" (each, as defined in the Investor Agreement) thereof or a member of our management and who is not, directly or indirectly, receiving compensation for such vote. Our board of directors approved the resolution, in compliance with the Investor Agreement, with Mr. David Abrams voting. In 2002, we made monitoring fee payments equal to $0.3 million and during the calendar year 2003 we made monitoring fee payments equal to $2.5 million, of which $2.0 million was to cover our obligations for 2003 and $0.5 million was for the first quarter of 2004. We believe the monitoring fee represented an arm's length transaction at pricing consistent and competitive with those of other unrelated companies that provide such services. Pursuant to our Amended and Restated Investor Agreement, the monitoring fee was terminated upon the consummation of our initial public offering and Fortress and Greenhill waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004. Wesley R. Edens, our Chief Executive Officer and Chairman of our board of directors, is the Chief Executive Officer and Chairman of the board of directors of Fortress. Robert H. Niehaus, Vice Chairman of our board of directors, is the Chairman of entities that control the general partners of Greenhill.

Broadcast Towers, Inc.

In February 2003, our largest operating subsidiary based on revenues for 2003, Pinnacle Towers LLC, or Pinnacle Towers, then known as Pinnacle Towers Inc., sold the capital stock of Broadcast Towers, Inc., or BTI, to former Pinnacle Towers President Ben Gaboury for ten dollars. Pinnacle Towers acquired this entity in August 2000, prior to our reorganization for an aggregate purchase price of $14.2 million. BTI's primary business was the management of in-building telecommunication access via building risers. In 2002, BTI generated negative cash flow as a result of the loss of BTI's four largest customers and, as such, we recognized impairment losses to fully write-off the net book value of these assets. Because we considered BTI's business to be non-core to our business strategy and because of the continuing losses and negative cash flow BTI was generating, we determined that the disposal of this business was in our best interest. After conducting a comparative analysis of the liabilities associated with exiting BTI's remaining contractual obligations, servicing those obligations until their expiration and the cost of terminating BTI's remaining employees, the board of directors resolved on January 27, 2003 to dispose of the capital stock of BTI and sell it to Mr. Gaboury for ten dollars.

Amended and Restated Investor Agreement

General

We entered into the Investor Agreement dated as of November 1, 2002, as amended October 29, 2003, with Fortress Pinnacle Acquisition LLC, Greenhill and electing noteholders of our 10% Senior Discount Notes due 2008. These electing noteholders included Abrams Capital, LLC and its affiliates as follows: Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Abrams Capital International L.T.D. and Whitecrest Partners, L.P. Other electing noteholders include the following entities: FRIT PINN LLC, Calm Waters Partnership, Highbridge Capital Management /Z Special Opportunities LLC, Strong Special Investment, Harbour Investments Ltd., Arbiter Partners, L.P., Walter Morris, Strong Qwest L.P., John Constable, Marjorie S. Isaac Trust-Irving Isaac (Marital Trust) and Charles A. Paquelet.

The Investor Agreement was amended and restated on March 31, 2004, such that effective upon the consummation of our initial public offering in June 2004 the rights of the parties to the agreement, other than registration rights, were terminated. We made no payments in connection with the amendment and restatement. We have included a summary of the Investor Agreement prior to the amendment and restatement following this summary of the Amended and Restated Investor Agreement.

The following is a summary of material provisions of the Amended and Restated Investor Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Investor Agreement, a copy of which was filed as an exhibit to the registration statement for our initial public offering.

Registration Rights

We have granted to Fortress Pinnacle Acquisition LLC, Greenhill and Abrams Capital Partners II, L.P. and certain of their related partnerships and their respective permitted and third party transferees to the extent that any of them or their permitted or third party transferees together with their respective permitted transferees holds 5% of our issued and outstanding common stock (each, a "Stockholder"), "demand" registration rights that allow the Stockholders to request that we register under the Securities Act of 1933 an amount equal to or greater than 5% of our stock held by such Stockholders together with their respective affiliates. Each Stockholder is entitled to an aggregate of three demand registrations. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within six months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.

We have granted the Stockholders "piggyback" registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by us, other than those public offerings on registration statements on Forms S-4 or S-8. The "piggyback" registration rights of these Stockholders are subject to proportional cutbacks by the underwriters in the manner described in the Amended and Restated Investor Agreement. The Stockholders have agreed to waive the "piggyback" registration rights in connection with this offering.

We have granted Fortress, Greenhill and their respective permitted transferees the right to request shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, each Stockholder may elect to participate in the shelf registration within ten days after notice of the registration is given.

We have agreed to indemnify each selling stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus, unless such liability arose from the selling stockholder's misstatement or omission. The selling stockholder agrees to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the Amended and Restated Investor Agreement, and the selling stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the agreement.

Investor Agreement

Prior to its amendment and restatement on March 31, 2004, the Investor Agreement dated as of November 1, 2002, as amended October 29, 2003, provided "demand" registration rights to Fortress Pinnacle Acquisition LLC, Greenhill and electing noteholders of our 10% Senior Discount Notes due 2008 (collectively, the "Investors"), so long as they held at least 5% of the then outstanding amount eligible to be registered. In addition, we granted "piggyback" registration rights to the Investors and the right to request shelf registration on Form S-3 to Fortress, Greenhill and their respective permitted transferees. We also granted preemptive rights to each Investor, so long as it and its affiliates owned at least 10% of the outstanding registrable securities as described in the Investor Agreement. Fortress, Greenhill and Abrams waived their registration and preemptive rights under the Investor Agreement with respect to our initial public offering.

We were also required to pay Fortress and Greenhill (on a pro rata basis) an annual monitoring fee of $2.0 million, paid on a quarterly basis, for the period between November 1, 2002 and October 31, 2003, constituting compensation for consulting and management advisory services and analysis. The monitoring fee and the provision of services in connection with it were renewable on an annual basis by a vote of a majority of our board of directors, including the vote of at least one director who was not a designee of Fortress, Greenhill or their affiliates or a member of our management and who received no compensation for such vote. Pursuant to the terms of the Investor Agreement, we renewed the annual monitoring fee of $2.0 million for the one-year period from November 1, 2003 to October 31, 2004. In 2002, we made monitoring fee payments equal to $0.3 million and in 2003 we made monitoring fee payments equal to $2.5 million, of which $2.0 million covered our obligations for 2003 and $0.5 million was for the first quarter of 2004. Pursuant to our Amended and Restated Investor Agreement, the monitoring fee terminated upon the consummation of our initial public offering. Fortress and Greenhill waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004.

The Investor Agreement also required the Investors to vote the voting stock they beneficially owned to elect certain directors, including those designated by Fortress, Greenhill and Abrams. In addition, we agreed not to take, or to allow our subsidiaries to take, a number of actions without first obtaining approval from Fortress and Greenhill. Pursuant to the terms of the Amended and Restated Investor Agreement, upon consummation of our initial public offering, we and our subsidiaries were no longer required to obtain the approval of Fortress and Greenhill prior to taking any action.

In addition, pursuant to the terms of the Investor Agreement, each Investor had tag-along rights if Fortress or Greenhill proposed to sell shares of our common stock and drag-along rights if either Fortress or Greenhill held over 55% of the shares of our common stock (or both Fortress and Greenhill acting together) and proposed to sell all of their registrable securities as described in the Investor Agreement. In addition, if any Investor proposed to sell any of its registrable securities as described in the Investor Agreement, it must notify other Investors holding (together with their affiliates) more than 10% of the registrable securities outstanding at the time of the proposed sale and those Investors had the right to purchase a pro rata portion of the offered securities at the offered price. Each Investor also agreed not to transfer its shares for two years unless the transfer was made with both Fortress' and Greenhill's consent, or the transfer was to certain permitted transferees as stated in the Investor Agreement.

On October 29, 2003, the Agreement was amended to allow the transfer of pledged stock to Morgan Stanley Asset Funding Inc. or to any person upon foreclosure or the exercise of other remedies under the Pledge Agreement among Fortress Pinnacle Acquisition, Greenhill Capital Partners and other Pledgors dated October 29, 2003. Upon the transfer to Morgan Stanley of the capital stock held by Greenhill Capital Partners and/or Fortress Pinnacle Acquisition, the amendment provided that payment of the monitoring fee to Fortress and Greenhill will cease when they collectively own or control 50% or less of our capital stock.

February 2004 Mortgage Loan Debt

On February 5, 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan, the February 2004 mortgage loan, made payable to a newly formed trust, Global Signal Trust I, which we refer to as the February 2004 mortgage loan. We do not have any equity ownership interest in Global Signal Trust I and we are not its primary decision maker. The February 2004 mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 or our communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures including our rights under substantially all of our site management agreements, tenant leases (excluding tenant leases for sites referred to in (1) above) and a management agreement with Global Signal Services LLC and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the ownership interests of Pinnacle Towers from its direct parent). Global Signal Trust I simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the February 2004 mortgage loan. The commercial mortgage pass-through certificates were rated AAA through B by two rating agencies. See "Description of Certain Indebtedness — The February 2004 Mortgage Loan."

Two affiliates of Fortress purchased from the underwriters $63.0 million of $73.0 million B and BB rated pass-through certificates at a price to yield of approximately 9% on a blended basis, and the balance of the B and BB rated pass-through certificates were sold on identical terms to an independent third party mutual fund.

December 2004 Mortgage Loan Debt

On December 7, 2004, our operating subsidiary, Pinnacle Towers Acquisition Holdings LLC, and five of its direct and indirect subsidiaries borrowed $293.8 million under a mortgage loan made payable to a newly formed trust, Global Signal Trust II, which we refer to as the December 2004 mortgage loan. We do not have any equity ownership interest in Global Signal Trust II and we are not its primary decision makers. The December 2004 mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in substantially all of their wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers Acquisition Holdings LLC from its direct parent, Global Signal Holding III LLC). Global Signal Trust II simultaneously issued $293.8 million in commercial mortgage pass-through certificates with terms identical to the December 2004 mortgage loan. The commercial mortgage pass-through certificates were rated AAA through BB− by two rating agencies. See "Description of Certain Indebtedness — The December 2004 Mortgage Loan."

An affiliate of Fortress purchased from the underwriters $17.0 million. BB rated pass-through certificates at a price to yield of approximately 6.376% and the balance of the BB rated pass-through certificates were sold on identical terms to other independent parties.

Options

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to Mr. Kevin Czinger, a former employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004, in exchange for his agreement to provide financial advisory services to us over an expected three-year period. Of these options, 30% vested on January 9, 2003, 30% vested on December 31, 2004, and the remaining 40% were scheduled to vest on December 31, 2005. Half the options have an exercise price of $5 per share and the remainder have an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the one-time special distribution declared and paid to our stockholders on February 5, 2004. Upon the completion of our internal restructuring program, including the installation of an experienced management team, we terminated Mr. Czinger's consulting arrangement in March 2004 and the vesting of the outstanding options was modified. After modification, he was entitled to exercise 246,000 shares at an exercise price of $4.26 and 246,000 shares at an exercise price of $8.53 until December 31, 2004. The remaining options to acquire 328,000 shares of common stock expired upon his termination pursuant to the terms of the award. As of December 31, 2004 all of his options have been exercised. We follow SFAS No. 123 and EITF issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to this individual. In 2003, we measured the related compensation expense as the options vested and recognized an expense of $1.5 million. In the year ended December 31, 2004, as a result of the services provided before the termination, the termination of this agreement and the resulting modification, we recognized an expense of $2.6 million related to these options. There will be no future expense related to this individual's options.

Warrants

As part of our reorganization, warrants to purchase 418,050 shares of our common stock at $10 per share, exercisable until October 31, 2007 were issued to Fortress and 197,088 of such warrants were issued to Abrams Capital, LLC and certain of its affiliates in connection with the cancellation of $187.6 million of the 5 1/2% convertible subordinated notes due 2007 (representing approximately 1% of our equity capitalization at November 1, 2002). This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special distribution declared and paid on February 5, 2004. On March 5, 2004, Abrams Capital, LLC and certain of its affiliates exercised warrants to purchase 197,088 shares of common stock, at an exercise price of $8.53 per share of common stock. On April 5, 2004, Fortress exercised 418,050 warrants for an equal number of shares of common stock, at an exercise price of $8.53 per share of common stock.

Old Credit Facility

Our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, formerly known as Pinnacle Towers Inc., together with 13 of its direct and indirect subsidiaries, was a party to an amended and restated credit facility, our old credit facility, which provided a term loan with outstanding borrowings totaling $235.0 million at December 31, 2003. Our old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. Prior to our repayment of the old credit facility, this bank debt had been actively traded. As of December 31, 2003, FRIT PINN LLC and FIT PINN BL LLC, both of which are affiliates of Fortress (which, after giving effect to this offering, will beneficially own approximately 43.4% of our outstanding common stock), owned, respectively, approximately $7.0 million and approximately $7.5 million of the outstanding bank debt through a participation agreement with one of the syndicate lenders. Greenhill (which, after giving effect to this offering, will beneficially own approximately 14.8% of our outstanding common stock), owned up to approximately $5.6 million of the outstanding bank debt between December 2001 and October 2003 also through a participation agreement. Greenhill reports that it sold all of the outstanding bank debt by October 2003.

Options Granted to Fortress and Greenhill

In connection with our initial public offering and for purposes of compensating Fortress and Greenhill for their successful efforts in raising capital in our initial public offering, we granted and our stockholders approved options to FRIT PINN LLC and Greenhill, or affiliates of such entities, to purchase shares of our common stock equal to an aggregrate of 10% of the number of shares to be issued in that offering in the following amounts (1) for FRIT PINN LLC (or its affiliates), the right to acquire 644,000 shares which is equal to 8% of the number of shares issued in our initial public offering (which right FRIT PINN LLC subsequently transferred to Fortress Registered Investment Trust with our consent) and (2) for Greenhill (or its affiliates), the right to acquire 161,000 shares which is equal to 2% of the number of shares issued in our initial public offering all at an exercise price of $18.00 per share which is equal to our initial public offering price per share. All of the options are immediately vested and exercisable and will remain exercisable for ten years. The services provided by Fortress and Greenhill included advice with respect to selection of underwriters and counsel, deal structuring and timetable planning, document preparation and financial advisory services. On December 20, 2004, we issued 32,200 shares of our common stock to Greenhill pursuant to an exercise of a portion of the stock options. As of April 29, 2005, options to acquire 772,800 shares remain outstanding.

Fortress Pledge Shelf Registration Statement

On December 21, 2004, Fortress, our largest stockholder, informed us of the following:

An affiliate of Fortress entered into a credit agreement, dated as of December 21, 2004, with Bank of America, N.A., Morgan Stanley Asset Funding Inc., affiliates of the representatives of the underwriters, the other lenders parties thereto and Banc of America Securities LLC. Pursuant to the credit agreement, the affiliate has borrowed $160.0 million from the lenders thereunder and this amount has been secured by, among other things, a pledge by the affiliate of a total of 19,162,248 shares of our common stock owned by such affiliate. The term of the credit agreement is 18 months. The 19,162,248 shares of common stock represents approximately 37% of our issued and outstanding common stock as of December 21, 2004.

The credit agreement contains representations, covenants and default provisions, and also requires prepayment of a portion of the borrowings by the affiliate in the event the trading price of our common stock decreases below $15.65 per share and prepayment or payment in full at prices below certain other lower specified levels. In the event of a default under the credit agreement by the affiliate, the lenders thereunder may foreclose upon and sell any and all shares of common stock pledged to them. The affiliate has agreed in the credit agreement to exercise its right to cause us to file a shelf registration statement pursuant to the Amended and Restated Investor Agreement dated as of March 31, 2004 among us, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein. The registration statement will cover sales by the lenders of shares of the pledged common stock in the event of a foreclosure by any of them and is required to be filed by June 6, 2005 pursuant to the credit agreement.

We are not a party to the credit agreement and have not made any representations or covenants and have no obligations thereunder. Mr. Wesley Edens, our Chief Executive Officer and Chairman of our board of directors owns an interest in Fortress and is the Chairman of its Management Committee.

Greenhill Pledge Shelf Registration Statement

On February 16, 2005, Greenhill informed us as follows:

An affiliate of Greenhill entered into a credit agreement, dated as of February 16, 2005, with Morgan Stanley Mortgage Capital, Inc., an affiliate of one of the representatives of the underwriters, as Administrative Agent and certain lenders. Pursuant to the credit agreement, the affiliate has borrowed $70.0 million from the lenders thereunder and this amount has been secured by, among other things, a pledge by the affiliate of a total of 8,383,234 shares of our common stock owned by such affiliate, representing approximately 16.1% of our issued and outstanding common stock as of February 16, 2005.

The credit agreement contains customary default provisions and also requires prepayment of a portion of the borrowings by the affiliate in the event the trading price our common stock decreases below $15.65 and prepayment in full at prices below certain other lower specified levels. In the event of a default under the credit agreement by the affiliate, the lenders thereunder may foreclose upon any and all shares of common stock pledged to them. The affiliate has agreed in the credit agreement to exercise its right to cause us to file a shelf registration statement pursuant to the Amended and Restated Investor Agreement dated as of March 31, 2004 among us, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein. The registration statement will cover sales by the lenders of shares of the pledged common stock in the event of a foreclosure by any of them and is required to be filed by June 6, 2005 pursuant to the credit agreement.

We are not a party to the credit agreement and have no obligations thereunder. Mr. Robert H. Niehaus, the Vice Chairman of our Board of Directors, owns an interest in the private equity funds managed by Greenhill Capital LLC and is the Chairman of Greenhill Capital LLC which acts as the general partner of the manager of the borrower and of one of our principal stockholders, Greenhill Capital Partners, L.P.

Investment Agreement

On February 14, 2005, Global Signal, Sprint, and certain Sprint subsidiaries entered into an agreement to contribute, lease and sublease, which we refer to as Agreement to Lease, pursuant to which we agreed to lease or, if certain consents have not been obtained, operate, for a period of 32 years over 6,600 wireless communications tower sites and the related towers and assets from one or more newly formed special purpose entities of Sprint under one or more master leases for which we have agreed to pay approximately $1.2 billion as prepaid rent. Also on February 14, 2005, in connection with the execution of the Agreement to Lease, we entered into an Investment Agreement. The Investors consist of the following entities:

•	Fortress Investment Fund II LLC, a Delaware limited liability company, or FIF II, an affiliate of our largest stockholder, Fortress;

•	Abrams Capital Partners II, L.P., a Delaware limited partnership, Abrams Capital Partners I, L.P.,

a Delaware limited partnership, Whitecrest Partners, L.P., a Delaware limited partnership, Abrams Capital International, LTD, a Cayman Islands limited liability company and Riva Capital Partners, L.P., a Delaware limited partnership, affiliates of our third largest stockholder, Abrams Capital, LLC (collectively the "Abrams Investors"); and

•	Greenhill Capital Partners, L.P., a Delaware limited partnership, which together with its affiliates, is our second largest stockholder, and the following affiliates of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Executive), L.P., a Delaware limited partnership, Greenhill Capital L.P., a Delaware limited partnership, Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership, and Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership (collectively the "Greenhill Investors").

Under the Investment Agreement, the Investors committed to purchase, at the closing of the transaction with Sprint, up to $500.0 million aggregate commitment of our common stock, at a price of $25.50 per share. The $500.0 million aggregate commitment from the Investors will automatically be reduced by (1) the amount of net proceeds received by us pursuant to any offering of our equity securities prior to such date, and (2) the amount of any borrowings in excess of $750.0 million outstanding prior to such date under any credit facility or similar agreements provided to Global Signal in connection with the transaction with Sprint, provided that the Investors' aggregate commitment will not be reduced below $250.0 million. Pursuant to the terms of the Investment Agreement, each of FIF II, the Abrams Investors and the Greenhill Investors shall purchase such number of shares of common stock equal to 48%, 32% and 20%, respectively, of the total number of shares of common stock to be purchased under the Investment Agreement. The purchase of the shares by the Investors is conditioned upon the occurrence of the closing of the transaction with Sprint, and will close simultaneously with such transaction. In the event an Investor fails to purchase the shares of common stock it is obligated to purchase, the other Investors have the right, but not the obligation, to purchase such shares. The issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.

Option Agreement

If we do not complete an offering of our equity securities prior to the closing of the Sprint transaction, under an Option Agreement with us, the Investors will issue to us, at the closing of the Investment Agreement, a one-time option to purchase from the Investors a number of shares of common stock having a value equal to the difference between the total consideration paid by the Investors for the common stock at the closing of the Sprint transaction and $250.0 million. Pursuant to the Option Agreement, we would have the option to purchase the shares at a price per share of $26.50. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing of the Sprint transaction. The option will be non-transferable. If we were to exercise the option, we would purchase shares from each Investor in proportion to that Investor's participation in the Investment Agreement set forth above. In the event that we complete an offering of our equity securities prior to the closing of the Sprint transaction, we would not be entitled to this option and no option would be issued by the Investors.

Benefits to Affiliates and Certain Other Parties

Our directors and officers receive compensation in connection with their service to us as described in "Management — Compensation of Directors" and "Management—Executive Compensation."

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 29, 2005, the total number of shares of our common stock beneficially owned, and the percent so owned, by (1) each person known by us to own more than 5% of our common stock, (2) each of our directors and executive officers and (3) all directors and executive officers as a group. The percentage of beneficial ownership of our common stock is based on 52,246,717 issued shares of our common stock outstanding as of April 29, 2005. This table assumes the underwriters will not exercise their overallotment option to purchase up to 575,000 shares of common stock. This table does not reflect the allocation by the underwriters of 686,760 shares of common stock offered hereby to certain affiliates of Fortress Investment Holdings LLC, and 130,240 shares of common stock to Howard Rubin, one of our directors. This table also does not reflect the 9,803,922 shares we expect to be issued to the Investors in connection with the Sprint transaction pursuant to the Investment Agreement. The number of shares beneficially owned by the following will increase as follows as a result of the consummation of the transactions contemplated by the Investment Agreement: Wesley R. Edens and Fortress Investment Holdings LLC each will increase by 4,705,883 shares; David Abrams and Abrams Capital, LLC each will increase by 3,137,255 shares; Robert H. Niehaus and Greenhill Capital Partners, LLC each will increase by 1,960,784 shares.

	Amount and Nature of Beneficial Ownership
	Before Offering		After Offering
Name of Beneficial Owner (1)	Number of Shares (2)	Percent (3)	Number of Shares	Percent
Executive Officers and Directors (4)
Wesley R. Edens (5)	25,493,796	48.2%	25,493,796	43.5%
David J. Grain	385,754	*	385,754	*
William T. Freeman (6)	390,698	*	390,698	*
Ronald G. Bizick II (7)	259,787	*	259,787	*
Massoud Sedigh	109,617	*	109,617	*
David Abrams (8)	5,988,434	11.5%	5,988,434	10.3%
Robert H. Gidel (9)	5,157,444	9.9%	5,157,444	8.9%
Douglas L. Jacobs	32,500	*	32,500	*
Robert H. Niehaus (10)	8,583,194	16.4%	8,583,194	14.8%
Howard Rubin	230,000	*	230,000	*
Mark Whiting	55,000	*	55,000	*
All directors and executive officers as a group (13 persons)	41,621,932	78.1%	41,621,932	70.5%
5% Stockholders
Fortress Investment Holdings LLC (11)(12)	25,443,696	48.1%	25,443,696	43.4%
Greenhill Capital Partners, LLC (11)(13)	8,583,194	16.4%	8,583,194	14.8%
Abrams Capital, LLC (11)(14)	5,569,986	10.7%	5,569,986	9.6%
Fortress Pinnacle Investment Fund LLC (11)(15)	5,137,444	9.8%	5,137,444	8.9%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2)	Consists of shares held, including restricted shares, shares underlying stock options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire shares of common stock and no exercise of options or warrants by any other person.

(4)	The address of each officer or director listed in the table below is: c/o Global Signal Inc., 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232.

(5)	Includes 50,100 shares held by Mr. Edens, and other ownership in Footnote 12.

(6)	Includes 181,598 shares held by Mr. Freeman and an option to purchase 209,100 shares of our common stock.

(7)	Includes 180,842 shares held by Mr. Bizick and an option to purchase 78,945 shares of our common stock.

(8)	Includes 1,122,278 shares held by Whitecrest Partners, L.P., 518,602 shares held by Abrams Capital Partners I, L.P., 38,986 shares held by 222 Partners, LLC, 3,929,106 shares held by Abrams Capital Partners II, L.P., 345,762 shares held by Great Hollow International, L.P. and 33,700 held by Great Hollow Partners LLC. Great Hollows Partners LLC is the general partner of Great Hollow International, L.P., and Abrams Capital, LLC is the general partner for Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P. David Abrams is the sole managing member of Great Hollow Partners, LLC, Abrams Capital, LLC and 222 Partners, LLC, and by virtue of the relationships described above, has sole voting power with respect to the shares identified above.

(9)	Includes 20,000 shares held by Mr. Gidel and 5,137,444 shares held by Fortress Pinnacle Investment Fund LLC. Mr. Gidel is the sole manager of Fortress Pinnacle Investment Fund LLC and may be deemed to beneficially own the shares listed as beneficially owned by Fortress Pinnacle Investment Fund LLC. Mr. Gidel disclaims beneficial ownership of such shares.

(10)	Consists of 8,422,194 shares held by GCP SPVI, LLC, 32,200 shares held by Greenhill Capital Partners, LLC, and immediately exercisable options to purchase (a) 79,476 shares held by Greenhill Capital Partners, L.P., (b) 25,424 shares held by Greenhill Capital, L.P., (c) 12,544 shares held by Greenhill Capital Partners (Executives), L.P., and (d) 11,356 shares held by Greenhill Capital Partners (Cayman), L.P. By virtue of his ownership and management positions in entities that control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, GCP SPVI, LLC, and Greenhill Capital Partners, LLC, Mr. Niehaus may be deemed to beneficially own these shares.

(11)	The address of Fortress Investment Holdings LLC is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020. The address of Greenhill Capital Partners, LLC is 300 Park Avenue, 23rd Floor, New York, New York 10022. The address of Abrams Capital, LLC is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116. The address of Fortress Pinnacle Investment Fund LLC is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020.

(12)	Includes 19,162,248 shares held by FRIT PINN LLC, 500,004 shares and an option to purchase 644,000 shares held by Fortress Registered Investment Trust, and 5,137,444 shares held by Fortress Pinnacle Investment Fund LLC. FRIT PINN LLC is a wholly owned subsidiary of Fortress Registered Investment Trust which is 100% owned by Fortress Investment Fund LLC. Fortress Investment Fund LLC is managed by its managing member Fortress Fund MM LLC which is managed by Fortress Investment Group LLC pursuant to a management agreement. Fortress Investment Group LLC is 100% owned by Fortress Investment Holdings LLC, an entity which is owned by certain individuals, including Mr. Edens, our Chief Executive Officer and Chairman of the Board. FIG Advisors LLC is the investment advisor of Fortress Pinnacle Investment Fund LLC and may be deemed to beneficially own the shares listed as beneficially owned by Fortress Pinnacle Investment Fund LLC. FIG Advisors LLC disclaims beneficial ownership of such shares. FIG Advisors LLC is a wholly owned subsidiary of Fortress Investment Group LLC which is 100% owned by Fortress Investment Holdings LLC, an entity which is owned by certain individuals, including Mr. Edens, our Chief Executive Officer and Chairman of our board. By virtue of its ownership interest in FIG Advisors LLC, Fortress Investment Holdings LLC, may be deemed to beneficially own the shares listed as beneficially owned by Fortress Pinnacle Investment Fund LLC. Fortress Investment Holdings LLC disclaims beneficial ownership of such shares. In addition, by virtue of his ownership interest in Fortress Investment Holdings LLC, Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by Fortress Investment Holdings LLC. Mr. Edens disclaims beneficial ownership of such shares.

(13)	Consists of 8,422,194 shares held by GCP SPVI, LLC, 32,200 shares held by Greenhill Capital Partners, LLC, and immediately exercisable options to purchase (a) 79,476 shares held by Greenhill Capital Partners, L.P., (b) 25,424 shares held by Greenhill Capital, L.P., (c) 12,544 shares held by Greenhill Capital Partners (Executives), L.P., and (d) 11,356 shares held by Greenhill Capital Partners (Cayman), L.P. By virtue of their ownership and management positions in entities that control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, GCP SPVI, LLC, and Greenhill Capital Partners, LLC, Scott L. Bok, Robert F. Greenhill and Robert Niehaus may be deemed to beneficially own these shares.

(14)	Includes 1,122,278 shares held by Whitecrest Partners, L.P., 518,602 shares held by Abrams Capital Partners I, L.P., and 3,929,106 shares held by Abrams Capital Partners II, L.P. Abrams Capital, LLC is the general partner of Whitecrest Partners, L.P., Abrams Capital Partners I, L.P., and Abrams Capital Partners II, L.P. David Abrams, a member of our board of directors, is the sole managing member of Abrams Capital, LLC and by virtue of the relationships described above, has sole voting power with respect to the shares identified above. The shares disclosed in the table as being beneficially owned by Abrams Capital, LLC are also included in the shares reported as being beneficially owned by Mr. Abrams.

(15)	Consists of 5,137,444 shares held by Fortress Pinnacle Investment Fund LLC. Robert Gidel, one of our directors, is the sole manager of Fortress Pinnacle Investment Fund LLC and may be deemed to beneficially own the shares listed as beneficially owned by Fortress Pinnacle Investment Fund LLC. Mr. Gidel disclaims beneficial ownership of such shares. In addition, FIG Advisors LLC is the investment advisor of Fortress Pinnacle Investment Fund LLC and may be deemed to beneficially own the shares listed as beneficially owned by Fortress Pinnacle Investment Fund LLC. FIG Advisors LLC disclaims beneficial ownership of such shares.

DESCRIPTION OF CAPITAL STOCK

General

As of April 29, 2005, our authorized capital stock consisted of:

•	150,000,000 shares of common stock, par value $0.01 per share; and

•	20,000,000 shares of preferred stock, par value $0.01 per share.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, a copy of each of which is incorporated as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Subject to our amended and restated certificate of incorporation's restrictions on transfer of our stock, each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Subject to any preference rights of holders of our preferred stock and our amended and restated certificate of incorporation's restrictions on transfer of our stock, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, our holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix for each such class or series voting powers, and provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of Global Signal.

OP Units

The holders of units in our operating partnership, or OP Units, will have redemption rights, which will permit them, in some circumstances, to exchange their OP Units for cash, or, at our option, an equivalent number of our shares of common stock, which number is subject to adjustment as provided in the partnership agreement for the operating partnership. We currently own 100% of the OP Units.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Transfer Restrictions

Our amended and restated certificate of incorporation contains restrictions on the number of shares of our stock that a person may own. No person, other than certain of our existing stockholders and subsequent owners of their stock, may acquire or hold, directly or indirectly, in excess of 9.9% of the value of the outstanding shares of any class or series of our stock using ownership calculation rules set forth in our amended and restated certificate of incorporation, unless they first receive an exemption from our board of directors.

Our amended and restated certificate of incorporation further prohibits, among other things, (a) any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons, or impair our ability to satisfy the REIT income tests. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the proposed transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits subject to terms, conditions, representations and undertakings as our board determines provided that such exemption does not result in an individual beneficially owning more than 9.9% of the aggregate value of outstanding shares of each class or otherwise cause us to fail to qualify as a REIT or cause our stock to be beneficially owned by less than 100 persons. The person must agree that any violation or attempted violation of these terms, conditions, representations and undertakings will result in the automatic transfer of the shares of stock causing the violation to a trust ("Trust"). Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel.

Any attempted transfer of, or other event occurring with respect to, our stock which, if effective, would result in violation of the above limitations, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to the Trust for the exclusive benefit of one or more charitable beneficiaries ("Charitable Beneficiary"), and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our amended and restated certificate of incorporation) prior to the date of the transfer or event. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The Trustee of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Trustee. Any dividend or distribution paid to the Trustee will be held in trust for the Charitable Beneficiary. Subject to Delaware law, the Trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee will not have the authority to rescind and recast the vote.

Within 90 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Trustee will sell the shares to a person designated by the Trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the transfer or event causing the shares to be held in the Trust (for example, a gift, devise or other similar transaction), the Market Price (as defined in our amended and restated certificate of incorporation) of the shares on the day of the transfer or event causing the shares to be held in the Trust and (2) the price received by the Trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the Trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Trustee upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of another event not constituting a transfer, the Market Price at the time of such event) and (2) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Trustee has sold the shares. Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and the Charitable Beneficiary.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT or for other tax or compliance reasons.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and our Revolving Credit Agreement and the Acquisition Credit Facility

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation may make a change in control of Global Signal more difficult to effect. Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2006, 2004 and 2005, respectively. On March 22, 2004, we held our annual stockholders' meeting and all of our class II directors were re-elected and will serve until their term expires in 2007. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our amended and restated bylaws provide that directors may be removed only for cause with the affirmative vote of 80% of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See "— Preferred Stock." Our amended and restated bylaws also provide that our stockholders (with the exception of the majority stockholder if Fortress and Greenhill collectively own at least 50% of the then outstanding shares) are specifically denied the ability to call a special meeting of the stockholders. Advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.

Revolving Credit Agreement and the acquisition credit facility

In addition, our Revolving Credit Facility and the acquisition credit facility each provide that it is an event of default if certain of our present larger shareholders or their affiliates cease to collectively own or control, in certain limited circumstances, at least 51% of the voting interest in our capital stock other than as a result of an increase of an issuance of capital stock by us, in which case such percentage shall be reduced to 40%. However, we have a 30-day grace period to repay the loans or otherwise cure the default if any such change in ownership results from (1) a margin call under the Fortress credit agreement secured by its holdings of shares of our common stock or (2) from a sale by such shareholders of shares of our common stock (unless any such sale causes such ownership percentage to fall below 40%, in which case there would be an immediate event of default). In addition, it is an event of default if, within any 12 month period, a majority of the members of the board of directors cease to be those persons who were directors as of the first day of that period, or persons whose nomination or election was approved by the board members as of the first day of that period (excluding in the latter case any person whose initial nomination or assumption occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than board of directors).

It is also an event of default under our Revolving Credit Agreement and the acquisition credit facility if, at any time, Wesley R. Edens, or a replacement who is acceptable to our lenders, ceases to be Chairman of our Board of Directors, unless a replacement Chairman is appointed, or, if a replacement Chairman has not been appointed, all of the obligations under our Revolving Credit Agreement or our acquisition credit facility, as applicable, have been paid in full, within thirty days.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We have entered into indemnification agreements with certain of our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indeminification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038.

Listing

Our common stock is listed on the NYSE under the symbol "GSL."

Governing Documents

Our articles of incorporation were filed on October 30, 2002, as amended and restated on March 31, 2004. Our amended and restated bylaws were adopted on March 22, 2004. The life of the corporation is perpetual.

The Operating Partnership Agreement

General

We own substantially all of our assets and conduct our operations through an operating partnership, Global Signal OP. We formed Global Signal OP in order to facilitate our use of the equity of Global Signal OP as acquisition currency, where appropriate. The operating partnership provides us with the ability to structure acquisitions on a tax-efficient basis through the issuance of limited partnership interests in our operating partnership as consideration for assets acquired, giving sellers the ability to defer some or all of the taxes otherwise payable upon a sale.

We are the special limited partner of Global Signal OP and our wholly owned subsidiary, Global Signal GP LLC is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP. As the managing general partner, Global Signal GP LLC has the exclusive power to manage and conduct the business of Global Signal OP.

The following is a summary of certain provisions in the partnership agreement of Global Signal OP. This summary is qualified by the specific language in the partnership agreement. For more detail, you should refer to the partnership agreement, itself, which is an exhibit to the registration statement of our initial public offering.

Capital Contributions

We transferred the stock of substantially all of our subsidiaries to Global Signal OP. In addition, we will transfer substantially all of the net proceeds of this offering to Global Signal OP as a capital contribution; however, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. Global Signal OP will be deemed to have simultaneously paid the selling commissions and other expenses associated with this offering. If Global Signal OP requires additional funds at any time in excess of capital contributions made by us or from borrowings, we or Global Signal GP, the managing general partner, may borrow funds from a financial institution or other lender and lend such funds to Global Signal OP on the same terms and conditions as are applicable to the borrowing of such funds. The managing general partner may also cause Global Signal OP to borrow funds from third parties on such terms as the managing general partner determines appropriate. In addition, Global Signal GP, the managing general partner, is authorized to cause Global Signal OP to issue partnership interests for less than fair market value if it concludes in good faith that such issuance is in its best interest and the best interest of Global Signal OP.

Issuances of Additional Partnership Interests

The managing general partner has the ability to cause the operating partnership to issue additional units representing general and limited partnership interests. These additional units may include preferred limited partnership units with terms, provisions and rights that are preferential to those of the common units. In addition, the partnership agreement of Global Signal OP provides that we may issue additional shares of our common stock, preferred stock or convertible securities, so long as we contribute the proceeds of such issuance to our operating partnership in exchange for partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership's interests issued are substantially similar to the securities that we have issued. Accordingly, in connection with this offering, our operating partnership will issue to us an equivalent amount of common units that have substantially similar rights, preferences and other privileges as the common stock described in "Description of Capital Stock — Common Stock."

Operations

The partnership agreement of Global Signal OP provides that Global Signal OP is to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT for tax purposes.

The partnership agreement provides that Global Signal OP will distribute cash flow from operations to the limited partners of Global Signal OP in accordance with their relative percentage interests on at least a quarterly basis in amounts determined by the managing general partner such that a holder of one unit of limited partnership interest in Global Signal OP will receive the same amount of annual cash flow distributions from Global Signal OP as the amount of annual dividends paid to the holder of one share of our common stock. Remaining cash from operations will be distributed to us as the special limited partner to enable us to make dividend distributions to our stockholders.

Similarly, the partnership agreement of Global Signal OP provides that taxable income will be allocated to the limited partners of Global Signal OP in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in Global Signal OP will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one share of our common stock, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in Global Signal OP.

Upon the liquidation of Global Signal OP after payment of debts and obligations, any remaining assets of Global Signal OP will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.

Exchange Rights

The limited partners of Global Signal OP have the right, beginning one year after they contribute property to the partnership, to cause Global Signal OP to redeem their limited partnership units for cash equal to the value of an equivalent number of shares of our common stock, or, at our option, one share of our common stock for each limited partnership unit redeemed. We will not be able to exercise our right to issue shares of our common stock, however, if such issuance would cause a violation of the ownership limit provisions in our amended and restated certificate of incorporation.

We and our wholly owned subsidiary, Global Signal GP LLC, the managing general partner, cannot (1) voluntarily withdraw as the managing general partner of Global Signal OP or as the special limited partner of Global Signal OP, (2) engage in any merger, consolidation or other business combination, or (3) transfer the managing general partnership interest or special limited partnership interest in Global Signal OP (except to a wholly owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to Global Signal OP in return for an interest in Global Signal OP and agrees to assume all obligations of the managing general partner of Global Signal OP and the special limited partner of Global Signal OP. We expect that we may also enter into a business combination or we may transfer the managing general partnership interest or the special limited partnership interest upon the receipt of the consent of a majority-in-interest of the limited partners of Global Signal OP. With certain exceptions, the limited partners other than the special limited partner, prior to the first anniversary of this agreement or of becoming a holder of partnership units, may not transfer their interests in Global Signal OP, in whole or in part, without the written consent of the managing general partner. Subsequently, the limited partners may transfer such interest only to an accredited investor as defined in Rule 501 of the Securities Act of 1933, as amended, and subject to certain other conditions as described in the agreement, including the special limited partner's right of first refusal. The special limited partner has the right to purchase the partnership units within ten days of receiving notice of the proposed transfer.

Amendments

The partnership agreement of Global Signal OP provides that the managing general partner of our operating partnership may not amend the partnership agreement without the consent of the holders of the majority of the limited partnership interest, except that without the consent of any limited partner the managing general partner may amend the agreement to:

•	add to the obligations or surrender the rights, of the managing general partner under the agreement for the benefit of the limited partners,

•	reflect the issuance of additional partnership units or the admission, substitution, termination or withdrawal of partners in accordance with the partnership agreement,

•	reflect inconsequential changes, cure any ambiguity, correct or supplement any provision not inconsistent with law or another provision of the partnership agreement, or make other changes concerning matters under the agreement not otherwise inconsistent with the law or the agreement,

•	satisfy requirements or guidelines under federal or state law,

•	reflect changes that are reasonably necessary for us, as special limited partner, to satisfy the REIT requirements or reflect the transfer of partnership interests from us, as special limited partner, to a subsidiary of ours,

•	modify either or both of the manner in which items of net income or net loss are allocated and the manner in which capital accounts are adjusted, computed or maintained, but only to the extent set forth in the operating partnership agreement in order to comply with the requirements of the Internal Revenue Code and the Treasury Regulations promulgated thereunder,

•	issue additional partnership interests in the operating partnership, or

•	modify the partnership in any way that is reasonably necessary for our business or operations or those of the partnership that does not violate the immediately succeeding paragraph.

The partnership agreement of Global Signal OP provides that the managing general partner may not, without the consent of each limited partner adversely affected, make any amendment to the operating partnership agreement that would (1) convert a limited partnership interest into a managing general partner interest or modify the limited liability of a limited partner, (2) alter the distribution rights or the allocations described in the agreement, or (3) modify the redemption rights.

Indemnification

The partnership agreement of Global Signal OP provides that neither we, as special limited partner, nor Global Signal GP LLC, as managing general partner, nor any of our directors and officers or the directors and officers of Global Signal GP are liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if we, Global Signal GP, our director or officer or a director or officer of Global Signal GP act in good faith.

In addition, the partnership agreement requires our operating partnership to indemnify and hold us harmless, as special limited partner, and our directors, officers and any other person we designate, and Global Signal GP LLC, as managing general partner, and its directors, officers and any other person it designates, from and against any and all claims arising from operations of the operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	indemnitee acted with willful misconduct or a knowing violation of the law, or

•	the indemnitee actually received an improper personal benefit in violation or breach of any provision of the Partnership Agreement,

The partnership agreement provides that no indemnitee may subject any partner of our operating partnership to personal liability with respect to the indemnification obligation.

Term

Our operating partnership will continue in full force and effect indefinitely.

Tax Matters

Global Signal GP, as managing general partner, is the tax matters partner of our operating partnership, and Global Signal GP has the authority to make tax elections under the Internal Revenue Code on behalf of the partnership.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The February 2004 Mortgage Loan

General.    Our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC (known as Pinnacle Towers Inc. at the time), and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan made on February 5, 2004. On that date, the February 2004 mortgage loan was securitized, and is held by Global Signal Trust I, a New York common law trust, which issued commercial mortgage pass-through certificates representing in the aggregate 100% of the beneficial interest in the February 2004 mortgage loan. The pass-through certificates are held by various investors. Pinnacle Towers LLC and its subsidiaries are jointly and severally liable for repayment of the February 2004 mortgage loan.

Security for the Mortgage Loan.    The February 2004 mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers LLC from its direct parent, Global Signal Holdings II LLC).

Interest Rate.    The principal amount of the February 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of April 29, 2005, the weighted average interest rate on the various tranches was approximately 5%.

Payment Terms.    The borrowers are required to make monthly payments of principal and interest on the February 2004 mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the February 2004 mortgage loan on or prior to the monthly payment date in January 2009, including the following:

•	all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the loan documents, referred to elsewhere in this prospectus as excess cash flow, will be applied to repayment of principal of the February 2004 mortgage loan instead of being released to the borrowers;

•	additional interest will begin to accrue (but will not be payable until maturity or pay-off) on the principal balance of the February 2004 mortgage loan at a rate per annum equal to the greater of 5% and a specified reset rate; and

•	the management of the borrowers' communications sites may, at the election of the lender, be transferred from Global Signal Services LLC to an unrelated third party.

Debt Service Coverage Test/Cash Trap.    If the debt service coverage ratio, defined in the February 2004 mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that the borrowers will be required to pay over the succeeding twelve months on the February 2004 mortgage loan, as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrower. The funds in the reserve account will not be released to the borrower unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account will be applied to prepay the February 2004 mortgage loan. As of December 31, 2004, our debt service coverage ratio was 3.55.

Voluntary Prepayment.    The borrowers may not prepay the February 2004 mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the communications sites securing the February 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

Special Purpose Entities.    In connection with the February 2004 mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the borrowers maintain at least two independent directors.

Certain Covenants.    The February 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the February 2004 mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

The December 2004 Mortgage Loan

General.    On December 7, 2004, our subsidiary, Pinnacle Towers Acquisition Holdings LLC and five of its direct and indirect subsidiaries became borrowers under a $293.8 million mortgage loan. On this date, the December 2004 mortgage loan was securitized and is held by Global Signal Trust II, a New York common law trust, which issued pass-through certificates representing in the aggregate 100% of the beneficial interest in the December 2004 mortgage loan. The pass-through certificates are held by various investors. Pinnacle Towers Acquisition Holdings LLC and its subsidiaries are jointly and severally liable for repayment of the December 2004 mortgage loan.

Uses.    The proceeds from the December 2004 mortgage loan were used primarily to repay the $181.7 million of then outstanding borrowings under our credit facility and to partially fund a reserve account to be used to acquire additional wireless communications sites. On December 7, 2004, the borrowers deposited approximately $120.7 million (including $112.2 million of the proceeds from the December 2004 mortgage loan) into a reserve account referred to as the site acquisition reserve. The borrowers are permitted to use amounts on deposit in the site acquisition reserve to acquire additional wireless communications sites during a period not to exceed six months following the closing date (referred to as the site acquisition period), subject to the satisfaction of certain conditions under the loan documents, including:

•	after giving effect to the acquisition, the yield on the sites owned, leased or managed by the borrowers will be not less than 7.65%;

•	the borrowers execute mortgages on all new sites that are capable of being encumbered by mortgages; and

•	for all properties acquired pursuant to purchase agreements executed after November 12, 2004, after giving effect to the acquisition, at least 80% of the revenue generated by the new sites (taken as a whole) comes from telephony tenants and the average remaining term of the ground leases for the new sites (taken as a whole) is equal to or greater than 15 years.

For purposes of the foregoing, "yield" means the quotient of (i) the net operating income for all sites (including any new sites acquired pursuant to purchase agreements executed after November 12, 2004 that meet certain conditions specified in the loan documents) divided by (ii) the sum of the total acquisition costs incurred by the borrowers for the sites owned, leased or managed by them as of the closing date plus all amounts that (giving effect to the acquisition) will have been withdrawn from the site acquisition reserve to fund acquisitions; provided that in calculating yield, operating revenues from non-telephony sources will be limited to 25% of the aggregate operating revenues used in calculating net operating income.

If any funds remain in the site acquisition reserve at the end of this period, such amounts will be applied to the repayment of principal of the December 2004 mortgage loan instead of being released to the borrowers.

Security for the Mortgage Loan.    The December 2004 mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in substantially all of their wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the membership interests of Pinnacle Towers Acquisition Holdings LLC from its direct parent, Global Signal Holdings III LLC).

Interest Rate.    The principal amount of the December 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of April 29, 2005, the weighted average interest rate on the various tranches was approximately 4.74%.

Payment Terms.    The borrowers are required to make monthly payments of interest on the December 2004 mortgage loan. Subject to certain limited exceptions described below, no payments of principal will be required to be made prior to the monthly payment date in December 2009, which is the final maturity date.

Debt Service Coverage Test/Cash Trap.    If the debt service coverage ratio, defined as the net cash flow for the sites for the immediately preceding twelve calendar month period (with certain adjustments for recently acquired sites) divided by the amount of interest that the borrowers will be required to pay over the succeeding twelve months on the December 2004 mortgage loan, as of the end of any calendar quarter falls to 1.30 times or lower, then all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the loan documents, referred to as excess cash flow, will be deposited into a reserve account instead of being released to the borrowers. The funds in the reserve account will not be released to the borrowers unless the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.15 times as of the end of any calendar quarter, then an "amortization period" will commence and all funds on deposit in the reserve account will be applied to prepay the December 2004 mortgage loan. As of December 31, 2004, the pro forma debt service coverage ratio was 2.20.

Voluntary Prepayment.    The borrowers may not prepay the December 2004 mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the December 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the final maturity date, no prepayment consideration is due.

Special Purpose Entities.    In connection with the December 2004 mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the borrowers maintain independent directors.

Certain Covenants.    The December 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets.

Revolving Credit Agreement

On February 9, 2005, Global Signal OP amended and restated its 364-day $20.0 million revolving credit facility pursuant to a revolving credit agreement, which we refer to as the Revolving Credit Agreement, (originally dated December 3, 2004), with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., affiliates of the representatives of the underwriters, to provide an additional $50.0 million term loan facility in connection with the Sprint transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease. On April 15, 2005, we amended and restated the Revolving Credit Agreement to provide an additional $25.0 million multi-draw term loan to be used for fees and expenses incurred in connection with the Sprint transaction, and as of April 29, 2005 have borrowed $5.0 million under the multi-draw term loan. Amounts available under the revolving credit facility of the Revolving Credit Agreement will be reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million (excluding any equity issuance in connection with the Sprint transaction, including this offering, or as a result of the exercise of options or warrants outstanding as of February 9, 2005). Interest on the $20.0 million revolving portion of the credit facility is payable, at Global Signal OP's option, at either LIBOR plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the credit facility is payable at our option at either LIBOR plus 1.75% or the bank's base rate plus 0.75%. The credit facility, through the Revolving Credit Agreement and the related ancillary documentation, contains covenants and restrictions customary for a facility of this type, including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The limitations on consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0 upon consummation of the bridge financing for the Sprint transaction. The credit facility continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP and a pledge by our 65% interest in our Canadian subsidiary. The term loan must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of our $50.0 million deposit from Sprint under the Agreement to Lease, or (3) the date of the closing of the Sprint transaction.

Bridge Financing

On February 8, 2005, we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC, affiliates of the representatives of the underwriters setting forth the terms on which they would provide bridge financing of approximately $750.0 million to us for use in funding the Sprint transaction. On March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC increasing the amount of bridge financing up to $850.0 million. The borrower is expected to be one or more newly created entities, under our direct or indirect control, that will own 100% of our interest in the Sprint Towers. The loan is expected to be secured by, among other things, the ownership interests in the borrower, borrower's leasehold and subleasehold interests (including purchase options) in the Sprint Towers, and an assignment of leases and rents. The loan is expected to have a term of 12 months after the closing, and, subject to compliance with certain conditions, two six-month extensions at our option. During the first 12 months of the loan, the loan is expected to bear interest at 30-day LIBOR plus either 1.5% or 1.75% per annum, depending on cash flows related to the Sprint Towers. In either case, the rate is expected to increase by 0.25% upon the first extension and 0.75% upon the second, if such extension options are exercised. The loan is expected to require an origination fee of 0.375% of $775.0 million of the loan amount and an extension fee in connection with each extension option of 0.25% of the loan amount. In addition, we expect to be required under the facility to pay an exit fee under certain circumstances. The loan is expected to contain customary conditions precedent to closing including no material adverse change and customary events of default, including bankruptcy of the borrower or us, change of control or cross default to our other indebtedness.

Acquisition Credit Facility

As of April 25, 2005, our wholly owned subsidiary, Global Signal Acquisitions LLC, or Global Signal Acquisitions entered into a 364-day $200.0 million credit facility, which we refer to as the acquisition credit facility, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A. (affiliates of the representatives of the underwriters) to provide funding for the acquisition of additional communications sites. The acquisition credit facility is guaranteed by Global Signal OP and future subsidiaries of Global Signal. Moreover, it is secured by substantially all of Global Signal Acquisitions' tangible and intangible assets and by a pledge of Global Signal OP's equity interest in Global Signal Acquisitions. In addition, we have agreed to enter into a guarantee agreement with respect to the acquisition credit facility, and to secure that guarantee by a pledge of our equity interest in Global Signal OP, no later than May 17, 2005. We intend to fund future acquisitions with this credit facility along with a portion of the net proceeds from this offering and incremental equity offerings, and for a short period of time may fund 100% of the purchase price of acquisitions with the acquisition credit facility. The level of borrowings under the acquisition credit facility is limited based on a borrowing base, as defined therein. Borrowings under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 1.5% or the bank's base rate plus approximately 1.25% provided the loan balance is equal to or lower than 68% of the aggregate acquisition price (as defined therein) of towers owned, leased or managed by Global Signal Acquisitions, from time to time. If the loan balance is higher than 68% of the aggregate acquisition price of towers owned, leased or managed by Global Signal Acquisitions, from time to time, then borrowings under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 2.0% or the bank's base rate plus approximately 1.75%. In connection with closing the acquisition credit facility, we paid an origination fee of 0.375% of the $200.0 million commitment and agreed to pay to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. an exit fee of 0.375% of the principal amount of loans under the acquisition credit facility in connection with any refinancing of such borrowings. In addition, to the extent the principal amount of borrowings related to an acquisition of towers to be owned, leased or managed exceeds 68% of the acquisition price thereof, we will be required to pay an additional origination fee to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. in an amount equal to 0.125% of the amount borrowed for such acquisition and an additional exit fee in the amount of 0.125% of the amount borrowed for such acquisition in connection with the refinancing of such borrowing. Any exit fees shall be credited against fees payable to each of Morgan Stanley and Bank of America, N.A. if they are offered the position of co-lead lender with respect to a refinancing of the acquisition credit facility. The acquisition credit facility contains typical representations and covenants for facilities of this type.

The above sections summarize the provisions of the February 2004 mortgage loan, the December 2004 mortgage loan, the Revolving Credit Agreement and the acquisition credit facility. The summaries of the February 2004 mortgage loan, the December 2004 mortgage loan and the Revolving Credit Agreement and the acquisition credit facility are general in nature, and are qualified in their entirety by reference to the complete agreements incorporated as exhibits to the registration statement of which this prospectus forms a part.

Previous Credit Facilities

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc., to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly owned subsidiary. See "Certain Relationships and Related Party Transactions — Pinnacle Towers Acquisition Holdings LLC." On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50%, respectively. We extended the maturity date to February 6, 2005, which was further extended to October 1, 2005 upon consummation of our initial public offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of our initial public offering Global Signal OP was no longer required to pledge its ownership interest in Pinnacle Towers Acquisition Holdings LLC. We repaid all outstanding debt under the credit facility with proceeds from our initial public offering. On October 15, 2004, we amended and restated our $200.0 million credit facility with Morgan Stanley Asset Funding Inc. to, among other things, increase the commitment by the lenders to $250.0 million, to remove the $5.0 million working capital line previously included in the credit facility and to add Bank of America, N.A. as a lender. The credit facility was secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of Global Signal's 5% equity interest in Global Signal REIT Savings TRS, Inc. (the remaining 95% of the equity having been pledged by Pinnacle Acquisition).

Borrowings under the credit facility were limited based on a borrowing base, which was calculated as 65% of the value as defined in the agreement of all towers owned, leased or managed by Pinnacle Acquisition or its subsidiaries. Borrowings under the credit facility bore interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.50% per annum. The credit facility contained typical representations and covenants for facilities of this type, including, but not limited to restrictions on our ability to (1) incur consolidated indebtedness in excess of $685,000,000 and (2) permit our leverage ratio, defined as the ratio of debt for borrowed money, to consolidated EBITDA as defined in the agreement to be greater than 6.0 to 1.0. The credit facility required a commitment fee of $1.25 million, which has been paid. Our credit facility was repaid with a portion of the net proceeds of the December 2004 mortgage loan and was terminated.

Prior to the issuance of the February 2004 mortgage loan in 2004, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries, were party to an amended and restated bank credit facility, which provided a term loan for $275.0 million with outstanding borrowings totaling $235.0 million at December 31, 2003 and a revolving line of credit of $15.0 million with no borrowings outstanding at December 31, 2003. This old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. The amount available under our line of credit was reduced, at our option, from $30.0 million to $15.0 million. Interest on both the term loan and revolving line of credit was charged at our option, at either LIBOR plus 4.5% or our agent bank's base rate plus 3.5%. In addition, we were required to pay a commitment fee of 1.0% per annum in respect of the undrawn portion of the revolving line of credit. In connection with our issuance of the February 2004 mortgage loan, we repaid all outstanding amounts due under the term loan and terminated the old credit facility's line of credit. As a result, we expensed the remaining unamortized deferred financing expenses of approximately $8.4 million in February 2004.

SHARES ELIGIBLE FOR FUTURE SALE

General

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

Immediately after completion of this offering, we will have 57,996,717 shares of common stock outstanding, assuming no exercise of outstanding options or warrants after April 29, 2005 and no exercise of the underwriters' overallotment option. All of the 5,750,000 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, except for any of the shares that are acquired by affiliates, as that term is defined in Rule 144 under the Securities Act.

Common Stock Subject to Options and Warrants

As of April 29, 2005, options to purchase 2,636,279 shares of common stock were issued and outstanding, 1,131,565 of which have vested, and warrants to purchase 465,272 shares of common stock were issued and outstanding. Included in the options above, Fortress Registered Investment Trust, an affiliate of Fortress, and Greenhill, or affiliates of such entities, hold fully vested options to purchase an aggregate of 772,800 shares of common stock with an exercise price of $18.00.

Eligibility for Resale

Substantially all of our shares of common stock outstanding prior to this offering are freely tradeable or currently eligible for resale pursuant to Rule 144, subject to the volume and other limitations applicable to "affiliates" under Rule 144 and to the 30-day lock-up agreements described in "— Lock-ups" below.

Prior to our initial public offering in June 2004, substantially all of our outstanding shares of common stock were issued in connection with our reorganization. In connection with our reorganization, as of April 29, 2005, we issued 19,237,980 shares of common stock, including 764,578 shares of common stock issued upon the exercise of warrants, pursuant to an exemption from registration under the Securities Act and Section 1145 of the Bankruptcy Code, which are freely transferable except for 16,834,850 shares held by our affiliates. The remaining 22,526,598 shares of our common stock issued in connection with our reorganization were issued pursuant to an exemption from registration under the Securities Act by virtue of the exemption provided under Section 4(2) of the Securities Act and, accordingly, are restricted securities, as that term is defined in Rule 144 under the Securities Act.

Those shares that are restricted securities or that are held by our affiliates may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, which is summarized below. On the first day following the consummation of this offering, our affiliates will hold 40,732,258 shares of our outstanding common stock, including 192,924 shares of our common stock held by University of Minnesota Foundation which acquired the shares from Fortress in November 2002, of which 22,355,874 shares are restricted securities and 18,376,384 shares are not restricted. Accordingly, 40,925,182 shares of our common stock are held by our affiliates or are restricted securities and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, as described below.

The 40,732,258 shares of our common stock held by affiliates are currently eligible for resale pursuant to Rule 144, subject only to the volume and other limitations for affiliates under Rule 144 and the 30-day lock-up agreements described in "—Lock-ups" below.

The 9,803,922 shares of our common stock expected to be issued to Fortress, Greenhill and Abrams or their affiliates pursuant to the Investment Agreement, in connection with the Sprint transaction will be restricted shares and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, as described below.

Rule 144 Limitations

In general, Rule 144 provides that a person may sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale,

subject to a requirement that any "restricted" shares (which do not include any shares issued in our reorganization) have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 subject to a requirement that any "restricted" shares (which do not include any shares issued in our reorganization) have been beneficially owned for at least two years, including the holding period of any prior owner which was not an affiliate.

Lock-ups

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to certain exceptions, including the exception for Fortress Holdings described in the following paragraph, for a period of 30 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 30-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 30-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

It is contemplated that the lock-up agreement with our two largest stockholders, Fortress and Greenhill, will contain an exception to allow the lenders under the credit facility described under "Certain Relationships and Related Party Transactions—Fortress Pledge Shelf Registration Statement" and " Certain Relationships and Related Party Transactions—Greenhill Pledge Shelf Registration Statement" to dispose of the shares pledged under the respective credit agreements or to seize the pledged shares in the event of a default.

It is also contemplated that our lock up agreement with the underwriters will contain an exception to allow us to issue the shares we are obligated to sell to the investors under the Investment Agreement.

It is also contemplated that the lock-up agreements with our officers will contain an exception allowing (i) one of our officers to sell during the lock-up period shares of our common stock that are beneficially owned by such officer in accordance with his pre-existing trading plan established pursuant to Rule 10b5-1(c)(1) of the Exchange Act and (ii) our other officers to establish new trading plans pursuant to Rule 10b5-1(c)(1) during the lock-up period, in each case as part of such officer's personal long-term investment strategy for asset diversification, liquidity and estate planning. However, during the lock-up period officers will not be permitted to sell any shares of our common stock pursuant to any new trading plan implemented during the lock-up period. Please see "Security Ownership of Certain Beneficial Owners and Management" for a description of the executive officers' beneficial ownership of our common stock as of April 29, 2005. Transactions under these 10b5-1 plans will be disclosed publicly in future filings with the Securities and Exchange Commission as required by applicable law.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our Omnibus Stock Incentive Plan may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Amended and Restated Investor Agreement

General

We entered into the Amended and Restated Investor Agreement, dated March 31, 2004, with Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and its related partnerships, Abrams Capital Partners II, L.P. and certain of its related partnerships and their respective permitted and third party transferees to the extent that any investor collectively holds 5% of our issued and outstanding common stock (each a "Stockholder") in which we granted certain registration rights to the Stockholders and their affiliates. As of April 29, 2005, 39,158,524 shares of common stock held by Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and its related partnerships and Abrams Capital Partners II, L.P. and certain of its related partnerships are eligible for registration pursuant to the terms of the agreement and subject to the completion of the lock-up period described above. In addition, if the Sprint transaction closes, we will issue at least 9,803,922 shares worth of our common stock to Fortress, Greenhill and Abrams or their affiliates. In addition, the 805,000 shares of common stock issued to an affiliate of Fortress, and Greenhill, or affiliates of such entities upon exercise of the options held by them are also eligible for registration on the same terms. See "Certain Relationships and Related Party Transactions — Amended and Restated Investor Agreement" for a summary of material provisions of the Amended and Restated Investor Agreement.

Pledge Shelf Registration Statement

See sections entitled "Certain Relationships and Related Party Transactions — Fortress Pledge Shelf Registration Statement" and "Certain Relationships and Related Party Transactions — Greenhill Pledge Shelf Agreement."

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Federal Income Tax Considerations," references to "Global Signal," "we," "our," and "us" mean only Global Signal Inc. and its predecessor, Pinnacle Holdings Inc., and not its subsidiaries, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

•	an insurance company;

•	a financial institution or broker dealer;

•	a regulated investment company;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment;

and, except to the extent discussed below:

•	a tax-exempt organization; and

•	a foreign investor.

This summary assumes that you will hold our common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our common stock to any particular stockholder will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Global Signal

We elected to be taxed as a REIT, commencing with our initial taxable year ended December 31, 1995. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps") has acted as our special tax counsel in connection with this public offering of Global Signal common stock. We expect to receive an opinion of Skadden, Arps to the effect that we are organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps will be based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps or us that we will so qualify for any particular year. We have asked Skadden, Arps to assume for purposes of its opinion that any prior legal opinions we received to the effect that we were taxable as a REIT are correct. The opinion of Skadden, Arps, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, will be expressed as of the date issued, and will not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, asset ownership, distribution levels, and diversity of stock ownership, various qualification requirements imposed on REITs by the Code, compliance with which will not be reviewed by tax counsel. In addition, our ability to qualify as a REIT depends in part on the operating results, organizational structure, and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not be reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "— Requirements for Qualification — General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify."

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This deduction for dividends paid substantially eliminates the "double taxation" of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level upon the distribution of that income.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act") reduced the rate at which individual stockholders are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "Taxation of Stockholders."

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

•	If we earn net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a "prohibited transactions" 100% tax. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in our ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the particular facts and circumstances. No assurance can be given that any property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%). We do not anticipate receiving any income from foreclosure property.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with our gross income.

•	Similarly, pursuant to provisions in recently enacted legislation that take effect in 2005, if we should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "— Requirements for Qualification — General."

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	Certain of our subsidiaries are subchapter C corporations, the earnings of which could be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Our amended and restated certificate of incorporation provides restrictions regarding transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under "— Income Tests," in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the recently enacted American Jobs Creation Act of 2004 (the "2004 Act") includes provisions that extend similar relief in the case of certain violations of the REIT asset requirements (see "— Asset Tests" below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. These provisions of the 2004 Act become effective beginning with the 2005 tax year. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership, such as our operating partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets, and to earn its proportionate share of the partnership's income for purposes of the asset and gross income tests applicable to REITs as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities, and items of income of our future investment in the operating partnership will be treated as our assets, liabilities, and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of Investments in an Operating Partnership."

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is wholly owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary of ours ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "— Asset Tests" and "— Income Tests."

Taxable Subsidiaries.    A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary ("TRS") of the REIT. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders.

A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains). As noted above, we have 5 TRS entities, Global Signal REIT Savings TRS, Inc., Pinnacle Towers IV Inc., Pinnacle Towers V Inc., Shaffer and Associates, Inc., and Sierra Towers, Inc.

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property

(i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions, including the following, are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. We have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the IRS will not assert that rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the amount of any such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT. Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenues. We and our affiliates are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Furthermore, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant's gross receipts or sales. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the tenant's equity.

We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% income tests.

Any income or gain we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as non-qualifying income for purposes of the 95% gross income test, provided that specified requirements are met, but generally will constitute non-qualifying income for purposes of the 75% gross income test. Such requirements include that the instrument hedges risks associated with indebtedness issued or to be issued by us or our pass-through subsidiaries incurred to acquire or carry "real estate assets" (as described below under "— Asset Tests"), and, effective beginning in 2005, the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods.

We believe that substantially all of our gross income will be treated for purposes of the REIT gross income tests as rents from real property (i.e. rents received by us from wireless providers in respect of leases that entitle such providers to mount transmission equipment on such towers). On July 18, 2000 the IRS issued a private letter ruling to one of our non-wholly owned corporate subsidiaries in which we now own a 100% interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests as described below, and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to the tax treatment of Global Signal or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or opinion of counsel concerning the treatment of our tower lease income for purposes of the REIT income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and, with respect to our taxable years beginning before 2005, any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "— Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term "real estate" assets includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below, while securities that do qualify for purposes of the 75% asset test are generally not subject to the additional asset tests.

Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and for taxable years begining prior to December 31, 2000, the 10% value test does not apply to "straight debt" having specified characteristics.

Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT's total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for "straight debt," or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT may not so qualify.

The 2004 Act contains a number of provisions applicable to REITs, including relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. These provisions are generally effective beginning with the 2005 tax year, except as otherwise noted below.

One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision contained in the 2004 Act applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT's total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

The 2004 Act also provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute "straight debt," which now has an expanded definition and includes securities having certain contingency features. A newly enacted restriction, however, precludes a security from qualifying as "straight debt" where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the 2004 Act provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under " — Income Tests." The 2004 Act also provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate equity interest in that partnership. Each of the changes described in this paragraph that were made by the 2004 Act have retroactive effect beginning with the 2001 tax year.

We believe that our holdings of assets comply, and will continue to comply, with the foregoing REIT asset requirements, including the provisions as modified by the 2004 Act, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. The IRS has ruled in a published revenue ruling that transmitting and receiving communications towers similar to those currently owned by us and which are built on pilings or foundations similar to those upon which our towers are built, as well as ancillary buildings and heating and air conditioning systems, constitute inherently permanent structures and are therefore regarded as real estate assets for purposes of the REIT asset tests. In addition, on July 18, 2000, the IRS issued a private letter ruling to one of our then non-wholly owned corporate subsidiaries in which we now own a 100 percent interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to our tax treatment or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or an opinion of counsel as to the classification of our rooftop leases or our towers for purposes of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers cause a violation of the REIT asset requirements.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and net capital gains), and

(2)	90% of the net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of noncash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders of ours would then increase the adjusted basis of their Global Signal stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. Other sources of non-cash taxable income include real estate and securities that are financed through securitization structures, which require some or all of available cash flows to be used to service borrowings, loans held by us as assets that are issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at a rate of 15% (through 2008) pursuant to the 2003 Act, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Loss Carryovers

We have substantial net operating loss ("NOL") carryovers from prior taxable years. In connection with the consummation of our 2002 restructuring, we realized significant cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. Under the Code, the amount of cancellation of indebtedness income so excluded substantially reduced our NOL carryovers accumulated prior to November 1, 2002. In addition, we expect that our depreciation deductions will be reduced for a period of five years after the date on which we received the capital investment from our new investors in the restructuring. Furthermore, our ability to utilize our NOLs to offset our future income has been limited significantly as a result of our restructuring. The effect of such reductions of, and limitations on our ability to utilize, our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs or to increase our REIT taxable income that must be distributed to our stockholders.

REITs generally pay little federal income tax because of the distribution requirements and the deduction for dividends paid to which REITs are generally entitled. A REIT's NOLs are not deductible by its stockholders, and, in general, do not affect the tax treatment to stockholders of distributions received from the REIT. If a REIT uses its NOLs to offset its taxable income and thus reduce its distribution requirements, it may nonetheless be subject to the alternative minimum tax because a portion of the deduction for NOLs is denied for that purpose.

If we undergo an "ownership change" within the meaning of the Code and the Treasury regulations, our ability to subsequently use our existing NOLs, and any other NOLs generated prior to the time of that ownership change, may be limited. In that case, the amount of the NOLs that we may use would generally be limited to the lower of our current NOL limitation, as discussed above, or the product of the value of our stock at the time of the ownership change multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds. To the extent our ability to use NOLs decreases, our REIT taxable income may increase. That increase may reduce the portion of our distributions that can be classified as a tax-free return of capital and, consequently, may increase the extent to which our distributions become taxable to our stockholders. See "— Taxation of Taxable Domestic Stockholders — Distributions" below. In general, an ownership change occurs if one or more large stockholders, known as "5% stockholders," including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in us by more than 50 percentage points over their lowest ownership percentage during the preceding three-year period. Accordingly, no assurance can be given that an ownership change will not occur. Investors are therefore cautioned that our NOLs may not be available to us in their entirety and without limitation.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% excise tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the particular facts and circumstances. No assurance can be given that any property we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Foreign Investments

We and our subsidiaries currently hold and may acquire additional investments, and accordingly pay taxes, in foreign countries. Taxes paid by us in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Our foreign investments may also generate foreign currency gains and losses. Foreign currency gains are treated as income that does not qualify under the 95% or 75% income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains recognized by us directly or through pass-through subsidiaries, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Hedging Transactions

We and our subsidiaries from time to time enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. For taxable years beginning prior to 2005, to the extent that we or a pass-through subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income from the instrument, or gain from the disposition of it, would be qualifying income for purposes of the REIT 95% gross income test, but not for the 75% gross income test. To the extent that we hedge with other types of financial instruments or in other situations (for example, hedges against fluctuations in the value of foreign currencies), the resultant income will be treated as income that does not qualify under the 95% or 75% income tests unless certain technical requirements are met.

For taxable years beginning in 2005, the 2004 Act exempts from the 95% REIT income test, income of a REIT, including income from a pass-through subsidiary, arising from "clearly identified" hedging transactions that are entered into to manage the risk of interest rate or price changes or currency fluctuations with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets. In general, for a hedging transaction to be "clearly identified," (a) it must be identified as a hedging transaction before the end of the day on which it is acquired or entered into, and (b) the items or risks being hedged must be identified "substantially contemporaneously" with entering into the hedging transaction (generally, not more than 35 days after entering into the hedging transaction).

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Investments in an Operating Partnership

General

We currently hold our real estate assets through pass-through subsidiaries. In the future, we may consolidate our pass-through subsidiaries underneath a single "operating partnership." In general, a partnership is a "pass-through" entity that is not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Thus, we would include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we would include our proportionate share of the assets held by the operating partnership. Consequently, to the extent that we hold an equity interest in an operating partnership, the partnership's assets and operations may affect our ability to qualify as a REIT.

Entity Classification

Our investment in an operating partnership involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat an operating partnership as an association, as opposed to a partnership, for federal income tax purposes, the operating partnership would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in "Taxation of Global Signal — Asset Tests" and "— Income Tests," and in turn could prevent us from qualifying as a REIT unless we are eligible for relief from the violation pursuant to relief provisions described above. See "Taxation of Global Signal — Failure to Qualify," above, for a discussion of the effect of our failure to meet these tests for a taxable year, and of the relief provisions. In addition, any change in the status of an operating partnership for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to an operating partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. These rules may apply to a contribution of property by us to an operating partnership. To the extent that the operating partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time at which the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by us to the operating partnership of the cash proceeds received in offerings of our stock. As a result, partners, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of the partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Sale of Properties

Our share of any gain realized by the Operating Partnership or any other subsidiary partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% excise tax. See "— Taxation of REITs in General" and "— Prohibited Transactions." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all of the facts and circumstances of the particular transaction. The Operating Partnership and our other subsidiary partnerships generally intend to hold their interests in properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, operating, financing and leasing the properties, and to make occasional sales of the properties, including peripheral land, as are consistent with our investment objectives.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions.    Provided that we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2008) for qualified dividends received by individuals from taxable C corporations pursuant to the 2003 Act. Stockholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (1) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions from us that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than one year are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits generally will be allocated first to distributions with respect to preferred stock, and then to common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Global

Signal and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of Global Signal Stock.    In general, a domestic stockholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the stockholder's adjusted tax basis in the stock at the time of the disposition. In general, a stockholder's tax basis will equal the stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by individuals upon the sale or disposition of shares of our stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% (through 2008) if our stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if our stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, the 2004 Act imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. A "non-U.S. holder" is any person other than:

(a)	a citizen or resident of the United States;

(b)	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c)	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

(d)	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by an income tax treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder, and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.    Unless our stock constitutes a U.S. real property interest (a "USRPI"), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the stockholder's basis in its Global Signal stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (for example, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries ("USRPI capital gains"), will, except as discussed below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax.

Pursuant to the 2004 Act, a capital gain dividend by us that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from us (see "— Taxation of Foreign Stockholders — Ordinary Dividends"), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividend is received. This provision of the 2004 Act is effective for tax years beginning after December 31, 2004.

Dispositions of Global Signal Stock.    Unless our stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically controlled REIT and, therefore, the sale of our stock by a non-U.S. holder should not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, no assurance can be given that we will be a domestically controlled REIT.

In the event that we do not constitute a domestically controlled REIT, a non-U.S. holder's sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a specified testing period.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Estate Tax.    Global Signal stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). Provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a "pension-held REIT." We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The American Jobs Creation Act of 2004 contains a number of provisions that affect the tax treatment of REITs and their stockholders. As discussed above, the 2004 Act includes provisions that generally ease compliance with certain REIT asset requirements, with the REIT 95% gross income requirement (in connection with income from hedging activities), and which grant relief in cases involving violations of the REIT asset and other requirements, provided that specified conditions are met. See "Taxation of Global Signal — Requirements for Qualification — General," "— Asset Tests" and "— Income Tests." The 2004 Act also alters the tax treatment of capital gain dividends received by foreign stockholders in some cases. See "Taxation of Stockholders — Taxation of Foreign Stockholders — Capital Gain Dividends." These changes are generally effective beginning in 2005, except that the provisions relating to the 10% asset (value) requirement have retroactive effect to 2001.

The 2003 Act reduced the maximum tax rates at which individuals are taxed on capital gains from 20% to 15% (from May 6, 2003 through 2008) and on dividends payable by taxable subchapter C corporations from 38.6% to 15% (from January 1, 2003 through 2008). While gains from the sale of the stock of REITs are eligible for the reduced tax rates, dividends payable by REITs are not eligible for the reduced tax rates except in limited circumstances. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions." As a result, dividends received from REITs generally will continue to be taxed at ordinary income rates (now at a maximum rate of 35% through 2010). The more favorable tax rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, the proposals described above (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our securities.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our stockholders may not conform to the federal income tax treatment discussed above. We will pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in stock or other securities of ours.

ERISA CONSIDERATIONS

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under ERISA, the Internal Revenue Code or any substantially similar federal, state or local law. ERISA and the Internal Revenue Code impose restrictions on: (1) employee benefit plans as defined in Section 3(3) of ERISA that are subject to Title I of ERISA, (2) plans described in Section 4975(e)(1) of the Internal Revenue Code that are subject to Section 4975 of the Internal Revenue Code, including retirement accounts and Keogh Plans, (3) entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each of (1), (2) and (3), a "Plan"), and (4) persons who have certain specified relationships to a Plan described as "parties in interest" under ERISA and "disqualified persons" under the tax code.

Regulation Under ERISA and the Tax Code

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any authority or control over the management or disposition of a Plan's assets is considered to be a fiduciary of that Plan. Both ERISA and the Internal Revenue Code prohibit certain transactions involving "plan assets" between a Plan and parties in interest or disqualified persons. Violations of these rules may result in the imposition of an excise tax or penalty.

The term "plan assets" is not defined by ERISA or the Internal Revenue Code. However, a Plan's assets may be deemed to include an interest in the underlying assets of an entity if the Plan acquires an "equity interest" in such an entity such as the shares. In that event, the operations of such an entity could result in a prohibited transaction under ERISA and the Internal Revenue Code.

Regulation Issued by the Department of Labor

The Department of Labor issued a regulation that provides exceptions to this rule. Under this regulation, if a Plan acquires a "publicly offered security," the issuer of the security is not deemed to hold Plan assets. A publicly offered security is a security that:

•	is freely transferable;

•	is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another; and

is either:

•	part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act; or

•	sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is part is registered under the Exchange Act within the requisite time.

The Shares of Common Stock as "Publicly Offered Securities"

It is anticipated that the shares of common stock being offered hereby will meet the criteria of publicly offered securities. Although no assurances can be given, the underwriters expect that:

•	there will be no restrictions imposed on the transfer of interests in the shares of common stock;

•	shares of common stock will be held by at least 100 independent investors at the conclusion of the offering; and

•	the shares of common stock will be sold as part of an offering pursuant to an effective registration statement under the Securities Act and will be timely registered under the Exchange Act.

Exemptions to Prohibited Transactions

If the shares of common stock fail to meet the criteria of publicly offered securities, our assets may be deemed to include assets of Plans that are stockholders. In that event, transactions involving our assets and parties in interest or disqualified persons with respect to such Plans might be prohibited under ERISA and the Internal Revenue Code unless a statutory or administrative exemption exists and the Plan satisfies all conditions for such exemptive relief.

There are five class exemptions issued by the Department of Labor that could apply in the event of a prohibited transaction. These Department of Labor Prohibited Transaction Class Exemptions apply to:

•	certain transactions involving independent qualified professional asset managers (PTE 84-14);

•	certain transactions involving bank collective investment funds (PTE 91-38);

•	certain transactions involving insurance company pooled separate accounts (PTE 90-1);

•	certain transactions involving insurance company general accounts (PTE 95-60); and

•	certain transactions involving in-house asset managers (PTE 96-23).

However, there is no assurance that these exemptions or any other exemption will apply, even if all of the conditions specified therein are satisfied.

Special Considerations for Insurance Companies

An insurance company considering an investment should consider whether its general account may be deemed to include assets of the Plans investing in the general account, for example, through the purchase of an annuity contract. In John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), the United States Supreme Court held that assets held in an insurance company's general account may be deemed to be plan assets under certain circumstances. In that event, the insurance company might be treated as a party in interest under such Plans. However, PTE 95-60 may exempt some or all of the transactions that could occur as the result of the acquisition of the common stock by an insurance company general account. Therefore, insurance company investors should analyze whether John Hancock and PTE 95-60 or any other exemption may have an impact with respect to their purchase of the common stock.

In addition, regulations were issued pursuant to Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code with respect to insurance policies issued on or before December 31, 1998, that are supported by an insurer's general account. As a result of these regulations, assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code to the extent such assets relate to contracts issued to employee benefit plans on or before December 31, 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such Plan invested in a separate account.

General Investment Considerations

Prospective fiduciaries of a Plan considering the purchase of common stock should consult with their legal advisors concerning the impact of ERISA and the Internal Revenue Code and the potential consequences of making an investment in the shares of common stock with respect to their specific circumstances. Each Plan fiduciary should take into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	the composition of the Plan's portfolio with respect to diversification by type of asset;

•	the Plan's funding objectives;

•	the tax effects of the investment;

•	whether the assets of the trust which are represented by such interests would be considered plan assets; and

•	whether, under the general fiduciary standards of investment prudence and diversification an investment in the shares of common stock is appropriate for the Plan taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio.

Certain employee benefit plans, such as governmental plans and certain church plans are not subject to the provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code. Accordingly, assets of such Plans may be invested in the common stock without regard to the ERISA considerations described here, subject to the provisions of any other applicable federal and state law. It should be noted that any such plan that is qualified and exempt from taxation under the tax code is subject to the prohibited transaction rules set forth in the tax code.

UNDERWRITING

Morgan Stanley & Co. Incorporated and Banc of America Securities LLC, the joint book running managers, are acting as representatives of the underwriters named below. Citigroup Global Markets Inc., Raymond James & Associates, Inc. and Blaylock & Company, Inc. are acting as co-managers. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated	1,868,750
Banc of America Securities LLC	1,868,750
Citigroup Global Markets Inc.	862,500
Raymond James & Associates, Inc.	862,500
Blaylock & Company, Inc.	287,500

Total	5,750,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If any underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters initially propose to offer the shares to the public at the public offering price listed on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.83 per share. With respect to the shares allocated to the affiliates of Fortress and to one of our directors discussed below, the underwriters, at our direction, will offer the shares through a selected dealer at the public offering price without any concession to such dealer. After this offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option.

	Per Share	Without Option	With Option
Public offering price	$30.70	$176,525,000	$194,177,500
Underwriting discounts and commissions	1.3815	7,943,625	8,737,988
Proceeds, before expenses, to us	$29.3185	168,581,375	185,439,512

The expenses of the offering, not including underwriting discounts and commissions, are estimated at $2.4 million, and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 575,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Allocation of Shares to Affiliates

At our request, the underwriters have allocated a total of 686,760 shares of common stock offered hereby for sale at the offering price to certain funds affiliated with Fortress, each of which is an affiliate of Fortress Investment Holdings LLC, and 130,240 shares of common stock to Howard Rubin, one of our directors. The number of shares available for sale to the general public will be reduced by the number of shares sold to these persons.

No Sales of Similar Securities

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to certain exceptions, including the exception for Fortress and Greenhill described in the following paragraph, for a period of 30 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 30-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 30-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

It is contemplated that the lock-up agreements with two of our largest stockholders, Fortress and Greenhill, will contain an exception to allow the lenders under the credit facilities described under "Certain Relationships and Related Party Transactions—Fortress Pledge Shelf Registration Statement" and "—Greenhill Pledge Shelf Registration Statement" to dispose of the shares pledged under the credit agreements or to seize the pledged shares in the event of a default.

It is also contemplated that our lock up agreement with the underwriters will contain an exception to allow us to issue the shares we are obligated to sell to the investors under the Investment Agreement.

It is also contemplated that the lock-up agreements with our officers will contain an exception allowing (i) one of our officers to sell during the lock-up period shares of our common stock that are beneficially owned by such officer in accordance with his pre-existing trading plan established pursuant to Rule 10b5-1(c)(1) of the Exchange Act and (ii) our other officers to establish new trading plans pursuant to Rule 10b5-1(c)(1) during the lock-up period, in each case as part of such officer's personal long-term investment strategy for asset diversification, liquidity and estate planning. However, during the lock-up period officers will not be permitted to sell any shares of our common stock pursuant to any new trading plan implemented during the lock-up period. Please see "Security Ownership of Certain Beneficial Owners and Management" for a description of the executive officers' beneficial ownership of our common stock as of April 29, 2005. Transactions under these 10b5-1 plans will be disclosed publicly in future filings with the Securities and Exchange Commission as required by applicable law.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol "GSL."

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the representatives of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock.

Specifically, the representatives may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The representatives must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the representatives may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. The representatives may also reclaim selling concessions allowed to a dealer for distributing our common stock in this offering, if the representatives repurchase previously distributed common stock to cover the underwriters' short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The representatives are not required to engage in these activities and may end any of these activities at any time.

Electronic Prospectus

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on the websites maintained by other underwriters and the representatives and other underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, lending and other commercial dealing in the ordinary course of business with us and our affiliates, for which they have received, and expect to receive, customary fees and commissions for these transactions. For example, Morgan Stanley & Co. Incorporated and Banc of America Securities LLC and their respective affiliates have served as lenders under our credit facilities, placement agents with respect to our mortgage loan transactions and counterparties to our interest rate swap transactions, and as the lenders under the credit facility with an affiliate of Fortress and Greenhill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" "—The February 2004 Mortgage Loan," "—The December 2004 Mortgage Loan," "—Interest Rate Swap Agreements," "Certain Relationships and Related Party Transactions—Pledge Shelf Registration Statements" and "Description of Certain Indebtedness." We have a $95.0 million Revolving Credit Agreement with affiliates of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC under which $66.6 million was outstanding as of April 29, 2005. A portion of the net proceeds of the offering will be used to repay the debt outstanding under this Revolving Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility", "Use of Proceeds" and "Description of Certain Indebtedness—Revolving Credit Agreement." In addition, we expect to pay financial advisory fees of approximately $500,000 to Morgan Stanley & Co. Incorporated in connection with the Sprint transaction. Banc of America Securities LLC and Citigroup Global Markets Inc. served as advisors to Sprint Corporation in connection with the Sprint transaction. We may use a portion of the net proceeds from this offering to temporarily repay borrowings under the credit facility if any are outstanding upon consummation of the offering.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, and for the underwriters by Sidley Austin Brown & Wood LLP. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP and their respective family members hold an aggregate of less than 1.0% of our outstanding shares of common stock after giving effect to the offering. Sidley Austin Brown & Wood LLP represents us and certain of our affiliates on a regular basis on a variety of matters.

EXPERTS

The consolidated financial statements and schedules of Global Signal Inc. at December 31, 2004 and 2003, and for the year ended December 31, 2003, the two months ended December 31, 2002 and the ten months ended October 31, 2002, the statement of revenue and certain expenses of Tower Ventures for the year ended December 31, 2003, the statement of revenue and certain expenses of Lattice Acquisition for the year ended December 31, 2003, the statement of revenue and certain expenses of Didier Communications Acquisition for the year ended December 31, 2003 and the statement of revenue and certain expenses of Towers of Texas Acquisition for the year ended December 31, 2003, all appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered certified public accountants, as set forth in their reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Statement of Revenue and Certain Expenses of Sprint Sites USA for the year ended December 31, 2004, has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Statement of Revenue and Direct Operating Expenses of SunCom Acquisition for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Statement of Revenue and Certain Expenses of ForeSite 2005 Acquisition for the year ended December 31, 2004, has been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-11 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission's public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Global Signal Inc., Attn: Secretary, 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232, (941) 364-8886.

We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We report our financial statements on a year ended December 31 basis. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

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INDEX TO FINANCIAL STATEMENTS
GLOBAL SIGNAL INC.

Financial Statements:

Page
Pro Forma Condensed Consolidated Financial Statements of Global Signal Inc. (unaudited):
Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2004 (unaudited)	F-4
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2004 (unaudited)	F-5
Notes to the Pro Forma Condensed Consolidated Financial Statements (unaudited)	F-6

Consolidated Financial Statements of Global Signal Inc.:
Report of Independent Registered Certified Public Accountants	F-13
Consolidated Balance Sheets at December 31, 2003 and 2004	F-14
Consolidated Statements of Operations for the Ten Months Ended October 31, 2002, the Two Months Ended December 31, 2002, and the Years Ended December 31, 2003 and 2004	F-15
Consolidated Statement of Changes in Stockholders' Equity for the Ten Months Ended October 31, 2002, the Two Months Ended December 31, 2002, and the Years Ended December 31, 2003 and 2004	F-16
Consolidated Statements of Cash Flows for the Ten Months Ended October 31, 2002, the Two Months Ended December 31, 2002, and the Years Ended December 31, 2003 and 2004	F-17
Notes to Consolidated Financial Statements	F-18

Financial Statements of Tower Ventures:
Report of Independent Registered Certified Public Accountants	F-59
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2003 and the Six Months Ended June 30, 2004 (unaudited)	F-60
Notes to Statements of Revenue and Certain Expenses	F-61

Financial Statements of Lattice Acquisition:
Report of Independent Registered Public Accounting Firm	F-64
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2003 and for the period from January 1, 2004 to December 31, 2004 (unaudited)	F-65
Notes to Statements of Revenue and Certain Expenses	F-66

Financial Statements of Didier Communications Acquisition:
Report of Independent Registered Certified Public Accountants	F-69
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2003 and for the period from January 1, 2004 to December 17, 2004 (unaudited)	F-70
Notes to Statements of Revenue and Certain Expenses	F-71

Financial Statements of Towers of Texas Acquisition:
Report of Independent Registered Certified Public Accountants	F-74
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2003 and for the period from January 1, 2004 to December 30, 2004 (unaudited)	F-75
Notes to Statements of Revenue and Certain Expenses	F-76

Financial Statements of ForeSite 2005 Acquisition:
Report of Independent Registered Public Accounting Firm	F-79
Statement of Revenue and Certain Expenses for the Year Ended December 31, 2004	F-80
Notes to Statement of Revenue and Certain Expenses	F-81

Page
Financial Statements of SunCom Acquisition (Triton):
Report of Independent Registered Public Accounting Firm	F-83
Statement of Revenue and Direct Operating Expenses for the Year Ended December 31, 2004	F-84
Notes to Statement of Revenue and Direct Operating Expenses	F-85

Financial Statements of Sprint Sites USA:
Report of Independent Registered Public Accounting Firm	F-87
Statement of Revenue and Certain Expenses for the Year Ended December 31, 2004	F-88
Notes to Statement of Revenue and Certain Expenses	F-89

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated balance sheet is presented on a pro forma as adjusted basis to reflect this offering, the Sprint transaction and related financings and the ForeSite 2005 and SunCom ("Triton") acquisitions as if they had occurred on December 31, 2004. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004, are presented on a pro forma basis to reflect (i) the issuance of the $418.0 million February 2004 mortgage loan and the application of the mortgage loan net proceeds therefrom, (ii) the initial public offering of 8,050,000 shares of our common stock at an offering price of $18.00 per share and the application of the net proceeds therefrom, including a portion to fund the Tower Ventures acquisition, (iii) five other acquisitions: Lattice, Didier Communications, Towers of Texas, ForeSite 2005 and Triton, all of which have been consummated, except for Triton, which is currently subject to a definitive purchase agreement and (iv) the issuance of the $293.8 million December 2004 mortgage loan and the application of the net proceeds therefrom and on a pro forma as adjusted basis to reflect this offering of 5,750,000 shares of common stock at an offering price of $30.70 per share and the application of the net proceeds therefrom and the Sprint transaction and its related financing including (i) the $850.0 million bridge financing, (ii) the $55.0 million of borrowing under the Revolving Credit Agreement and (iii) the issuance of $250.0 million of common stock pursuant to the Investment Agreement, as if they had occurred on January 1, 2004.

The acquisitions included in the pro forma financials statements consist of certain of our acquisitions that were consummated in 2004 or that we believe are probable to occur in 2005. We have consummated other tower acquisitions and have executed definitive agreements to acquire additional towers which are not included in these pro forma financial statements because they do not meet the applicable criteria of Regulation S-X of the Securities and Exchange Commission. However, in the aggregate, the acquisitions included herein in these pro forma statements of operations represent all of our significant acquisitions, as defined in Regulation S-X of the Securities and Exchange Commission, and more than 50% of the total purchase price of the aggregate of our individually insignificant acquisitions that have been consummated in 2004 or that we believe are probable to occur, in 2005 based on information as of this offering.

The Sprint transaction and the ForeSite 2005 and Triton acquisitions are included as adjustments to the pro forma balance sheet even though the Sprint transaction and Triton acquisition have not yet been consummated. The adjustments in the pro forma statements of operations for the year ended December 31, 2004 includes the acquisitions listed above and the Sprint transaction, as well as the Tower Ventures, Lattice, Didier Communications and Towers of Texas acquisitions that were each consummated at various dates prior to December 31, 2004. Certain of the items considered in the pro forma adjustments to the statements of operations are not reflected as adjustments to the pro forma balance sheet, as they are already reflected in the historical balance sheet as of December 31, 2004.

The pro forma condensed consolidated financial statements should be read in conjunction with our consolidated financial statements, including the notes thereto, and the Tower Ventures, Lattice Acquisition, Didier Communications Acquisition, Towers of Texas Acquisition, ForeSite 2005 Acquisition, Triton Acquisition and the Sprint Sites USA statements of revenue and certain expenses including the notes thereto, each included elsewhere in this prospectus. The pro forma condensed consolidated financial statements do not purport to represent our financial position or the results of operations that would actually have occurred assuming the completion of (i) this offering, (ii) the issuance of the December 2004 mortgage loan and the application of net proceeds therefrom, (iii) the Tower Ventures, Lattice, Didier Communications, Towers of Texas, ForeSite 2005 and Triton acquisitions, (iv) the Sprint transaction and related financings, (v) the issuance of the February 2004 mortgage loan and the application of net proceeds and (vi) our initial public offering had occurred as of the dates indicated; nor do they purport to project our financial position or results of operations as of any future date or for any future period.

The Sprint transaction is significantly larger than any acquisition we have completed to date. There are more Sprint Towers than the number of communications sites we currently operate and the integration of the over 6,600 Sprint Towers into our operations will be a significant undertaking. We expect to incur a substantial amount of nonrecurring costs with respect to the integration of the Sprint Towers, which will be expensed during 2005. In addition, to manage the Sprint Towers, we expect to add over 100 additional employees, which will add significant ongoing costs. We have not reflected the significant one-time costs of integrating the Sprint Towers into our operations or the additional selling, general and administrative costs associated with managing the Sprint Towers in the accompanying pro forma consolidated statement of operations. The pro forma consolidated statement of operations includes selling, general and administrative expenses incurred on a historical basis by Sprint in their operation of the Sprint Towers which may not be representative of the costs we will incur.

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
December 31, 2004
(in thousands)

	Historical December 31, 2004 (A)	Closed and Probable Acquisitions after December 31, 2004 (B)		Pro Forma December 31, 2004	This Offering (C)		The Sprint Transaction (D)		Pro Forma As Adjusted December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$5,991	$(900)	B1	$5,091	$29,161	C1	$—		$34,842
					590	C2
Accounts receivable, prepaid expenses and other current assets	10,305	—		10,305	—		—		10,305
Total current assets	16,296	(900)		15,396	29,751		—		45,147
Restricted cash	72,854	(14,500)	B2	58,354	82,007	C1	(82,007)	D1	58,354
Fixed assets, net	592,339	78,708	B3	671,047	—		1,023,427	D2	1,694,474
Land	43,861	500	B3	44,361	—		831	D2	45,192
Intangible assets, net	171,647	10,295	B3	181,942	—		223,454	D2	405,396
Deferred debt issuance costs, net	18,911	900	B1	19,811	—		3,350	D3	23,161
Other assets	7,461	—		7,461	(590)	C1	(1,543)	D1	5,328
	$923,369	$75,003		$998,372	$111,168		$1,167,512		$2,277,052
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$16,397	$—		$16,397	$—		$—		$16,397
Dividends payable	20,491	—		20,491	—		—		20,491
Deferred revenue	13,410	—		13,410	—		—		13,410
Notes payable and current portion of long-term debt	8,268	74,527	B2	82,795	(55,000)	C1	55,000	D1	932,795
	—	—		—	—		850,000	D3
Total current liabilities	58,566	74,527		133,093	(55,000)		905,000		983,093
Long-term debt	698,652	—		698,652	—		—		698,652

Other liabilities	12,954	476	B3	13,430	—		13,212	D2	26,642
Total liabilities	770,172	75,003		845,175	(55,000)		918,212		1,708,387
Stockholders' equity:
Common Stock	513	—		513	58	C3	98	D4	669
Additional paid-in capital	157,004	—		157,004	166,110	C3	249,202	D4	572,316
Deferred stock-based compensation	(3,101)	—		(3,101)					(3,101)
Accumulated other comprehensive gain (loss)	(1,219)	—		(1,219)	—		—		(1,219)
Retained earnings (accumulated distributions in excess of net income)	—	—		—	—		—		—
	153,197	—		153,197	166,168		249,300		568,665
	$923,369	$75,003		$998,372	$111,168		$1,167,512		$2,277,052

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)
Year Ended December 31, 2004
(in thousands, except per share data)

	Historical Year Ended December 31, 2004 (AA)	February 2004 Mortgage Loan Issuance (BB)		The Initial Public Offering Offering (CC)		Acquisitions After January 1, 2004 (DD)		December 2004 Mortgage Loan Issuance (EE)		Pro Forma Year Ended December 31, 2004	This Offering (FF)	The Sprint Transaction (GG)		Pro Forma As Adjusted Year Ended December 31, 2004
Revenues	$182,865	$—		$—		$28,099	DD1	$—		$210,964	$—	222,423	GG1	$433,387
Direct site operating expenses (excluding depreciation, amortization and accretion)	57,462	—		—		8,775	DD1	—		66,237	—	137,600	GG1	203,837
Gross margin	125,403	—		—		19,324		—		144,727	—	84,823		229,550
Other expenses:
Selling, general and administrative (excluding non-cash stock-based compensation expense of $3,440)	23,410	—		—		971	DD1	—		24,381	—	7,290	GG1	31,671
State franchise, excise and minimum taxes	69	—		—		—		—		69	—	—		69
Depreciation, amortization and accretion	54,288	—		—		17,297	DD2	—		71,585	—	83,370	GG2	154,955
Non-cash stock based compensation expense	4,235	—		—		—		—		4,235	—	—		4,235
	82,002	—		—		18,268		—		100,270	—	90,660		190,930
Income from operations	43,401	—		—		1,056		—		44,457	—	(5,837)		38,620
Interest expense, net	27,529	815	BB1	(505	) CC1	5,299	DD3	9,217	EE1	42,355		53,109	GG3	95,464
Loss on early extinguishment of debt	9,018	—		—		—				9,018	—			9,018
Minority interest in net income of subsidiary	(124)	—		—		—		—		(124)	—	—		(124)
Income (loss) before income tax expense	6,978	(815)		505		(4,243)		(9,217)		(6,792)	—	(58,946)		(65,738)
Income tax expense	(341)	—		—		—		—		(341)	—	—		(341)
Net income (loss) from continuing operations	$6,637	$(815)		$505		$(4,243)		$(9,217)		$(7,133)	$—	(58,946)		$(66,079)
Basic and diluted net income (loss) from continuing operations attributable to common stockholders per share:
Net income (loss) from continuing operations attributable to common stockholders (basic)	$0.14													$(1.00)
Net income (loss) from continuing operations attributable to common stockholders (diluted)	$0.13													$(1.00)
Weighted average number of common shares outstanding (basic)	46,831													65,759
Weighted average number of common shares outstanding (diluted)	49,683													65,759

Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)
(in thousands except share and per share data)

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

A.	Reflects our condensed consolidated balance sheet as of December 31, 2004, derived from the audited financial statements included herein.

B.	Reflects certain acquisitions consummated or, probable of consummation, after December 31, 2004.

B1.	Amounts represent payment of deferred financing costs totaling $900, which include an origination fee of $750, on our $200,000 acquisition credit facility which we paid from cash on hand at closing. The acquisition credit facility has a 364-day term.

B2.	The table below reflects the purchase price and financing sources for certain of our acquisitions that have occurred or are probable to occur after December 31, 2004. The ForeSite 2005 acquisition closed on April 29, 2005.

	Foresite 2005	Triton	Total for Probable Acquisitions after December 31, 2004
Purchase price	$30,879	$55,095	$85,974
Fees and expenses	1,969	1,084	3,053
Total purchase price	$32,848	$56,179	$89,027
Cash	$—	$—	$—
Restricted cash	(14,500)	—	(14,500)
Borrowings under our acquisition credit facility	(18,348)	(56,179)	(74,527)
Total sources of financing	$(32,848)	$(56,179)	$(89,027)

B3.	Reflects the preliminary allocation of the total purchase price for the acquisitions that have occurred or are probable of consummation after December 31, 2004 listed in B2 above.

		Amount	Estimated Life
Purchase price allocation:
Fixed assets		$78,708	15 years
Land		500	N/A
Intangible assets:
Lease origination value	$617		16 years
Lease absorption value	9,678		16 years
Total intangible assets		10,295
Total assets		89,503
Asset retirement obligation		(476)	23 years
Total		$89,027

C.	Reflects this equity offering of 5,750,000 shares of common stock at a price of $30.70 per share, excluding any shares issued pursuant to the overallotment.

C1.	Cash and cash equivalents

Proceeds from this offering	$176,525
Less offering costs	10,357
Net proceeds	166,168
Cash used to fund the Sprint transaction(1)	(82,007)
Cash used to repay borrowings under revolving credit facility	(55,000)
Net cash remaining for general corporate purposes	$29,161

(1)	The restricted cash is only restricted by our stated intentions to use it as described in this offering, however there are no legal agreements of such. Because the anticipated uses primarily relate to long-term assets, we believe it is appropriate to exclude the cash from current assets.

C2.	Reflects $590 in offering costs paid prior to the closing of the offering.

C3.	Reflects the net proceeds of this equity issuance totaling $166,168 representing 5,750,000 shares of common stock at an offering price of $30.70 per share, with a par value of $0.01, less estimated issuance costs of $10,357 (assuming the underwriters do not exercise their overallotment option).

D.	Reflects the Sprint transaction and related financings.

D1.	The table below reflects the preliminary upfront rental payment and financing sources for the Sprint transaction that was entered into on February 14, 2005.

Sprint Sites USA Acquisition
Upfront rental payment	$1,202,000
Fees and expenses	32,500
Total purchase price	$1,234,500

Cash deposit paid for the Sprint transaction, borrowed under revolving credit facility	$(50,000)
Other borrowings under revolving credit facility for Sprint transaction expenses	(5,000)
Equity provided by this offering (see C1)	(82,007)
Bridge financing (see D3)	(846,650)
Common stock issued to Fortress, Greenhill & Abrams (see D4)	(249,300)
Fees and expenses already incurred and paid as of December 31, 2004	(1,543)
Total sources of financing	$(1,234,500)

D2.	Reflects the preliminary allocation of the Sprint transaction which will be accounted for as a capital lease.

		Amount	Estimated Life
Allocation of upfront rental payment:
Fixed assets		$1,023,427	15 years
Land		831	N/A
Intangible assets:
Lease origination value	$13,386		16 years
Lease absorption value	210,068		16 years
Total intangible assets		223,454
Total assets		1,247,712
Asset retirement obligation		(13,212)	18 years
Total		$1,234,500

D3.	Reflects the debt financing for the Sprint transactions provided through bridge financing, which will have a one-year term with two six-month renewal options. The net proceeds received from the Bridge Loan are as follows:

		Amount	Estimated Life
Bridge financing		$850,000
Origination fee	$(2,906)
Estimated legal fees and expenses	(444)
Total deferred debt issuance cost		(3,350)	1 year
Net proceeds		$846,650

D4.	Reflects the issuance of 9,803,922 shares of common stock, with a par value of $0.01, to the Investors at $25.50 per share.

Net proceeds are as follows:

Gross proceeds	$250,000
Estimated legal fees and expenses	(700)
Net proceeds	$249,300

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

AA.	Reflects our condensed consolidated statement of operations for the year ended December 31, 2004, derived from the audited financial statements included herein.

BB.	Reflects the February 2004 mortgage loan issuance

BB1.	Reflects the net increase in interest expense related to the issuance of the February 2004 mortgage loan as detailed below:

Interest expense relating to the February 2004 mortgage loan using weighted average interest rate of approximately 5.0%	$1,955
Amortization of deferred debt issuance costs of $14,680, relating to the February 2004 mortgage loan using the effective interest method	387
Amortization of swap termination costs of $6,175, using the effective interest method	186
Interest expense relating to the old credit facility	(1,323)
Amortization of deferred debt issuance costs relating to the old credit facility, using the effective interest method	(390)
$815

CC.	Reflects the Initial Public Offering

CC1.	Reflects reduced interest expense of $505 from the $33,154 repayment of outstanding borrowings under the credit facility (at 3.5%) for the time such borrowings were outstanding from a portion of the proceeds of the equity issuance.

DD.	Reflects Certain Acquisitions

DD1.	Reflects revenues and direct site operating expenses of Tower Ventures, Lattice Acquisition, Didier Communications Acquisition, Towers of Texas Acquisition, Foresite 2005 Acquisition and Triton Acquisition for the period from January 1, 2004 through the earlier of the date of the individual tower acquisition closing or December 31, 2004. These amounts were derived from the statements of revenue and certain expenses included elsewhere herein.

The Tower Ventures acquisition was funded with a portion of the net proceeds from our initial public offering. Prior to December 7, 2004, the Lattice Acquisition, Didier Communications Acquisition and Towers of Texas Acquisition were funded through borrowings under our credit facility and a portion of the net proceeds from our initial public offering. After December 7, 2004, the date of our December 2004 mortgage loan and the date we repaid and terminated our credit facility, the acquisitions were funded with cash from the site acquisition reserve account established as part of the December 2004 mortgage loan. The Foresite 2005 Acquisition was funded with cash from our Site Acquisition Reserve Account established as part of the December 2004 mortgage loan and borrowings under our acquisition credit facility. The Triton Acquisition will be funded with borrowings under our acquisition credit facility.

	Consummated					Probable
	Tower Ventures	Lattice Acquisition (i)	Didier Communications Acquisition	Towers of Texas Acquisition	Foresite 2005 Acquisition	Triton Acquisition As Adjusted (ii)	Total
Revenues	$2,467	$10,464	$3,152	$2,041	$3,302	$6,673	$28,099
Direct operating expenses	738	2,795	938	485	866	2,953	8,775
Gross margin	1,729	7,669	2,214	1,556	2,436	3,720	19,324
Selling, general and administrative	4	246	—	—	721	—	971
Revenue in excess of certain expenses	$1,725	$7,423	$2,214	$1,556	$1,715	$3,720	$18,353

i.	The Lattice Acquisition is being consummated in stages. As of December 31, 2004, 225 of the total 237 sites had been acquired. These amounts reflect all 237 sites since the difference is not material.

ii.	Triton Acquisition's audited statement of revenues and direct operating expenses was adjusted as follows to reflect the revenues to be recognized on a straight-line basis pursuant to an agreement between Global Signal and Triton to enter into a 10-year master lease agreement whereby Triton will pay Global Signal at fixed monthly rates for each of the 169 towers, as if occured on January 1, 2004. The Triton lease is for an initial term of 10 years and contains annual escalators after the third year ranging from 2% to 3%.

	Year Ended December 31, 2004
	As Reported	Pro Forma Adjustments	As Adjusted
Statement of Revenue and Direct Operating Expenses
Revenue	$2,640	$4,033	$6,673
Direct operating expenses:
Rent	2,485	—	2,485
Property taxes	366	—	366
Other tower operating expenses	102	—	102
Selling, general & administrative	—	—	—
Total direct operating expenses	2,953	—	2,953
Revenue (less than) in excess of direct operating expenses	$(313)	$4,033	$3,720

DD2.	The table below reflects the purchase price for four of our 2004 and two of our 2005 acquisitions, one of which has been consummated, described in DD1 above:

	Total for Acquisitions After December 31, 2004(B1)	Total for Acquisitions During the Year Ended December 31, 2004	Total
Purchase price	$85,974	$218,140	$304,114
Fees and expenses	3,053	3,446	6,499
Cash purchase price, including fees and expenses	$89,027	$221,586	$310,613

The adjustment reflects depreciation, amortization and accretion on the assets acquired as part of the acquisitions listed above based on a total purchase price of $307,520, including estimated expenses.

		Amount	Estimated Life	Annual Expense
Fixed assets		$272,558	15-16 years	$15,491
Land		1,061	N/A
Intangible assets:
Lease origination value	$2,062		16-24 years	95
Lease absorption value	35,697		16-24 years	1,650
Total intangible assets		37,759
Total assets		311,378
Asset retirement obligation		(765)	23 years	61
Total		$310,613
Total depreciation, amortization and accretion				$17,297

The Tower Ventures, Lattice, Didier Communications and Towers of Texas acquisitions closed prior to December 31, 2004. As a result, the pro forma adjustment for depreciation expense for the year ended December 31, 2004 for these acquisitions is for a period less than one year.

DD3.	Reflects the increased interest expense of $5,299 from the $74,527 of borrowings on the acquisition credit facility (at Eurodollar rate plus 1.5%, assumed to be 5.9%) on the acquisitions after December 31, 2004 plus the amortization of deferred financing costs (see B1).

EE.	Reflects the December 2004 Mortgage Loan issuance

EE1.	Reflects the net increase in interest expense related to the issuance of the mortgage loan on December 7, 2004 as detailed below:

Interest expense relating to the December 2004 mortgage loan using weighted average interest rate of approximately 4.74%	$13,856
Amortization of December 2004 deferred debt issuance costs of $4,991 relating to the mortgage loan using the effective interest method	1,101
Amortization of swap termination proceeds of $2,016, using the effective interest method	(441)
Interest expense related to the credit facility we repaid with a portion of the net proceeds from the December 2004 mortgage loan for the portion of the year borrowings were outstanding	(5,299)
$9,217

FF.	Reflects this offering and the application of the net proceeds which will be held in cash and restricted cash pending its use for acquisitions of communication sites or other general corporate purposes. We have assumed no interest income on the cash for purposes of these pro forma financial statements.

GG.	Reflects the Sprint Transaction

GG1.	Reflects 2004 revenues and direct site operating expenses as adjusted for the certain items footnoted below. These amounts were derived from the audited statement of revenue and certain expenses of Sprint Sites USA for the year ended December 31, 2004 included elsewhere herein.

	Year Ended December 31, 2004
	As Reported	Pro Forma Adjustments		As Adjusted
Revenue	$103,766	$118,657	i	$222,423
Certain expenses:
Ground rent	111,763	—		111,763
Property taxes	16,887	(2,532)	ii	14,355
Other tower operating expenses	9,783	1,699	iii	11,482
Selling, general & administrative	7,290	—		7,290
Total certain expenses	145,723	(833)		144,890
Revenue (less than) in excess of certain expenses	$(41,957)	$119,490		$77,533

i.	Represents the annual rent on a straight-line basis we will recognize from Sprint under Sprint's lease of approximately 6,400 sites at a fixed monthly rate per tower plus a presumed minimum of 2% annual contractual escalation over the ten year contractual term. The lease provides for escalations equal to the lesser of 3% or 2% plus the change in CPI.

ii.	Reflects the adjustment of real and personal property taxes to market rates. Under the Sprint master lease, we have agreed to pay Sprint a per site fee annually for real and personal property taxes attributable to the Sprint sites and an additional amount per site to the landlord as a reimbursement of real estate taxes, the total of which we believe represents market.

iii.	Reflects additional expense we expect to incur related to maintaining property and casualty insurance on the Sprint Towers as Sprints Sites USA was self-insured during the year ended December 31, 2004.

GG2.	Reflects depreciation, amortization and accretion on the assets acquired as part of the Sprint Transaction based on an upfront rental payment of $1,202,000 plus estimated fees and expenses of $32,500.

		Amount	Estimated Life	Annual Expense
Allocation of upfront rental payment:
Fixed assets		$1,023,427	15 years	$68,228
Land		831	N/A
Intangible assets:
Lease origination value	$13,386		16 years	837
Lease absorption value	210,068		16 years	13,130
Total intangible assets		223,454
Total assets		1,247,712
Asset retirement obligation		(13,212)	18 years	1,175
Total		$1,234,500		$83,370

GG3.	Reflects the increased interest expense of $49,759 from the $850,000 of borrowings under our bridge financing (at 5.84%) to finance the Sprint transaction and amortization of deferred debt issuance costs of $3,350 related to the bridge financing.

3.	Pro Forma Income (Loss) Per Share

Shares used to calculate unaudited pro forma as adjusted basic and diluted net income (loss) from continuing operations per share were adjusted to reflect the 8,050,000 shares issued in our initial public offering on June 2, 2004, 5,750,000 shares of common stock issued in this offering and 9,803,922 shares issued to the Investors in connection with the Sprint transaction as if they had been outstanding since January 1, 2004.

Diluted shares outstanding on a pro forma as adjusted basis are the same as basic shares outstanding since their inclusion would be anti-dilutive due to the pro forma as adjusted net loss.

Details of the calculation follow (in thousands):

	Year Ended December 31, 2004
	Historical	Initial Public Offering	Pro Forma	This Offering	The Sprint Transaction	Pro Forma As Adjusted
Weighted average number of shares of common stock outstanding - basic	46,831	3,374	50,205	5,750	9,804	65,759
Dilution from options and warrants	2,852	—	—	—	—	—
Weighted average number of shares of common stock outstanding - diluted	49,683	3,374	50,205	5,750	9,804	65,759

Report of Independent Registered Certified Public Accountants

Stockholders and Board of Directors of Global Signal Inc.

We have audited the accompanying consolidated balance sheets of Global Signal Inc. ("the Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the ten months ended October 31, 2002, the two months ended December 31, 2002, and the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Signal Inc. and subsidiaries at December 31, 2003, and 2004, and the consolidated results of their operations and their cash flows for the ten months ended October 31, 2002, the two months ended December 31, 2002, and the years ended December 31, 2003 and 2004, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 3 – Reorganization and Emergence from Chapter 11, to the consolidated financial statements, effective November 1, 2002, the Bankruptcy Court confirmed the Company's plan of reorganization and the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code. In accordance with AICPA Statement of Position No. 90-7, the Company adopted fresh start accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair values as of November 1, 2002. As a result, the consolidated financial statements for the periods beginning November 1, 2002, reflect the Successor Company's new basis of accounting and are not comparable to the Predecessor Company's pre-reorganization consolidated financial statements.

/s/ Ernst & Young LLP

Tampa, Florida
March 28, 2005
except for the last paragraph of footnote 19
as to which the date is March 30, 2005

GLOBAL SIGNAL INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2003	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$9,661	$5,991
Accounts receivable, less allowance for doubtful accounts of $1,303 and $794, respectively	987	533
Prepaid expenses and other current assets	6,927	9,772
Total current assets	17,575	16,296
Restricted cash	—	72,854
Fixed assets, net of accumulated depreciation of $35,677 and $71,101, respectively	357,158	636,200
Intangible assets:
Goodwill	—	9,770
Leasehold interests, net of accumulated amortization of $5,318 and $8,730, respectively	12,916	7,791
Lease absorption value, net of accumulated amortization of $15,012 and $28,352, respectively	114,049	149,625
Other intangible assets, net of accumulated amortization of $250 and $588, respectively	2,485	4,461
Deferred debt issuance costs, net of accumulated amortization of $5,517 and $2,994, respectively	11,227	18,911
Other assets	4,557	7,461
	$519,967	$923,369
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,085	$1,960
Accrued expenses	14,170	14,437
Dividends payable	—	20,491
Deferred revenue	10,857	13,410
Interest rate swap liabilities, at fair value	1,970	—
Current portion of long-term debt	6,535	8,268
Total current liabilities	35,617	58,566
Long-term debt, net of current portion	257,716	698,652
Other liabilities	8,286	12,954
Total liabilities	301,619	770,172
Minority interest in subsidiary	817	—
Stockholders' equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized; no shares issued or outstanding at December 31, 2003 and December 31, 2004	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized; 41,000,000 shares issued and outstanding at December 31, 2003, and 51,304,769 shares issued and outstanding at December 31, 2004	410	513
Additional paid-in capital	206,089	157,004
Deferred stock-based compensation	—	(3,101)
Accumulated other comprehensive loss	(1,133)	(1,219)
Retained earnings	12,165	—
	217,531	153,197
	$519,967	$923,369

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31,
			2003	2004
Revenues	$137,435	$27,454	$166,670	$182,865
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)	46,570	9,028	56,572	57,462
Gross margin	90,865	18,426	110,098	125,403
Other expenses:
Selling, general and administrative (excluding $0, $0, $1,479 and $4,235 of non-cash stock-based compensation expense, respectively)	27,523	4,743	26,914	23,410
State franchise, excise and minimum taxes	1,671	330	848	69
Depreciation, amortization and accretion	73,508	10,119	47,137	54,288
Non-cash stock-based compensation expense	—	—	1,479	4,235
Impairment loss on assets held for sale	1,018	—	—	—
Impairment loss on assets held for use	4,541	—	—	—
Reorganization costs	59,124	—	—	—
	167,385	15,192	76,378	82,002
Operating income (loss)	(76,520)	3,234	33,720	43,401
Interest expense, net	45,720	4,041	20,477	27,529
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018
Other loss (income)	(533)	84	(110)	(124)
Income (loss) from continuing operations before income tax benefit (expense)	283,131	(891)	13,353	6,978
Income tax benefit (expense)	5,195	(19)	665	(341)
Income (loss) from continuing operations	288,326	(910)	14,018	6,637
Income (loss) from discontinued operations	(32,076)	(84)	(131)	111
Income (loss) before gain (loss) on sale of properties	256,250	(994)	13,887	6,748
Gain (loss) on sale of properties	(78)	(2)	(726)	124
Net income (loss)	$256,172	$(996)	$13,161	$6,872
Basic income (loss) per common share:
Income (loss) from continuing operations	$5.94	$(0.02)	$0.34	$0.14
Income (loss) from discontinued operations	(0.66)	(0.00)	(0.00)	0.00
Gain (loss) on sale of properties	(0.01)	(0.00)	(0.02)	0.01
Net income (loss)	$5.27	$(0.02)	$0.32	$0.15
Diluted income (loss) per common share:
Income (loss) from continuing operations	$5.94	$(0.02)	$0.34	$0.13
Income (loss) from discontinued operations	(0.66)	(0.00)	(0.00)	0.00
Gain (loss) on sale of properties	(0.01)	(0.00)	(0.02)	0.01
Net income (loss)	$5.27	$(0.02)	$0.32	$0.14
Weighted average number of common shares outstanding
Basic	48,573	41,000	41,000	46,831
Diluted	48,573	41,000	41,112	49,683

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Comprehensive Income	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Stockholders' Equity
	Shares	Amount
Predecessor Company balance at December 31, 2001	48,430,593	$48	$773,231	$—		$(2,497)	$(686,984)	$83,798
Comprehensive income:
Net income					$256,172		256,172	256,172
Foreign currency translation adjustment					(171)	(171)		(171)
Amortization of accumulated other comprehensive income on terminated derivative instrument					2,668	2,668		2,668
Comprehensive income					$258,669
Conversion of convertible notes	158,851	—	12,450			—	—	12,450
Recapitalization and fresh-start adjustments:
Cancellation of old shares of common stock	(48,589,444)	(48)	(785,681)			—	—	(785,729)
Issuance of new shares of common stock	41,000,000	410	204,590			—	—	205,000
Fresh-start adjustments	—	—	—	—		—	430,812	430,812
Predecessor Company balance at October 31, 2002	41,000,000	410	204,590	—		—	—	205,000
Comprehensive income:
Net loss (two months-successor company)					$(996)	—	(996)	(996)
Foreign currency translation adjustment					326	326	—	326
Comprehensive income					$(670)
Successor Company balance at December 31, 2002	41,000,000	410	204,590	—		326	(996)	204,330
Comprehensive income:
Net income					$13,161		13,161	13,161
Foreign currency translation adjustment					511	511	—	511
Change in fair value of derivative financial instruments					(1,970)	(1,970)	—	(1,970)
Comprehensive income					$11,702
Non-cash stock-based compensation			1,479			—	—	1,479
Pinnacle Towers Acquisition LLC issuance of shares of common stock for acquisition			20			—	—	20
Successor Company balance at December 31, 2003	41,000,000	410	206,089	—		(1,133)	12,165	217,531
Comprehensive income:
Net income					$6,872	—	6,872	6,872
Foreign currency translation adjustment					948	948	—	948
Change in fair value of derivative financial instruments					(2,229)	(2,229)	—	(2,229)
Amortization of accumulated other comprehensive income on terminated derivative instruments					1,195	1,195	—	1,195
Total comprehensive income					$6,786
Issuance of common stock:
Initial public offering, net of offering costs of $13,674	8,050,000	81	131,145	—		—	—	131,226
Warrants exercised	757,972	8	6,456	—		—	—	6,464
Options exercised	1,399,155	14	8,564	—		—	—	8,578
Shares issued to directors	20,000	—	360	—		—	—	360
Ordinary dividends declared and paid ($1.00 per share)	—	—	(44,025)	—		—	(14,899)	(58,924)
Special distribution declared and paid ($3.47 per share)	—	—	(142,188)	—		—	—	(142,188)
Ordinary dividends declared ($.40 per share)	—	—	(16,353)	—		—	(4,138)	(20,491)
Restricted stock grant	77,642	—	2,020	(2,020)		—	—	—
Non-cash stock-based compensation	—		4,956	(2,352)		—	—	2,604
Amortization of deferred stock-based compensation			—	1,271				1,271
Purchase of Pinnacle Towers Acquisition LLC subsidiary	—	—	(20)	—		—	—	(20)
Successor Company balance at December 31, 2004	51,304,769	$513	$157,004	$(3,101)		$(1,219)	$—	$153,197

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31,
			2003	2004
Cash flows from operating activities:
Net income (loss)	$256,172	$(996)	$13,161	$6,872
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	73,508	10,119	47,137	54,288
Amortization of deferred debt issuance and hedges	13,263	778	4,737	5,605
Deferred tax expense (benefit)	(5,768)	(70)	(665)	341
Provision for doubtful accounts	6,733	686	1,452	796
Non-cash stock-based compensation expense	—	—	1,479	4,235
Disposal of fixed assets	84	—	(31)	(631)
Minority share of net loss of subsidiary	22	—	16	—
Impairment losses	7,825	—	—	841
Reorganization items, net	21,239	—	—
Loss (gain) on early extinguishment of debt	(404,838)	—	—	9,018
Non-cash items reported in discontinued operations (primarily depreciation and impairment chanrges)	34,931	48	878	545
Change in fair value of derivative financial instruments	5,136	258	212	—
(Increase) decrease in:
Cash held in escrow	6,838	1	254	—
Accounts receivable	(3,628)	626	3,647	(341)
Prepaid expenses and other current assets	3,432	3,151	(1,914)	(1,309)
Other assets	(1,410)	(674)	(3,701)	(2,904)
Increase (decrease) in:
Accounts payable	(1,304)	(574)	(471)	(126)
Accrued expenses	10,001	(10,731)	(8,027)	267
Deferred revenues	(8,316)	3,574	(951)	2,553
Other liabilities	6,949	997	2,005	3,496
Net cash provided by operating activities	20,869	7,193	59,218	83,546
Cash flows from investing activities:
Acquisition of GoldenState Towers LLC, net of cash acquired	—	—	—	(64,458)
Payments made in connection with acquisitions of communications sites:
Fixed assets	(116)	—	(29,527)	(266,796)
Leasehold interests	(4)	—	—	—
Intangible assets	—	—	(24)	(35,552)
Capital expenditures	(9,273)	(762)	(8,544)	(9,057)
Proceeds from the sale of fixed assets	5,473	35	1,914	1,003
Funds invested in restricted cash	—	—	—	(294,491)
Funds provided by restricted cash	—	—	—	221,637
Purchase of Pinnacle Towers Acquisition LLC subsidiary	—	—	—	(20)
Net cash used in investing activities	(3,920)	(727)	(36,181)	(447,734)
Cash flows from financing activities:
Borrowings under mortgage loans	—	—	—	711,825
Borrowings under long-term debt	22,237	—	29,026	187,003
Repayment of long-term debt	(126,853)	(9,626)	(44,042)	(457,432)
Repayment of liabilities subject to compromise	(115,000)	—	—	—
Payment of debt issuance costs	(7,486)	—	(2,844)	(20,904)
Payment made to terminate interest rate swaps	—	—	—	(4,199)
Special distribution paid	—	—	—	(142,188)
Ordinary dividends paid	—	—	—	(58,924)
Proceeds from the issuance of common stock, net of offering costs	205,000	—	20	146,268
Net cash provided by (used in) financing activities	(22,102)	(9,626)	(17,840)	361,449
Effect of exchange rate changes on cash	(652)	128	114	(931)
Net increase in cash and cash equivalents	(5,805)	(3,032)	5,311	(3,670)
Cash and cash equivalents, beginning of period	13,187	7,382	4,350	9,661
Cash and cash equivalents, end of period	$7,382	$4,350	$9,661	$5,991
Non-cash investing and financing transactions:
Assets acquired under a capital lease obligation	$—	$—	$—	$1,404
Increase (decrease) in the fair value of interest rate swaps recorded to other comprehensive income	$(2,668)	$—	$1,970	$2,229
Issuance of common stock for debt	$97,959	$—	$—	$—
Common stock options issued in connection with the intitial public offering	$—	$—	$—	$1,865
Common stock issued to directors	$—	$—	$—	$360
Restricted shares issued to employees	$—	$—	$—	$2,020
Supplemental disclosure of cash flows:
Cash paid for interest and income taxes	$27,385	$8,734	$22,470	$19,903

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements

GLOBAL SIGNAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business

The accompanying audited consolidated financial statements reflect the financial position, results of operations and cash flows of Global Signal Inc. and its wholly-owned subsidiaries. Global Signal Inc., formerly Pinnacle Holdings Inc., owns and manages communications towers and other communications sites and leases space on them to providers of wireless communications and broadcast services, such as wireless telephony services, paging, mobile radio, wireless data transmission and radio and television broadcasting, and to operators of private networks such as federal, state and local government agencies.

As used herein, as of December 31, 2003 and 2004, unless the context otherwise requires, "we," "us," "our," "Company," or "Global Signal" refers to Global Signal Inc. and its wholly-owned consolidated subsidiaries, including, without limitation, Pinnacle Towers LLC, Pinnacle Towers Canada, Inc., Pinnacle Towers Acquisitions Holdings LLC, Global Signal Services LLC, and Pinnacle Towers Limited. All significant intercompany balances and transactions have been eliminated. "Fortress" refers to Fortress Investment Holdings LLC and certain of its affiliates, and "Greenhill" refers to Greenhill Capital Partners, L.P. and affiliated investment funds. "Abrams" refers to Abrams Capital, LLC and certain of its affiliates. Since November 1, 2002, Fortress has been our largest stockholder, Greenhill has been our second largest stockholder and Abrams has been our third largest stockholder.

As more fully described in Note 5, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition") and all of its wholly-owned subsidiaries, was acquired by Global Signal on February 6, 2004. Due to 99% common control of both Global Signal and Pinnacle Acquisition since Pinnacle Acquisition's formation on September 23, 2003, the merger was accounted for in a manner similar to a pooling of interests. Therefore, the financial statements of Pinnacle Acquisition have been included in these financial statements of Global Signal beginning September 23, 2003.

As of May 11, 2004, we completed our formation of an UPREIT structure whereby we own substantially all of our assets and conduct our operations through an operating partnership, Global Signal Operating Partnership, L.P. (‘‘Global Signal OP"). Global Signal Inc. is the special limited partner of Global Signal OP. Global Signal GP LLC, our wholly-owned subsidiary, is the managing general partner and as such, has the exclusive power to manage and conduct the business of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP. The partnership agreement of Global Signal OP provides that it distribute cash flows from its operations to its limited partners and the managing general partner in accordance with their relative percentage interests. The distributions that we receive from Global Signal OP will, among other things, enable us to make dividend distributions to our stockholders. We believe that the UPREIT structure provides flexibility by enabling us to execute certain acquisitions more effectively by giving tax advantages to transferees who accept partnership units in the UPREIT as payment.

2.    Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation

As further discussed in Note 3, we filed for bankruptcy under Chapter 11 in May 2002 and emerged on November 1, 2002. Due to the reorganization and implementation of fresh start accounting, the consolidated financial statements for the Successor Company (period starting November 1, 2002) are not comparable to those of the Predecessor Company.

Segment Reporting

The Company has determined that it operates in one segment, as defined in Statement of Financial Accounting Standards (‘‘SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. All of our wireless communications towers and other communications sites offer essentially the same service to tenants. Therefore, our chief decision makers use site-specific information to allocate resources and make strategic and operational decisions. Our towers and sites are geographically dispersed across all 50 of the United States and the District of Columbia, and to a lesser extent in Canada and the United Kingdom. However, our foreign operations represent less than 5% of our revenues. See ‘‘Concentration of Credit Risk" elsewhere in Note 2 for additional information about our two largest customers based on revenues for 2004, USA Mobility Inc. and Cingular Wireless Inc. which each exceeded 10% of our revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used and such variances could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries. All inter-company accounts, transactions and profits are eliminated. We have not consolidated the financial statements of Global Signal Trust I or Global Signal Trust II (collectively, the "Trusts"), described more fully in Note 11—Debt, because we do not have any equity ownership interest in the Trusts, we are not its primary decision makers and are not the primary beneficiary with respect to expected income or losses.

Cash and Cash Equivalents

We consider all highly liquid temporary cash investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2004, we had restricted cash of approximately $72.9 million. These escrowed funds primarily relate to cash held in our site acquisition reserve account established with proceeds from our December 2004 mortgage loan ($58.5 million remaining at December 31, 2004), which we expect to use to fund qualifying acquisitions of wireless communication sites within the first five months of 2005. In addition, restricted cash includes amounts held in escrow in connection with our February and December 2004 mortgage loans for insurance, real estate taxes and ground lease rental payments. Based on the terms of our mortgage loans, as cash for lease payments is received from tenants it is directly deposited to this account and is subsequently released to our general cash operating account as each one of the sub accounts reaches a pre-established funding level. The sub accounts consist of monies designated in the mortgage loan agreements for certain operating and debt service expenditures. There was no restricted cash at December 31, 2003.

Accounts Receivable

Our accounts receivable are generally unsecured as we require no collateral. We establish a general reserve in addition to a specific reserve for receivables with known collection doubts due to circumstances such as payment history, poor liquidity or bankruptcy. Collection doubts are primarily identified using an analysis of aged receivables based on invoice dates and monitoring customers' status using publicly available information. Items that are deemed uncollectible are written off against the allowance for doubtful accounts. Interest charged on overdue receivables is recognized when collected and has not been material.

Concentration of Credit Risk

Substantially all of our accounts receivable are with national and local wireless communications providers along with Federal, state, and local government agencies, and operators of private wireless networks. Sales to our largest customer based on revenues for 2004, USA Mobility, Inc. (the company created from the November 16, 2004 merger of Arch Wireless and Metrocall), accounted for 15.0% and 16.2% of revenues for the years ended December 31, 2004 and 2003, respectively, 16.5% of revenues for the two months ended December 31, 2002, and 16.2% of revenues for the ten months ended October 31, 2002. Prior to Arch's emergence from Chapter 11 protection under the U.S. Bankruptcy Code in May 2002, we renegotiated a new three-year master antenna site lease with Arch which is scheduled to expire in May 2005. The number of sites that Arch Wireless currently occupies is significantly less than the maximum number of sites allowable under the current contract for the fixed minimum rate. Consequently, we believe that it is likely that the Arch Lease will be renewed on terms and rates that are significantly less favorable to us than those currently in place. Sales to our second largest customer, Cingular Wireless, Inc. (after considering its October 16, 2004 acquisition of AT&T Wireless), accounted for 12.6% and 9.8% of revenues for the years ended December 31, 2004 and 2003, respectively, 9.8% of revenues for the two months ended December 31, 2002, and 9.2% of revenues for the ten months ended October 31, 2002. No other customer represented over 10.0% of our revenues for the periods presented. Our largest single receivable balance as of December 31, 2004 is $0.6 million due from Motient Communications. In addition, some of our customers have filed Chapter 11 petitions in the U.S. Bankruptcy Courts; however, we have provided an allowance based on our best estimates of amounts that we believe will not ultimately be collected.

Fixed Assets

Fixed assets are stated at cost less impairment losses, if any, except for those assets owned at November 1, 2002, which were revalued and recorded at reorganization value (which approximates fair value) in accordance with fresh start accounting (See Note 3—Reorganization and Emergence from Chapter 11). Betterments, renewals and extraordinary repairs, which increase the value or extend the life of the asset, are capitalized. Repairs and maintenance costs are expensed as incurred. Fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets or in the case of assets located on leased land, the shorter of the remaining term of the underlying lease or sublease including the assumed renewal periods, or the estimated useful life. Equipment held under capital leases is amortized on a straight-line basis over the term of the lease or the remaining estimated life of the leased property, whichever is shorter, and the related amortization is included with depreciation expense. Fixed assets includes the carrying amounts of assets included in discontinued operations.

Depreciation expense from continuing operations for the years ended December 31, 2004 and 2003, the two months ended December 31, 2002, and ten months ended October 31, 2002 was $36.1 million, $28.7 million, $7.0 million, and $56.6 million, respectively. In connection with the application of fresh start accounting, we revalued our fixed assets downward by $471.8 million to reflect the fair values of the assets as of our emergence from bankruptcy.

Leasehold Interests

Leasehold interests represent our interest as a lessee in various rooftops and other leased communications sites and are stated at cost except those existing at November 1, 2002, which were revalued in accordance with fresh start accounting (See Note 3—Reorganization and Emergence from Chapter 11). Leasehold interests are being amortized over four years, using the straight line method. Amortization expense on leasehold interests related to continuing operations for the years ended December 31, 2004 and 2003, the two months ended December 31, 2002, and ten months ended October 31, 2002 was $4.1 million, $4.9 million, $0.8 million, and $16.9 million, respectively.

Lease Absorption Value

Lease absorption value, recorded in connection with our implementation of fresh start accounting and subsequent tower asset acquisitions, represents the tenant lease rentals which we would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of our fresh start accounting or for assets acquired after November 1, 2002, the date of the acquisition. For leases in place at the date of our fresh start accounting, the lease absorption value is being amortized over 16 years, the estimated remaining contractual terms of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with those leases and expected renewals. For acquisitions completed since December 2003, the lease absorption value is being amortized on a straight-line basis over the estimated remaining contractual terms of the in-place leases and their expected renewals.

Historically over 90% of our tenants have exercised their renewal rights as provided in the terms of their leases and we incur no additional costs related to the renewals, therefore we have considered the expected renewal periods when establishing our lease absorption value and associated amortization period. Our accelerated amortization method was calculated using the tenant lease commencement dates and the expirations and expected renewals based on the tenant technology types. Our accelerated amortization reflects the mix of revenues from technologies and the expected churn rate from declining usage. Our acquisitions since November 2002 are primarily wireless telephony tenants, which have historically experienced lower churn rates and higher lease renewal rates, and therefore the amortization is not accelerated.

Amortization expense on lease absorption value related to continuing operations for the years ended December 31, 2004 and 2003, and the two months ended December 31, 2002 was $13.3 million, $12.9 million, and $2.1 million, respectively. No lease absorption value was recorded by the Predecessor Company.

Goodwill

Goodwill represents the aggregate purchase price of acquired businesses in excess of the fair value of the acquisitions. Goodwill is evaluated for impairment on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2004 we had recorded approximately $9.8 million in goodwill related to our one business combination in 2004. There was no goodwill recorded at December 31, 2003.

Other Intangible Assets

Lease origination value, recorded in connection with our implementation of fresh start accounting and subsequent tower asset acquisitions, represents the value associated with ‘‘cost avoidance" of acquiring an in-place lease and was determined based on our estimate of the incremental cost to replace these leases, namely sales commissions. Similar costs incurred prior to and subsequent to fresh start accounting are expensed because the amounts are not material to our statements of operations. Lease origination value for assets owned as of November 1, 2002, is being amortized using the straight line method over 16 years, the estimated average remaining contractual terms of the in-place leases and their expected renewals. For acquisitions completed since November 2002, the lease origination value is being amortized using the straight-line method over the average estimated remaining contractual terms of the in-place leases and their expected renewals.

Our only other intangible asset recorded on the balance sheet is a trademark purchased in 2003.

Amortization expense on other intangible assets related to continuing operations for the years ended December 31, 2004 and 2003 was $0.3 million and $0.2 million, respectively. There was no amortization expense for the two months ended December 31, 2002 or the ten months ended October 31, 2002.

Asset Retirement Obligations

Effective with our emergence from Chapter 11, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites in connection with our fresh start accounting and $1.3 million in connection with the acquisitions made since December 1, 2003, using discounted cash flows of expected dismantling expenses. We used a discount factor of 13% in connection with our fresh start accounting and a factor of 12% for subsequent additions and an annual cost increase factor of 2.5%.

Our original asset retirement obligation of $5.3 million was increased by accretion expense of $0.2 million in the two months ended December 31, 2002 resulting in a balance at December 31, 2002 of $5.5 million. During 2003, we recorded an additional asset retirement obligation of $0.1 million in connection with our purchase of 67 communication tower assets as well as accretion expense of $0.4 million. In 2003, we revised our estimate of dismantling costs and reduced the obligation and the tower assets by $1.3 million. The asset retirement obligation balance at December 31, 2003 was $4.7 million. During 2004, we recorded additional asset retirement obligations of $1.2 million in connection with our acquisitions as well as accretion expense of $0.5 million. The asset retirement obligation balance at December 31, 2004 is $6.4 million, which is the net present value of our expected future cash outlays of approximately $62.9 million.

Impairment of Long-lived Assets

We follow SFAS No. 144, Accounting For The Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying value. Any impairment loss is measured by comparing the fair value of the asset to its carrying value. We evaluate the profitability of our sites as part of the ongoing operations of our business.

As prescribed by SFAS No. 144, we evaluate the recoverability of fixed assets and definite-life intangible assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount is reduced to the present value of its expected future cash flows and an impairment loss recognized. We recorded asset impairments on discontinued operations during the years ended December 31, 2004 and 2003, of $0.5 million and $0.4 million, respectively. No impairment charges were recorded during the two months ended December 31, 2002. Asset impairment charges of $5.6 million and $31.4 million were recorded for continuing and discontinued operations, respectively, for the ten months ended October 31, 2002.

Other Assets

Other assets include deposits on ground leases and accrued tenant lease receivables on multi-year tenant leases recorded in connection with straight-line revenue recognition under SFAS No. 13, Accounting for Leases.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in our balance sheets at their carrying values, which approximate their fair values at December 31, 2004 and 2003, due to their short maturity. We consider our variable rate financial instruments, primarily derivatives and long term debt, to be representative of current market interest rates and, accordingly, the recorded amounts also approximate fair market value.

Derivatives

We follow SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivatives that do not meet the criteria for hedge accounting, changes in fair value are immediately recognized in earnings. For those derivatives that qualify for hedge accounting, the effective portion of the gain or loss on the hedge instruments is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Foreign Currency Translation

All asset and liability accounts of our international operations, which are based in Canada and the United Kingdom, are translated into U.S. dollars at current rates. Revenues, costs and expenses are translated at the average currency rate which prevailed during the fiscal period. We have no activities in any hyperinflationary economies. In general, gains and losses resulting from foreign currency transactions are included in income currently. In accordance with SFAS No. 52, Foreign Currency Translation, long-term translation differences in the intercompany accounts are excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity. Gains and losses resulting from translation of financial statements are also excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity.

Revenue Recognition

We generate revenue by leasing space on communications sites we own or which we lease from or manage for others. In almost all instances, we are the lessor under our tenant leases. Revenue is recorded in the month in which it is earned. Revenue from lease arrangements with our tenants on communications sites that have fixed-rate escalation clauses are recognized on a straight-line basis over the contractual life of the related lease agreements excluding tenant renewal options. Amounts recognized in months before being billed to our tenants due to straight lining are included in other assets. As a part of fresh start accounting, this asset was revalued considering only the remaining payments from leases in effect at November 1, 2002. Amounts recognized as revenue on tenants billed in arrears are included in other assets in the months before these tenants are billed.

Revenue from management contracts for sites owned by third parties is recognized on a gross basis as earned, to the extent the management contract requires us to lease directly with the tenants on those towers because the tenant views us as the primary obligor to fulfill the terms of the lease, and on a net basis to the extent we only earn a fee based on percentage of revenue or revenues collected. Fee based revenues are not material to our consolidated financial statements.

We further evaluate our revenue recognition and defer any revenue if the following criteria are not met: persuasive evidence of an arrangement exists, payment is not contingent upon other performance or other obligations, the price is fixed or determinable and collectibility is reasonably assured. Rental amounts received in advance of the month earned are recorded as deferred revenue.

Interest Expense

We record interest expense on various debt obligations and include the amortization of deferred debt issuance costs, original issue discount and the amortization of settlement amounts of interest rate swaps included in other comprehensive income, in interest expense. The table below details the components of net interest expense as presented on the consolidated statements of operations (in thousands).

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Interest on long-term debt	$25,055	$3,066	$15,912	$22,039
Interest rate swap—May 2000 Swap	7,805	257	212	—
Interest rate swap—August 2004 Swaps	—	—	—	40
Amortization of original issue discount	11,319	—	—	—
Amortization of derivative settlement costs	—	—	—	1,153
Amortization of deferred debt issuance costs	1,944	778	4,732	4,412
Less: Capitalized interest	(403)	(60)	(379)	(115)
	$45,720	$4,041	$20,477	$27,529

Deferred Financing and Equity Costs

We amortize deferred financing costs using the effective interest method over the expected term of the debt and record such amortization as interest expense. Amortization of annual commitment fees for unused portions of available borrowings are also recorded as interest expense. Costs incurred in advance of closing an equity offering are capitalized and deferred until the equity financing is consummated, at which time the assets are offset against the proceeds recorded in stockholders' equity. Deferred equity costs are expensed when it is probable that the equity financing will not be consummated.

Income Taxes

We have elected to be taxed as a real estate investment trust (‘‘REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the ‘‘Code"). As a REIT, we and our ‘‘qualified REIT subsidiaries" (other corporations wholly owned by us which are not ‘‘taxable REIT subsidiaries") are not generally subject to Federal income tax. We believe that from our inception we have been organized and operated in such a manner as to qualify for taxation as a REIT. We are allowed a tax deduction for the amount of dividends paid to stockholders, thereby effectively subjecting our distributed net income to taxation at the stockholder level only, provided we distribute at least 90% of our REIT taxable income and meet certain other requirements for qualifying as a REIT.

Income tax expense relates to our taxable REIT subsidiaries only, and is accounted for using the liability method as described in SFAS No. 109, Accounting for Income Taxes.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and is comprised of net income and "other comprehensive income." Our accumulated other comprehensive income is comprised of the following (in thousands):

	December 31, 2003	December 31, 2004
Foreign currency translation adjustment	$837	$1,785
Change in fair value of derivatives	(1,970)	(3,004)
	$(1,133)	$1,219

Stock-Based Compensation

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we account for our stock option grants to employees and directors using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS Statement No. 123. Under APB No. 25, no compensation costs are recognized relating to the option grants to employees if the exercise price of the options awarded was equal to or greater than the fair value of the common stock on the dates of grant. During 2004, we recognized $1.3 million of compensation expense related to stock options granted with exercise prices below market value and restricted stock grants. The unamortized portion of the related compensation expense is recorded as unearned compensation, a contra account within stockholders' equity. We use the accelerated method to recognize compensation expense of our equity-based awards with graded vesting.

We follow SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to other individuals. As such, we measure compensation expense at the date of grant and recognize the expense ratably over the service period. Prior to vesting or termination, we recognize expense using the fair value of the option at the end of the reporting period. Additional expense due to increases in the value of the options prior to the vesting date would be recognized in the period of the option value increase.

Had compensation costs for employee stock option activity been determined based on the fair value at the dates of grant consistent with the provisions of SFAS No. 123, our net income would have decreased to the pro forma amounts indicated below (in thousands, except per share data):

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31,
			2003	2004
Net income (loss) attributable to common stockholders:
Net income (loss) as reported	$256,172	$(996)	$13,161	$6,872
Add: Non-cash stock-based compensation expense included in reported net income, net of $0 related tax effect for all periods	—	—	—	1,264
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of $0 related tax effect	(6,401)	(3,947)	(7,376)	(4,476)
Pro forma net income (loss)	$249,771	$(4,943)	$5,785	$3,660
Basic income (loss) per share attributable to common stockholders:
Net income (loss) as reported	$5.27	$(0.02)	$0.32	$0.15
Pro forma net income (loss)	5.14	(0.12)	0.14	0.08
Diluted income (loss) per share attributable to common stockholders:
Net income (loss) as reported	$5.27	$(0.02)	$0.32	$0.14
Pro forma net income (loss)	5.14	(0.12)	0.14	0.07

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting periods and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Risk-free interest rate	4.86%	1.94%–2.58%	1.94%–2.58%	1.93%
Cumulative volatility	53.20%	255.00%	109.60%	31.25%
Dividend yield	—	2.00%	2.00%	7.29%
Weighted average expected life of options	6 years	3 years	3 years	3 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Successor Company's common stock did not trade on public markets until June 3, 2004, a volatility based on publicly-traded competitors was used in the Black-Scholes option valuation model for the two months ended December 31, 2002 and the years ended December 31, 2003 and 2004, respectively, and no options have been granted since the Successor Company became publicly traded.

On February 5, 2004, pursuant to the terms of the stock option plan, the exercise price of the then outstanding stock options was adjusted as follows as a result of the one-time special distribution of $142.2 million declared and paid on that date: the $5.00 exercise price was reduced to $4.26 per share and the $10.00 exercise price was reduced to $8.53 per share. The exercise price of our outstanding options was adjusted such that the ratio of the option exercise price to the fair market value of our common stock, as determined by our board of directors, is the same before and after the one-time special distribution; therefore, there was no accounting impact.

Reclassifications

Certain amounts from prior years have been reclassified for consistency with current presentation. These reclassifications were not material to the consolidated financial statements, and are as follows:

a.	Employees advances for $8,000 were reclassified from other non-current assets to current assets at December 31, 2003 to conform to the December 31, 2004 presentation.

b.	Miscellaneous income of $125,000 and $52,000 was reclassified from interest expense, net to other income (expense) for the year ended December 31, 2003 and the two months ended December 31, 2002, respectively, to conform to the December 31, 2004 presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the new pronouncement is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The pronouncement is effective for us as of January 1, 2006, based on a deferral by the SEC in April 2005. As of the required effective date, we will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost for the portion of awards for which the requisite service has not been rendered and that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date, based on the grant date fair value of those awards calculated under SFAS No. 123. We have not yet determined the effect of the new standard on our financial statements.

3.    Reorganization and Emergence from Chapter 11

The Reorganization

On May 21, 2002 (the ‘‘Petition Date"), Global Signal and certain of its wholly owned subsidiaries, Pinnacle Towers LLC, Pinnacle Towers III LLC and Pinnacle San Antonio LLC (collectively, the

‘‘Debtors") filed voluntary petitions for relief (the ‘‘Bankruptcy Case") under Chapter 11 of the United States Bankruptcy Code (the ‘‘Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the ‘‘Bankruptcy Court"). From the Petition Date, and continuing through our emergence, we operated the business and managed our assets in the ordinary course as debtors-in-possession.

On October 9, 2002, the Bankruptcy Court entered an order approving our Second Amended Plan of Reorganization (the ‘‘Plan") and we emerged on November 1, 2002 (the ‘‘Effective Date"). The Plan provided for an equity investment of up to $205.0 million pursuant to the terms of the Security Purchase Agreement (‘‘Purchase Agreement") with Fortress Investment Group (‘‘Fortress") purchasing up to approximately 27,470,000 shares of common stock (the ‘‘Fortress Shares") of the reorganized Global Signal Inc. (the ‘‘Successor Company") and Greenhill Capital Partners, L.P. and affiliated investment funds (‘‘Greenhill") purchasing up to approximately 13,530,000 shares of common stock of the Successor Company (the ‘‘Greenhill Shares," and together with the Fortress Shares, the ‘‘Investor Shares"). Collectively, Greenhill and Fortress are referred to as the ‘‘Investors". The Purchase Agreement also provided for the cancellation of the 10% senior notes due 2008 (‘‘Senior Notes") in exchange for up to $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and up to 49.9% of the Successor Company's outstanding common stock. As a part of the emergence from bankruptcy, approximately $21.9 million in cash was paid to holders of Senior Notes, including $0.3 million of accrued interest, with the remainder owed to such holders satisfied with 18.5 million shares of our Successor Company common stock. The number of Investor Shares (and hence the associated cash investment) were proportionately decreased by the number of shares purchased by holders of the Senior Notes.

The Purchase Agreement also provided for the cancellation of the 5.5% convertible notes due 2007 (‘‘Convertible Notes") in exchange for up to $0.5 million in cash and warrants exercisable for five years that allow the purchase of up to approximately 410,000 shares of the Successor Company's common stock at approximately two times the price of the Investor Shares or $10.00 per share. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10.00 to $8.53 per share due to the special distribution declared and paid on February 5, 2004. Convertible Note holders increased this cancellation amount to a total of $1.0 million in cash and warrants to purchase 820,000 shares of our common stock, representing approximately 2% of the Successor Company's equity capitalization, by agreeing to give certain releases.

The Purchase Agreement further provided for cancellation of all the outstanding shares of the Predecessor Company's common stock. Former stockholders and plaintiffs in a stockholder class action received warrants to purchase up to 205,000 shares of the Successor Company's common stock (representing approximately ½% of the equity capitalization) at $10.00 per share exercisable for five years. This warrant exercise amount was increased to 409,850 shares, representing approximately 1% of the Successor Company's capitalization, when the former stockholders agreed to give certain releases. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10.00 to $8.53 per share due to the special distribution declared and paid on February 5, 2004.

In connection with the restructuring, existing senior credit facility lenders were paid approximately $93.0 million in cash, with the remainder of the full amount owed to them incorporated into an amended and restated credit facility consisting of a three year secured term loan of $275.0 million and a new secured revolving credit facility of $30.0 million. (See Note 11—Debt).

Trade and other creditors were paid in full in the ordinary course, with no impairments.

Holders of the Senior Notes and the Convertible Notes received their distributions under the Plan on November 6, 2002. Following the closing of the Purchase Agreement, the Predecessor Company filed a Form 15 with the Securities and Exchange Commission (‘‘SEC"). Pursuant to the filing of Form 15 with the SEC on November 4, 2002, the Predecessor Company's securities registered under §12(g) of the Securities Exchange Act of 1934, as amended, were deregistered as of February 3, 2003.

Liabilities Subject to Compromise

Liabilities subject to compromise refer to liabilities incurred prior to the Petition Date, which were impaired and resolved in connection with the Chapter 11 filing. The principal categories of our claims classified as liabilities subject to compromise, and the resolution of those claims, consist of the following (in thousands):

	Total Subject to Compromise	Discharged in Bankruptcy	Satisfied
Accrued interest	$7,288	$7,288	$—
10% Senior Notes due 2008	325,000	211,000	114,000
5.5% Convertible Notes due 2007	187,550	186,550	1,000
	$519,838	$404,838	$115,000

Our gain on the discharge of debt in the amount of $404.8 million was recognized in the period from January 1, 2002 to October 31, 2002 by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy code.

Reorganization, Restructuring and Other Special Charges

Reorganization expenses are items of expense and loss that were realized by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy Code. During 2002, the Predecessor Company recorded $59.1 million of reorganization expenses.

Net reorganization expenses for the Predecessor Company for the ten months ended October 31, 2002, the only period in which these costs were incurred, consisted of the following (in thousands):

Accelerated accretion on original issue discount	$23,050
Professional fees related to company and Investors' advisors	14,752
Accelerated amortization of deferred debt issuance costs	9,128
Professional fees related to creditor advisors	5,740
Retention plan costs	3,385
Professional fees related directly to the filing	1,973
Debtor-in-possession fees related to refinancing	696
Settlement of damage claims	400
$59,124

Fresh Start Accounting

On November 1, 2002, we adopted fresh start accounting pursuant to SOP 90-7. In accordance with the principles of fresh start accounting, we adjusted the value of our assets and liabilities to their reorganization value (which approximates fair value) as of the Effective Date.

The reorganization and the adoption of fresh start accounting resulted in the following adjustments to the Predecessor's consolidated balance sheet at October 31, 2002. Reorganization adjustments were recorded in the predecessor period and fresh start adjustments were recorded as of November 1, 2002, in the successor period.

Reorganized Condensed Consolidated Balance Sheet

November 1, 2002

(in thousands)

	Predecessor Company October 31, 2002	Reorganization Adjustments		Fresh Start Adjustments		Successor Company November 1, 2002
Assets
Cash and cash equivalents	$21,819	$(14,438)	(a)	$—		$7,381
Accounts receivable, net	7,398	—		—		7,398
Prepaid expenses/other	7,748	409	(b)	—		8,157
Total current assets	36,965	(14,029)		—		22,936
Fixed assets, net	849,349	—		(471,842	)(h)	377,507
Intangible assets	—	—		129,943	(i)	129,943
Other assets	22,784	6,850	(c)	(15,317	)(j)	14,317
	872,133	6,850		(357,216)		521,767
Total assets	$909,098	$(7,179)		$(357,216)		$544,703
Liabilities and Stockholders' Equity
Accounts payable	$3,131	$—		$—		$3,131
Accrued expenses	34,680	(8,172	)(d)	(2,199	)(k)	24,309
Other current liabilities	17,489	—		—		17,489
Current portion of long-term debt	376,473	(354,161	)(e)	—		22,312
Liabilities subject to compromise	115,000	(115,000	)(f)	—		—
Total current liabilities	546,773	(477,333)		(2,199)		67,241
Long term debt, less current portion	—	265,154	(g)	—		265,154
Other long term liabilities	6,610	—		(104	)(l)	6,506
Minority interest	798	—		4		802
Stockholder's equity	354,917	205,000		(354,917)		205,000
Total liabilities and stockholders' equity	$909,098	$(7,179)		$(357,216)		$544,703

Adjustments reflected in the reorganized condensed consolidated balance sheet above are as follows:

(a)	In total, cash decreased $14.4 million as a result of the following sources and uses: The sources of cash consisted of (1) a $112.6 million equity investment and (2) a $4.0 million revolver draw. The uses of cash consisted of (1) $93.0 million to repay bank debt, (2) $22.6 million to satisfy cash obligations of the holders of Senior Notes electing cash, (3) $6.8 million to pay finance fees associated with the new credit facility, (4) $6.3 million to pay for accrued professional fees related to restructuring, (5) $1.9 million to pay for accrued interest on bank debt and (6) $0.4 million to pre-pay various fees related to the new financing and restructuring.

(b)	Prepaid expenses/other increased by $0.4 million due to payments made in advance for various fees related to the new financing and restructuring.

(c)	Other assets increased by $6.8 million due to fees associated with the amended credit facility. We recorded these fees as deferred debt costs and will amortize them over the life of the credit facility using the effective interest method.

(d)	Accrued expenses decreased by $8.2 million. We paid $6.3 million of accrued professional fees related to the restructuring as well as $1.9 million of accrued interest on bank debt.

(e)	Current portion of long-term debt decreased $354.2 million. We made a $93.0 million payment on our bank debt and reclassified $261.2 million to long-term debt.

(f)	Liabilities subject to compromise of $115.0 million were totally satisfied by a $22.6 million cash payment to the holders of the Senior Notes and Convertible Notes and the conversion of $92.4 million of Senior Notes to common stock.

(g)	Long-term debt increased $265.2 million. We reclassed $261.2 million to long-term debt from current portion of long-term debt and recorded a $4.0 million draw on our revolving credit facility.

(h)	Fixed assets have been revalued to reflect the reorganization value of the assets at fair market value determined by reliance on independent valuations and discounted cash flow methods.

(i)	Intangible assets of $130.0 million have been recorded consisting of lease absorption value of $127.3 million and lease origination value of $2.7 million in accordance with SFAS No. 141.

(j)	Other assets were reduced by $15.3 million as we eliminated $4.4 million in deferred tax assets and reduced the straight-line deferred lease receivable balance by $10.9 million.

(k)	Accrued expenses decreased by $2.2 million. We eliminated our $2.2 million unfavorable lease liability related to prior acquisitions.

(l)	Other long-term liabilities decreased by $0.1 million. We reduced our deferred tax liability by $4.9 million and eliminated our $0.5 million straight-line deferred lease liability balance. We also recorded a $5.3 million asset retirement obligation.

4.    Discontinued Operations

During 2002 and 2003, we entered into definitive agreements to divest ourselves of certain non-core assets and under-performing tower sites. Included in this group were two wholly-owned subsidiaries, an office building, a portfolio of microwave tower sites and various non-strategic under-performing sites. During 2004, we made decisions to divest ourselves of additional under-performing tower sites. The operations related to each of these assets were sold or liquidated by December 31, 2004 except for 45 under-performing sites that were held for disposal by sale at December 31, 2004. During 2004 and 2003, we recognized impairment charges on our underperforming sites of $0.5 million and $0.4 million, respectively.

In accordance with SFAS No. 144, we classified the operating results of these assets as discontinued operations in the accompanying consolidated financial statements and all prior periods have been classified to conform to the current year presentation with respect to these assets. Long-lived assets classified as held for disposal as a result of disposal activities that were initiated prior to SFAS No. 144's initial application continue to be accounted for in accordance with the prior pronouncements applicable for each disposal and hence are excluded from discontinued operations.

Results of operations for these discontinued assets for the year ended December 31, 2004 and 2003, the two months ended December 31, 2002 and the ten months ended October 31, 2002 are as follows (in thousands):

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Revenues	$10,229	$1,141	$4,567	$1,929
Cost of revenues (excluding impairment losses, depreciation, amortization and accretion expense)	6,797	1,083	4,204	1,779
Gross Margin	3,432	58	363	150
Other expenses:
Selling, general and administrative	576	95	40	1
Depreciation, amortization and accretion	3,448	47	36	82
Impairment loss on assets held for sale	—	—	418	463
Impairment loss on assets held for use	31,386	—	—	—
	35,410	142	494	546
Operating loss from discontinued operations	(31,978)	(84)	(131)	(396)
Other income (expense), net	—	—	—	—
Loss before income tax benefit (expense)	(31,978)	(84)	(131)	(396)
Income tax benefit (expense)	—	—	—	—
Loss from discontinued operations, net of income taxes before gain (loss) on sale of properties	(31,978)	(84)	(131)	(396)
Gain (loss) on disposal of assets	(98)	—	—	507
Gain (loss) from discontinued operations, net of income taxes	$(32,076)	$(84)	$(131)	$111
Basic and diluted net income (loss) attributable to common stockholders per share:
Basic income (loss) from discontinued operations attributable to common stockholders	$(0.66)	$(0.00)	$(0.00)	$0.00
Diluted income (loss) from discontinued operations attributable to common stockholders	$(0.66)	$(0.00)	$(0.00)	$0.00
Weighted average number of common shares outstanding
Basic	48,573	41,000	41,000	46,831
Diluted	48,573	41,000	41,112	49,683

The following is a summarized balance sheet presenting the carrying amounts of the major classes of assets and liabilities related to discontinued operations as of December 31, 2003 and 2004 (in thousands):

	December 31, 2003	December 31, 2004
Property and equipment, net	$—	$225
Other assets	—	—
Assets held for sale	$—	$225
Other liabilities	$—	$—

5.    Acquisitions

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Holdings LLC (‘‘Pinnacle Acquisition’’) then known as Pinnacle Towers Acquisition Inc. with an initial capitalization of $20,000 in cash. This entity had no operations until December 4, 2003, when its subsidiary, Pinnacle Towers Acquisition LLC, acquired a portfolio of 67 tower sites primarily located in the southeastern United States. Pinnacle Acquisition paid the seller $26.3 million in cash, and incurred approximately $1.0 million in deal costs. Pinnacle Acquisition financed this purchase using borrowings under a $100.0 million credit facility. On February 6, 2004, we acquired the common stock of Pinnacle Acquisition for approximately $21,000 cash and the assumption of Pinnacle Acquisition's outstanding debt of $28.0 million under the credit facility. Because over 99% of the stockholders of Global Signal are also stockholders in Pinnacle Acquisition, in the same proportions, this acquisition is a business combination among ‘‘entities under common control" and we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the results of operations and balance sheet of Pinnacle Acquisition in our financial statements beginning September 23, 2003.

During 2004 we acquired 862 wireless communication sites from 48 unrelated sellers. Of the acquired communication sites, 648 were acquired as acquisitions of assets for a total purchase price of $294.0 million, including fees and expenses, and 214 communication sites were acquired as part of a business combination described below for $64.5 million, including fees and expenses. Prior to December 7, 2004, the acquisitions were funded through borrowings under our credit facility and a portion of the net proceeds from our initial public offering. After December 7, 2004, the date of our December 2004 mortgage loan, the acquisitions were funded with cash from the site acquisition reserve account established as part of the December 2004 mortgage loan.

Business Combination

On November 11, 2004, we completed the acquisition of all of the membership interests of GoldenState Towers LLC ("GoldenState") for an aggregate cash purchase price of $64.5 million, including fees and expenses. This acquisition has been accounted for as a business combination, using the purchase method of accounting and the results of GoldenState's operations have been included in the consolidated financial statemetns as of the date of acquisition. GoldenState owns or operates 214 wireless communication towers that derive substantially all of their revenues from wireless telephony tenants and are located primarily in California, Oregon, Idaho, Washington, Nevada and Arizona. The acquisition was partially funded from cash previously deposited in escrow and the balance with borrowings under our credit facility. The business combination represents a significant expansion of our assets, operations and employee base into the western portion of the United States.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a preliminary third party appraisal (in thousands):

Tower assets	$39,153
Intangible assets	15,678
Goodwill	9,770
Asset retirement obligation	(143)
Net assets	$64,458

Intangible assets consist of $15.3 million of lease absorption value and $0.4 million of lease origination value, each of which will be amortized over their estimated life of 23 years. Amortization for each of the next five years will total approximately $0.7 million per year.

Unaudited pro forma financial information is not presented because the annual revenues of GoldenState are less than 5% of our consolidated 2004 revenues and hence the impact of the acquisition is not expected to be material.

Other

In June 2004, we acquired the remaining 9% minority interest in Pinnacle Towers Limited, our UK subsidiary, for approximately $1.2 million including fees and expenses. We funded the acquisition of the minority interest with a portion of the net proceeds from our initial public offering.

A number of our acquisition agreements provide for additional proceeds to be paid to the sellers for future lease commencements during a certain period, usually one year or less, after the acquisition is completed, or upon the occurrence of a specific event. The amount of this contingent purchase price is not expected to be material. As of December 31, 2004 and 2003, we had no accruals for future contingent acquisitions payments, and had maximum additional contingent payments of $1.5 million.

6.    Fixed Assets

Fixed assets consist of the following (in thousands):

	Estimated useful lives in years	December 31, 2003	December 31, 2004
Communications assets:
Communications tower assets	13-16	$344,798	$640,700
Communications site equipment	12	2,736	5,222
Buildings	15-40	115	797
Land	n/a	35,155	43,861
Construction in progress	n/a	2,006	4,845
Total telecommunications assets		384,810	695,425
Other:
Vehicles	3	1,073	1,126
Furniture, fixtures and other office equipment	5-8	3,692	3,776
Data processing equipment	3-5	3,260	6,974
Total fixed assets		392,835	707,301
Accumulated depreciation		(35,677)	(71,101)
Fixed assets, net		$357,158	$636,200

7.    Intangible Assets

Intangible assets consist of goodwill, lease absorption value, leasehold interests, lease origination value, and an indefinite life trademark. The intangible assets, other than the trademark and goodwill, are being amortized over estimated useful lives ranging from 4 to 28 years, with estimated future amortization as follows as of December 31, 2004 (in thousands):

Year ending December 31,
2005	$17,425
2006	16,465
2007	7,960
2008	7,260
2009	6,687
2010 and thereafter	106,056
$161,853

8.    Impairment on Assets Held for Sale

The following assets met the held for sale" criteria during periods prior to January 1, 2002, when we followed SFAS No. 121 and thus are not reflected as discontinued operations.

Wire Line Telephony Collocation Facilities

On June 7, 2001, the Predecessor Company adopted a plan to dispose of certain operating assets pursuant to management's decision to dedicate resources to improving the financial results of communications site operations. Of the original five wire line telephony co-location properties held for sale, three were sold in 2001 and two were sold in the ten months ended October 31, 2002.

The historical carrying value of the five wire line telephony co-location facility properties, which were acquired during 2000, prior to any impairment was approximately $65.0 million. During the year ended December 31, 2001, we recognized an impairment loss of approximately $37.5 million, which is included in operating expenses as impairment on assets held for sale. This amount represents the difference between the carrying values and the estimated fair market value less costs to sell for these five properties at the end of the year. We estimated the fair market value less costs to sell based upon actual purchase and sale agreements and for those which were prior to such time of our entering into purchase and sale agreements, we estimated sales price based on an anticipated multiple of cash flow for the wire line telephony co-location facilities. Depreciation expense was not recognized after the date the co-location assets were classified as held for sale.

For the ten months ended October 31, 2002, the two remaining wire line telephony co-location facilities had net operating losses of $0.3 million. The combined properties produced revenues of $1.1 million, had operating expenses of $0.4 million, and tax and depreciation charges of $1.0 million.

Land

On September 27, 2001, we adopted a plan to dispose of additional operating assets. As a result of the adoption of this plan, our interest in 88 parcels of owned land principally located under towers currently owned by other tower companies and communications service providers were classified as assets held for sale and an impairment loss of $5.1 million was recognized.

As a condition of our new investors' equity contributions on November 1, 2002, these land parcels could no longer be sold. They have therefore been reclassified into assets held for use, as of October 31, 2002, in accordance with SFAS No. 121. For reclassification purposes, the asset was measured at the lower of the carrying amount of the asset before it was classified as held for sale, or the fair value of the asset at the date of the subsequent decision not to sell. We reclassified $7.9 million, the current estimated fair market value, into assets held for use as of October 31, 2002.

9.    Impairment on Assets Held for Use

In connection with our bankruptcy filing in May 2002, we evaluated our sites to determine whether to either renegotiate or reject the underlying land lease or management agreement as part of the bankruptcy process. In addition as part of this process, we identified 174 sites which were impaired, and in September and October 2002 recorded impairment losses of $4.5 million.

10.    Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Payroll and other	$6,843	$5,010
Taxes other than income taxes	6,010	5,660
Construction and acquisition costs	152	33
Interest	109	2,885
Professional fees	746	849
Taxes, income related	310	—
	$14,170	$14,437

11.    Debt

Our outstanding debt as of December 31, 2003 and 2004 consists of the following (in thousands):

	December 31, 2003	December 31, 2004
February 2004 Mortgage Loan, weighted average interest rate of approximately 5.0% secured by first priority mortgage liens on substantially all tangible assets of Pinnacle Towers LLC and its subsidiaries, monthly principal and interest installments beginning March 2004, contractual maturity of January 2029, expected maturity of January 2009.	$—	$411,909
December 2004 Mortgage Loan, weighted average interest rate of approximately 4.7% secured by first priority mortgage liens on substantially all tangible assets of Pinnacle Towers Acquisition LLC and its subsidiaries, monthly interest-only installments beginning January 2005, contractual maturity of December 2009.	—	293,825
Capital lease obligations, interest rate fixed at 10.3%, secured by the underlying capital assets, with monthly principal installments beginning April 2004 through December 2007.	—	1,186
Revolving Credit Facility, interest at a variable rate of LIBOR plus 3% or the lender's base rate plus 2%, secured by a pledge of Global Signal OP's assets, maturity date of December 2005.	—	—
Previous Credit Facility, interest at variable rates (4.87% to 4.92% at December 31, 2003), monthly installments of interest beginning January 2, 2004, repaid and terminated in December 2004.	28,026	—
Old Credit Facility, interest at variable rates (5.6% to 6.13% at December 31, 2003) secured, quarterly principal installments beginning March 31, 2003, repaid and terminated in February 2004.	234,980	—
Note payable to former tower owner, interest at 10.0% per annum, monthly installments of principal and interest through June 18, 2008, repaid and terminated in February 2004.	168	—

	December 31, 2003	December 31, 2004
Pinnacle Towers Ltd. Term Loan, interest rate at 2% above base rate( 5.75% at December 31, 2003), quarterly principal installments begin March 31, 2004, repaid and terminated in June 2004.	1,077	—
	264,251	706,920
Less: current portion of long-term debt	(6,535)	(8,268)
	$257,716	$698,652

The following table shows the maturities of long-term debt at December 31, 2004 (in thousands):

2005	$8,268
2006	8,797
2007	9,066
2008	9,361
2009	671,428
$706,920

The February 2004 Mortgage Loan

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC and thirteen of its direct and indirect subsidiaries issued a $418.0 million mortgage loan to a newly formed trust, Global Signal Trust I ("February 2004 mortgage loan"). The trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. We have continued to consolidate our subsidiaries, but have not consolidated the Trust in our financial statements. The net proceeds from the February 2004 mortgage loan were used to repay the then outstanding borrowings under our old credit facility of $234.4 million, to fund a $142.2 million special distribution to our stockholders, to fund $4.6 million of restricted cash into an imposition reserve which was required to be escrowed in connection with our securitization transaction and February 2004 mortgage loan and relates to taxes, insurance and rents and the remaining $15.9 million was available to fund operations.

The principal amount of the February 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 5.0%. The February 2004 mortgage loan is secured by mortgages, deeds of trust, deeds to secure debt and first priority mortgage liens in more than 1,100 of our communications sites of Pinnacle Towers LLC and its thirteen direct and indirect subsidiaries. The February 2004 mortgage loan requires monthly payments of principal and interest calculated based on a 25-year amortization schedule through January 2009 (the ‘‘Anticipated Repayment Date"). If the February 2004 mortgage loan is not repaid in its entirety by the Anticipated Repayment Date, the interest rate on the February 2004 mortgage loan increases by the greater of 5.0% or a U.S. Treasury-based index, and substantially all of the borrower's excess cash flow from operation is utilized to repay outstanding amounts due under the February 2004 mortgage loan.

On a monthly basis, the excess cash flows from the securitized entities, after the payment of principal, interest, reserves and expenses, are distributed to us. The February 2004 mortgage loan requires us to maintain a minimum debt service coverage ratio (‘‘DSCR") defined as the preceding 12 months of net cash flow, as defined in the February 2004 mortgage loan, divided by the amount of principal and interest payments required under the February 2004 mortgage loan in the next 12 months, of 1.45 times. Net cash flow, as defined in the February 2004 mortgage loan, with respect to Pinnacle Towers LLC and its 13 direct and indirect subsidiaries, is approximately equal to gross margin minus capital expenditures made for the purpose of maintaining our sites, minus 10% of revenue. If the DSCR falls below 1.45 times, the excess cash flows from the securitized entities are escrowed until the DSCR exceeds 1.45 times for two consecutive quarters, at which time the previously escrowed excess cash flow is released to us. If the DSCR falls below 1.2 times, all excess cash flow, including amounts previously escrowed, is used to repay outstanding principal due under the February 2004 mortgage loan. The February 2004 mortgage loan also restricts our ability to incur unsecured indebtedness without confirmation from the rating agencies that such indebtedness will not impact the February 2004 mortgage loan rating. Because the February 2004 mortgage loan has covenants which require our subsidiaries to maintain certain financial ratios, these covenants could indirectly limit our subsidiaries' ability to pay dividends to us.

We may not prepay the February 2004 mortgage loan in whole or in part at any time prior to February 5, 2006, the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the communications sites securing the February 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The February 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the February 2004 mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected.

The December 2004 Mortgage Loan

On December 7, 2004, our subsidiary, Pinnacle Towers Acquisition Holdings LLC and five of its direct and indirect subsidiaries issued a $293.8 million mortgage loan to a newly formed trust, Global Signal Trust II (December 2004 mortgage loan"). The Trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. We have continued to consolidate our subsidiaries, but have not consolidated the Trust in our financial statements. The net proceeds of the December 2004 mortgage loan were used primarily to repay the $181.7 million of then outstanding borrowings under our credit facility and to partially fund a $120.7 million site acquisition reserve account to be used to acquire additional qualifying wireless communications sites over the six-month period following the December 2004 closing. Under our December 2004 mortgage loan, we are required to prepay the loan plus applicable prepayment penalties with funds in our acquisition reserve account to the extent such funds are not used to acquire additional qualifying wireless communications sites during the six month period following the closing of the loan. As of December 31, 2004, $58.5 million remained in the acquisition reserve account, which is included in restricted cash in the accompanying consolidated balance sheet, pending its investment in qualifying wireless communication sites.

The principal amount of the December 2004 mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of December 31, 2004, the weighted average interest rate on the various tranches was approximately 4.74%. The December 2004 mortgage loan requires monthly payments of interest until its maturity in December 2009 when the unpaid principal balance will be due. The December 2004 mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in substantially all of their wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers Acquisition Holdings LLC from its direct parent, Global Signal Holdings III LLC).

On a monthly basis, the excess cash flows from the securitized entities, after the payment of principal, interest, reserves and expenses, are distributed to us. If the debt service coverage ratio (‘‘DSCR’’), defined in the December 2004 mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that we will be required to pay over the succeeding twelve months on the December 2004 mortgage loan, as of the end of any calendar quarter falls to 1.30 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to us. The funds in the reserve account will not be released to us unless the DSCR exceeds 1.30 times for two consecutive calendar quarters. If the DSCR falls below 1.15 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the December 2004 mortgage loan.

We may not prepay the December 2004 mortgage loan in whole or in part at any time prior to December 7, 2006, the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the communications sites securing the December 2004 mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the December 2009 monthly payment date, no prepayment consideration is due.

The December 2004 mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets.

Revolving Credit Facility

On December 3, 2004, Global Signal Operating Partnership, L.P., or Global Signal OP, entered into a 364-day $20.0 million revolving credit agreement with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., to provide funding for working capital and other corporate purposes. Amounts available under the revolving credit facility are reduced to $15.0 million upon the earlier of June 3, 2005 or the completion of certain equity issuances by us in excess of $5.0 million. Interest on the revolving credit facility is payable at our option at either the LIBOR plus 3.0% or the bank's base rate plus 2.0%. The credit facility contains covenants and restrictions standard for a facility of this type including a limitation on our consolidated indebtedness at $780.0 million. The revolving credit facility is guaranteed by Global Signal, Global Signal GP, LLC and certain subsidiaries of Global Signal OP that are not party to the December and February 2004 mortgage loans. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries and a pledge by Global Signal of 65% of its interest in its Canadian subsidiary. As of December 31, 2004, no borrowings were outstanding under this facility.

On February 9, 2005, Global Signal OP amended and restated the 364-day $20.0 million revolving credit agreement to provide an additional $50.0 million term loan facility in connection with the Sprint Transaction (see Note 19 – Other Subsequent Events).

Previous Credit Facility

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Acquisition, then known as Pinnacle Towers Acquisition Inc., to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly owned subsidiary.

On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50%, respectively. We extended the maturity date to February 6, 2005, which was further extended to October 1, 2005 upon consummation of our initial public offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility.

On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of our initial public offering, Global Signal OP was no longer required to pledge its ownership interest in Pinnacle Acquisition. Our stockholders' pledge of stock was released and our stockholders were no longer required to guarantee the credit facility. We repaid all outstanding debt under the credit facility with proceeds from our initial public offering.

On October 15, 2004, we amended and restated the credit facility to, among other things, increase the commitment by the lenders to $250.0 million, to remove the $5.0 million working capital line and to add Bank of America, N.A. as a lender. The credit facility was secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of Global Signal's 5% equity interest in Global Signal REIT Savings TRS, Inc. (the remaining 95% of the equity having been pledged by Pinnacle Acquisition).

Borrowings under the credit facility were limited based on a borrowing base, which was calculated as 65% of the value of all towers owned, leased or managed by Pinnacle Acquisition or its subsidiaries. Borrowings under the credit facility bore interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.50% per annum. The credit facility contained typical representations and covenants for facilities of this type, including, but not limited to restrictions on our ability to (1) incur consolidated indebtedness in excess of $685.0 million and (2) permit our leverage ratio, defined as the ratio of debt for borrowed money, to consolidated EBITDA, to be greater than 6:1. The credit facility required a commitment fee of $1.25 million which has been paid. We repaid the outstanding borrowings under the credit facility with a portion of the proceeds from our December 2004 mortgage loan and terminated the facility. As a result, we expensed the remaining unamortized deferred financing cost of approximately $0.6 million in December 2004.

Old Credit Facility

Prior to the issuance of the February 2004 mortgage loan, our largest operating subsidiary based on revenues for 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries, were party to an amended and restated bank credit facility, which provided a term loan for $275.0 million with outstanding borrowings totaling approximately $235.0 million at December 31, 2003 and a revolving line of credit of $15.0 million with no borrowings outstanding at December 31, 2003. This old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. The amount available under our line of credit was reduced, at our option, from $30.0 million to $15.0 million. Interest on both the term loan and revolving line of credit was charged at our option, at either LIBOR plus 4.5% or our agent bank's base rate plus 3.5%. In addition, we were required to pay a commitment fee of 1.0% per annum in respect of the undrawn portion of the revolving line of credit. In connection with our issuance of the February 2004 mortgage loan, we repaid all outstanding amounts due under the term loan and terminated the old credit facility's line of credit. As a result, we expensed the remaining unamortized deferred financing expenses of approximately $8.4 million in February 2004.

Senior Notes-Predecessor Company

On March 17, 1998, the Predecessor Company issued $325.0 million of the Senior Notes with a scheduled maturity in 2008 through a private placement offering to institutional investors. We had the right to redeem the Senior Notes on or after March 15, 2003, at a price of 105.0%, 103.3%, 102.6% and 100.0% during the years ended March 15, 2003, 2004, 2005, and 2006 and thereafter, respectively. In addition, at any time prior to March 15, 2001, we could have redeemed up to 35.0% of the Senior Notes upon a public equity offering at a redemption price equal to 110.0% of the accreted value of the notes plus unpaid liquidated damages, if any, as of the redemption date. The Senior Notes became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon our emergence. In exchange therefore, holders of Senior Notes received their pro-rata share of $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and/or the Successor Company's outstanding common stock at $10.00 per share, which adjusted pursuant to the terms of the warrants to $8.53 per share due to the declaration and payment of the special distribution on February 5, 2004. Approximately $21.9 million in cash, inclusive of $0.3 million of accrued interest, was paid to holders of our Senior Notes in November 2002, with the remainder owed to such holders satisfied in 17,101,894 shares of the Successor Company's common stock.

Amortization of original issue discount for the ten months ended October 31, 2002 was $11.3 million, excluding accelerated amortization recorded while a debtor-in-possession which is reflected as reorganization expense in 2002.

Convertible Subordinated Notes-Predecessor Company

On March 22, 2000, the Predecessor Company completed a private placement of $200.0 million of the Convertible Notes to certain institutional purchasers pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. We repaid outstanding revolving debt under our senior credit facility with the net proceeds of $193.5 million from this private placement. Interest was payable on the notes on March 15 and September 15 of each year. The notes would have matured on September 15, 2007, however they became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon emergence. The notes were convertible into the Predecessor Company's common stock at the option of the Convertible Note holders at an initial price of $78.375 per share, which conversion price was subject to adjustment under the terms of the Convertible Notes. The event of default related to our senior credit facility caused a cross-default in the Convertible Notes.

On January 22, 2002, $12.5 million of Convertible Notes were redeemed for 158,851 shares of the Predecessor Company's common stock at the stated conversion price per share of $78.375, reducing the outstanding obligation under the Convertible Notes to $187.5 million.

The remaining outstanding Convertible Notes were cancelled in 2002 as part of the reorganization and in exchange therefore, holders of Convertible Notes received their pro-rata share of $500,000 in cash and warrants to purchase up to 410,000 shares of the Successor Company's common stock (representing approximately 1% of the equity capitalization at November 1, 2002) at $10.00 per share, exercisable for five years. Those Convertible Note holders who agreed to give certain releases also received their pro-rata share of an additional $0.5 million in cash and warrants to purchase an additional 410,000 shares at $10.00 per share exercisable for the next five years. The exercise price was adjusted pursuant to the terms of the warrants from $10.00 to $8.53 per share due to the declaration and payment of the special distribution on February 5, 2004.

12.    Interest Rate Swap Agreements

May 2000 Swap

In May 2000 we entered into an interest rate swap agreement (‘‘May 2000 swap") with our old credit facility agent bank as the counter party to manage the interest rate risk associated with certain of our variable rate debt. This swap agreement effectively converted our old credit agreement's floating rate debt from LIBOR plus a margin, as defined in the agreement, to a fixed rate debt of 6.37% plus the applicable margin under the credit agreement on an amount equal to the notional value of the interest rate swap.

We adopted the provisions of SFAS No. 133, as amended, on January 1, 2001, which resulted in a cumulative effect of an accounting change of approximately $4.0 million being recognized in other comprehensive income. The May 2000 swap did not qualify for hedge accounting treatment. Accordingly, changes in the fair value of the May 2000 swap that occurred subsequent to January 1, 2001, have been recognized in current operations.

As a condition of our old credit facility, we were required to enter into and maintain interest rate hedge contracts covering a minimum of 50% of the debt outstanding under the senior credit facility. On October 31, 2002, we entered into the sixth amendment and restatement to our old facility which did not require a swap contract, however we maintained the May 2000 swap. The May 2000 swap was for a notional amount of $260.0 million through December 31, 2002 and the bank exercised its option to extend the contract for $130.0 million through December 31, 2003 at which time the swap agreement expired and was not replaced.

The following table summarizes the impact of changes in fair value of the May 2000 swap on our results of operations in the indicated periods (in thousands):

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Decrease in fair value	$5,136	$257	$212	$—
Amortization of transition adjustment	2,668	—	—	—
Total earnings impact of swap	$7,804	$257	$212	$—

December 2003 Swap

On December 11 2003, in anticipation of the issuance of the February 2004 mortgage loan, we entered into a forward-starting interest rate swap agreement ("December 2003 swap") with Morgan Stanley as the counterparty to hedge the variability of future interest payments under the anticipated February 2004 mortgage loan. Under the December 2003 swap, we agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The December 2003 swap required us to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three month LIBOR rate, which was 1.15% on December 31, 2003, on the notional amount of $400.0 million. The December 2003 swap was terminated in connection with the issuance of the February 2004 mortgage loan on February 5, 2004 at a cost of $6.2 million which was recorded as part of other comprehensive income and is being amortized as interest expense using the effective interest method over five years, the expected life of the February 2004 mortgage loan. The effective interest rate on the mortgage loan, including the cost of terminating the interest rate swap and the amortization of deferred debt issuance costs, is approximately 6.0%. For the years ended December 31, 2003 and 2004, amortization of $0 and $1.2 million, respectively, was recorded as interest expense. The following table summarizes the impact of the December 2003 swap on our results of operations in the indicated periods (in thousands):

	Year Ended December 31, 2003	Year Ended December 31, 2004
Amortization to interest expense	$—	$1,191
Total earnings impact of swaps	$—	$1,191

March 2004 Swaps and August 2004 Swaps

On March 26, 2004, in anticipation of our December 2004 mortgage loan, we entered into four forward-starting interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on the anticipated December mortgage loan. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving floating payments based on three month LIBOR on the same notional amount for the same five-year period. The swaps were to terminate on the earlier of the closing of any new mortgage loan or January 1, 2005, at which time the swaps were to be settled for cash based on the then fair market value.

On August 27, 2004, in anticipation of our December 2004 mortgage loan, we entered into two additional forward-starting interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on the anticipated December mortgage loan. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.84% on a total notional amount of $100.0 million beginning in October 2004 through April 2009 in exchange for receiving floating payments based on three month LIBOR on the same notional amount for the same five-year period. The swaps were to terminate on the earlier of the closing of any new mortgage loan or January 31, 2005, at which time the swaps were to be settled for cash based on the then fair market value.

Concurrent with the pricing of the December 2004 mortgage loan, we terminated our six interest rate swaps and received a net payment of $2.0 million which was recorded as part of other comprehensive income and which is being amortized as a reduction of interest expense using the effective interest method over five years, the expected life of the December 2004 mortgage loan. Because the $300.0 million total notional value of the six interest rate swaps exceeded the $293.8 million principal amount of the December 2004 mortgage loan, one of the swaps was no longer effective and we expensed approximately $40,000 as additional interest expense, related to the fair market value of one of our August 2004 swaps, during the fourth quarter of 2004. The following table summarizes the impact of the March and August 2004 swap on our results of operations in the indicated periods (in thousands):

Year Ended December 31, 2004
Ineffective portion of interest rate swap charged to interest expense	$40
Amortization of deferred settlement costs as interest expense	(38)
Total earnings impact of swaps	$2

13.    Commitments and Contingencies

Tenant Leases

As lessors, we are due to receive cash rental payments from customers of wireless communication sites under noncancelable lease agreements in effect as of December 31, 2004, as follows (in thousands):

Year ending December 31,
2005	$181,512
2006	130,199
2007	105,041
2008	75,468
2009	42,019
2010 and thereafter	168,598
$702,837

Generally, our tenant leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included above based on the contractual tenant lease amounts. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included above at the current contractual rate over the remaining term of the lease. The tenant rental payments included in the table above do not assume exercise of tenant renewal options.

Operating Leases

As lessees, we are obligated under non-cancelable operating leases for office space, equipment, ground space under communications towers and at other sites, as well as space on communication towers that expire at various times through 2099. The majority of the ground, tower and other site leases have multiple renewal options, which range up to 10 years each. The ground, tower and other lease agreements for managed sites generally require either a minimum fixed lease payment or a contingent payment based on revenue or the gross margin at a site with some of the sites requiring both a fixed payment and a contingent payment based on revenue or gross margin. Certain of the ground and managed site leases have purchase options at the end of the original lease term. The future minimum cash lease payment commitments under these leases at December 31, 2004, are as follows (in thousands):

Year ending December 31,
2005	$36,335
2006	30,758
2007	26,784
2008	20,809
2009	15,263
2010 and thereafter	68,113
Total minimum lease payments	$198,062

Many of our lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For leases with escalation clauses based on a fixed percentage rate, rental expenses are recognized in our statements of operations on a straight-line basis over the initial term of the lease plus the future optional renewal periods where there is a reasonable assurance that the lease will be renewed based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset. Total rent expense related to continuing operations under non-cancelable operating leases was approximately $36.1 million, $34.4 million, $5.9 million, and $28.1 million for the years ended December 31, 2004 and 2003, two months ended December 31, 2002, and ten months ended October 31, 2002, respectively.

The components of minimum and contingent rental expense from continuing operations for the ten months ended October 31, 2002, two months ended December 31, 2002, and the years ended December 31, 2003 and 2004 is as follows (in thousands):

Period	Minimum Rental Expense	Contingent Rental Expense	Total
10 Months Ended October 30, 2002	$9,525	$18,577	$28,102
2 Months Ended December 31, 2002	2,558	3,340	5,898
Year Ended December 31, 2003	17,529	16,869	34,398
Year Ended December 31, 2004	17,828	18,259	36,087

Employment Agreements

We have employment agreements with certain officers of the Company that grant these employees the right to receive their base salary and continuation of certain benefits, for a defined period of time, in the event of a termination, as defined by the agreement of such employees.

Litigation

In 2002, we settled the consolidated securities class action lawsuit that was pending against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various current and former directors of Pinnacle, our former accountants, PricewaterhouseCoopers, LLP, and the underwriters of Pinnacle's January 18, 2000, secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000, secondary stock offering and alleged misleading statements contained in press releases and other filings with the SEC relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters. The settlement provides that the claims against Pinnacle and its current and former officers and directors be dismissed. In agreeing to the proposed settlement, Pinnacle and its current and former officers and directors specifically denied any wrongdoing.

The settlement provided for a cash payment of approximately $8.2 million, all of which has been paid directly by our insurer. Of the $8.2 million payment, $4.1 million was deemed to have been made on behalf of Pinnacle, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers, LLP, and $0.2 million by the underwriter defendants.

We are also involved in other litigation incidental to the conduct of our business. We believe that none of such pending litigation or unasserted claims of which we have knowledge presently will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Insurance Receivable

Included in other current assets at December 31, 2004 is approximately $1.5 million related to a pending insurance claim on sites destroyed by hurricanes during 2004. This amount represents the net book value of the sites at the time of loss. We have filed for a greater reimbursement based on replacement costs and expect to recover in excess of this $1.5 million amount from insurance proceeds during 2005; however, we have not recorded any resulting gain as of December 31, 2004, as the amount was not estimable or certain of collection.

14.    Stockholders' Equity

Stock Split

On February 11, 2004 the board of directors approved a 2-for-1 stock split. All shares of common stock and per share of common stock amounts have been retroactively restated.

Changes in Authorized Shares

On February 11, 2004, the stockholders approved an increase in the number of authorized shares to 20,000,000 shares of preferred stock and 100,000,000 shares of common stock, and on May 11, 2004 approved an increase in the number of authorized shares to 150,000,000 shares of common stock.

Initial Public Offering

On June 2, 2004, we completed our initial public offering through the issuance of 8,050,000 shares of our common stock at $18.00 per common share. We received net cash proceeds of $131.2 million after expenses, underwriters' discounts and commissions. Additional non-cash offering costs included $1.9 million representing the fair value of stock options issued to Fortress and Greenhill in connection with the initial public offering. See "Other Stock Options" below.

Dividends

We paid cash dividends related to the years ended December 31, 2003 and 2004 as set out in the table below:

Dividend Period	Declaration Date	Pay Date	Dividend per Share ($)	Total Dividend ($ million)	Amount of Dividend Recorded as Return of Stockholders' Capital(1) ($ million)	Amount of Dividend Recorded Against Retained Earnings ($ million)
October 1 – December 31, 2004	December 13, 2004	January 20, 2005	$0.4000	$20.9	$16.4	$4.5
July 1 – September 30, 2004	September 27, 2004	October 20, 2004	0.3750	19.1	16.3	2.8
June 1 – June 30, 2004	June 21, 2004	July 20, 2004	0.1030	5.2	5.2	—
April 1 – May 31, 2004	May 11, 2004	June 14, 2004	0.2095	8.8	8.8	—
January 1 – March 31, 2004	March 22, 2004	April 22, 2004	0.3125	13.1	13.1	—
October 1 – December 31, 2003	February 5, 2004	February 5, 2004	0.3125	12.8	0.6	12.2
One-time special distribution	February 5, 2004	February 5, 2004	3.4680	142.2	142.2	—

(1) Amounts recorded as a reduction of Additional Paid in Capital

On February 5, 2004, our board of directors declared and paid a non-recurring special distribution of $142.2 million to our stockholders which represented a return of capital. The board of directors determined that it was in the best interests of our stockholders to utilize the excess cash available from the net proceeds of the February 2004 mortgage loan to make a distribution representing a return of capital to stockholders.

Stock Incentive Plan – The Successor Company

The Successor Company's Stock Option Plan (the ‘‘New Plan") became effective November 1, 2002. The New Plan provides for awards consisting of stock option and restricted stock grants (‘‘Awards") to employees, non-employee directors, and other persons who perform services for us. The New Plan is administered by the board of directors or, at the board of director's sole discretion, by a committee consisting solely of persons who are non-employee directors and outside directors (the ‘‘Committee").

On February 11, 2004, the stockholders approved an increase of 2,000,000 shares in the shares available under the New Plan and as of January 1, 2005 subsequent annual increases of the lesser of 1,000,000 shares or 2% of the then outstanding number of shares of common stock on the last day of the immediately preceding fiscal year. The maximum number of shares of common stock that may be made subject to Awards granted under the New Plan is 6,715,000 at December 31, 2004. As of December 31, 2004, 2,119,032 shares remained available for grant under the New Plan. On January 1, 2005 the number of shares available increased by 1,000,000 pursuant to the annual increases provision discussed above. In the event of any change in our capitalization an equitable substitution or proportionate adjustment shall be made in the aggregate number and/or kind of shares of common stock reserved for issuance under the New Plan and the kind, number and/or option price at the sole discretion of the Committee. In addition, if any Award expires or terminates without having been exercised, the shares of common stock subject to the Award again become available for grant under the New Plan.

The Committee is authorized to grant to eligible persons incentive stock options (‘‘ISO") or nonqualified stock options (‘‘NSO"). The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of common stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of our capital stock must have an exercise price equal to or greater than 110% of the fair market value of the common stock on the date of grant and may not have a term exceeding five years from the grant date. The Committee shall determine the exercise price and the term of an NSO on the date that the NSO is granted.

Options shall become exercisable in whole or in part on the date or dates specified by the Committee. The Committee, in its sole discretion, may accelerate the date or dates on which an option becomes exercisable. Each option shall expire on such date or dates as the Committee shall determine at the time the option is granted. Upon termination of an optionee's employment for retirement, death or disability, options granted to the employee will expire one year from the date of termination. Upon termination of an optionee's employment for involuntary termination other than for cause, options granted to the employee will expire ninety days plus the number of days the employee is prohibited from trading in Global Singal's shares because of insider trading rules or other arrangements, after the date of termination. Upon termination of an optionee's employment for any other reasons, options granted to the employee will expire on the expiration date specified in the agreement. If an optionee's employment is terminated for cause (as defined in the Stock Option Plan), all of such person's options shall immediately terminate.

The Committee may also grant to an eligible person an award of common stock subject to future service and such other restrictions and conditions as the Committee may determine (‘‘Restricted Stock"). The Committee will determine the terms of such Restricted Stock, including the price, if any, to be paid by the recipient for the restricted stock, the restrictions placed on the shares and the time or times when the restrictions will lapse, at the time of the granting thereof.

A summary of our stock option plan activity under the New Plan for the two months ended December 31, 2002, and the years ended December 31, 2003 and 2004 is as follows:

	Number of Shares Subject to Option	Exercise Price Range	Weighted Average Exercise Price
Under option, November 1, 2002	—	—	—
Granted	4,054,444	$4.26-$8.53	$6.40
Forfeited	(660,560)	$4.26-$8.54	$6.40
Exercised	—	—	—
Under option, December 31, 2002	3,393,884	$4.26-$8.53	$6.40
Granted	2,161,616	$4.26-$8.53	$6.40
Forfeited	(1,378,048)	$4.26-$8.53	$6.40
Exercised	—	—
Under option, December 31, 2003	4,177,452	$4.26-$8.53	$6.40
Granted	820,000	$8.53-$18.00	$15.63
Forfeited	(622,913)	$4.26-$8.53	$6.40
Exercised	(1,366,955)	$4.26-$8.53	$6.29
Under option, December 31, 2004	3,007,584	$4.26-$18.00	$8.96

A summary of outstanding and exercisable options under the New Plan at December 31, 2004, is as follows:

	Options Outstanding			Options Exercisable
Exercise prices	Number of Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares	Weighted average exercise price
$4.26	1,059,567	8.19	$4.26	409,712	$4.26
$8.53	1,333,017	8.18	$8.53	539,662	$8.53
$18.00	615,000	8.23	$18.00	184,500	$18.00
	3,007,584			1,133,874

On February 5, 2004, pursuant to the stated terms of the New Plan, the exercise price of the options was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid; the $5.00 price was reduced to $4.26 per share and the $10.00 price was reduced to $8.53 per share. After the repricing, the aggregate intrinsic value did not increase, and the ratio of the exercise price to the fair value per share was not reduced; therefore, there was no accounting impact.

In August 2003, our board of directors awarded options to purchase shares of our common stock to an employee of Fortress Capital Finance LLC, who was a member of our board of directors and provided financial advisory services to us. These options were scheduled to vest at various times over a three-year period, the period during which this individual was expected to perform services. This agreement was terminated in March 2004 and the vesting of the outstanding options was modified. As a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recorded a total expense of $2.6 million in 2004 related to these stock options which concludes all charges to be recognized related to this agreement. During 2003, we recognized $1.5 million in non-cash stock-based compensation related to this agreement.

Other Stock Options

In connection with the initial public offering, discussed above, and to compensate Fortress and Greenhill for their successful efforts in raising capital in the offering, in March 2004 we granted options to Fortress and Greenhill, or their respective affiliates, to purchase the number of shares of our common stock equal to an aggregate of 10% of the number of shares issued in the initial public offering in the following amounts (1) for Fortress (or its affiliates), the right to acquire the number of shares equal to 8%

of the number of shares issued in the initial public offering, including the over-allotment and (2) for Greenhill (or its affiliate), the right to acquire the number of shares equal to 2% of the number of shares issued in the initial public offering, including the over-allotment, all at an exercise price per share equal to the initial offering price per share. Upon consummation of the offering, the number of shares and exercise price were thereby fixed at 805,000 shares at $18.00 per share, respectively. All of the options were immediately vested upon the initial public offering and are exercisable for ten years from June 8, 2004. We recognized the fair value of these options using the Black-Scholes method on the offering date as a cost of the offering of $1.9 million, by netting it against the net proceeds of the offering. These options were granted outside of the New Plan, and therefore are excluded from the New Plan activity shown above. At December 31, 2004, 772,800 of these options remain outstanding.

Common Stock Grants

On June 3, 2004, as part of our director compensation plan, we issued a total of 20,000 fully-vested, unrestricted shares of common stock issued to four of our independent directors upon consummation of our initial public offering. As a result, we recorded compensation expense of $0.4 million on the June 3, 2004 issue date.

On December 20, 2004, the Board of Directors approved the grant of 77,642 shares of restricted stock to certain employees. The grants vest 33.3%, 33.3% and 33.4% on December 20, 2007, 2008 and 2009 respectively. We valued the restricted stock awards at $2.0 million on the date of grant using the current market price. This amount has been recorded as unearned compensation, a contra account included in stockholders' equity, and will be amortized as non-cash stock-based compensation expense over the vesting period.

Warrants

In connection with our bankruptcy plan, 1,229,850 common stock warrants were issued to Predecessor Convertible Note holders and Predecessor Common Stockholders. The warrants have a current exercise price of $8.53 and expire on October 31, 2007. As of December 31, 2004 and 2003, there were 471,878 and 1,229,850 warrants outstanding to acquire common stock, respectively.

Pursuant to the stated terms of the warrants, the exercise price of the warrants was reduced as a result of the special distribution of $142.2 million declared and paid on February 5, 2004 from $10.00 to $8.53 per share.

15.    Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share of common stock (in thousands except share and per share data):

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31,
			2003	2004
Numerator:
Net income	$256,172	$(996)	$13,161	$6,872
Denominator:
Denominator for basic income per share —
Weighted average shares	48,573	41,000	41,000	46,833
Less: Non-vested shares	—	—	—	(2)
Denominator for basic income per share —	48,573	41,000	41,000	46,831
Effect of dilutive securities	—	—	112	2,852
Denominator for diluted income per share —
adjusted weighted average	48,573	41,000	41,112	49,683
Basic income (loss) per common share
Income (loss) from continuing operations	$5.94	$(0.02)	$0.34	$0.14
Income (loss) from discontinued operations	(0.66)	(0.00)	(0.00)	0.00
Gain (loss) on sale of properties	(0.01)	(0.00)	(0.02)	0.01
Net income (loss)	$5.27	$(0.02)	$0.32	$0.15
Diluted income (loss) per common share
Income (loss) from continuing operations	$5.94	$(0.02)	$0.34	$0.13
Income (loss) from discontinued operations	(0.66)	(0.00)	(0.00)	0.00
Gain (loss) on sale of properties	(0.01)	(0.00)	(0.02)	0.01
Net income (loss)	$5.27	$(0.02)	$0.32	$0.14

16.    Income Taxes

Global Signal Inc. has made an election to be taxed as a Real Estate Investment Trust (‘‘REIT") under the Internal Revenue Code of 1986, as amended, and related regulations. Global Signal Inc. and its qualified REIT subsidiaries will generally not be subject to Federal income tax at the corporate level if 90% of its taxable income is distributed to its stockholders. REITs are also subject to a number of other organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, our taxable income will be subject to Federal income tax at regular corporate tax rates. Even during taxable years for which we qualify as a REIT, we may be subject to certain state and local taxes and to Federal income and excise taxes on undistributed income.

The capital contribution from the new investors upon our emergence from bankruptcy, established a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result, utilization of our tax attributes (primarily NOL's and depreciation) will be limited each year in the future as a result of this ownership change.

Our REIT net operating losses (‘‘NOL's") of approximately $456.6 million incurred prior to November 1, 2002 have been reduced to approximately $142.6 million at December 31, 2003, yielding a net decrease in NOL's of $314.0 million. The decrease resulted from the following:

•	a decrease of $384.5 million due to discharge of indebtedness commensurate with the emergence from bankruptcy;

•	an increase of $71.2 due to built-in-losses incurred post October 31, 2002;

•	an increase of $10.4 million due to additional NOL's incurred from November 1, 2002 to December 31, 2002; and

•	a decrease of $11.1 due to utilization of NOL carryforwards for the year ended December 31, 2003.

Our NOL's increased to $231.8 million at December 31, 2004 as a result of the following incurred during 2004:

•	an increase of $12.4 million due to additional NOL's;

•	an increase of $76.8 million due to built-in losses.

Future NOL's may be used to offset all or a portion of our REIT income, and as a result, reduce the amount that we must distribute to stockholders to maintain our status as a REIT.

We also own non-REIT subsidiaries that are subject to Federal and state income taxes (taxable REIT subsidiaries). These entities are consolidated with Global Signal Inc. for financial reporting purposes but file separately from Global Signal Inc. for income tax reporting purposes. As of December 31, 2004, these subsidiaries have net operating loss carryforwards of approximately $0.8 million. These subsidiaries had net deferred tax liabilities in the amount of approximately $0.6 million. Our use of the NOL carryforwards is also limited on an annual basis as a result of the Section 382 rules applicable to ownership changes.

Reconciliation of Net Income to Estimated Taxable Income

	Year Ended December 31, 2003	Year Ended December 31, 2004
	(in thousands)
Net income	$13,162	$6,872
Add back Federal inome tax expense	(665)	341
Add net loss of taxable REIT subsidiaries	1,344	922
Adjusted net income	13,841	8,135
Book/tax depreciation difference	4,007	(5,125)
Exercise of non-qualified stock options	—	(20,970)
Other book/tax differences, net	(4,239)	5,598
Current year ordinary income (loss)	13,609	(12,362)
NOL carryforward utilized	(11,078)	—
Estimated taxable ordinary income (loss)	$2,531	$(12,362)

Income Tax Characterization of Dividends

For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains or as a return of a stockholder's invested capital. During 2004, we declared and paid to all of our stockholders cumulative quarterly dividends of $1.3125 per share of common stock, or an aggregate of $58.9 million, of which $56.4 million represented a return of capital to our stockholders and $2.5 million represented ordinary income pursuant to an IRC Sec. 858 dividend of 2003 taxable income. In addition, on February 5, 2004, we also paid a special distribution aggregating $142.2 million to all of our stockholders which represented a return of capital.

The income tax characterization of dividends to common stockholders is based on the calculation of Taxable Earnings and Profits, as defined in the Internal Revenue Code. Taxable Earnings and Profits differ from regular taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gains and losses on the sale of real estate assets.

Components of Tax Benefit (Expense)

Our income tax benefit (expense) is comprised of the following for each of the periods presented below:

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
		(in thousands)
Current tax expense	$(573)	$(89)	$(4)	$—
Deferred tax benefit (expense)	5,768	70	669	(341)
Net tax benefit (expense)	$5,195	$(19)	$665	$(341)

Statutory Rate Reconciliation

	Predecessor Company	Successor Company
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
		(in thousands)
Tax at statutory rate	$(87,842)	$342	$(4,374)	$(2,524)
Exemption for REIT	92,939	(348)	499	(5,125)
REIT NOL utilized	—	—	3,875	7,649
Deferred tax benefit	5,768	70	(2,210)	(244)
Change in valuation allowance	(5,670)	(83)	2,875	(97)
Net tax benefit (expense)	$5,195	$(19)	$665	$(341)

Components of Deferred Assets and Liabilities

	December 31, 2003	December 31, 2004
	(in thousands)
Net operating losses from non-REIT subsidiaries	$1,002	$783
Valuation allowance	(597)	(694)
Deferred tax assets	405	89
Fixed assets — related	(705)	(730)
Deferred tax liabilities	(705)	(730)
Net deferred tax liability	$(300)	$(641)

17.    Related Party Transactions

In connection with our emergence from Chapter 11, an arrangement was entered into with two of our investors, Fortress and Greenhill, which provided for the payment of an annual fee (‘‘Monitoring Fee") of $2.0 million in exchange for management services. The Monitoring Fee was for an initial period of one year and was renewed in December 2003 extending the period until October 31, 2004. During the two months ended December 31, 2002 and the year ended December 31, 2003, $0.3 million and $2.5 million was paid to Fortress, including a $0.5 million prepayment for the fee relating to the first quarter of 2004. The monitoring arrangement was terminated effective March 31, 2004 and no additional payments were made. Prior to our emergence from bankruptcy, we had no obligations for management services or related reimbursable costs.

In addition, our chairman and chief executive officer, Wesley Edens, is also the Chairman of the Management Committee of Fortress Investment Group LLC, an affiliate of our majority stockholder. We do not pay Mr. Edens a salary or any other form of compensation.

Pinnacle Towers Ltd, our UK subsidiary, outsources the management of its communication sites to Mapley Limited, an affiliate of Fortress. During the years ended December 31, 2004 and 2003 we incurred expenses to Mapley in connection with its services of $171,000 and $48,000, respectively.

As described in Note 14 – Stockholders' Equity above, in connection with the initial public offering, and to compensate Fortress and Greenhill for their successful efforts in raising capital in the offering, in March 2004 we granted options to Fortress and Greenhill, or their respective affiliates, to purchase the number of shares of our common stock equal to an aggregate of 10% of the number of shares issued in the initial public offering in the following amounts (1) for Fortress (or its affiliates), the right to acquire 644,000 shares which is equal to 8% of the number of shares issued in the initial public offering, including the over-allotment and (2) for Greenhill (or its affiliate), the right to acquire 161,000 shares which is equal to 2% of the number of shares issued in the initial public offering, including the over-llotment, all at an exercise price per share equal to the initial offering price of $18.00 per share. All of the options were immediately vested and are exercisable for ten years from June 8, 2004. We recognized the fair value of these options using the Black-Scholes method on the offering date as a cost of the offering of $1.9 million, by netting it against the net proceeds of the offering.

As described in Note 14 – Stockholders' Equity above, in August 2003, our board of directors awarded options to purchase shares of our common stock to an employee of Fortress Capital Finance LLC, who was a member of our board of directors and provided financial advisory services to us. These options were scheduled to vest at various times over a three-year period, the period during which this individual was expected to perform services. This agreement was terminated in March 2004 and the vesting of the outstanding options was modified. As a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recorded a total expense of $2.6 million in 2004 related to these stock options which concludes all charges to be recognized related to this agreement. During 2003, we recognized $1.5 million in non-cash stock-based compensation related to this agreement.

As of December 31, 2003, certain of our stockholders also held a total of $14.5 million of the outstanding borrowings under our old credit facility. Our old credit facility was repaid and terminated in February 2004.

18.    Employee Benefit Plan

Effective January 1, 1997, we established a 401(k) plan that covers substantially all employees. Benefits vest based on number of years of service. To participate in the plan, employees must be at least 21 years old. During the year ended December 31, 2004, we contributed $0.1 million to the plan. We did not make any contributions to the plan prior to 2004.

19.    Other Subsequent Events

Sprint Transaction

On February 14, 2005, we, Sprint Corporation ("Sprint") and certain Sprint subsidiaries (the "Sprint Contributors"), entered into an agreement to contribute, lease and sublease (the "Agreement to Lease"). Under the Agreement to Lease, we have agreed to lease or, if certain required consents have not been obtained, operate, for a period of 32 years over 6,600 wireless communications tower sites and the related towers and assets (collectively, the "Sprint Towers") from one or more newly formed special purpose entities of Sprint (collectively, "Sprint TowerCo"), under one or more master leases for which we agreed to pay an upfront payment of approximately $1.2 billion as prepaid rent (the "Upfront Rental Payment"), subject to certain conditions, adjustments and pro-rations (the "Sprint Transaction"). The closing of the Sprint Transaction is expected to occur toward the end of the second quarter of 2005. Certain Sprint entities will collocate on approximately 6,400 of the Sprint Towers (as discussed below), and the Sprint Towers have over 5,600 collocation leases with other wireless tenants and substantially all of the revenue is derived from wireless telephony tenants. We will account for this transaction as a capital lease reflecting the substance similar to an acquisition.

Upon the signing of the Agreement to Lease, we placed a $50.0 million deposit in escrow. This deposit was funded by borrowings under the Amended and Restated Credit Agreement described below. If the closing of the Sprint Transaction occurs, the deposit and earnings thereon will be credited against the Upfront Rental Payment. If, however, the closing of the Sprint Transaction does not occur as a result of our material breach, or in the event that we are unable to obtain the funds necessary to close the Sprint Transaction, then Sprint will be entitled to retain the deposit.

The Agreement to Lease also contains various covenants, including, but not limited to, (a) covenants by us to use commercially reasonable efforts to obtain certain consents and to enter into agreements with respect to the financing needed to consummate the Sprint Transaction and (b) covenants by Sprint to conduct its business pending closing of the Sprint Transaction in the ordinary course and not to solicit any submissions, or engage in any discussions with any third party, with respect to any proposal for the acquisition or lease of the Sprint Towers. In addition, both parties covenant to use their respective commercially reasonable efforts to close the Sprint Transaction.

Sprint has agreed to indemnify us (including our officers, directors and affiliates) for any losses related to (i) a breach of a Sprint representation, (ii) a breach of a Sprint covenant, (iii) any taxes of Sprint or Sprint TowerCo created in connection with the Agreement to Lease (other than those which we expressly assume), and (iv) the assets and liabilities of Sprint specifically excluded in the Agreement to Lease. We have agreed to indemnify Sprint (including its officers, directors and affiliates) for any losses related to (i) a breach of any of our representations, (ii) a breach of any of our covenants, and (iii) any failure by us to discharge the liabilities we assume in connection with the Sprint Transaction. We and Sprint have agreed that, subject to certain exceptions, neither party shall make any indemnity claim for any individual loss related to a breach of a representation that is less than $15,000 unless and until all indemnifiable losses, irrespective of amount, related to breaches of representations exceed $10.0 million, in the aggregate.

The Agreement to Lease contains certain other customary covenants and agreements, including termination rights for each of Sprint and us, including the right of either party to terminate if the closing does not occur within 180 days of signing. In the event that we do not meet certain milestones in obtaining certain consents, Sprint may have additional termination rights; however, we may be able to extend such milestones and/or waive the consent requirements and proceed to closing.

Sprint Master Lease

At the closing of the Sprint Transaction, the Sprint TowerCo will enter into a Master Lease and Sublease with one or more special purpose entities (collectively, "Lessee") created by us (the "Master Lease"). The term of the Master Lease will expire in 2037 and there are no contractual renewal options. Except for the Upfront Rental Payment, the Lessee will not be required to make any further payments to the Sprint TowerCo for the right to lease or operate the Sprint Towers during the term of the Master Lease. The Sprint Contributors currently lease the ground under substantially all of the Sprint Towers from third parties and the Lessee will assume all of the Sprint Contributors' obligations that arise under the Sprint Towers ground leases post closing. Additionally, the Lessee will be required to pay all costs of operating the Sprint Towers as well as an agreed upon amount for real and personal property taxes attributable to the Sprint Towers. During the period commencing one year prior to the expiration of the Master Lease and ending 120 days prior to the expiration of the Master Lease, the Lessee will have the option to purchase all (but not less than all) of the Sprint Towers then leased for approximately $2.3 billion, subject to adjustment, based on a final appraisal of the Sprint Towers to be completed prior to closing of the Sprint Transaction.

The Lessee will be entitled to all revenue from the Sprint Towers leased or operated by it during the term of the Master Lease, including amounts payable under existing Sprint Towers collocation agreements with third parties. In addition, under the Master Lease, Sprint entities that are part of Sprint's wireless division have agreed to sublease or otherwise occupy collocation space (the "Sprint Collocation Agreement") at approximately 6,400 of the Sprint Towers for an initial monthly collocation charge of $1,400 per Tower (the "Sprint Collocation Charge") for an initial period of ten years. The Sprint Collocation Charge is scheduled to increase each year, beginning January 2006, at a rate equal to the lesser of (i) 3% or (ii) the sum of 2% plus the increase in the Consumer Price Index during the prior year. After ten years, Sprint may terminate the Sprint Collocation Agreement at any or all Sprint Towers; provided, however, that if Sprint does not exercise its termination right prior to the end of nine years at a Sprint Tower (effective as of the end of the tenth year), the Sprint Collocation Agreement at that Sprint Tower will continue for a further five-year period. Sprint may, subsequent to the ten-year initial term, terminate the Sprint Collocation Agreement as to any or all Sprint Towers upon the 15th, 20th, 25th, or 30th anniversary of the commencement of the Master Lease.

Subject to arbitration and cure rights of the Lessee's lender, in the event of an uncured default under a ground lease, Sprint TowerCo may terminate the Master Lease as to the applicable ground lease site. In the event of an uncured default with respect to more than 20% of the Sprint Towers during any rolling five-year period, and subject to certain other conditions, Sprint TowerCo may terminate the entire Master Lease.

We will guarantee, up to a maximum aggregate amount of $200 million, the full and timely payment and performance and observance of all of the Lessee's terms, provisions, covenants and obligations under the Master Lease.

Sprint Investment Agreement

On February 14, 2005, in connection with the execution of the Sprint Transaction, we entered into an Investment Agreement (the "Investment Agreement") with (a) Fortress Investment Fund II LLC, a Delaware limited liability company ("FIF II"), an affiliate of our largest stockholder, Fortress; (b) various affiliates of our third largest stockholder Abrams Capital, LLC; and (c) Greenhill, our second largest stockholder and certain of its affiliates. Greenhill, with FIF II and Abrams, are referred to as the "Investors", and each individually as an "Investor".

Under the Investment Agreement, the Investors committed to purchase, at the closing of the Sprint Transaction, up to an aggregate of $500.0 million of our Common Stock, par value $0.01 per share ("Common Stock") at a price of $25.50 per share. The $500.0 million aggregate commitment from the Investors will automatically be reduced by (1) the amount of net proceeds received by us pursuant to any offering of our equity securities prior to the closing of the Sprint Transaction, and (2) the amount of any borrowings in excess of $750.0 million outstanding prior to the closing of the Sprint Transaction under any credit facility or similar agreements provided to us in connection with the Sprint Transaction, provided that the Investors' aggregate commitment will not be reduced below $250.0 million. Pursuant to the terms of the Investment Agreement, each of Fortress, Abrams and Greenhill shall purchase such number of shares of Common Stock equal to 48%, 32% and 20%, respectively, of the total number of shares of Common Stock to be purchased under the Investment Agreement. The purchase of the shares by the Investors is conditioned upon the occurrence of the closing of the Sprint Transactions, and will close simultaneously with the Sprint Transaction. In the event an Investor fails to purchase the shares of common stock it is obligated to purchase, the other Investors have the right, but not the obligation, to purchase such shares. This issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Sprint Option Agreement

If we do not complete an offering of our equity securities prior to the closing of the Sprint Transaction, the Investors will issue to us, at the closing of the Investment Agreement, a one-time option to purchase from the Investors a number of shares of Common Stock having a value equal to the difference between the total consideration paid by the Investors for the common stock at the closing of the Sprint Transactions and $250.0 million. This option would be issued by the Investors pursuant to an Option Agreement among the Investors and us. Pursuant to the Option Agreement, we would purchase the shares at a price per share of $26.50. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing of the Sprint Transactions. If we were to exercise the option, we would purchase shares from each Investor in proportion to that Investor's participation in the Investment Agreement set forth above. In the event that we complete an offering of our equity securities prior to the closing of the Sprint Transaction, we would not be entitled to this option and no option would be issued by the Investors. The option will be non-transferable.

Sprint Bridge Financing

On February 8, 2005, we received a letter from Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC setting forth the terms on which they would provide bridge financing of approximately $750.0 million to us for use in funding the Sprint Transaction. On March 10, 2005, we executed a non-binding term sheet with Morgan Stanley Asset Funding Inc., Bank of America, N.A. and Banc of America Securities LLC which increased the amount of bridge financing up to $850.0 million and provides for the following terms. The borrower is expected to be one or more newly created entities, under our direct or indirect control, that will own 100% of our interest in the Sprint Towers. The loan is expected to be secured by, among other things, the ownership interests in the borrower, borrower's leasehold and subleasehold interests (including purchase options) in the Sprint Towers, and an assignment of leases and rents. The loan is expected to have a term of 12 months after the closing, and, subject to compliance with certain conditions, two six-month extensions at our option. During the first 12 months of the loan, the loan is expected to bear interest at 30-day LIBOR plus either 1.5% or 1.75% per annum, depending on cash flows related to the Sprint Towers. In either case, the rate is expected to increase by 0.25% upon the first extension and 0.75% upon the second, if such extension options are exercised. The loan is expected to require an origination fee of 0.375% of the $775.0 million loan amount and an extension fee in connection with each extension option of 0.25% of the loan amount. In addition, we expect to be required under the facility to pay an exit fee under certain circumstances. The loan is expected to contain customary events of default including, bankruptcy of the borrower or the Company, change of control or cross default to other indebtedness of the Company.

In addition, the executed term sheet provided for a loan advance of $75.0 million prior to the closing of the bridge financing. Of this advance, $50.0 million is to be used to repay a $50.0 million term loan currently outstanding under our revolving credit facility discussed below, and the remaining $25.0 million is expected to be used to finance closing costs associated with the Sprint Transaction. The loan advance would have to be repaid by the earlier of (i) August 14, 2005, (ii) the date on which we receive a refund of the $50.0 million deposit under the Agreement to Lease or (iii) the consummation of the acquisition of the Sprint towers. The loan advance will bear interest at 30-day LIBOR plus 1.75%.

Amended And Restated Credit Agreement

On February 9, 2005, Global Signal OP amended and restated its 364-day $20.0 million revolving credit agreement (originally dated December 3, 2004) with Morgan Stanley Asset Funding Inc. and Bank of America, N.A., to provide an additional $50.0 million term loan facility in connection with the Sprint Transaction. On February 14, 2005, the full amount of the term loan was posted as a deposit, as required by the Agreement to Lease.

2005 Interest Rate Swaps

On January 11, 2005, in anticipation of the issuance of a third mortgage loan to finance the acquisition of additional wireless communication towers we expect to acquire during 2005, we entered into six additional forward starting interest rate swaps agreements with Morgan Stanley as counterparty to hedge the variability of future interest rates on our anticipated mortgage financing. Under the interest rate swaps, we agreed to pay the counterparty a weighted average fixed interest rate of 4.403% on a total notional amount of $300.0 million beginning on various dates between July 29, 2005 and November 30, 2005 and continuing through September 2010 with a mandatory termination date of January 31, 2006 in exchange for receiving floating payments based on three- month LIBOR on the same notional amounts for the same period.

On February 2, 2005, in connection with the Sprint Transaction, we entered into eight additional interest rate swap agreements for a total notional value of $750.0 million with Bank of America, N.A. as counterparty, in anticipation of securing $750.0 million or more of bridge financing, which is expected to be replaced by a mortgage loan. Under the interest rate swaps, we agreed to pay the counter party a fixed interest rate of 4.303% on a total notional amount of $750.0 million beginning on June 1, 2005 through December 1, 2010, with a mandatory termination date of March 31, 2006, in exchange for receiving floating payments based on three-month LIBOR on the same notional amount for the same period.

On March 21, 2005, in connection with the Sprint Transaction and the $850.0 million bridge loan term sheet we executed on March 10, 2005, we entered into two additional forward-starting interest rate swap agreements for a total notional amount of $100.0 million with Bank of America, N.A. as counterparty. This brings the total notional amount of swap agreements related to financing the Sprint Transaction to $850.0 million. These swap agreements are in anticipation of the Sprint Transaction bridge financing described above, which is expected to be replaced by a mortgage loan of at least $850.0 million. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 4.733% on the total notional amount of $100.0 million beginning June 1, 2005 through December 1, 2010, with a mandatory maturity date of March 31, 2006, in exchange for receiving floating payments based on three-month LIBOR on the same notional amount for the same period.

Other Purchase Commitments

As of December 31, 2004, we had executed definitive purchase agreements with several unrelated sellers to acquire 27 communication sites and 17 land parcels under existing communication towers for an aggregate purchase price of approximately $11.9 million, including estimated fees and expenses. As of December 31, 2004, we also had non-binding letters of intent to purchase 261 communication sites for approximately $80.8 million, including estimated fees and expenses. As of March 22, 2005, we have closed on the acquisition of 13 of the communication sites and on 12 fee-interests or long-term leases for an aggregate purchase price of $4.3 million, including estimated fees and expenses.

Since December 31, 2004, we have entered into asset purchase agreements to acquire 223 communications sites from nine unrelated sellers for a total estimated purchase price of $72.7 million, including estimated fees and expenses, including the Triton PCS Holdings, Inc. acquisition described below. As of March 22, 2005, we completed the acquisition of 46 of these communication sites for an aggregate purchase price of $13.4 million, including estimated fees and expenses. A number of our acquisition agreements provide for additional proceeds to be paid to the sellers for future lease commencements during a certain period, usually one year or less, after the acquisition is completed or upon the occurrence of a specific event. The amount of this contingent purchase price is not expected to be material. As of December 31, 2004 and 2003, we had no accruals for future contingent acquisitions payments as they were not yet earned, however the maximum additional contingent payments at December 31, 2004 were $1.5 million.

On March 21, 2005, we entered into an agreement to purchase 169 wireless communications towers for approximately $55.1 million from Triton PCS Holdings, Inc. The transaction is expected to close in the second half of 2005, and is subject to customary closing conditions. The towers are primarily located in the Charlotte, Raleigh and Greensboro markets of North Carolina, with additional sites located in North and South Carolina and Puerto Rico. All of the revenues on these towers are derived from wireless telephony tenants. As part of the transaction, Global Signal and Triton have agreed to enter into a 10-year master lease agreement at an initial monthly rate of $1,850 for each of the 169 towers, with three 5-year lease renewal options. Additionally, we obtained an exclusive option to acquire an additional 70 existing towers owned by Triton, together with an option to acquire all new towers constructed by Triton during a one-year period after closing.

Dividends

On March 30, 2005, our board of directors declared a dividend of $0.40 per share of our common stock for the three months ended March 31, 2005, payable on April 21, 2005 to the stockholders of record as of April 11, 2005. The portion of this dividend which exceeds our accumulated earnings as of March 31, 2005 will represent a return of capital.

20.    Selected Quarterly Financial Information — Unaudited

We have set forth selected quarterly financial data for the years ended December 31, 2003 and 2004.

The following tables set forth selected quarterly financial information for the year ended December 31, 2004 (in thousands, except per share data):

	Successor Company		Successor Company
	Three Months Ended March 31, 2004	Three Months Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004
Condensed Statements of Operations
Revenues	$43,105	$43,860	$46,348	$49,551
Direct site operating expenses, excluding impairment losses, depreciation, amortization and accretion	13,676	13,564	14,883	15,339
Selling, general and administrative expenses, excluding non-cash stock based compensation expense	6,559	5,856	5,621	5,375
State franchise, excise and minimum taxes	172	165	163	(431)
Depreciation, amortization and accretion	12,347	12,413	13,816	15,712
Non-cash stock-based compensation expense	2,604	608	228	796
Operating income	7,747	11,254	11,637	12,760
Interest expense, net	6,090	6,810	6,393	8,235
Loss on early extinguishment of debt	8,449		—	569
Other income	(118)	(11)	(75)	(47)
Income tax expense	11	102	212	16
Income (loss) from continuing operations	(6,685)	4,353	5,107	3,987
Income (loss) from discontinued operations	51	(284)	193	150
Net income (loss)	$(6,634)	$4,069	$5,300	$4,137
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(0.16)	$0.10	$0.10	$0.08
Income (loss) from discontinued operations	0.00	(0.01)	0.00	0.00
Net income (loss)	$(0.16)	$0.09	$0.10	$0.08
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(0.15)	$0.09	$0.10	$0.08
Income (loss) from discontinued operations	0.00	0.00	0.00	0.00
Net income (loss)	$(0.15)	$0.09	$0.10	$0.08
Basic shares	41,058	44,461	50,608	51,107
Diluted shares	44,475	47,282	53,232	53,661

The following tables set forth selected quarterly financial information for the year ended December 31, 2003 (in thousands, except per share data):

	Successor Company
	Three Months Ended March 31, 2003	Three Months Ended June 30, 2003	Three Months Ended September 30, 2003	Three Months Ended December 31, 2003
Condensed Statements of Operations
Revenues	$40,926	$41,570	$41,677	$42,498
Direct site operating expenses, excluding impairment losses, depreciation, amortization and accretion	13,670	13,986	14,586	14,330
Selling, general and administrative expenses, excluding non-cash stock based compensation expense	6,512	6,696	6,519	7,188
State franchise, excise and minimum taxes	209	208	208	223
Depreciation, amortization and accretion	11,986	11,879	11,648	11,625
Non-cash stock-based compensation expense	—	—	592	887
Operating income	8,549	8,801	8,124	8,245
Interest expense, net	5,751	5,092	4,988	4,646
Loss on early extinguishment of debt	—	—	—	—
Other expense	29	24	67	495
Income tax expense (benefit)	(76)	(343)	93	(339)
Income from continuing operations	2,845	4,028	2,976	3,443
Income (loss) from discontinued operations	114	134	(14)	(365)
Net income	$2,959	$4,162	$2,962	$3,078
Basic and diluted earnings per share:
Income from continuing operations	$0.07	$0.10	0.07	0.08
Income (loss) from discontinued operations	0.00	0.00	(0.00)	(0.01)
Net income	$0.07	$0.10	$0.07	$0.07
Basic shares	41,000	41,000	41,000	41,000
Diluted shares	—	—	41,000	41,448

Note 21.	Other Events (unaudited) Subsequent to Date of Report of Independent Registered Certified Public Accountants

On April 15, 2005, we amended and restated the Revolving Credit Agreement described in note 11 to provide an additional $25 million multi-draw term loan to be used for fees and expenses incurred in connection with the Sprint transaction. Interest on the $20 million revolving portion of this credit facility is payable, at Global Signal OP's option, at either the LIBOR plus 3.0% or the bank's base rate plus 2.0%. Interest on the term loans under the credit facility is payable at our option at either, LIBOR plus 1.75% or the bank's base rate plus 0.75%. The credit facility, through the Revolving Credit Agreement and the related ancillary documentation, contains covenants and restrictions customary for a facility of this type including a limitation on our consolidated indebtedness at approximately $1.0 billion and a requirement to limit our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the loan document, to 7.0 to 1.0. The consolidated indebtedness will be increased to approximately $1.8 billion and the ratio to 7.65 to 1.0 upon consummation of the bridge financing for the Sprint transaction. The credit facility continues to be guaranteed by us, Global Signal GP, LLC and certain subsidiaries of Global Signal OP. It is secured by a pledge of Global Signal OP's assets, including a pledge of 65% of its interest in our United Kingdom subsidiary, 100% of its interest in certain other domestic subsidiaries, a pledge by us and Global Signal GP, LLC of our interests in Global Signal OP, and a pledge by us of 65% of our interest in our Canadian subsidiary. The term loans must be repaid on the earlier of (1) August 14, 2005, (2) the date that we receive a refund of the deposit from Sprint under the Agreement to Lease, and (3) the date of the closing of the Sprint transaction.

Acquisition Credit Facility

As of April 25, 2005, our wholly owned subsidiary, Global Signal Acquisitions LLC, or Global Signal Acquisitions, entered into a 364-day $200.0 million credit facility, which we refer to as the acquisition credit facility, with Morgan Stanley Asset Funding Inc. and Bank of America, N.A. (affiliates of the representatives of the underwriters) to provide funding for the acquisition of additional communications sites. The acquisition credit facility is guaranteed by Global Signal OP and future subsidiaries of Global Signal Acquisitions. Moreover, it is secured by substantially all of Global Signal Acquisitions' tangible and intangible assets and by a pledge of Global Signal OP's equity interest in Global Signal Acquisitions. In addition, we have agreed to enter into a guarantee agreement with respect to the acquisition credit facility, and to secure that guarantee by a pledge of our equity interest in Global Signal OP, no later than May 17, 2005. We intend to fund future acquisitions with this credit facility along with a portion of the net proceeds from this offering and incremental equity offerings, and for a short period of time may fund 100% of the purchase price of acquisitions with the acquisition credit facility. The level of borrowings under the acquisition credit facility is limited based on a borrowing base, as defined therein. Borrowings under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 1.5% or the bank's base rate plus approximately 1.25% provided the loan balance is equal to or lower than 68% of the aggregate acquisition price (as defined therein) of towers owned, leased or managed by Global Signal Acquisitions, from time to time. If the loan balance is higher than 68% of the aggregate acquisition price of towers owned, leased or managed by Global Signal Acquisitions, from time to time, then borrowings under the acquisition credit facility will bear interest at our option at either the Eurodollar rate plus 2.0% or the bank's base rate plus approximately 1.75%. In connection with closing the acquisition credit facility, we paid an origination fee of 0.375% of the $200.0 million commitment and agreed to pay to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. an exit fee of 0.375% of the principal amount of loans under the acquisition credit facility in connection with any refinancing of such borrowings. In addition, to the extent the principal amount of borrowings related to an acquisition of towers to be owned, leased or managed exceeds 68% of the acquisition price thereof, we will be required to pay an additional origination fee to Morgan Stanley Asset Funding Inc. and Bank of America, N.A. in an amount equal to 0.125% of the amount borrowed for such acquisition and an additional exit fee in the amount of 0.125% of the amount borrowed for such acquisition in connection with the refinancing of such borrowing. Any exit fees shall be credited against fees payable to each of Morgan Stanley and Bank of America, N.A. if they are offered the position of co-lead lender with respect to a refinancing of the acquisition credit facility. The acquisition credit facility contains typical representations and covenants for facilities of this type.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors of Global Signal Inc.

We have audited the statement of revenue and certain expenses of Tower Ventures as described in Note 1 for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of Tower Ventures' management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal Inc. as described in Note 1 and is not intended to be a complete presentation of Tower Ventures' revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of Tower Ventures for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 3 – Restatement of Previously Issued Statement of Revenue and Certain Expenses, the accompanying statement of revenue and certain expenses for the year ended December 31, 2003 has been restated to correct the accounting for ground leases.

/s/ Ernst & Young LLP

Tampa, Florida
April 18, 2005

TOWER VENTURES
STATEMENTS OF REVENUE AND CERTAIN EXPENSES

(dollars in thousands)

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
	(Restated)	(unaudited)
Revenue	$4,460	$2,467

Certain expenses:
Ground rent	1,014	537
Property taxes	177	76
Other tower operating expenses	262	125
Selling, general & administrative expenses	12	4
Total certain expenses	1,465	742
Revenue in excess of certain expenses	$2,995	$1,725

See accompanying notes to the Statements of Revenue and Certain Expenses.

TOWER VENTURES
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2003 and Six Months Ended June 30, 2004 (unaudited)
(dollars in thousands)

1.    Summary of Significant Accounting Policies

Business

The accompanying statement of revenue and certain expenses relate to the operations of Tower Ventures. Tower Ventures represents a portfolio of 97 tower sites located in Tennessee, Missouri, Mississippi, Arkansas and South Carolina. On April 22, 2004, a definitive purchase agreement was signed by Pinnacle Towers Acquisition LLC, a wholly-owned subsidiary of Global Signal Inc. (the "Company") to acquire all of the members' interests of Tower Ventures; the acquisition closed on June 30, 2004. The portfolio of 97 sites acquired does not include three tower sites previously owned by Tower Ventures III LLC that will be distributed to the prior members before the closing. The revenue and certain expenses related to these tower sites are not included in the accompanying statements.

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of the Company. The statements are not representative of the actual operations of Tower Ventures for the periods presented nor indicative of future operations as certain expenses, primarily consisting of interest expense, depreciation, amortization, management fees and corporate expenses have been excluded.

The accompanying statements of revenue and certain expenses for the period from January 1, 2004 to June 30, 2004 which includes operating results for each tower until its acquisition by the Company, are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Revenues and certain expenses for the period from January 1, 2004 to June 30, 2004, are not necessarily indicative of that which may be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used and such variances could be material.

Revenue Recognition

Tower Ventures generates revenue by leasing space on communications sites it owns. Revenue is recorded in the month in which it is earned. Revenue from lease arrangements with tenants on communications sites that have fixed-rate escalation clauses are recognized on a straight-line basis over the contractual life of the related lease agreements.

Tower Ventures further evaluates its revenue recognition and defers any revenue if the following criteria are not met: persuasive evidence of an arrangement exists, payment is not contingent upon other performance or other obligations, the price is fixed or determinable and collectibility is reasonably assured.

Concentration of Credit Risk

Substantially all of Tower Ventures' revenues are with national and local wireless communications providers, a vast majority of which are concentrated in wireless telephony.

The significant tenants of Tower Ventures and the revenues earned from these tenants, as a percentage of total revenues, are as follows:

Tenant	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(unaudited)
AT&T Wireless	23.8%	23.6%
Cellular South	18.7%	18.6%
T-Mobile	14.4%	14.3%
Cingular	11.3%	11.2%
Sprint	9.1%	9.1%
Verizon	9.0%	9.4%

2.    Leases

Lease Obligations

As lessee, Tower Ventures is obligated under non-cancelable operating leases for ground space under communications towers and at other sites, as well as space on communications towers that expire at various times through 2040. The majority of the ground, tower and other site leases have multiple renewal options, which range up to 5 years each. Certain of the ground and managed site leases have purchase options at the end of the original lease term.

The future minimum lease payment commitments under these ground leases in effect at December 31, 2003, without giving effect to the impact of straight line rent adjustments, are as follows:

Year ending December 31,
2004	$748
2005	481
2006	145
2007	21
2008	21
2009 and thereafter	49
Total minimum lease payments	$1,465

Many of Tower Ventures Acquisition's lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For leases with escalation clauses based on a fixed percentage rate, rental expense is recognized in our statements of revenue and certain expenses on a straight line basis over the initial term of the lease plus the future optional renewal periods where there is a reasonable assurance that the lease will be renewed based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset.

Total ground rental expense of $1,014 for the year ended December 31, 2003 includes $953.6 of minimum and $60.4 of contingent rental expense. Total ground rental expense of $537 for the six months ended June 30, 2004 includes $506.4 of minimum and $30.6 of contingent rental expense.

Tenant Leases

Tower Ventures leases antenna space on communications towers to various wireless service providers and other wireless communications users under non-cancelable operating leases. These leases are generally for terms of 5 to 10 years. Generally, Tower Ventures Acquisition's tenant leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included below based on the contractual tenant lease amounts. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included below at the current contractual rate over the remaining term of the lease. The tenant rental payments included in the table below do not assume exercise of tenant renewal options.

As lessor, Tower Ventures is due to receive rental payments from customers of tower space under non-cancelable lease agreements in effect as of December 31, 2003, without giving effect to the impact of straight line rent adjustments, as follows:

Year ending December 31,
2004	$4,698
2005	3,119
2006	1,296
2007	489
2008	491
2009 and thereafter	278
$10,371

3.    Restatement of Previously Issued Statement of Revenue and Certain Expenses

Tower Ventures restated the accompanying statement of revenue and certain expenses as of December 31, 2003. The restatement adjustment reflected in the following tables corrects an error in the recognition of additional ground lease rent expense on a straight-line basis over the initial term of the lease plus the future optional renewal periods where there is reasonable assurance that the lease will be renewed, based on Tower Ventures' evaluation at the inception of the lease.

The following table presents the impact of the restatement adjustments on Tower Ventures' previously reported results for the year ended December 31, 2003:

	December 31, 2003
	As Previously Reported	Adjustments	As Restated
Revenue	$4,460	$—	$4,460
Certain expenses:
Rent	739	275	1,014
Property taxes	177	—	177
Other tower operating expense	262	—	262
Selling, general & administrative expenses	12	—	12
Total certain expenses	1,190	275	1,465
Revenue in excess of certain expenses	$3,270	$(275)	$2,995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors of Global Signal, Inc.

We have audited the accompanying statement of revenue and certain expenses of Lattice Acquisition as described in Note 1 for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of Lattice Acquisition's management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal Inc. as described in Note 1 and is not intended to be a complete presentation of Lattice Acquisition's revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of Lattice Acquisition as described in Note 1 for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 3 – Restatement of Previously Issued Statement of Revenue and Certain Expenses, the accompanying statement of revenue and certain expenses for the year ended December 31, 2003 has been restated to correct the accounting for ground leases.

/s/ Ernst & Young LLP

Cincinnati, Ohio
April 21, 2005

LATTICE ACQUISITION
STATEMENTS OF REVENUE AND CERTAIN EXPENSES
(dollars in thousands)

	Year Ended December 31, 2003	Period from January 1, 2004 to December 31, 2004
		(Unaudited)
Revenue	$10,255	$10,464
Certain Expenses:
Rent	2,054	1,826
Property taxes	378	279
Other tower operating expenses	565	690
Selling, general & administrative expenses	189	246
Total certain expenses	3,186	3,041
Revenue in excess of certain expenses	$7,069	$7,423

See accompanying notes to Statements of Revenue and Certain Expenses.

LATTICE ACQUISITION
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2003 and December 31, 2004 (Unaudited)

(dollars in thousands)

1.    Business and Summary of Significant Accounting Policies

Business

Lattice Communications, LLC and the company of which it is the sole member, LB Tower Company LLC ("LB Tower"; collectively, "Lattice"), are principally engaged in providing services to the wireless communications industry by leasing antenna sites on multi-tenant towers. Lattice leases tower space to a diverse range of wireless communications industries, including microwave, personal communications services, cellular, paging, mobile telephone, radio and television broadcasting, specialized mobile radio and enhanced specialized mobile radio. Lattice's communications sites are located throughout the United States.

Lattice is jointly owned by Cinergy Telecommunications Holding Company, Inc. ("CT") – 43.5%; an investor partnership, Lattice Investors, L.P. – 43.5%; and, Lattice Partners, Ltd. ("LP") – 13%. LP is a limited liability company whose members include various officers and employees of Lattice. The majority of Lattice's related party transactions are conducted with The Cincinnati Gas & Electric Company and PSI Energy, Inc., under lease agreements assigned by their sister company, CT, to Lattice.

On July 30, 2004, a definitive purchase agreement was signed by Pinnacle Towers Acquisition LLC, a wholly-owned subsidiary of Global Signal Inc. (the "Company"), to acquire from Lattice 220 owned towers and agreements relating to 17 other towers under management or lease. The purchase agreement and these Statements of Revenues and Certain Expenses exclude towers owned by LB Tower as well as certain assets of Lattice related to tower development. "Lattice Acquisition" represents the assets to be acquired by the Company.

Pinnacle Towers Acquisition LLC consummated the acquisition of the towers in stages as follows:

Date	Number of Towers
October 29, 2004	167
November 30, 2004	22
December 30, 2004	36

As of December 31, 2004, twelve towers remained under contract but the acquisitions had not been consummated. Eleven of these towers were acquired in March 2005, leaving only one tower remaining to be acquired.

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of the Company. The statements, which encompass the towers and agreements to be sold to the Company, are not representative of the actual operations of Lattice Acquisition for the periods presented or indicative of future operations, as they exclude the following: certain selling, general and administrative expenses; interest expense; and depreciation and amortization.

The accompanying statements of revenue and certain expenses for the period from January 1, 2004 to December 31, 2004, which includes operating results for each tower until its acquisition by the Company, are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Revenues and certain expenses for the period from January 1, 2004 to December 31, 2004, are not necessarily indicative of that which may be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such variances could be material.

Revenue Recognition

Revenues are recognized when earned. Escalation clauses present in lease agreements with Lattice's customers are recognized on a straight-line basis over the term of the lease.

Concentration of Credit Risk

Lattice Acquisition derives the largest portion of its revenues from customers who require wireless communications services. Excluding related parties, no single customer exceeded 10% of unrelated revenues in the year ended December 31, 2003 or the period from January 1, 2004 to December 31, 2004.

2.    Leases

Lease Obligations

As lessee, Lattice Acquisition is obligated under non-cancelable operating leases for ground space under communications towers and at other sites, as well as space on communications towers that expire at various times through 2099. The majority of the ground, tower and other site leases have multiple renewal options, which range up to 10 years each. Certain of the ground and managed site leases have purchase options at the end of the original lease term.

Future minimum rental payments due by Lattice Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

	Related Party	Other	Total
2004	$594	$806	$1,400
2005	608	640	1,248
2006	625	401	1,026
2007	657	296	953
2008	689	209	898
Thereafter	578	5,703	6,281
Total	$3,751	$8,055	$11,806

Many of Lattice Acquisition's lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For leases with escalation clauses based on a fixed percentage rate, rental expense is recognized in our statements of revenue and certain expenses on a straight line basis over the initial term of the lease plus the future optional renewal periods where there is a reasonable assurance that the lease will be renewed based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset.

Rent expense for operating leases was $2,054 ($936 related party) for the year ended December 31, 2003 and $1,826 ($818 related party) (unaudited) for the year ended December 31, 2004.

Customer Leases

Lattice Acquisition leases antenna space on communications towers to various wireless service providers and other wireless communications users under non-cancelable operating leases. These leases are generally for terms of 5 to 10 years. Generally, Lattice Acquisition's tenant leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included below based on the contractual tenant lease amounts. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included below at the current contractual rate over the remaining term of the lease. The tenant rental payments included in the table below do not assume exercise of tenant renewal options.

Future minimum rental revenues due to Lattice Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

	Related Party	Other	Total
2004	$4,325	$6,560	$10,885
2005	4,541	5,790	10,331
2006	4,768	3,660	8,428
2007	5,006	2,327	7,333
2008	5,236	1,430	6,666
Thereafter	3,628	2,905	6,533
Total	$27,504	$22,672	$50,176

3.    Restatement of Previously Issued Statement of Revenue and Certain Expenses

Lattice Acquisition restated the accompanying statement of revenue and certain expenses as of December 31, 2003. The restatement adjustment reflected in the following tables corrects an error in the recognition of additional ground lease rent expense on a straight-line basis over the initial term of the lease plus the future optional renewal periods where there is reasonable assurance that the lease will be renewed, based on Lattice Acquisition evaluation at the inception of the lease.

The following table presents the impact of the restatement adjustments on the Lattice Acquisition's previously reported results for the year ended December 31, 2003:

	December 31, 2003
	As Previously Reported	Adjustments	As Restated
Revenue	$10,255	$—	$10,255
Certain expenses:
Rent	1,270	784	2,054
Property taxes	378	—	378
Other tower operating expense	565	—	565
Selling, general and administrative	189	—	189
Total certain expenses	2,402	784	3,186
Revenue in excess of certain expenses	$7,853	$(784)	$7,069

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Global Signal, Inc.

We have audited the accompanying statement of revenue and certain expenses of Didier Communications Acquisition as described in Note 1 for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of Didier Communication Acquisition's management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal Inc. as described in Note 1 and is not intended to be a complete presentation of Didier Communications Acquisition's revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of Didier Communications Acquisition as described in Note 1 for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 3 – Restatement of Previously Issued Statement of Revenue and Certain Expenses the accompanying statement of revenue and certain expenses for the year ended December 31, 2003 has been restated to correct the accounting for ground leases.

/s/ Ernst & Young LLP

Tampa, Florida
April 18, 2005

DIDIER COMMUNICATIONS ACQUISITION
STATEMENTS OF REVENUE AND CERTAIN EXPENSES
(dollars in thousands)

	Year Ended December 31, 2003	Period from January 1, 2004 to December 17, 2004
	(restated)	(unaudited)
Revenue	$2,177	$3,152
Certain expenses:
Rent	654	744
Property taxes	43	94
Other tower operating expense	70	100
Total certain expenses	767	938
Revenue in excess of certain expenses	$1,410	$2,214

See accompanying notes to Statements of Revenue and Certain Expenses

DIDIER COMMUNICATIONS ACQUISITION
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2003 and Period from January 1, 2004 to December 17, 2004 (Unaudited)
(dollars in thousands)

1.    Business and Summary of Significant Accounting Policies

Business

Didicom, Inc. ("Didicom"), Ozark Towers, Inc. ("Ozark"), Ridgeline Communications, Inc. ("Ridgeline"), Law Towers I, LLC ("Law"), and Centerville Towers, LLC ("Centerville"), collectively, "Didier Communications," are principally engaged in providing services to the wireless communications industry by leasing antenna sites on multi-tenant towers. Didier Communications leases tower space primarily to personal communications services and cellular service providers. Didier Communications sites are located in Arkansas, Louisiana, Mississippi, Missouri, Oklahoma, and Texas.

A single shareholder owns Didicom, Ozark, Ridgeline, and Centerville. Five partners, including the single shareholder in the other entities, own equal shares in Law. All of Didier Communications' related party transactions are conducted with the single shareholder under ground lease agreements.

On December 3, 2004 and December 17, 2004, Pinnacle Towers Acquisition LLC, a wholly-owned subsidiary of Global Signal Inc. (the "Company"), acquired 74 and 21 owned towers, respectively, from Didier Communications. The purchase agreement and these Statements of Revenues and Certain Expenses exclude towers as well as certain assets of Didier Communications related to tower development. "Didier Communications Acquisition" represents the assets to be acquired by the Company.

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of the Company. The statements, which encompass the towers sold to the Company, are not representative of the actual operations of Didier Communications Acquisition for the periods presented or indicative of future operations, as they exclude the following: certain selling, general and administrative expenses; interest expense; and depreciation and amortization.

The accompanying statements of revenue and certain expenses for the period from January 1, 2004 to December 17, 2004, which includes operating results for each tower until its acquisition by the Company, are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Revenues and certain expenses for the period from January 1, 2004 to December 17, 2004, are not necessarily indicative of that which may be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such variances could be material.

Revenue Recognition

Revenues are recognized when earned. Escalation clauses present in lease agreements with Didier Communications Acquisition's customers are recognized on a straight-line basis over the term of the lease.

Concentration of Credit Risk

Didier Communications Acquisition derives the largest portion of its revenues from customers who require wireless communications services. Alltel, Cingular, Nextel, and AT&T represented 36.8%, 22.8%,

15.5%, and 12.3%, respectively, of revenues for the year ended December 31, 2003 and 40.7%, 25.8%, 12.7%, and 8.1%, respectively, for the period from January 1, 2004 to December 17, 2004 (unaudited).

2.    Leases

Lease Obligations

As lessee, Didier Communications Acquisition is obligated under non-cancelable operating leases for ground space under communications towers and at other sites, as well as space on communications towers that expire at various times through 2057. The majority of the ground, tower and other site leases have multiple renewal options, which range up to 25 years each. Certain of the ground and managed site leases have purchase options at the end of the original lease term.

Didier Communications Acquisition holds nine land leases with a shareholder. Future minimum rental payments due by Didier Communications Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

Year	Related Party	Other	Total
2004	$51	$414	$465
2005	52	429	481
2006	54	430	484
2007	54	383	437
2008	52	254	306
Thereafter	776	1,739	2,515
	$1,039	$3,649	$4,688

Many of Didier Communications Acquisition's lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For leases with escalation clauses based on a fixed percentage rate, rental expense is recognized in our statements of revenue and certain expenses on a straight line basis over the initial term of the lease plus the future optional renewal periods where there is a reasonable assurance that the lease will be renewed based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset.

Rent expense for operating leases was $654 (including $50 from related party) for the year ended December 31, 2003 and $744 (including $51 from related party) (unaudited) for the period from January 1, 2004 to December 17, 2004.

Customer Leases

Didier Communications Acquisition leases antenna space on communications towers to various wireless service providers and other wireless communications users under non-cancelable operating leases. These leases are generally for terms of 1 to 30 years. Generally, Didier Communications Acquisition's tenant leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included below based on the contractual tenant lease amounts. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included below at the current contractual rate over the remaining term of the lease. The tenant rental payments included in the table below do not assume exercise of tenant renewal options.

Future minimum rental revenues due to Didier Communications Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

Year	Total
2004	$2,396
2005	2,578
2006	2,626
2007	2,702
2008	2,752
Thereafter	69,187
$82,241

3.    Restatement of Previously Issued Statement of Revenue and Certain Expenses

Didier Communications Acquisition restated the accompanying statement of revenue and certain expenses as of December 31, 2003. The restatement adjustment reflected in the following tables corrects an error in the recognition of additional ground lease rent expense on a straight-line basis over the initial term of the lease plus the future optional renewal periods where there is reasonable assurance that the lease will be renewed, based on Didier Communications Acquisition's evaluation at the inception of the lease.

The following table presents the impact of the restatement adjustments on the Didier Communications Acquisition's previously reported results for the year ended December 31, 2003:

	December 31, 2003
	As Previously Reported	Adjustments	As Restated
Revenue	$2,177	$—	$2,177
Certain expenses:
Rent	412	242	654
Property taxes	43	—	43
Other tower operating expense	70	—	70
Total certain expenses	525	242	767
Revenue in excess of certain expenses	$1,652	$(242)	$1,410

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Global Signal, Inc.

We have audited the accompanying statement of revenue and certain expenses of Towers of Texas Acquisition as described in Note 1 for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of Towers of Texas Acquisition's management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal Inc. as described in Note 1 and is not intended to be a complete presentation of Towers of Texas Acquisition's revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of Towers of Texas Acquisition as described in Note 1 for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 3 – Restatement of Previously Issued Statement of Revenue and Certain Expenses the accompanying statement of revenue and certain expenses for the year ended December 31, 2003 has been restated to correct the accounting for ground leases.

/s/ Ernst & Young LLP

Tampa, Florida
April 18, 2005

TOWERS OF TEXAS ACQUISITION
STATEMENTS OF REVENUE AND CERTAIN EXPENSES
(dollars in thousands)

	Year Ended December 31, 2003	Period from January 1, 2004 to December 30, 2004
	(restated)	(unaudited)

Revenue	$1,794	$2,041
Certain expenses:
Rent	204	199
Property taxes	62	66
Other tower operating expense	190	220
Total certain expenses	456	485
Revenue in excess of certain expenses	$1,338	$1,556

See accompanying notes to Statements of Revenue and Certain Expenses

TOWERS OF TEXAS ACQUISITION
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2003 and Period from January 1, 2004 to December 30, 2004 (Unaudited)
(dollars in thousands)

1.    Business and Summary of Significant Accounting Policies

Business

Towers of Texas, Inc. ("Towers of Texas") is principally engaged in providing services to the wireless communications industry by leasing antenna sites on multi-tenant towers. Towers of Texas leases tower space primarily to personal communications services and cellular service providers. Towers of Texas communications sites are located in Texas, Kansas and Oklahoma.

Towers of Texas is majority owned by a single shareholder. with its primary lender being the only other shareholder and holding an approximate 5% ownership. Towers of Texas pays fees to Site Development, Inc. for the performance of tower maintenance services and general and administrative services. Site Development, Inc. is 100% owned by the majority shareholder of Towers of Texas.

On December 17, 2004 and December 30, 2004, Pinnacle Towers Acquisition LLC, a wholly-owned subsidiary of Global Signal Inc. (the "Company"), acquired 43 and 4 owned towers, respectively, from Towers of Texas. The purchase agreement and these Statements of Revenues and Certain Expenses exclude certain towers which are not being acquired as well as certain assets of Towers of Texas related to tower development. "Towers of Texas Acquisition" represents the assets to be acquired by the Company.

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of the Company. The statements, which encompass the towers to be sold to the Company, are not representative of the actual operations of Towers of Texas Acquisition for the periods presented or indicative of future operations, as they exclude the following: certain selling, general and administrative expenses; interest expense; and depreciation and amortization.

The accompanying statements of revenue and certain expenses for the period from January 1, 2004 to December 30, 2004, which includes operating results for each tower until its acquisition by the Company, are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Revenues and certain expenses for the period from January 1, 2004 to December 30, 2004, are not necessarily indicative of that which may be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such variances could be material.

Revenue Recognition

Revenues are recognized when earned. Escalation clauses present in lease agreements with Towers of Texas Acquisition's customers are recognized on a straight-line basis over the term of the lease.

Concentration of Credit Risk

Towers of Texas Acquisition derives the largest portion of its revenues from customers who require wireless communications services. Sprint PCS, Verizon Wireless, Dobson Cellular Systems and Cingular Wireless represented 25.9%, 16.9%, 15.5% and 14.6% respectively, of revenues in the year ended December 31, 2003 and 23.6%, 14.6%, 13.2% and 21.9%, respectively, for the period from January 1, 2004 to December 30, 2004 (unaudited).

2.    Leases

Lease Obligations

As lessee, Towers of Texas is obligated under non-cancelable operating leases for ground space under communications towers and at other sites, as well as space on communications towers that expire at various times through 2051. The majority of the ground, tower and other site leases have multiple renewal options, which range up to 10 years each. Certain of the ground and managed site leases have purchase options at the end of the original lease term.

Towers of Texas holds one land lease with a company that is wholly owned by the majority shareholder. Future minimum rental payments due by Towers of Texas Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

Year	Related Party	Other	Total
2004	$7	$154	$161
2005	7	162	169
2006	7	128	135
2007	7	53	60
2008	2	29	31
Thereafter	—	37	37
	$30	$563	$593

Many of Towers of Texas Acquisition's lease agreements contain escalation clauses which are typically based on either a fixed percentage rate or the change in the Consumer Price Index. For leases with escalation clauses based on a fixed percentage rate, rental expense is recognized in our statements of revenue and certain expenses on a straight line basis over the initial term of the lease plus the future optional renewal periods where there is a reasonable assurance that the lease will be renewed based on our evaluation at the inception of the lease or our assumption of the lease due to our acquisition of the related tower asset.

Rent expense for operating leases was $204.0 (including $6.7 from related party) for the year ended December 31, 2003 and $199.0 (including $5.2 from related party) (unaudited) for the period from January 1, 2004 to December 30, 2004.

Customer Leases

Towers of Texas Acquisition leases antenna space on communications towers to various wireless service providers and other wireless communications users under non-cancelable operating leases. These leases are generally for terms of 5 to 20 years. Generally, Towers of Texas Acquisition's tenant leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included below based on the contractual tenant lease amounts. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included below at the current contractual rate over the remaining term of the lease. The tenant rental payments included in the table below do not assume exercise of tenant renewal options.

Future minimum rental revenues due to Towers of Texas Acquisition under operating leases in effect at December 31, 2003, without giving effect to the impact of straight-line rent adjustments, are as follows:

Year	Total
2004	$1,841
2005	1,736
2006	1,418
2007	719
2008	246
Thereafter	—
$5,960

3.    Restatement of Previously Issued Statement of Revenue and Certain Expenses

Towers of Texas Acquisition restated the accompanying statement of revenue and certain expenses as of December 31, 2003. The restatement adjustment reflected in the following tables corrects an error in the recognition of additional ground lease rent expense on a straight-line basis over the initial term of the lease plus the future optional renewal periods where there is reasonable assurance that the lease will be renewed, based on Towers of Texas Acquisition's evaluation at the inception of the lease or its assumption of the lease due to its acquisition of the related tower asset.

The following table presents the impact of the restatement adjustments on the Company's previously reported results for the year ended December 31, 2003:

	December 31, 2003
	As Previously Reported	Adjustments	As Restated
Revenue	$1,794	$—	$1,794
Certain expenses:
Rent	171	33	204
Property taxes	62	—	62
Other tower operating expense	190	—	190
Total certain expenses	423	33	456
Revenue in excess of certain expenses	$1,371	$(33)	$1,338

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Global Signal, Inc.

We have audited the accompanying statement of revenue and certain expenses of ForeSite 2005 Acquisition, as described in Note A, for the year ended December 31, 2004. This statement of revenue and certain expenses is the responsibility of ForeSite 2005 Acquisition's management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal Inc., as described in Note A, and is not intended to be a complete presentation of ForeSite 2005 Acquisition's revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of ForeSite Acquisition, as described in Note A, for the year ended December 31, 2004, in conformity with United States generally accepting accounting principles.

/s/ Dixon Hughes PLLC

Birmingham, Alabama
April 20, 2005

FORESITE 2005 ACQUISITION
STATEMENT OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2004
(dollars in thousands)

Year Ended December 31, 2004
Revenue	$3,302
Certain Expenses:
Rent	497
Property taxes	118
Other tower operating costs	251
Selling, general, and administrative	721
Total certain expenses	1,587
Revenue over certain expenses	$1,715

See accompanying notes.

FORESITE 2005 ACQUISITION
NOTES TO STATEMENT OF REVENUE AND CERTAIN EXPENSES
Year Ended December 31, 2004
(dollars in thousands)

Note A — Business and Summary of Significant Accounting Policies

Business

ForeSite Towers, LLC ("ForeSite") and its wholly-owned subsidiaries, ForeSite, LLC and ForeSite Services, Inc. ("Services") are principally engaged in providing services to the wireless communications industry by leasing antenna sites on multi-tenant towers throughout the Southeastern United States. ForeSite leases tower space primarily to personal communications services, cellular service providers, and utility companies. Services is principally engaged in tower construction and antenna installation.

ForeSite is a portfolio investee of Allied Capital REIT ("Allied"), which owns a controlling interest in ForeSite.

On April 14, 2005, Pinnacle Towers Acquisition LLC, a subsidiary of Global Signal Inc. (the Company), entered into a definitive purchase agreement to acquire 172 telecommunications towers from ForeSite. The purchase agreement and this Statement of Revenue and Certain Expenses excludes Services. "ForeSite 2005 Acquisition" represents the assets acquired by Global.

ForeSite pays a management fee of $774,993 per year to Services, a related party, for site management, marketing, and operating services for telecommunications sites. This fee is not dependent on the number of towers owned or revenues earned. For purposes of this Statement of Revenue and Certain Expenses, the management fee has been allocated to ForeSite Acquisition based on the relationship of ForeSite 2005 Acquisition's revenues to the aggregate revenue for ForeSite's entire tower portfolio. The allocated management fee of $720,743 for the year ended December 31, 2004 is reflected in the accompanying Statement of Revenue and Certain Expenses as selling, general, and administrative expenses.

Basis of Presentation

The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 for Global. The statement, which encompass the towers to be sold to the Company are not representative of the actual operations of ForeSite 2005 Acquisition for the period presented or indicative of future operations, as they exclude the following: certain selling, general and administrative expenses; interest expense; and depreciation and amortization expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such variances could be material.

Revenue Recognition

Tower rental revenue is recognized on a straight-line basis over the life of the related lease agreements. Revenue is recorded in the month in which it is due. Any rental amounts received in advance of the month due are recorded as deferred revenue. Provision is made for any anticipated losses in the period that such losses are determined.

Concentration of Credit Risk

ForeSite 2005 Acquisition's customer base is concentrated in the telecommunications industry. For the year ended December 31, 2004, El Paso (formally, Southern Natural Gas Company), AT&T, and

Verizon accounted for approximately 20%, 33%, and 12%, respectively, of total tower rental revenues. No other tenant accounted for more than 10% of lease revenues in 2004.

Note B — Leases

Lease Obligations

ForeSite 2005 Acquisition leases property under ground leases, office space, and equipment under noncancellable operating leases. Ground leases are generally for terms of five years and are renewable at the option of ForeSite.

Future minimum lease payments due by ForeSite 2005 Acquisition under noncancellable operating leases at December 31, 2004, are as follows:

Years ending December 31:
2005	$374
2006	276
2007	216
2008	150
2009	27
Total	$1,043

ForeSite Acquisition's total rental expense for operating leases was $497,232 for the year ended December 31, 2004.

Tenant Leases

ForeSite 2005 Acquisition leases antenna space on communications towers to various wireless service providers and other wireless communications users under operating leases, some of which are cancelable upon relatively short notice. Substantially all of the leases provide for renewal of varying lengths of time and escalators upon renewal.

The following is a schedule of future minimum rental revenue due to ForeSite 2005 Acquisition under non-cancelable leases in effect as of December 31, 2004:

Years ending December 31:
2005	$643
2006	643
2007	643
2008	643
2009	643
Thereafter	643
Total	$3,858

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Triton PCS Holdings, Inc.

We have audited the accompanying statement of revenue and direct operating expenses of SunCom Acquisition as described in Note 1 for the year ended December 31, 2004. This statement of revenue and direct operating expenses is the responsibility of Triton PCS Holdings, Inc.'s management. Our responsibility is to express an opinion on this statement of revenue and direct operating expenses based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and direct operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and direct operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Global Signal, Inc.) as described in Note 1 and is not intended to be a complete presentation of SunCom Acquisition's revenues and expenses.

In our opinion, the statement of revenue and direct operating expenses referred to above presents fairly, in all material respects, the revenue and direct operating expenses described in Note 1 of SunCom Acquisition for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
April 15, 2005

SUNCOM ACQUISITION
STATEMENT OF REVENUE AND DIRECT OPERATING EXPENSES

(dollars in thousands)

Year Ended December 31, 2004
Revenue	$2,640
Direct Operating Expenses:
Rent	2,485
Property taxes	366
Other tower operating expenses	102
Total direct operating expenses	2,953
Revenue less than direct operating expenses	$(313)

See accompanying notes to Statement of Revenue and Direct Operating Expenses.

SUNCOM ACQUISITION
NOTES TO STATEMENT OF REVENUE AND DIRECT OPERATING EXPENSES
Year Ended December 31, 2004

(dollars in thousands)

1.	Business and Summary of Significant Accounting Policies

Business

SunCom Wireless, Inc. and its wholly-owned subsidiaries including SunCom Wireless Operating Company LLC, Triton PCS Property Company LLC and AWS Network Newco LLC (collectively, "SunCom"), are principally engaged in providing wireless services in the Southeastern United States, Puerto Rico and the Virgin Islands. SunCom Wireless, Inc. is a direct, wholly-owned subsidiary of SunCom Wireless Investment Co., LLC. SunCom Wireless Investment Co., LLC is a direct, wholly-owned subsidiary of Triton PCS Holdings, Inc.

On March 18, 2005, a definitive purchase agreement was signed by Global Signal Acquisitions LLC, a wholly-owned subsidiary of Global Signal Inc. ("Global Signal"), to acquire from SunCom 169 owned towers and related land leases and co-location income leases ("related agreements"). The definitive purchase agreement and this Statement of Revenue and Direct Operating Expenses exclude towers owned by SunCom that are not subject to the definitive purchase agreement. "SunCom Acquisition" represents the assets to be acquired by Global Signal subject to the definitive purchase agreement.

Basis of Presentation

The accompanying statement of revenue and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of Global Signal. The statement, which encompasses the towers and related agreements to be sold to Global Signal, are not representative of the actual operations of SunCom Acquisition for the period presented or indicative of future operations, as they exclude the following: corporate expenses, interest expense, income taxes, accretion of the asset retirement obligations, and depreciation and amortization. In addition, the statement reflects revenue and expenses directly attributable to the towers and related agreements to be sold to Global Signal, as well as allocations for property taxes, maintenance and monitoring, insurance and utilities deemed reasonable by SunCom management to present the statement of revenue and direct operating expenses on a stand alone basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires SunCom management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such variances could be material.

Revenue Recognition

Rental revenues are recognized when earned. Escalation clauses present in lease agreements with SunCom's customers are recognized on a straight-line basis over the term of the lease.

Rent Expense

Rent expense is recognized as incurred. Escalation clauses present in lease agreements with SunCom's vendors are recognized on a straight-line basis over the term of the lease.

Concentration of Credit Risk

SunCom Acquisition derives its revenues from various wireless service providers and other wireless communications users for the lease of antenna space on communication towers under non-cancelable operating leases. Five wireless service providers individually exceeded 10% of revenues in the year ended December 31, 2004.

2.	Leases

Lease Obligations

SunCom Acquisition leases land under non-cancelable operating leases. Ground leases are generally for terms of 5 or 10 years and are renewable at the option of SunCom. Future minimum rental payments due by SunCom Acquisition under the current term of operating leases in effect at December 31, 2004, without giving effect to the impact of straight-line rent adjustments, are as follows:

Total
2005	$2,380
2006	1,980
2007	1,487
2008	806
2009	435
Thereafter	1,295
Total	$8,383

Rent expense for operating leases was $2,485 for the year ended December 31, 2004.

Customer Leases

SunCom Acquisition leases antenna space on communications towers to various wireless service providers and other wireless communications users under non-cancelable operating leases. These leases are generally for terms of 5 years, with multiple renewals at the option of the tenant. Most leases have escalator provisions, whereby rent is increased at a fixed percentage or in relation to increases in the consumer price index.

Future minimum rental revenues due to SunCom Acquisition under the current term of operating leases in effect at December 31, 2004, without giving effect to the impact of straight-line rent adjustments, are as follows:

Total
2005	$2,523
2006	1,731
2007	1,306
2008	804
2009	341
Thereafter	—
Total	$6,705

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprint Corporation:

We have audited the accompanying Statement of Revenue and Certain Expenses of Sprint Sites USA (the Company), comprising the operations of certain wireless communications towers owned by subsidiaries of Sprint Corporation to be leased to Global Signal, Inc., for the year ended December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of Global Signal, Inc., as described in Note 1 to the Statement of Revenue and Certain Expenses. It is not intended to be a complete presentation of the properties' revenues and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses (as described in Note 1) for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
March 30, 2005

SPRINT SITES USA,
A COMPONENT OF SPRINT CORPORATION AND ITS SUBSIDIARIES
STATEMENT OF REVENUE AND CERTAIN EXPENSES
(dollars in thousands)

Year Ended December 31, 2004
Revenues
Lease revenues	$95,624
Other service revenues	8,142
Total revenues	103,766
Certain Expenses
Lease expense	111,763
Property taxes	16,887
Maintenance and repairs	9,783
Selling, general and administrative	7,290
Total certain expenses	145,723
Certain expenses in excess of revenue	$(41,957)

See accompanying Notes to Statement of Revenue and Certain Expenses.

SPRINT SITES USA,
A COMPONENT OF SPRINT CORPORATION AND ITS SUBSIDIARIES
NOTES TO STATEMENT OF REVENUE AND CERTAIN EXPENSES

1.    Summary of Significant Accounting Policies

Operations and Basis of Presentation

The financial statements include the operations of certain wireless communications towers owned by certain subsidiaries of Sprint Corporation (together with its subsidiaries, "Sprint") in connection with its PCS wireless telephony products and services business ("Sprint PCS"). These towers represent those to be leased by Global Signal Inc. as described in the next paragraph. These communications towers are located on real property primarily leased from a variety of third party individual and commercial landlords. For the purposes of these financial statements, Sprint's investment in these towers, and the associated operations, including leasing activities with landlords, maintenance of the communications towers, and the marketing and leasing of available tower capacity on the communications towers to other wireless service providers, are collectively referred to as Sprint Sites USA ("SSUSA"). SSUSA is not a legal entity.

On February 14, 2005, a definitive agreement was reached by Sprint and Global Signal Inc. under which Global Signal Inc. will have exclusive rights to lease and operate approximately 6,600 sites which are included in this Statement of Revenue and Certain Expenses. Under the terms of the transaction, which is expected to close in the second quarter of 2005, Global Signal Inc. will also take over the existing collocation arrangements with tenants who lease space on the towers. Sprint has committed to sublease space on the towers from Global Signal Inc. for a minimum of 10 years. The agreement and this Statement of Revenue and Certain Expenses exclude certain other Sprint-owned wireless sites and related assets that are not subject to the agreement.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission. The statement, which encompasses the towers and agreements to be leased to Global Signal Inc., is not representative of the actual operations of SSUSA for the period presented or indicative of future operations of SSUSA as no revenue for Sprint PCS' occupation of tower space has been included, as discussed below in Revenue Recognition. Additionally, certain expenses, primarily consisting of certain selling, general and administrative expenses, interest expense, depreciation and amortization have been excluded.

The financial statements of SSUSA are prepared using accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

SSUSA recognizes revenues, which consist primarily of collocation leasing revenues, as services are rendered to non-affiliate customers. No revenue has been recognized by SSUSA in conjunction with Sprint PCS' occupation of tower space. Escalation clauses, excluding those tied to the Consumer Price Index (CPI), and other incentives present in the lease agreements with SSUSA's customers are recognized on the straight-line basis over the current term of the lease excluding renewal periods exercisable at the option of the tenant. Amounts received prior to being earned are deferred until such time as the earnings process is complete.

SSUSA recognizes other revenue, including application fees which are deferred and amortized over five years, and fee-based service revenue, as services are rendered.

Lease Expense

SSUSA recognizes lease expense, primarily on ground leases, as incurred. Escalation clauses, excluding those tied to the CPI, present in the lease agreements between SSUSA and the lessors are recognized using a straight-line basis including renewal option periods that are reasonably assured. Expense recognized in advance of required payments is accrued as a liability.

Certain ground leases contain provisions which require SSUSA to pay the landlord a certain percentage or fixed amount of revenues earned from tenants added subsequent to the anchor tenant. This amounted to approximately 11% of total lease expense for the year ended December 31, 2004, in the accompanying statement of revenue and certain expenses.

Major Customers

SSUSA has ten customers that generated an aggregate of approximately 90% of revenues in 2004, including five customers that each generated more than 10% of revenues. This information is summarized in the table below for the year ended December 31, 2004:

Percent of Revenues by Customers
Customer A	20%
Customer B	19%
Customer C	18%
Customer D	13%
Customer E	11%

2.    Related Party Transactions and Allocations

Sprint PCS is the anchor tenant occupying space on many of the towers operated by SSUSA during 2004. No revenue has been recognized in conjunction with Sprint PCS' occupation of tower space as no formal contract exists between SSUSA and Sprint PCS.

SSUSA is dependent upon Sprint to fund its operations and anticipates that this funding requirement will continue until the transaction with Global Signal Inc. is completed.

Sprint does not file separate property tax returns for the SSUSA property and equipment. For purposes of these financial statements, property taxes were determined by applying the property tax rates applicable to Sprint against the total SSUSA investment in property and equipment.

All other direct costs of the towers have been reflected in these financial statements and include no allocations other than property taxes.

3.    Operating Lease Revenue

At December 31, 2004, minimum future rental revenue receipts for leased space on owned towers from non-affiliate tenants based on contracted rates for the contractually obligated periods, but excluding any renewal periods exercisable at the option of the tenant, are as follows (in thousands):

2005	$	94,704
2006		73,813
2007		55,143
2008		35,404
2009		13,446
Thereafter		910

4.    Operating Lease Expense

Minimum rental expense payments at December 31, 2004 for all non-cancelable operating leases, consisting mainly of ground leases, are as follows (in thousands):

2005	$	93,732
2006		97,640
2007		100,381
2008		100,415
2009		102,900
Thereafter		1,632,405

The table includes renewal options that generally have five-year terms and are reasonably assured.

Prospective investors may rely only on the information contained in this Prospectus. Neither Global Signal nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

Until May 28, 2005 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

May 3, 2005